2/17

07023634

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME L'Air Liquide SA

*CURRENT ADDRESS

PROCESSED
MAY 21 2007
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05224 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 5/18/07

082-05224

AIR LIQUIDE

Combining **innovation** potential and productivity with a **presence** in promising markets, **Air Liquide** is developing in many fields of the future, which makes it a **blue-chip growth stock** for all its **shareholders**.

ARLS
12-31-06



Annual and sustainable development report 2006

www.airliquide.com



Three generations of shareholders


Join the circle of
365,000
individual
shareholders
who hold 38.4%
of Air Liquide's
capital



At the company's origin in **1902**, there were **24 shareholders** who made it possible for the two founders, Georges Claude and Paul Delorme to create a company, and who displayed two key virtues: patience (they waited until 1907 to receive their first dividend*) and loyalty. For several years they strongly supported the young company by participating in successive capital increases. Air Liquide was created and grew thanks to a first group of shareholders consisting of family, friends and professionals.

On **February 20, 1913**, Air Liquide was listed on the Paris Stock Exchange and gradually became a **blue-chip stock**. But the company never forgot its roots. It knew that it owed its survival to its shareholders and that is why they have always felt at home at Air Liquide.

Shareholders are the focus of Air Liquide's strategy, with one objective: increasing the value of shareholder investment through strong, steady growth in earnings and dividends over the long term. And today, a century after its creation, Air Liquide has **365,000 individual shareholders** who hold **38.4% of the capital**.

Extract from the book "100 years of inspiration - the Air Liquide adventure"

The words followed by * are explained in the business and financial glossaries.
They will help you to better understand the technical and financial terms used.

Shareholders' **Charter**

Air Liquide's responsibility towards its shareholders, formalized in the **Shareholders' Charter**, is based on four commitments:

Consideration and respect for all shareholders

- equality of all shareholders: 1 share = 1 vote (no double-voting rights)
- respect of preferential subscription rights
- absence of anti-takeover bid measures
- restriction of resolutions proposed at Shareholders' Meetings to genuine corporate requirements
- clear and effective communication between the Board of Directors and Management

Shareholder remuneration and increased investment value over the long term

- steady long-term growth in earnings
- strong dividend payout policy: dividend and bonus shares
- higher dividend payouts for loyal registered shareholders

Listening to and informing shareholders

- Shareholders' Communication Committee, frequent meetings with shareholders
- regular publication of information about the Company
- transparency and clarity of published financial information
- consistent and uniform accounting methods
- information sent to all shareholders before meetings

Shareholder Services

- twenty-member Shareholder Services team dedicated to individual shareholder relations
- personalized and low-cost management of directly registered share accounts

Share ownership as of December 31, 2006

Share ownership by shareholder type

- ■ Individual shareholders
- □ Foreign institutional investors
- □ French institutional investors
- □ Treasury shares



0.7
24.3%
36.6%

365,000 individual shareholders

32% of shares registered

1.1% of capital held by Group employees

To the Company's knowledge, no shareholder holds more than **5%** of the capital



General Shareholders' Meeting on May 10, 2006

Consideration and respect for all our shareholders

The shareholder is the primary concern of Air Liquide and its management. Every decision is made with the mid and long-term interest of the Company and its shareholders in mind.

The Group therefore attaches great importance to direct dialogue with its shareholders and to the consideration and respect for all of them without distinction.

- □ **equality** of all shareholders: 1 share = 1 vote (no double-voting rights),
- □ **respect** of preferential subscription rights,
- □ **absense** of anti-takeover bid measures.

Moreover, the resolutions proposed at the General Shareholders' Meeting are limited to the Company's real needs. Lastly, clear operating rules exist in the Group's management structures.

The Group's commitment to good corporate governance is notably conveyed by three Committees on which the Board of Directors relies:

- □ **the Audit and Accounts Committee,**
- □ **the Appointments Committee,**
- □ **the Remuneration Committee.**

Shareholder **remuneration** and **increased investment value** over the long term

Revenue in millions of euros **10,949**


10000
7500
5000
2500
0
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

+8.6%
average
annual growth (2)

Consolidated 2006 revenue increased on 2005 by +4.9%. On a comparable basis (excluding currency, natural gas and perimeter effects), the increase was +5.7%.

+9.8%
average
annual growth (2)

Steady, sustained growth in basic earnings per share

In 2006	+6.2%
Over 5 years	+7.7%
Over 10 years	+9.4%
Over 20 years	+7.7%
Over 30 years	+9.8%

Basic earnings per share adjusted (1) in euros **8.35**


8
6
4
2
0
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

Dividend per share adjusted (1) in euros **4.00**


4
3
2
1
0
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

+10%
average
annual growth (2)

Dividend proposed for fiscal year 2006

- 4.00 euros per share, an increase of +14.6% over 2005.
- Distribution rate of 49.6% of net earnings.
- In compliance with the Articles of Association, registered shareholders who have held their shares continuously since December 31, 2004, will receive a bonus equal to 10% of the dividend paid.

Over a ten-year period

- Global distribution regularly increased, on average +12% a year,
- Average distribution rate of 48.4% of net earnings.

(1) Adjusted to account for bonus share issues.
(2) The data presented over 30 years were calculated using accounting standards in force at the time. As of January 1, 2005, standards have changed. These new standards were used for financial years 2004, 2005 and 2006.

Air Liquide and the Stock Exchange


CAC 40*
Air Liquide
220
200
180
160
140
120
100
80
60
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Identification sheet as of December 31, 2006

Continuous trading on the Eurolist of the Euronext Paris Stock Exchange (compartment A)	
ISIN value code	FR0000120073
Face value	€11
Number of shares	121,149,189
Share price	€179.90
Market capitalization (in millions)	€21,794
Member of the CAC 40 and Dow Jones Euro Stoxx 50 indices	
Weighting in: CAC 40 index Dow Jones Euro Stoxx 50 index	2.1% 0.98%
Eligible for the Deferred Settlement Service (SRD) and Stock Savings Plan (PEA) Supports the Paris Stock Exchange market for tradable options (Monep)	

Portfolio **growth**

Value, before tax, as at December 31, 2006, of a **portfolio** of Air Liquide shares including reinvested **gross dividends** (reinvested in shares on the first opening day of the Stock Exchange after distribution), **bonus shares** (fractions stemming from bonus share allocations converted into fractional shares) and loyalty **bonuses**.


x 81
x 8.5
x 3.4
x 1.8
INITIAL INVESTMENT
5 YEARS
10 YEARS
20 YEARS
30 YEARS

Listening to and informing shareholders

Meeting shareholders



Le Village

Air Liquide is committed to exchanging information directly with its shareholders through:

- the General Shareholders' Meeting: over 4,700 shareholders were present,
- many Information Meetings outside of Paris,
- the Salon Actionaria: over 35,000 people visited the booths of the companies present.

The Shareholders' Communication Committee

This Committee, created in 1987, embodies Air Liquide's commitment to listen to its shareholders and to treat them with respect.

Its 12 volunteer members work with Benoît Potier, Chairman and CEO, to improve the quality of the relationship between Air Liquide and its individual shareholders, in areas relating to communication and shareholder information.

The Committee, a think tank and a source of inspiration, is a representative sample of individual shareholders and acts as a messenger between Air Liquide and its individual shareholders by giving a voice to their questions and expectations.

In 2006, the Committee held three plenary sessions with all members present chaired by Benoît Potier. Additional meetings took place, bringing together committee members and members from Air Liquide's Communication Department and Shareholder Services teams. These sub-committees concentrated on written communication tools, the video presentation of the General Shareholders' Meeting, the information meetings outside Paris and enlarging the individual shareholder base.



From left to right and top to bottom:

Alain Duport (Bordeaux – 33), **Vincent Gaffiot** (Auxerre – 89), **Jean-Georges Gerber** (Harskirchen – 67), **Jean-Marie Lafollie-Horat** (Brandon – 71), **Dominique Mauclair** (Blois – 41), **Jean-Pierre Morin** (Aurillac – 15), **Christophe Neves** (Paris – 75), **Dominique Reuter** (Domazan – 30), **Patrik Steidle** (Saint-Brice-Courcelles – 51), **Guy Tessereau** (Meylan – 38), **Pierre Troussel** (Vélizy – 78), **Dominique Vigneron** (Sainte-Adresse – 76).

Air Liquide **keeping you informed**

Shareholders' information is a key element of the Company's commitment to its shareholders. Air Liquide communicates regularly on its businesses, development and strategy.



Combining innovation potential and productivity with a presence on promising markets, Air Liquide is developing in many fields of the future, which makes it a blue-chip growth stock for all its shareholders.
Letter to Shareholders
Letter to Shareholders

■ The **Annual Report** presents all the latest information on the Group and its strategy.

■ The **Shareholder's Guide/Summarized Annual Report** provides a summary of the Annual Report and practical information for every shareholder.

■ **Financial notices**: press releases, presentations and recordings of financial analysts' meetings are available on the Internet. **Financial announcements** are published in the press.

All this information is available on the Company's toll-free telephone number.

■ For the General Shareholders' Meeting, an **invitation** is sent to every shareholder as well as comprehensive **Minutes** of the meeting including the debates and votes.

■ Four **Letters to Shareholders** are sent each year to registered shareholders, holders of bearer shares who voted at the General Shareholders' Meeting and anyone else who requests them. In 2006, two special issues focused on our Healthcare activity in hospitals and homecare.



@ All these documents are accessible on www.airliquide.com

Shareholder Services



A team at your service

The 20 members of Shareholder Services are permanently available to help keep you informed about the Company's activities and the evolution of its stock. A direct and daily contact is at your disposal.
They can also help you with procedures for gifts and inheritance questions.

Shareholder Services is a one-stop contact for registered shareholders who wish to receive an invitation to the General Shareholders' Meeting or to send in their vote by correspondence. Also, as a stock market professional, Shareholder Services defends the interests of individual shareholders in all formal discussions that concern major developments and changes in French and European stock markets.

Come and visit us

The Shareholder Services team members will be happy to welcome you at the Company's head office in a reception room dedicated to individual shareholders. For example, you can place your buy/sell orders with us or organize a transfer of shares.



A 24/7 service

- You can talk to a Shareholder Services team member on the phone from 8:30 a.m. to 5 p.m. or leave a message.

- N° Vert 0 800 16 61 79 (free)

or +33 1 57 05 02 26 from outside France to check current share prices, listen to the Group's weekly news and financial information and find out about our agenda (in French only).

Summary:

0 – The Group's weekly news
1 – Current share price
2 – Financial information
3 – Leave a message with Shareholder Services
4 – Coming Events
– Talk to a member of Shareholder Services

- An Internet site dedicated to providing shareholders with all the information they need:

www.airliquide.com

Since 2004, direct registered shareholders have been able to check their accounts and make on-line stock order entries.
Moreover, all documents are available in French and English on the Internet site.

- An email address so that you can send your questions to Shareholder Services:

shareholders@airliquide.com

- An **e-mail alert system**, available free of charge, to keep you informed of the most important recent events in real time.

Contact us

Shareholder Services
75 quai d'Orsay
75321 Paris Cedex 07

Toll-free number: 0 800 16 61 79
or +33 1 57 05 02 26
from outside France

shareholders@airliquide.com
www.airliquide.com

Stock Exchange orders:
Tel: +33 (0) 1 40 62 50 82
or 50 35 or 52 41
Fax: + 33 (0) 1 40 62 57 50

In **what form** do you hold your shares?

- **As bearer shares,** your account is managed by your financial intermediary, **but Air Liquide does not know you**.
- **As intermediary registered shares,** your financial intermediary manages your share account but your shares are also registered at Air Liquide: this is **service +**.
- **As direct registered shares,** your shares are kept directly and exclusively at Air Liquide: this is **service ++**.

Service +: **registered shareholding**

	Bearer shares	Registered shares
Air Liquide knows you		+
Direct contact with Shareholder Services		+
Dividend	+	+
Dividend increased by 10% after two calendar years [1]		+
Bonus share allocation	+	+
Bonus share allocation increased by 10% after two calendar years [1]		+
Personalized relationship: receive shareholder information and the invitation to the General Shareholders' Meeting directly from Air Liquide - easier access to the General Shareholders' Meeting		+

(1) Shares registered by December 31 of any given year and held continuously in registered form for more than two calendar years.

Service ++: **direct registered shareholding**

- **€0** for handling, or management fees on standard transactions,
- dividend **payment: direct, fast and free of charge,**
- **placement** of **buy/sell orders** at **low rates**, via Shareholder Services or **directly online**, with access to direct registered share accounts and pending orders **24/7**,
- **personalized counseling** for all transactions.

Registered shares

For over ten years, Air Liquide has promoted registering shares among its shareholders, especially via its loyalty bonus program. As a result, the pool of registered shareholders has grown steadily to reach **146,000** at the end of 2006, including **52,000** directly registered shareholders.

As of December 31, 2006

- **32%** of all shares were registered,
- **58%** of registered shares were held by individual shareholders,
- **49%** of individual shareholders' shares were registered,
- **23%** of institutional investors' shares were registered.

In total, **31.1 million** shares, that is **25.7%** of share capital, are eligible for the bonus dividend to be paid out in 2007.

2007 **events**

Financial **Agenda**

APRIL
25
1st quarter 2007 revenue

MAY
15
Dividend payment

AUGUST
3
1st half 2007 consolidated revenue and results

MAY
9
Shareholders' General Meeting

JUNE
13
Date proposed for stock split subject to approval at the General Shareholders' Meeting on May 9

OCTOBER
25
3rd quarter 2007 revenue

Regional **information meetings**

APRIL
4
in Strasbourg, organized by the newspaper *Le Revenu*

MAY
30
meeting chaired by Benoît Potier at the Air Liquide Village in Lyon

OCTOBER
4
in Dijon, organized by FFCI (French Federation of Investment Clubs)

MAY
24
meeting chaired by Benoît Potier at the Air Liquide Village in Nice

JUNE
18
in Brussels, organized by the newspaper *Investir*

OCTOBER
8
in Reims, organized by FFCI (French Federation of Investment Clubs)

"Actionaria" shareholder **fair**

NOVEMBER
16 - 17
Shareholder fair
Palais des Congrès
Paris (France)

World leader in industrial and medical gases

Present in 72 countries, Air Liquide is the world leader in industrial and medical gases and related activities. It makes many products used in daily life, contributes to the preservation of life and the environment and is committed to a sustainable development approach.

Table of contents

The words followed by * are explained in the business and financial glossaries.
They will help you to better understand the technical and financial terms used.

Key figures

The year 2006 was once again characterized by growth and development in all our business lines and all geographies.

This development went hand in hand with a significant improvement in margins and a considerable increase in net profit, exceeding one billion euros for the first time.

For 2007 and the years to come, Air Liquide's positioning in the most promising markets, startups of new production units and the commercial successes already achieved, as evidenced by a higher level of investment, mean that the Group can be confident and aim at accelerating its growth.

€10,949 million Total revenue
88% Gas and Services
12% Related Activities

Related Activities revenue

€1,321 million

- Welding material
- Engineering and Construction
- Chemicals
- Diving


17%
43%
29%

Gas and Services revenue

€9,628 million

- Industrial Merchant
- Large Industries
- Electronics
- Healthcare


16%
45%

Men and women by geographic zone

- Europe
- Americas
- Asia-Pacific
- Africa and Middle East


3%
16%
22%

Operating income recurring by geographic zone (1)

- Europe
- Americas
- Asia-Pacific
- Africa and Middle East


2%
15%
22%

(1) Excluding research centers and corporate.


9,428
10,435
10,949
04
05
06

Revenue
in millions of euros

+5.7%[(1)]


780
933
1,002
04
05
06

Net profit
in millions of euros

+11.4%[(2)]


6.56 (3)
7.86 (3)
8.35
04
05
06

Basic earnings per share
in euros

+10.2%[(2)]


3.18 (3)
3.49 (3)
4.00
04
05
06

Dividend per share
in euros

+14.6%


11.9
11.7
11.9
04
05
06

Return on capital employed after tax (ROCE)
in %


76.7
60.2
52.5
04
05
06

Net indebtedness/ equity
in %

(1) On a comparable basis.
(2) Variation on 2005 net profit excluding exceptional elements.
(3) Adjusted to account for bonus share issues.

The year's **highlights**



INDUSTRIAL MERCHANT
LARGE INDUSTRIES
ELECTRONICS
HEALTHCARE
RELATED ACTIVITIES

Europe

- **DOUBLING OF THE HYDROGEN PRODUCTION CAPACITY IN ANTWERP** with the construction of a second hydrogen production unit on the BASF site, in the port of Antwerp in Belgium.
- **STRENGTHENING OF THE GROUP IN BULGARIA** with the signing of a new 15-year contract with its customer Cumerio Med JSC, to supply oxygen to its copper production factory in Pirdop.
- **ACQUISITIONS IN EUROPE IN HOMECARE** of Nord Service Projects, Aiolos Medical, Rubel Atem und Sauerstoffgeräte and Zuther & Hautmann. In total, these companies serve over 25,000 patients. Air Liquide also acquired Farmec, the leader in the Italian antisepsis market.
- Early 2007, announcement of **THE PURCHASE OF LINDE GAS UK** in the **UNITED KINGDOM**.
- **TRIPLE SUCCESS IN THE SOLAR INDUSTRY IN GERMANY**. Launch of ALUX, an offer dedicated to photovoltaics, LEDs and fiber optics.
- Delivery to **CERN** of the largest cryogenic system in the world.
- Installation of a hydrogen service station at the foot of the Eiffel Tower, for the **CHALLENGE BIBENDUM**.
- Launch of the **HYCHAIN** project designed to test 158 vehicles that run on hydrogen in four European regions. Air Liquide brought together 24 partners to share its expertise.

Americas

- Partnership in the framework of a **CO_2 STORAGE** project in Countryside, Illinois, backed by the U.S. Department of Energy, to study new environmentally friendly solutions.
- **NEW COMMERCIAL SUCCESS IN ARGENTINA** with a 15-year renewal and extension of contracts with the Argentine steelmaker Siderar for the San Nicolás site.
- **DEVELOPMENT OF HYDROGEN PRODUCTION ACTIVITIES IN THE UNITED STATES** with the startup of the new hydrogen production unit in Bayport (Texas), which is totally integrated into the Texan pipeline network. The Group also launched a project for another large-capacity production unit in California.
- **INCREASE IN AIR LIQUIDE'S ELECTRONICS PRODUCTION CAPACITIES** in Fremont, California, for the ALOHA high-tech offer, after Chalon-sur-Saône in France.



Air Liquide rewarded

Prix Cristal rewarding the transparency of financial information, for the Top 40 companies quoted on the Paris Stock Exchange.

AGEFI 2006 first prize for "functioning of the General Shareholders' Meeting".

AGEFI 2006 second prize for "the quality and transparency of information and communication".

"TOPCOM d'or Corporate Business 2007" for the best in-house newsletter.

"TOPCOM de bronze Corporate Business 2007" for the best annual report. The clear and transparent information and presentation of the company's businesses contributed to this success.

Fils d'or du Meilleur Service actionnaires awarded by *la Vie Financière* and Synerfil for the quality of shareholder services.



Jean-Claude Buono receives the "Fils d'or"

Boursoscan 2006 prize for "financial communication".

Special prize in Italy recognising responsible communication, for its educational program *Io vivo d'aria* (I live off air) for schools near Priolo, in Sicily.

"Janus de l'Industrie" for the Digi@wave and Citowave welding units, and **"Janus de la Santé"** for Taema's Lagoon vacuum regulator, from the French Institute of Design.

Asia-Pacific

- **MAJOR INVESTMENTS IN THE NEW DEVELOPMENT ZONE OF TIANJIN IN CHINA**, with the signature of a joint venture contract with Tianjin Soda Plant, a subsidiary of the Tianjin Bohai Chemical Industry group, and the signature of a long-term agreement with Tianjin LG Bohai Chemical (LG Bohai).
- **STRONG GROWTH IN CHINA** with the construction of a new air separation unit in Hangzhou.
- **COMMERCIAL SUCCESSES WITH THE JUMBO OFFER** in Taiwan with the creation of a new Electronics Material Center.
- **NEW HIGH-TECH EQUIPMENT ASSEMBLY CENTER** for the electronics industry in Taichung.
- Early 2007, announcement of the purchase of **MINORITY INTERESTS** in subsidiaries in **SOUTHEAST ASIA**.



- **OUTSTANDING SUCCESSES IN AUSTRALIA** with the signature of three nitrogen contracts for some of the largest mining companies in the world, to improve safety for their teams.
- **SIGNING OF AN AGREEMENT TO ACQUIRE 100% OF JAPAN AIR GASES**, a major player in the Japanese market with over 2,000 employees.

Africa Middle East

- **IMPORTANT FOOTHOLD IN KUWAIT** with the signing of a 20-year contract to supply oxygen, nitrogen and compressed air to the Equate Petrochemical Company.
- **COMMERCIAL SUCCESS OF ENGINEERING IN SAUDI ARABIA** with the construction of a carbon monoxide production unit for Sipchem.



Message from the **Chairman and CEO**



Dear Shareholders,

The year 2006 was a new year of sustained growth for your Group, in activity as well as in earnings: + 5.7% in sales, + 11.4% in net earnings, which exceeded one billion euros for the first time, and + 10.2% in net earnings per share, on a comparable basis.
Air Liquide took advantage of the dynamism of emerging economies: the successes in Asia – in particular, in China –, Eastern Europe, Latin America and the Middle East are concrete proof of our conquest strategy in new territories and markets. In North America, our activity was buoyed by a favorable economic climate. In Europe, despite more modest growth, Air Liquide's performance remained clearly better than that of the industry on the whole because of the Group's positioning in strong growth vectors such as healthcare, the environment and improved efficiency in industrial processes. The Air Liquide General Shareholders' Meeting was also a highlight of the year: it approved, by a large majority, the company's new bylaws and the return to the Group's historical structure with a Board of Directors. Your decision was an important step that made it possible to open a new page in Air Liquide's history by benefiting from the experience acquired in governance during the preceding period.
This past year also witnessed a change in our industry's competitive landscape with the emergence of a new European company, created by the merger of two competitors, whose size is comparable to ours. We have of course already incorporated this new situation into our thinking on strategic positioning.

A major move forward in Asia

In Asia, a particularly dynamic region in which most of the worldwide electronics industry is concentrated, we have strengthened our position in Japan. So after merging our activities with those of BOC in 2003 to create Japan Air Gases, a subsidiary in which we held 55%, in 2006, we finalized the acquisition of the remaining 45%.
At the start of 2007, we also announced the purchase of minority interests in four joint ventures held with BOC in Southeast Asia, in Singapore, Thailand, Vietnam and the Sultanate of Brunei. These acquisitions represent a major move forward for the Group.

Strengthening our positions

As in previous years, in 2006, we continued our productivity efforts, which took the form of a new improvement in margins. They more particularly concerned procurement, through the introduction of new prospective and more easily sharable management tools, and organizational modifications in Europe, especially in France, Italy and Belgium. These adjustments are necessary so that the Group can anticipate the changes in its markets. They may mean major efforts for the teams concerned for whom specific support is systematically provided, in keeping with the Group's values.

Objective: first do better...

This improvement approach for our operating performances is a priority for the Group for the next three years. We are going to strengthen our efforts to reduce costs further, increase productivity and efficiency and better manage our prices and market shares. The objective is to generate growth in net earnings considerably higher than that in sales. The flexibility thus acquired will permit us to accelerate our growth and consequently retain a worldwide leadership position.

... and then do more

Because this is the other main priority of the coming years: seizing new market opportunities. Our goal is to take stronger positions in growing markets and in the fields of the future by deploying our expertise and innovation.

Organized around our core businesses

To first do better and then do more, we adapted, at the start of 2007, the Group's organization by creating, for our Gas and Services business, four World Business Lines with strengthened goals: Large Industries, Industrial Merchant, Electronics and Healthcare. Each branch proposes strategic objectives to the general management, decides on development projects and manages their implementation. At the same time, operational management will continue to be handled by the countries with performance coordination and monitoring at the level of homogeneous zones.

This evolution will allow us to win more business in an industrial and medical gases market that should increase from 25 to 30 billion euros by 2010 for the entire industry.

This trend already started to show in the 2006 figures: our investment decisions rose by + 25% compared to 2005, the result of the increase in volume of the contracts signed. At the same time, our portfolio of projects being studied considerably increased.

An expanding market

This growth in demand comes largely from emerging economies where the idea of time is critical: business is concluded and factories sprout twice as quickly as the usual time frames in our industry. Rapid decision-making and flawless implementation are essential.

Skills transfers between countries in the Group's expert network sustain this great momentum in new economies.

The development of the industrial and medical gases market is equally connected to new needs in the energy, environment, healthcare and advanced technologies sectors. The international energy issue, to mention just one, opens new prospects, especially for oxygen in the exploitation of tar sands, environmentally friendly carbon combustion and petroleum residue gasification.

Air Liquide, a blue-chip growth stock

Strengthened by this dynamic, bringing together increased productivity and the development of our business, our ambition is to make the greatest profits from the growth potential of our markets. These changes go hand in hand with creating new value for all our shareholders, both individual and institutional.

My wish is that the Air Liquide share now be considered both a blue-chip defensive and growth stock combined.

Benoît Potier
Chairman and CEO

New Group structures

On **May 10, 2006**, the Combined Shareholders' Meeting decided to modify the Company's management structure by adopting the legal structure **of a public company with a Board of Directors.**

After the Combined Shareholders' Meeting, the Board of Directors met in order to determine the general management organization by appointing a **Chairman** who also assumes the position of **Chief Executive Officer**. In addition, it appointed two Senior Executive Vice-Presidents.

In keeping with Air Liquide tradition, the Chairman would also assume the role of Chief Executive Officer so as to promote a **close relationship between its executive managers and shareholders.**

This choice was accompanied by the adoption, by the Board, of provisions aiming to sustain compliance with the **corporate governance principles** to which Air Liquide has always been attached. Hence, the balance in the relations between Executive Management and the Board of Directors was maintained particularly by limiting the powers of the Chief Executive Officer, with the approval of the Board of Directors being required for major transactions. The Board also set out to maintain **a high degree of transparency** by adopting principles of professional conduct, separating the issues of appointments and remuneration, now managed by two separate committees. It was also agreed that the Chief Executive Officer may not attend any committee meetings relating to him personally and by **appointing an independent chairman to be the head of each of the three committees.**

Internal regulations, adopted by the Board in May 2006 following the adoption of the new Articles of Association, set forth very specifically the principles governing the professional ethics of directors, and the composition, role and operating procedures of the Board and its committees.

Executive Management

Executive Management is comprised of three individuals: **Benoît Potier**, Chairman and Chief Executive Officer, assisted by **Jean-Claude Buono**, Executive Vice-President, and **Klaus Schmieder**, Executive Vice-President.

Similar to the procedures previously followed by the Management Board, Executive Management meets regularly once a month to examine, in particular:

■ strategic operations at Group level,

■ budgets and accounts,

■ investments and major industrial projects, principal mergers, acquisitions and disposals of activities or entities.

As in the past, issues relating to personnel safety are subject to particular attention.

Board of Directors

In 2006, the Board of Directors met four times and the Supervisory Board met once prior to the modification in the management structure, with **an attendance rate of 95%**.

Its role

The Board of Directors determines the major orientations of the company's activities and ensures their implementation by management. Accordingly, it examines and approves the Group's principal strategies and re-examines them when significant decisions are made. It ensures that these strategies are implemented by the Executive Management. In accordance with the law, the Board deals with any issues concerning the smooth running of the Company. The Board of Directors conducts controls and verifications as it deems appropriate.

Its composition

The Board of Directors is currently comprised of **11 members** appointed by the Shareholders' Meeting of May 10, 2006, for a term of four years, except for the former members of the Supervisory Board, who were appointed for their remaining term of office, in accordance with the overlapping principle. The internal regulations stipulate that members are chosen for their **skills, their integrity, their independence of mind** and **their determination** to take into account the interests of all shareholders.

■ Professional ethics of directors

The director represents all the shareholders and shall act in all circumstances in the Company's best interests.

Each director undertakes to:

- meet the obligations imposed upon him/her by the Articles of Association and the various legal, regulatory, corporate or internal provisions and, more specifically, the internal rules relating to the prevention of insider trading or the obligations to report transactions involving the Company's shares,
- notify the Board of any conflict of interest with the Company and to refrain from voting in the corresponding deliberation. Each director is bound to an obligation of secrecy,
- strive to take part in all meetings of the Board and its committees, and attend the Shareholders' Meetings,
- keep himself/herself informed and devote the time and attention required to perform his/her duties,
- hold at least 500 registered shares in the Company.

■ Independence of directors

In accordance with previous practice, an assessment of the independence of members is carried out once a year by the Board. With regard to the defined criteria, **8 of the 11 Board members are independent**.

Its functioning

■ Relationship with Executive Management

In a continuous effort to look for a correct balance, it was decided to renew the former rules limiting the powers of Executive Management while adapting them to the new structure. The internal regulations thus specify thresholds, above which certain key decisions require prior authorization by the Board of Directors, in accordance with the Articles of Association (external sales or acquisitions, investments, transactions that could substantially change the Group's strategy).

In accordance with the practices specific to dual structures implemented when the Company operated with Management and Supervisory Boards, it was decided to continue presenting **quarterly reports** on the Company's management to the Board of Directors.

■ **Internal functioning rules**

The internal regulations specify the Board's operating procedures:

– **keeping directors informed**: this is ensured by sending a file of meeting documentation dealing with key items on the agenda prior to meetings; relevant information is also sent between meetings.

– **conduct of meetings**: the internal regulations define the frequency of meetings and the rule of notification and participation by video-conference or telecommunications.

– **formation of committees**: the internal regulations define the purpose and operating procedures of the three committees (see below).

– **training measures**: the internal regulations stipulate that training measures relating to the Company's businesses are offered to directors, particularly through site visits or meetings with senior executives. More particularly, information on the Group's accounting, financial and operational specificities is offered to members of the Audit and Accounts Committee.

– **rules of appraisal**: the internal regulations stipulate that, in accordance with previous practices, «the Board will ensure that an evaluation is carried out periodically of its composition, its organization and its functioning as well as those of its committees. An update will be made by the Board on this topic once a year and a formal evaluation will be carried out under the authority of the Chairman of the Board of Directors every three years».

The Committees

The Board of Directors has set up three committees:

■ the Audit and Accounts Committee, whose duties within the Supervisory Board have been renewed under the same terms and conditions within the Board of Directors,

■ the Appointments Committee,

■ the Remuneration Committee.

The Audit and Accounts Committee

Gérard de La Martinière (Chairman), Edouard de Royere, Béatrice Majnoni d'Intignano and Rolf Krebs (i.e. three independent members out of four, including the Chairman).

Pursuant to the internal regulations, the Committee must comprise between three and five members of the Board of Directors and at least two-thirds of its members must be independent.

The purpose of the Committee is to prepare recommendations for the Board of Directors. It forms a reasonable judgment concerning the accounts and accounting principles used, the existence and functioning of control organizations and control procedures adapted to the Group, organization of the internal control function, the plans for assignments and actions, the findings of these assignments and the recommendations and ensuing measures taken, choice and renewal of the external auditors, review of the tendering process, and information on the overall fees paid. Committee members combine corporate management skills with economic and financial expertise.

The Committee collects the observations of the Executive Management on these various issues, reports to the Board of Directors on its work, informing it of any problems that may be encountered, observations made to the Executive Management and progress made in relation to these observations.

The Committee meets in principle three times a year, and always before the Board meetings held to review the annual or half-yearly financial statements. An initial verbal report is given to the Board by the Committee chairman. A written report of the meeting, approved by the Committee members, is transmitted to the directors. The Committee may ask to convene Group employees. It may meet the statutory auditors or members of the Internal Audit Department. It may call on external experts for assistance. The company shall provide the Committee in such a case with the corresponding funding.

In 2006, the Audit and Accounts Committee met three times within the Board of Directors, and once within the Supervisory Board, with an effective attendance rate of 92%.

The Appointments Committee

Lindsay Owen-Jones (Chairman), Alain Joly, Thierry Desmarest and Cornelis van Lede (i.e. three independent members out of four, including the Chairman).

In accordance with the internal regulations, the Appointments Committee must comprise three or four members of the Board of Directors and the majority of its members must be independent.

The Chairman and Chief Executive Officer may not attend any Committee meetings relating to him personally. The Committee meets in principle twice a year. The conclusions of Committee meetings are presented by the Committee Chairman for discussion and decision-making at the next Board of Directors' meeting.

The Appointments Committee met once between May 10 and December 31, 2006, with a 100% attendance rate for its members either in person or by telephone.

The Committee has met twice since the beginning of 2007.

Tasks of the Committee are:

Concerning the Board of Directors:

- Make proposals to the Board of Directors for renewal and appointment of directors, and proposals for the creation and composition of Board committees,
- Periodically evaluate the composition of the Board of Directors,
- Periodically review the criteria applied by the Board to classify a director as independent,
- Once a year, examine on a case-by-case basis, the situation of each director or each candidate for the duties of directors in light of the criteria applied and make proposals to the Board of Directors.

Concerning the Chairman and Chief Executive Officer:

- Examine, as necessary the renewal of the term of office of the Chairman and Chief Executive Officer and whether or not it is appropriate to continue to combine these duties (or to separate them),
- Examine the changes in these duties and provide for solutions for their renewal, where applicable,
- Examine periodically developments with regard to the Senior Executive Vice-Presidents,
- Ensure that it is kept informed by the Chairman and Chief Executive Officer of planned changes in Executive Management resources (and, in particular, the Executive Committee).

The Committee can request the assistance of outside experts if necessary. The company shall provide the Committee in such a case with the corresponding funding.

Remuneration Committee

Lindsay Owen-Jones (Chairman), Alain Joly, Thierry Desmarest, Cornelis van Lede (i.e. three independent members out of four, including the Chairman).

In accordance with the internal regulations, the Remuneration Committee must comprise three or four members of the Board of Directors and the majority of its members must be independent. The Chairman and Chief Executive Officer may not attend any Committee meetings relating to him personally. The Committee meets in principle twice a year. The conclusions of Committee meetings are presented by the Committee Chairman for discussion and decision-making at the next Board of Directors' meeting.

The Remuneration Committee met once between May 10 and December 31, 2006, with a 100% attendance rate for its members either in person or by telephone.

The Committee has met once since the beginning of 2007.

Pursuant to the internal regulations, the purpose of the Remuneration Committee is to:

- Examine the performance and all the components of remuneration including stock options, or other forms of deferred remuneration, pension plans and, in general, the conditions of employment of the Chairman and Chief Executive Officer as well as the Senior Executive Vice-Presidents and make the corresponding recommendations to the Board of Directors.
- Examine the proposals by the Executive Management concerning the granting of stock options and other incentive systems related to the share price to other Group employees and propose their granting to the Board of Directors.
- Examine and propose to the Board of Directors the allocation of directors' fees among Board members.

The Committee can request the assistance of outside experts if necessary. The company shall provide the Committee in such a case with the corresponding funding.

Board of Directors



Benoît Potier
Chairman and CEO
Term expires in 2010



Sir Lindsay Owen-Jones
Vice-Chairman of the Board of Directors
Term expires in 2009



Édouard de Royere
Honorary Chairman
Term expires in 2008

Born in 1957, Benoît Potier graduated from École Centrale de Paris. He joined Air Liquide in 1981 as a research and development Engineer. After serving as a Project Manager in the Engineering and Construction Division, he was made Vice-President of Energy Development in the Large Industries business line. In 1993, he became Vice-President of Strategy & Organization and, in 1994, was put in charge of the Chemicals, Iron & Steel, Oil and Energy Markets. He was made an Executive Vice-President of Air Liquide in 1995 with additional responsibilities over the Engineering & Construction Division and the Large Industries operations in Europe.
Benoît Potier was appointed Chief Executive Officer in 1997. He was appointed to the Board of Directors in 2000 and became President of the Management Board in November, 2001.
Benoît Potier is now Chairman and Chief Executive Officer of L'Air Liquide S.A. He is also Chairman and CEO of Air Liquide International, American Air Liquide Inc. and Air Liquide International Corporation, Chairman of American Air Liquide Holdings Inc., director of Air Liquide Italia Srl. and AL Air Liquide España.
He is also a director of the Danone Group and a member of the Supervisory Board of Michelin.
He owns 10,604 shares.

Born in 1946, Sir Lindsay Owen-Jones graduated in Literature from Oxford University and in business from INSEAD. He joined L'Oréal in 1969. Having started out as a Product Manager, he was appointed to Belgium, and then returned to France where he became Marketing Director of the Consumer Division in 1976. In 1978, he was appointed Chief Executive Officer of L'Oréal's Italian subsidiary, before becoming Chairman and Chief Executive Officer of Cosmair Inc. – at that time L'Oréal's exclusive agent in the United States – in 1981. In 1984, he became Vice-Chairman and Chief Executive Officer, Vice-Chairman of the Management Committee and a director of L'Oréal. He was Chairman and Chief Executive Officer of L'Oréal since 1988 until April 2006, when he became Chairman of the Board of Directors of L'Oréal. He is also Chairman of the Committee for « Strategy and Implementation » of L'Oréal, Chairman of the Board of Directors and a director of L'Oréal USA Inc. and of L'Oréal UK Ltd.
Sir Lindsay Owen-Jones was a director of Air Liquide from 1994 to November, 2001, then Vice-Chairman of the Supervisory Board from November, 2001 until May 10, 2006.
Presently, he is Vice-Chairman of the Board of Directors, Chairman the Appointments Committee and Chairman of the Remuneration Committee of L'Air Liquide S.A. He is a director of Ferrari SpA, Italy. He is also a director and member of the Appointments, Remuneration and Governance Committee of Sanofi-Aventis.
Sir Lindsay Owen-Jones has been Chairman of Alba Plus SASU since July 2006.
He owns 8,016 shares.

Born in 1932, Édouard de Royere graduated from École Supérieure de Commerce de Paris. After having begun his career as a signing officer at Crédit Lyonnais and then as a Vice-President at Union Immobilière et Financière, Edouard de Royere joined Air Liquide in 1966 and became Company Secretary. Director of Air Liquide from 1971 to November, 2001, Edouard de Royere was appointed Executive Vice-President in 1979, Vice-Chairman and Chief Executive Officer in 1982 and served as Chairman and Chief Executive Officer from 1985 to 1995.
He was named Honorary Chairman of Air Liquide in 1997 and was a member of the Supervisory Board from November 2001 until May 10, 2006. Edouard de Royere is today a director and a member of the Audit and Accounts Committee of L'Air Liquide S.A..
Edouard de Royere is also a member of the Supervisory Board of Michelin and Censor of Fimalac. He is the Honorary Chairman of the Association Nationale des Sociétés par Actions (ANSA).
He owns 25,977 shares.



Thierry Desmarest
Director
Term expires in 2009



Alain Joly
Director
Term expires in 2009



Professeur Rolf Krebs
Director
Term expires in 2008

Born in 1945, Thierry Desmarest graduated from École Polytechnique and École des Mines and spent 4 years with the New Caledonia Department of Mines, before serving as a Technical Advisor at the Ministry of Industry in 1975, and then at the Ministry of Economic Affairs in 1978. He joined Total in 1981 as Managing Director of Total Algeria. He held various executive positions within Total Exploration Production, ultimately becoming its Chief Executive Officer in 1989 and a member of the Group's Executive Committee that same year. He became Chairman and Chief Executive Officer of Total in 1995, of Totalfina in 1999, and then of Elf Aquitaine and TotalFinaElf in 2000. Thierry Desmarest was Chairman and Chief Executive Officer of Total S.A. from 2003 until February 2007 when he became Chairman of the Board of Directors of Total S.A.. He is also Chairman and Chief Executive Officer of Elf Aquitaine and Chairman of the Total Foundation.

Thierry Desmarest was a director of Air Liquide from 1999 to November, 2001, then a member of the Supervisory Board from November, 2001 until 2006. Since then, he has been a director and a member of the Appointments Committee and a member of the Remuneration Committee of L'Air Liquide SA.. He is also a director of Sanofi-Aventis and a member of the Supervisory Board of Areva.

He owns 1,076 shares.

Born in 1938, Alain Joly graduated from École Polytechnique and joined Air Liquide's Engineering Division in 1962. From 1967 to 1973, he had various responsibilities at Air Liquide Canada, in Montreal, and then in the Americas Division. From 1973 to 1985, he served successively as Vice-President Corporate Strategy and Management, Regional Manager of the French Gases Division, Company Secretary and Secretary of the Board of Directors.

He became director of Air Liquide in 1982, then Chief Executive Officer in 1985 and Chairman and Chief Executive Officer in 1995. Alain Joly was Chairman of the Supervisory Board of Air Liquide from November, 2001 until May 10, 2006.

He is presently a director, a member of the Appointments Committee and a member of the Remuneration Committee of L'Air Liquide S.A..

He is also a director of Lafarge and BNP Paribas.

He owns 66,866 shares.

Born in 1940, Rolf Krebs studied medicine and obtained a MD from the University of Mainz. After having lectured there for several years, he joined Bayer AG in 1976 where he held various positions including Head of Pharmaceutical Research and Development, from 1984 to 1986, then Executive Vice-President of Bayer Italia from 1986 to 1989. He joined Boehringer Ingelheim in 1989 as a member of the Management Board, and, from 2001 until the end of 2003, he was Chairman of the Management Board.

Rolf Krebs served as President of the European Federation of Pharmaceutical Industries from 1996 to 1998, then as President of the International Federation of Pharmaceutical Industries from 2000 to 2001.

Rolf Krebs was a member of the Supervisory Board of Air Liquide from May, 2004 until May 10, 2006. Since then, he has been a director and a member of the Audit and Accounts Committee of L'Air Liquide S.A..

He is also Chairman of the Supervisory Board of Epigenomics AG, Ganymed Pharmaceuticals AG, Merz Pharmaceuticals GmbH and E. Merck KgaA. He is a member of the Advisory Board of Apax Partners, Deutsche Venture Capital, Weissheimer Malz GmbH, Lehman Brothers Ltd and E. Merck OHG.

He owns 605 shares.

Board of Directors



Gérard de La Martinière
Director
Term expires in 2007



Cornelis van Lede
Director
Term expires in 2007



Béatrice Majnoni d'Intignano
Director
Term expires in 2010

Born in 1943, and a graduate of Ecole Polytechnique and of École Nationale d'Administration, Gérard de La Martinière held several positions with the French Ministry of Finance from 1969 to 1984. He was then General Secretary of the COB (formerly the French securities and exchange regulatory body) from 1984 to 1986, Chairman of the Paris Derivatives Clearing House from 1986 to 1988, and Chief Executive Officer of the Paris Stock Exchange (SBF) from 1988 to 1989.
Gérard de La Martinière joined the AXA Group in 1989 as Chairman and Chief Executive Officer of the Meeschaert-Rouselle brokerage unit. In 1993, he was named Executive Vice-President in charge of the Group's investments and financial services operations. He then took responsibility for the Group's Holding Companies and Corporate Affairs. He was then a member of the Management Board, then Vice-President of Finance, Audit and Strategy.
Gérard de La Martinière has been Chairman of the French Federation of Insurance Companies since May, 2003. He is also Chairman of the European Federation of National Insurance Associations.
Gérard de La Martinière was a member of the Supervisory Board of Air Liquide from May, 2003 until May 10, 2006. He is presently a director and Chairman of the Audit and Accounts Committee of L'Air Liquide S.A..
He is also a director and Chairman of the Audit Committee of Schneider Electric S.A.
He owns 915 shares.

Born in 1942, Cornelis van Lede has a law degree from the University of Leiden and an MBA from INSEAD. Cornelis van Lede successively worked for Shell from 1967 to 1969 and McKinsey from 1969 to 1976 before joining Koninklijke Nederhorst Bouw B.V. as Chairman and Chief Executive Officer from 1977 to 1982. He was then member of the Management Committee of Hollandse Beton Groep from 1982 to 1984.
From 1984 to 1991, he was Chairman of the Federation of Netherlands Industries then Vice-President of the Union of Industrial and Employer's Confederations of Europe (UNICE) from 1991 to 1994. In 1991, Cornelis van Lede joined Akzo N.V. as a member of the Management Board. Then, he became Vice-Chairman of the Management Board in 1992 and has been Chairman of the Management Board of Akzo Nobel N.V., then a member of the Supervisory Board of Akzo Nobel N.V..
Cornelis van Lede was a member of the Supervisory Board of Air Liquide from May, 2003 until May 10, 2006. He is presently a director, a member of the Appointments Committee and a member of the Remuneration Committee of L'Air Liquide S.A..
He is also a member of the Supervisory Board of Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V. and a director of Air France KLM, Reed Elsevier and Sara Lee Corporation. He is Chairman of the Board of Directors of INSEAD.
He owns 610 shares.

Born in 1942, Béatrice Majnoni d'Intignano graduated in 1975 from university with an aggregation degree in economics. She has been Professeur agrégé des Universités at Paris-XII Créteil since 1980 (currency, international relations, macroeconomics, economics of healthcare).
Béatrice Majnoni d'Intignano has been Conseiller Economique à l'Assistance Publique, Paris Hospitals, from 1980 to 1987, and a consultant with the World Health Organization since 1980. She has also been a member of the Economic Analysis Council of the French Prime Minister since 1997, a member of the Editorial Committee of the review Commentaire, and a member of Société d'Economie politique.
Béatrice Majnoni d'Intignano is the author of a large number of books and articles about economics, employment, Europe, the economics of healthcare and women's role in society.
Béatrice Majnoni d'Intignano was a member of the Supervisory Board of Air Liquide from May, 2002 until May 10, 2006. Since then, she has been a director and a member of the Audit and Accounts Committee of L'Air Liquide S.A..
She is also a director and a member of the Remuneration and Agreements Committee of AGF.
She owns 702 shares.



Thierry Peugeot
Director
Term expires in 2009

Born in 1957, Thierry Peugeot graduated from ESSEC and began his career with the Marrel Group in 1982 as Export Manager for the Middle-East and English-speaking Africa for Air Marrel, and then Director of Air Marrel America. He joined Automobiles Peugeot in 1988 as Regional Manager of the south-east Asia zone, then Chief Executive Officer of Peugeot do Brasil in 1991 and Chief Executive Officer of Slica in 1997. In 2000, he became International Key Accounts Director of Automobiles Citroën and then, in 2002, Vice-President Services and Spare Parts before being appointed to the PSA Peugeot Citroën Vice Presidents Committee. Thierry Peugeot has been Chairman of the Supervisory Board of Peugeot S.A. since December 2002.
Thierry Peugeot was a member of the Supervisory Board of L'Air Liquide S.A. from May, 2005 until May 10, 2006. He is presently a director of the Company.
He is also Vice-Chairman of Etablissements Peugeot Frères and a director of Société Foncière, Financière et de Participations, Française de Participations Financières, Société Anonyme de Participations, Immeubles et Participations de l'Est, Faurecia and Compagnie Industrielle de Delle. In addition, he is Permanent Representative of Compagnie Industrielle de Delle on the Board of Directors of LISI.
He owns 550 shares.



Paul Skinner
Director
Term expires in 2010

Born in 1944, a British national, Paul Skinner has a law degree from the University of Cambridge and from the Manchester Business School. He started his career in 1966 with the Royal Dutch/Shell group. After having been responsible for managing several subsidiaries in Greece, Nigeria, New Zealand and Norway, Paul Skinner was appointed President of the Shell International Trading and Shipping Company from 1991 to 1995. He was responsible for strategy and international marketing for Shell International Petroleum Co Ltd from 1996 to 1998. In 1998, he was appointed President of Shell Europe Oil Products. In 1999, he was appointed Chief Executive Officer of Royal Dutch/Shell's global Oil Products business and later was appointed a Group Managing Director of the Royal Dutch/Shell group. After his retirement from Shell, he was appointed as non-executive Chairman of Rio Tinto plc, the global mining company, in November, 2003, and of Rio Tinto Ltd.
He has been a director of L'Air Liquide S.A. since May 10, 2006.
He is also a director of Standard Chartered plc, Tetra Laval Group, a member of the Board of Directors of INSEAD and a member of the Board of the British Ministry of Defence.
He owns 550 shares.

General **Management**



Benoît Potier
Chairman and CEO
Born in 1957 – French nationality

Executive Committee



Pierre Dufour
Executive Vice-President
WBL[1] – Large Industries
North and South America, Africa, Middle-East zones
Born in 1955 – Canadian nationality



Jean-Marc de Royere
Senior Vice-President
WBL[1] – Healthcare & Specialities
Born in 1965 – French nationality



François Darchis
Senior Vice-President
WBL[1] – Industrial Merchant
R&D, Technologies,
Engineering & Construction
Born in 1956 – French nationality



Ron LaBarre
Vice-President
Large Industries: strategy, markets, trainees, project development
Born in 1950 – American nationality



Dominique Maire
Vice-President Communications
Born in 1948 – French nationality



Larry Altobell*
Vice-President Human Resources
Born in 1945 – American nationality
*retired December, 31, 2006



Jean-Claude Buono
Senior Executive
Vice-Président
Born in 1943 – French nationality



Klaus Schmieder
Zone Europe
Senior Executive
Vice-Président
Born in 1948 – German nationality



Jean-Pierre Duprieu
Senior Vice-President
WBL [1] – Electronics
North-East and South-East Asia,
Japan zones
Born in 1952 – French nationality



John Glen
Vice-President Finance
and Administration
Born in 1959 – Scottish nationality

The Executive Committee handles global coordination between the Group's different programs and activities and focuses primarily on:

- examination of operational management in terms of objectives, progress and action plans,
- steering of projects for change,
- human resources strategy, and
- development.

On January 1, 2007, it comprised the three members of the General Management Team and the seven members of the Executive Committee.

(1) WBL: World Business Line


80% of all electronics activities are in Asia


MIKIMOTO

36,900 employees keep the Air Liquide dynamic going day after day

Our Principles of Action

Our mission is long term

We have made a commitment to **create value** for our customers throughout the world by bringing them innovative technologies, products and services in our core business: industrial and medical gases and related activities.
We have made a commitment to promote our employees' **careers**, **preserve health** and **the environment** and offer our shareholders **sustainable** performances over the long term.

Our values
inscribed in our Principles of Action

Safety
Respect
Integrity
Transparency
Innovation
Performance
Rigor

Our commitments
to sustainable development

Creating value for shareholders
Developing the potential of men and women
Preserving life and the environment
Innovating for tomorrow

Our strategy in each of our businesses

Presence
on a broad and
solid base

Conquest
of new
territories

Innovation
technologies,
services



Industrial Merchant
Healthcare
Related Activities


SUSTAINABLE
DEVELOPMENT

For over 100 years, Air Liquide has been in the same core business, operating under the same name, with steady growth, regular earnings, long-term relationships with its major customers, faithful and long serving employees and a large base of loyal individual shareholders.

To sum up, Air Liquide has recorded sustained growth over the long term and has formalized its commitment to sustainable development focused on four dimensions:

- **Creating value for shareholders** by developing the company's business performance over the long term and with transparency;
- **Developing the potential of the company's men and women** in their commitment to common objectives;
- **Preserving life and the environment** in the Group's operations and at its customers' sites;
- **Innovating for tomorrow** to guarantee the growth of the company and its customers.

Creating value for our shareholders

For over a century, Air Liquide has put its shareholders at the heart of its strategy. Today, over 365,000 individual shareholders have put their trust in the Group whose objective is to increase the value of their investment.
Every decision is made with their medium and long-term interests in mind. The Group's sustained performance and its shareholders' loyalty are its most precious assets.



Benoît Potier regularly meets individual shareholders.

Commitments, a charter

Air Liquide is committed to its shareholders through the Shareholders' Charter. It spells out the Group's strong commitments: consideration and respect for all shareholders, listening to them and informing them regularly, remuneration and increased value over the long term and, lastly, personalized services. (see p. III)

Closer to our shareholders with the registered share

Of the 146,000 shareholders who already have registered shares, 52,000 of them have decided to be direct registered shareholders and benefit from all the advantages of Air Liquide's services.

Service +: the registered share

Air Liquide knows its shareholders and so can communicate directly with them and send them invitations to the General Shareholders' Meeting, regional information meetings, the Actionaria fair as well as the shareholders' newsletters. Moreover, they receive a loyalty bonus, with an additional 10% on dividend payments and bonus share issues depending on how long the shares have been held. (see p. XI)

Service ++: the direct registered share

Shareholders benefit from Shareholder Services: management and custody of shares free of charge, personal assistance daily, direct and rapid payment of dividends, etc. Buy and sell orders may be placed at very advantageous rates via the Shareholders Services team members or directly through the Internet. Shareholders can also consult their accounts and orders in progress 24 hours a day, 7 days a week.

Developing the potential of men and women

Air Liquide teams are totally in step with a dynamic and changing world. With all their diversity and competencies, they get involved in daily life to meet their customers' needs and support the Group's development in new geographic or technological territories.

Diversity

Air Liquide demonstrates diversity by every measure, considering it a rich source of dynamism and creativity: its teams blend nationalities, skills, career paths, etc.

Balancing the responsibilities assigned to men and women is an integral part of this diversity and in recent years the Group has made every effort to strengthen the role of women in its organization. These efforts have resulted in a steady increase in the percentage of women managers: worldwide, they represent 18% of engineers and managers and 29% of all new hires in this category. Among the 250 managers who make up the subsidiaries' executive committees throughout the world, 12% are women.

The right person in the right place

Air Liquide is experiencing strong growth today in new regions in the world, especially in Asia and Eastern Europe, with a rapid increase in team sizes and competency levels. The Group supports this ramping up so that it can meet the needs of each country. China, whose personnel increased by nearly 300 people in 2006 out of a total of 1,300, is a good example. The new personnel come from a variety of backgrounds: first, hiring Chinese employees some of whom already have good experience in their field; others, students who have graduated from the best universities.

After their first year or two in an Air Liquide unit outside the country, these young high-level engineers (15 to 20 a year) go back to a Group site in China. Another way Air Liquide strengthens its teams in China is to send expatriates there for a three to four-year assignment to transfer skills.

In 2006, there were about 40 of them.

Lastly, if there is a specific need (one to six months) in the technical or sales area, the Group mobilizes its most experienced employees through the new Know-AL program. This program focuses on both recognizing and sharing know-how.

To send the right person to the right place rapidly, Human Resources reviews are held regularly. They provide a very detailed view of profiles, both on technical and managerial skills and employees' wishes on geographic or professional mobility.



Management Committee of Portugal

In 2006, Air Liquide formalized the principles that have always guided its operation. These Principles of Action were brought together in a document that spells out the Group's ambition and each employee's behavior with all stakeholders, including customers, personnel, suppliers and partners and local communities.
This document also details the Group's approach to the respect for the environment, innovation and performance – Air Liquide's fundamental values.
This document is available in 16 languages and is being distributed to all the Group's employees.



Why have you accepted Know-AL* assignments?

During the 30 years I've spent at Air Liquide, I've had different positions, from R&D to management of a unit by way of marketing and sales. By taking part in the Know-AL program, I'm sharing my experiences with teams around the world, in areas with strong growth. The two assignments I carried out were short, focused on results to be obtained, and required intensive work in constant cooperation with the local teams. They taught me a great deal, both professionally and personally.

What was the goal of the first assignment?

It was to help the Japan Air Gases sales teams to better manage price changes, which I had already done elsewhere. In two trips totaling five weeks, I helped identify the key problems and organize a training program for the sales people to give them the confidence to accomplish this task, which they called "mission impossible". The excellent results obtained were an extra bonus from this Japanese experience, of which I have wonderful memories.



Bernard Jamonet

Director, new technological opportunities in R&D

How was the next assignment different?

It was in China, to lay the foundations of a profitable growth strategy for gases marketed in liquid form. The difference was especially in the incredible speed at which our business developed in this country.

My role was to help the teams deal with the problems inherent with this very strong growth. I made a certain number of recommendations and suggestions to allow them to be better armed to stay afloat on this wave of growth.

Preserving life and the environment

Ensuring people's safety, controlling industrial risks, helping preserve the environment by saving energy and developing solutions that really respect the natural order: these are concrete commitments made by Air Liquide and demonstrated each day throughout the world.

Worldwide, more intensive risk control

In 2006, Air Liquide finalized the worldwide rollout of a new integrated Industrial Management System (IMS) whose goal is to improve the company's performances in safety, respect for the environment and the reliability of its operations. This unique worldwide system contains a reference for technical procedures and standards that apply to all the Group's units. It is supported by an audit program that strengthens existing controls. An important part of IMS, risk control is given special attention. Risk analyses are systematized at every stage of a project's development and execution or the marketing of a new product or service, from R&D through to the utilization phase. The changes envisioned in existing industrial units will also be analyzed for risks. Each country has one or more risk control managers who carry out risk studies and make sure that the Group's environmenal and safety standards are applied. Air Liquide has a proactive policy to strengthen the safety culture in its teams. Despite these constant efforts, the frequency rate of lost-time accidents rose slightly in 2006, after several years of steady improvement. This increase in accidents is primarily due to the inclusion in the reporting scope, in 2006, of new units whose safety performances are below the Group average.

On a comparable scope, the results are stable and the Group is all the more determined to strengthen its training and awareness-raising programs, in particular on road safety, risk prevention in confined spaces and handling pressurized gas systems, as well as lifting and moving heavy objects.

In 2006, it systematized feedback and the analysis of incidents and near-misses in all subsidiaries in order to identify risks in a more exhaustive way and to further develop a preventive approach to safety.

Environment: on Air Liquide and customer sites

In its air separation units, for example, the Group focuses on reducing energy consumption per m³ of gas produced. As for its customers, the Group proposes solutions that make industrial procedures more environmentally friendly. In 2006, Japan signed a particularly large number of contracts in this area. For example, JAG (Japan Air Gases) supplies nitrogen and oxygen to the Showa Denko plastic recycling plant in Kawasaki. It also supplies oxygen to the Daio Paper paper mill on its Mishima site, which has just adopted a paper bleaching procedure in which ozone replaces chlorine which is harmful to the environment. In total, about one third of the Group's revenues are directly related to products, applications or services that help preserve life and the environment.

Air Liquide was a partner in the Challenge Bibendum organized by Michelin in Paris in June 2006. Created to meet the challenge of clean mobility, the rally brought together 75 vehicles, a dozen running on hydrogen, supplied by two Air Liquide hydrogen service stations, one near the Eiffel Tower. The Group has already designed and built several stations of this kind around the world and now has cutting-edge expertise on the entire hydrogen chain, from production through use in fuel cells*, as well as in storage and distribution. The Group takes part in various research programs and tests in real-life situations on the use of hydrogen as a clean energy carrier.



What does your job cover?
It's very broad: risk management, safety, the environment, industrial conformity, quality… I advise the General Management Team of Air Liquide Brazil on how to make sure our businesses are run with a minimal level of risk. This can go as far as recommending the shutdown of an activity if the risk is too great. I also check the quality of controls and put together appropriate training programs.

What is your role in the IMS system?
The risk control manager plays a key role in the Air Liquide industrial Integrated Management System. IMS is based on the idea of continuous improvement. Effective risk management makes it possible to distinguish critical points from those that are not as essential and so to define priorities in action plans and resource allocations. I also participate in risk reviews, make regular visits and carry out audits in our different businesses and units. And I organize seminars for risk management teams and production managers. It's vital for ongoing progress, which calls for a rigorous technical approach.


IMS MANAGEMENT
Risk Identif.
Risk Asses
Risk Contr

Rui Anacleto
Senior Expert, Risk Control and IMS Manager

Do you work with neighboring countries?
I'm also the risk management expert and IMS facilitator for South America so that synergies between subsidiaries are promoted. So that IMS implementation and the risk management approach are coherent and credible region-wide, we are developing training programs and standard planning, control and recording tools.

SUSTAINABLE DEVELOPMENT

Innovating for tomorrow

Innovation is one of the essential building blocks of the Group's growth strategy. Its teams work on new gas production technologies, innovative applications, services with high added value, etc. They focus their efforts on three main areas: a sustainable environment, healthcare and hygiene and advanced technologies.

Almost at absolute zero

Maintained at very low temperatures, some materials become superconductors: they no longer present any electrical resistance and permit very strong electric currents to go through them without heating up. This superconductivity property enables researchers to move forward in the field of particle physics and the knowledge of matter. Air Liquide is a stakeholder in this adventure thanks to its Advanced Technologies Division, which develops cryogenic cooling systems that approach absolute zero (-273°C). In late 2006, it delivered a gigantic cryogenic system to CERN (European Organization for Nuclear Research) in Geneva, to supply liquid helium to the superconductor magnets of the future LHC particle accelerator, the largest in the world. Air Liquide also takes part in projects involving the transport of electricity by superconductor cables, notably in the United States.



A ring 27 km in circumference that transports liquid helium at -269 °C 100 m underground: this exceptional cryogenic system was created by Air Liquide for CERN in Geneva. It will enable scientists to carry out research on the origin of the universe and the composition of matter.

Medical gases

In 2005, Air Liquide launched a research program in the healthcare field on medical gases and their therapeutic applications. This program was implemented throughout 2006, along three main tracks: anesthesia, pain relief and aerosol therapy*. Moreover, Air Liquide embarked on another research program focused on evaluating the socio-economic impact of homecare and its therapeutic interest for both the patient and the reimbursement structures.

Energy and CO_2

The energy issue is at the heart of a worldwide economic and political debate today. Among the problems raised: fossil fuels will run out in the foreseeable future and their combustion generates a large amount of CO_2, greenhouse gases* whose emissions the Kyoto Protocol aims at reducing. Air Liquide is involved in the issue of CO_2 emission reduction and is taking part in many projects designed to capture this gas after combustion to store it, for example, in deep geological layers. One of the major challenges is producing electricity from fossil fuels without CO_2. Two major approaches have now emerged that call on large quantities of oxygen.

- The first is precombustion: the fossil fuel (coal, lignite, heavy oil products, etc.) or in the longer run, the biomass, is transformed into a mixture of hydrogen and carbon monoxide through gasification with oxygen. Hydrogen is a clean fuel: its combustion generates only energy and water. As for the carbon monoxide, it can be easily transformed into extra hydrogen and CO_2, which will subsequently be captured.
- The second is oxycombustion: combustion is done in a single step, in an atmosphere containing only oxygen and not air (oxygen + nitrogen) as in traditional processes. The fumes produced have a very high concentration of CO_2, which facilitates its recovery. So there are no longer any CO_2 emissions in this electricity production method.

What does Air Liquide's oxycombustion research focus on?
As for electricity produced from coal, as is the case in the United States, Germany and China, for example, for the last several years we've been in partnership with a major American boiler manufacturer, Babcock & Wilcox. We are working on using oxygen with special attention paid to optimizing global energy efficiency and ensuring the total safety of the process. For gaseous and liquid fuels, we have large oxycombustion pilot units in our research centers. They enable us to optimize the design of oxygen burners, the recycling of fumes and performances while minimizing emissions.

Does the Group take part in demonstration projects in this field?
Yes. Two that were launched in 2006 are especially important. SaskPower in Canada chose us for its clean 300 MW power plant that uses coal, incorporating capture of the CO_2 emitted. In France, our work with Total to develop the oxycombusion of heavy oil products, first undertaken in 2002, has just reached a new level. We will take part in the implementation of our oxycombustion technology in an industrial boiler on the Total de Lacq site in southwest France.


Denis Cieutat
Director of the Energy, Petroleum and Chemicals R&D program

What about CO_2 capture and storage?
There are many research programs in this area in which we take an active part as experts in CO_2 use. In Europe, the program is called Dynamis or ZEP (Zero Emissions Fossil Fuel Power Plants). In the United States, we are partners in a CO_2 storage project backed by the U.S. Department of Energy.

SUSTAINABLE DEVELOPMENT

Key indicators

Since 2002, the Group has been collecting sustainable development **indicators**. There are now **nearly 100** of them **on a worldwide basis**. Certain of them are **key indicators** in each of the dimensions of the Group's sustainable development approach.

Creating value for our shareholders

Adjusted basic earnings per share (1) In euros



8.35
8
6
4
2
0
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

+9.8%
average annual growth(2)

(1) Adjusted to include bonus share issues.
(2) Data calculated over 30 years following accounting standards in effect.
These standards changed on January 1, 2005, and have been applied to the 2004, 2005 and 2006 financial years.

Developing the potential of men and women

Percentage of women among engineers and managers over 4 years

OBJECTIVE

To raise the rate of women engineers and managers hired to **40%** in 2009.



24%
31%
28%
29%
03
04
05
06

Preserving life and the environment

Number and rate of lost-time accidents in the Group



Number of accidents
Accident frequency rate
(number of accidents per million hours worked)
400
300
200
100
0
8
7
6
5
4
3
2
1
0
359
234
179
192
214
188
207
164
135
134
167
194
136
135
131
153
6.4
4.3
3.4
3.8
4.2
3.4
3.7
2.9
2.4
2.3
2.8
3.2
2.3
2.3
2.1
2.3
1991
1995
2000
2006



OBJECTIVE

Safety first

To reach on every site, in every region, in every unit, each year, the objective of

ZERO accident.

Evolution in energy consumption per m³ of gas produced in air separation units



100
98.3
98.0
97.2
98.4
98.2
01
02
03
04
05
06

OBJECTIVE

To reduce, from 2004 to 2009, with a constant scope, electric energy consumption in air separation units by

400 GWh

(consumption of a city with 180,000 inhabitants).

Innovating for tomorrow

Number of patents filed in the Group's four main presence zones

Europe, United States, Japan, China



105
109
103
108
03
04
05
06

OBJECTIVE

File,
from 2005 to 2009,

500 patents

in the Group's main zones of presence.

The complete list of indicators is in the second part of the Reference Document.


In the United States, over 200 Large Industries
customers are served through 150 units

1 million customers in 72 countries benefit from Air Liquide innovations




Preservation of flavor and vitamins
Conservation under modified atmosphere
Priority given to food safety

An ever healthier diet

Industrial Merchant

Controlling energy costs, contributing to greater safety in manufacturing, improving product quality, reducing effluents for cleaner processes are major challenges for the Group's customers. **Air Liquide supports them throughout the world, proposing expertise, know-how and innovation.**

4,364 million euros in revenue

45% of Gas and Services revenue

Presence

Quality, productivity, added value

In developed markets, which are the base of our Industrial Merchant business, we constantly work at improving our offers to bring value to our customers through innovative, more reliable and more competitive solutions. A targeted approach to growing markets and our customers' needs resulted, in 2006, in our strong growth in North America and Japan. In Europe, in a less dynamic context, we continued to pool competencies to be more reactive and provide personalized solutions beyond our borders. In 2006, several European countries, moreover, embarked on this approach – adjusting their organization – to strengthen the Group's competitiveness.

Conquest

Striking progress in emerging economies

In 2006, we continued to record strong growth rates in emerging economies, in particular in China, Latin America and Eastern Europe. In these regions, we worked on local projects with our major customers and used these successes in our Large Industries business as a springboard: our contracts focused on building large gas production units that also permitted us to supply the Industrial Merchant market. Our growth in emerging countries is the joint result of the mobilization of local teams and the support of the Group's international competencies networks.

Innovation

Meeting our customers' needs

Convinced that innovation is meaningful only when it meets our customers' needs, in 2006, we strengthened the links between our marketing teams and our researchers. Several research programs were also launched in partnership with our customers, an additional guarantee of a perfect fit with their needs and the rapidity of growth. A good illustration of this approach is the innovation solutions rolled out, for example, in photovoltaics, glass and surface treatments for plastics.

Industrial Merchant
Growth dynamic

Food and pharmaceuticals
The same requirement for quality and safety

These two sectors manufacture products that we consume, to feed ourselves or care for ourselves. Hence the particularly strict requirements for quality and safety they are subject to. In many countries, regulations impose product traceability throughout the entire manufacturing chain.

In the food sector, there are two additional constraints that require manufacturers to continuously adapt their processes: rapid product replacement and cost optimization. To meet food manufacturers' changing needs, Air Liquide proposes, through the Aligal brand, solutions tailored to each segment: dairy products, meat, fish and seafood, pastries, drinks, etc. These solutions deal primarily with controlling the cold chain, preserving fresh and dry products and carbonating sparkling beverages. They include gas supply, application equipment and a major service section: traceability, production parameter control, remote management and so on. In 2006, Aligal had several successes, notably in Europe in the beverage sector and in quick-freezing of ice creams and precooked dishes. Several products are being developed in Asia, especially in China.

Air Liquide has taken a similar approach for its pharmaceutical customers with the Phargalis offer. In 2006, the Group launched the development of new solutions for biotechnologies, a sector that currently has the strongest growth in this industry.



New flavors and original light textures: great chefs are taking a real interest in liquid nitrogen. Air Liquide has created a specific offer for these pioneers in molecular gastronomy: Aligal Culin'Air. The Group has invited some of these chefs to use their creativity in this field in the experimental kitchen of the Group's research center, in the Paris area. Objective: proposing these recipes to the general public and studying their adaptation to the food industry.



AIR LIQUIDE IN **SINGAPORE**
One more step in international pharmaceuticals

The new contract signed with a major player in international pharmaceuticals, for its brand-new unit in Singapore, has been a joint success. In late 2005, when the team from SOXAL, the Air Liquide subsidiary in Singapore, learned about the new plant of this important Air Liquide customer, it contacted the Group's marketing department in Paris. Air Liquide was already successfully supplying a similar unit in Europe. The three teams worked together and this cooperative effort bore fruit: backed by a thorough knowledge of the European customer and the proximity created with it, Air Liquide was in a perfect position to propose the best-adapted solution to the Singapore site. This success has strengthened the Group's position in the Singapore pharmaceutical sector, which should double its business by 2014.

Automobiles and manufacturing

An ever more efficient offer

The major trends that have been driving the automotive market for the last few years strengthened in 2006: reduction in polluting emissions, increased safety, the growing role of electronics, more technical materials like polymers, aluminum or high-strength steel. These are promising growth vectors for gases through new solutions designed by Air Liquide.

In the environmental sector, for example, gas makes a contribution on several levels. For thermal treatment of metal parts (transmission, injection) ALNAT's pressurized nitrogen quenching solution has been a thorough success: its advantages have resulted in it replacing the traditional oil quenching process.

As for argon, it is used in manufacturing silicon carbide particle filters that equip a growing number of diesel-powered vehicles in Europe. In the process control and analysis field, the Group has also developed a dedicated offer that uses high-technology gas mixtures that meet vehicle emission control standards (e.g., European standards Euro 4 and 5*).

For welding-cutting processes in the car industry and more generally in all assembly processes and metal processing, Air Liquide designs innovative solutions and develops technologies that use robotization and lasers to increase welding speed and quality. A new hybrid laser, combining the laser with a traditional welding process, was launched in 2006, and has led to a first contract in Finland. This offer strengthens and completes our LASAL solution for laser applications. Air Liquide has also created original, value-adding service offers to increase welding productivity. One of them is Cap, based on an innovative management system of welding workshop indicators. It is currently in use in France and Canada and its rollout is underway in the rest of Europe.

AIR LIQUIDE IN **ROMANIA**

Aker Yards chooses Air Liquide

The Braila and Tulcea shipyards in Romania belong to the Norwegian shipbuilder Aker Yards, number one in Europe and number four worldwide in this sector. On these two sites which specialize in ferries, merchant ships and offshores, the priority is clear: improving worker safety and productivity. Air Liquide proposed a global approach to these two sites, based on a preliminary diagnosis conducted by the Group's European specialists. Aker Yards was won over by the relevance of the diagnosis and the ensuing solutions, particularly on training personnel and completely reconfiguring gas supply methods. It turned over all its welding gas supply and services for the two shipyards to Air Liquide. The Group will also build an acetylene unit and be totally responsible for its management.




SUSTAINABLE DEVELOPMENT



ALIX: less lead, more quality

Faced with the gradual prohibition of lead, a toxic element in welding operations, electronic assembly manufacturers must find solutions to avoid oxidation risks that come from using substitute alloys. In this context, the ALIX inerting with nitrogen solution proposed by Air Liquide is encountering growing success, all the more so as it costs less than traditional techniques while improving the quality of the finished product. Several hundred ALIX applications are already in use in Europe and the United States. This solution is expanding rapidly in Eastern Europe and Asia, notably in Thailand. In the U.S., ALIX received the Technological Innovation prize from the jury of the APEX electronic components show, held in California.

Traceability

A cylinder's slightest movement...

Tracking millions of cylinders is essential for Air Liquide, not only in terms of gas sales or asset management, but also to ensure quality and safety. This is particularly true in the food and pharmaceutical industries, which are subject to strict traceability regulations. Successfully experimented with Carbagas, the Group's Swiss subsidiary, SERVITRAX is an innovative system that tracks individual cylinders. Using computerized reading tools, it enables each cylinder's complete itinerary to be recorded: filling, delivery, return, maintenance, etc. Customers appreciate its benefits, especially more detailed invoicing, a better follow-up of stock, more specific knowledge on the cylinders' consumption, without of course forgetting conformity with legal traceability requirements. SERVITRAX should be rolled out in Europe in the very near future.

Technology and research

Lighting the way

ALUX is a new Air Liquide offer dedicated to the lighting market, or more precisely, to optoelectronics. This booming field has three main sectors: the photovoltaic industry mainly produces solar cells that transform light into energy; fiber optics transport information in the form of light; and light-emitting diodes – LEDs – which emit light from a weak electric current. The ALUX range of products and services, launched in 2006, is strengthening the Group's action in this market.

The photovoltaics industry is buoyed by the growing interest in solar energy almost everywhere in the world. Air Liquide, in line with its sustainable development policy, is helping the surge in this cutting-edge technology with, in this sector, strong growth in sales. In 2006, the Group had a great deal of success with solar cell manufacturers, notably in Europe and Asia. In Germany, the driving force in this field, Air Liquide has continued the momentum of its 2005 successes and signed new contracts with key stakeholders in the solar industry. Spain and France are among the countries that contributed to these European successes. Asia is also banking on the solar sector: annual growth of photovoltaic cell production is about 200% in China, a country where Air Liquide won several contracts in 2006. In Taiwan, a number of contracts were signed with major stakeholders in photovoltaics. The Group has also strengthened its presence in the Philippines with ALUX. In addition, it comes into play upstream in the solar cell manufacturing chain, as can be seen by the contracts signed worldwide that provide gas solutions to manufacturers of solar quality polysilicon, the foundation of photovoltaic cells.


SUSTAINABLE DEVELOPMENT

Materials and energies

A growing interest in gas solutions

Metallurgy, the glass industry, etc: customers' expectations on energy cost reduction and respect for environmental regulations are especially high in these sectors. And there is frequently a gas solution for these requirements. For example, oxycombustion processes that use pure oxygen or oxygen-enriched air have many advantages: they drastically reduce energy consumption, improve furnace yields and increase plants' capacity with a limited investment. Moreover, these processes have a very positive impact on the environment: carbon dioxide and nitrous oxide emissions are sizably decreased. In 2006, the oxycombustion offer grew significantly in developed economics, notably with the signing of a major contract for supplying a float glass furnace. But emerging economies have entered the scene as well. The increase in oil prices has also had a very positive impact on all the oil and gas service companies' activities as they are trying to increase well production by using the fracking (or fracing) technique, an area in which Air Liquide's revenues are rapidly increasing. When the wells start to run dry, an injection of nitrogen or carbon dioxide at high pressure enables deep rock to be fissured so that additional volumes of hydrocarbons can be recovered. This activity is especially dynamic in Canada, the United States and Africa.

ENVIRONMENT

ASPAL: cleaner water at lower cost

The reinforcement of wastewater discharge standards, the growth of industrial activity and the change in manufacturing processes are factors likely to increase wastewater treatment costs. To meet these challenges, ASPAL wastewater treatment optimization solutions are becoming more and more essential. In the United States in particular, as the production capacity of a beverage plant had greatly increased, the plant was no longer able to treat its effluent. So Air Liquide installed TURBOXAL equipment to inject pure oxygen into the wastewater treatment unit. This solution enabled the customer to improve the quality of its effluent treatment while raising its capacity by 20% and reducing its costs by more than 30% a year without any additional investments.

Another trend that is strengthening: a growing number of customers no longer look for a quantity of gas to be supplied, but focus on the quality of the finished product. A good example is the contract signed with Vallourec for its Haumont site, in the north of France. The unit produces metal tubes, which undergo modified atmosphere thermal treatment to meet exact specifications on surface quality and chemical composition for the metal. Air Liquide won a seven-year contract in 2006 in which it committed to the finished quality of the tubes produced and not the quantity or exact formulation of the gas mixture injected into the furnace. It has also made a commitment to supply the gas 24 hours a day, seven days a week.



INNOVATION Cleaner, more efficient... and less expensive!

Flexible plastic food packaging is often multilayered and composed of several elementary materials, including plastic films, that are assembled and printed. In traditional manufacturing processes, a primary adhesive layer is often applied on the films. This is an expensive and harmful step for the environment because it emits volatile organic compounds. Air Liquide has developed a surface functionalization process that makes this operation unnecessary. The efficiency of this nitrogen plasma*-based innovation is so great that the films can even be printed with photopolymerizable inks that contain no organic solvent. The first industrial units were installed in 2006 at customers in Germany.

Craftsmen and distributors

A host of customers in the heart of daily life

They are plumbers, mechanics, repairmen... Craftsmen enter our daily lives in a thousand and one ways and, quite often, use cylinder gas for welding or metal cutting. They have very specific expectations: they need versatile, practical and reliable products that are not bulky and are easy to transport whenever and wherever they travel. Air Liquide constantly innovates to offer them cylinders that fulfill these requirements. The top of the Minitop cylinder, launched two years ago for craftsmen, has a valve with a built-in regulator and an ergonomic cap. This innovation provides a higher safety level and already equips over 50,000 cylinders in Europe, with gradual expansion internationally. As for Air Liquide's small cylinder range (2.5 to 11 liters), it has continued to record strong growth, notably thanks to the success of the Rollerflam and Oxyflam welding stations that incorporate them.

Air Liquide constantly works on improving its products' availability so that they are always simply, immediately and continuously accessible. Craftsmen make up a population of customers who are both numerous and very scattered. And each country has its own particular distribution network. The Group gives each of them the means to implement a distribution policy tailored to the local market. Of note: the Air Liquide distribution networks also propose, besides industrial gases for craftsmen, a whole range of gases for specific applications, notably in the food and diving sectors.



In 2006, the Group launched a new product, Balloon Star, for the general public in France with an advertising campaign on television. Balloon Star is a product for filling balloons with helium that has a pump and 40 balloons. The kit is distributed in small and mid-size outlets and specialty stores.



INTERVIEW WITH Kim Denney

Director of Air Liquide America LP (cylinder gases and distributor network)

Tell us about ALNET...
It's the name of our independent distributor network . These distributors buy our molecules and fill their own cylinders with them. They then deliver the cylinders to their customers, for example, craftsmen. For the last year, ALNET sales have jumped and now represent about half of our cylinder gases and distributor revenues.

Doesn't ALNET compete with your own "cylinder" business?
No, it's complementary. Having a strong distribution network lets us reach more gas users. Traditionally, independent distributors have been very important in the United States, especially for geographic reasons. Transporting cylinders over very long distances isn't profitable and that's why our cylinder gas filling centers are located where there is a very high industrial concentration. But there are a lot of other users spread out in this huge market! They often prefer to deal with local distributors, like the ALNET distributors.

What is the secret of ALNET's success?
First of all, it's our teams' involvement and energy. They've examined each distributor's profitability and product lines. We've also focused our efforts on creating a coherent product and service offer and developed a strong image that they appreciate. And it works: many of them are proud to say that they're an "Air Liquide distributor".


Clean sulfur-free fuels thanks to hydrogen
Environmentally friendly production units
Better steel thanks to oxygen

Contributing to the protection of the environment

Large Industries

Air Liquide supplies refineries and major chemical, energy and metal manufacturers with the gases required for their processes. The Group develops new gas and energy solutions **to improve their productivity and to make their production units more environmentally friendly.**

2,922
million euros in revenue

30%
of Gas and Services revenue

Large Industries
Growth dynamic

Presence

Industrial basins and the pipeline network

We are continuing to strengthen our presence in large industrial basins in Western countries: signing new contracts, creating additional gas production units, extending the pipeline network... A good example of this strategy are two projects launched in 2006. In the port of Antwerp, in Belgium, we decided to double the capacity of our hydrogen production unit to meet manufacturers' increased demand in the largest chemical basin in Europe. In the United States, the startup of the hydrogen unit in Bayport, Texas, doubled the capacity of the Group's pipeline network along the Gulf of Mexico, the epicenter of refining and petrochemicals in North America.

Conquest

Metals and chemicals: the winning duo for new geographies

In countries with emerging economies, the strong demand for basic industrial goods is bolstering the steel, metallurgy and chemical sectors. The growth of the Chinese economy, in particular, remains very high. We are doing our utmost to benefit from this trend: in 2006, we had great success in China in steel as well as in chemicals. We also embarked on new projects in Eastern Europe, notably in Bulgaria and Romania, and consolidated our bases in the Middle East. Latin America was not forgotten as can be seen from the major contracts signed in the steel sector in Argentina and Brazil.

Innovation

Strong growth for hydrogen

Refineries need large quantities of hydrogen to remove sulfur from fuels and the trend toward outsourcing supply to industrial gas specialists has been confirmed. The result: we are recording very strong growth in our hydrogen sales, especially in the United States and Europe. This increase is also due in part to the demand of the chemical industry, which is also a heavy consumer not only of hydrogen but of carbon monoxide.

Hydrogen

Indispensable for removing sulfur from fuels

Buoyed by new developments in the refining and chemicals markets, Air Liquide continues to record rapid growth in its hydrogen sales. They jumped from 650 million euros in 2005 to over 830 million in 2006 and should exceed 1 billion in 2008. Demand is increasingly particularly quickly from refineries which use hydrogen to reduce the sulfur content in fuels to conform to new environmental regulations gradually being applied worldwide. Today, refineries still produce about 90% of the hydrogen they use, but the increase in needs is leading to a growing number of them outsourcing this production. So growth potential remains very high for Air Liquide.
In the United States, for example, the Group's hydrogen revenues have doubled in the last two years. In this country, 2006 was marked by two major events: the startup of the hydrogen production unit in Bayport, Texas, and the signing of an important contract with a major player in refining in California. The new hydrogen unit being built will strengthen the Group's position in the San Francisco basin and permit it to meet the future hydrogen needs of the region's manufacturers.
Once again in the clean fuel sector, in 2006, Air Liquide also brought two large hydrogen units on line in Europe: one in France, on the petrochemical platform in the Marseilles area, and the other in Italy, in the Pirolo refining complex in Sicily.

AIR LIQUIDE IN THE **UNITED STATES**

Expansion of the hydrogen pipeline in Texas



With the startup, in July 2006, of the new hydrogen production unit in Bayport, Texas, Air Liquide took another step forward in its hydrogen expansion strategy in this region. It is one of the Group's largest units worldwide, with a production capacity of 110,000 m^3/hour. It is a key element in the reinforcement of the Gulf of Mexico hydrogen pipeline: a new purification unit was built in Freeport and 37 kilometers of additional pipeline were added between Bayport and Texas City. Over half of this new unit's production supplies a large refinery in Sweeny, the rest meets the growing needs of current and future petrochemical customers located along the pipeline.

CHINA

An intense year

In 2006, Air Liquide won on all counts in Asian growth, particularly in China where the economy continues to race full speed ahead. The growth drivers in Large Industries are chemicals and steel, with an increasingly marked trend for manufacturers to outsource their gas supply. The Group is focusing its development on economic zones with high potential, notably in the Beijing-Tianjin-Shandong regions in the north and greater Shanghai in the east.

Air Liquide had two important successes in chemicals in 2006, near Tianjin, with Tianjin Soda and LG Bohai, for supplying air gases. Steel also grew very strongly in Tianjin: Air Liquide signed two contracts for similar 700 tonnes/day air separation units with De Long Steel and Zong Heng Steel. The two projects were successfully carried out with particularly tight deadlines and in a very competitive context. These conditions are becoming more common in China and have encouraged the Group to show even more reactivity and innovation in the conception of its offer.

Air Liquide has also developed its activity in the Caojing chemical park, near Shanghai, through the SCIPIG (50% Air Liquide, 50% Praxair) joint venture. After startup in 2005 of a hydrogen production unit to supply major international customers via pipeline, Bayer chose SCIPIG to supply air gases to its new plant, which produces polymers, the basic molecule of plastics.

Among the Asian success stories is an important air gas contract signed with Shell for its petrochemical complex in Singapore.

AIR LIQUIDE IN **CHINA**

Tianjin, a basin with high potential

Located 120 kilometers southeast of Beijing, the Tianjin zone is an important economic development center in the country. Air Liquide, whose first operation there dates back to 1997, is growing at a fast pace. Among the successes in 2006, the signing of a joint venture contract with Tianjin Soda Plant, a subsidiary of Tianjin Bohai Chemical, is a major step forward. This contract calls for the joint venture to set up two large air separation units that will produce 2,000 tonnes/day of oxygen to supply Tianjin Soda and other companies in the Lingang industrial park. After several equipment sales, this large plant is the first "coal to chemical" reference in gas sales in China. Oxygen and gaseous nitrogen will be used to gasify coal to produce a mixture of hydrogen and carbon monoxide for the different chemical plants.



The Middle East

New projects in the Gulf states

Many projects are being developed in the Middle East to transform natural gas and petroleum into products with high added value locally. In 2005, the first concrete steps for Air Liquide were quickly in place in this part of the world, notably through the creation of joint ventures with local partners in Oman and Qatar to create gas production units and launch pipeline networks. In 2006, ALSIG, the joint venture founded in Oman, started to supply nitrogen via pipeline to the Sohar basin refineries. In Qatar, the GASAL joint venture is now building an air separation unit and is operating another one that is supplying its first customer in the Messaied basin with oxygen.

The year 2006 also marked Air Liquide's arrival in Kuwait: the Group signed a 20-year contract between its subsidiary Shuaiba Oxygen, also a joint venture, and the Equate Petrochemical Company. Shuaiba Oxygen will supply oxygen, nitrogen and compressed air to Equate's new petrochemical site in Shuaiba. Equate itself is a joint venture between Dow Chemical and Kuwaiti partners. The air separation unit that will be built to fulfill this contract will come on line in 2008.

Latin America

Dynamic markets

Latin America is another emerging economy zone where Air Liquide boosted its positions in 2006, notably in the steel market. The Group made an important breakthrough in Brazil: in the framework of a consortium of which it is the leader, it signed an air gases supply contract with CSA, ThyssenKrupp's new subsidiary in this country. This contract will mean the construction of two plants, each with a 1,600 tonnes/day capacity. In Argentina, the Group strengthened its partnership with Siderar. The Group has also invested in a 750 tonnes/day air separation unit in Trinidad and Tobago to meet the growing demand of its customers, like Mittal, as well as to supply Nu-Iron, a Nuccor subsidiary.

AIR LIQUIDE IN **ARGENTINA**

Siderar: renewed confidence

Siderar is the leader in the Argentine steel industry. For many years, Air Liquide has supported the development of its San Nicolas site, north of Buenos Aires, considered one of the most competitive in the world. In 2006, Siderar renewed its partnership with Air Liquide for 15 more years, broadening existing agreements. Air Liquide committed to deliver 1,900 tonnes/day of oxygen as well as nitrogen, argon and compressed air. To do so, it has set up a new air separation unit on the site that completes the existing facility. It is the third unit built on the site in less than three years.

Size of production units


small
medium
large
Air gases
300 t/d O2
300 to 600 t/d N2
2,000 t/d O2
2,000 to 4,000 t/d N2
4,000 t/d O2
4,000 to 8,000 t/d N2
Hydrogen
20,000 Nm3/h H2
40,000 Nm3/h H2
100,000 Nm3/h H2
Carbon monoxide
5,000 Nm3/h CO
10,000 Nm3/h CO
30,000 Nm3/h CO
t/d: tonnes per day - Nm3/h: cubic meters per hour

Western Europe

Resounding successes in chemicals

In 2006 in Western Europe, Air Liquide strengthened its foothold in large chemical basins. It decided to double the hydrogen production of its plant at the BASF site near the port of Antwerp in Belgium. The new unit will meet the growing needs of BASF and other major chemical manufacturers in the Antwerp and Rotterdam basins, the largest in Europe in chemicals and petrochemicals. The existing hydrogen unit is the Group's largest (100,000 m^3/hour). Put on line in 2003, it has also been producing carbon monoxide since 2005.

Air Liquide won two major contracts in Estarreja, in Portugal, with Dow Chemical and CUF, already Group customers for hydrogen. Moreover, Dow Chemical uses carbon monoxide. To supply these two customers' new projects, the Group will build a new hydrogen and carbon monoxide production unit, with increased capacity that will replace the existing units.



On May 14, 2006, more than 800 visitors were welcomed at the Air Liquide Antwerp site in Belgium during an "open door" operation organized in the framework of the "Chemical Days".

Another major success in the oil and natural gas market in Western Europe is the startup of the Sannazzaro air gas production unit in northern Italy. It supplies an ENI petrochemicals group refinery for gasifying petroleum residues.

Air Liquide also proposes particularly efficient energy solutions to its customers based on the principle of cogenerating electricity and steam, a fluid that manufacturers use in very large quantities. Cogeneration is 15 to 20% more energy efficient than separate production techniques. In 2006, the Group signed a contract with the electronics manufacturer AMD to expand one of the two cogeneration units on its Dresden site in Germany.

SUSTAINABLE DEVELOPMENT

SOCIAL AND HUMAN COMMITMENT

ITALY

Dialoguing with the younger generations

The *Io vivo d'aria* (I live off air) program is an Air Liquide Italy initiative that has been a big success with teachers and local communities. The program creates awareness of industrial gases for pupils in elementary schools near the Large Industries air separation unit in Priolo, Sicily. The objective is to create a positive exchange between youngsters and Air Liquide.

In 2005-2006, each class received an educational kit containing brochures, posters on gases and the environment, a CD-ROM with animations and interactive games. The highlight of the program was a visit to the Priolo unit.

The *Io vivo d'aria* permitted several hundred 9 to 11-year-olds to better understand the company's business and its sustainable development values and to become more familiar with the properties of gases and their applications. The employees at the Priolo site very much enjoyed the exchanges with the pupils, particularly on the theme of the environment. Similar operations are planned in other regions in Italy in 2007.


SUSTAINABLE DEVELOPMENT

Eastern Europe

Success in Bulgaria and Romania

At the start of 2007, Bulgaria and Romania joined the European Union. Air Liquide fits in perfectly with this political and economic expansion: in 2006, the Group continued to move forward in Central and Eastern Europe, profiting from the strong industrial growth potential in the region's countries. It strengthened its presence in Bulgaria with two major contracts for air gas sales. The first was a 15-year contract with Cumerio Med JSCo to supply its copper production plant in Pirdop, east of Sofia. The corresponding air separation unit went on line in autumn 2006. The second contract was signed with Stomana, a Bulgarian subsidiary of the Greek group Sidenor, with which Air Liquide has developed a long-term relationship. The contract is to supply air gases to the Pernik steel site, near Sophia.

The Group has also taken a stronger foothold in Romania, where it has begun to supply the new Saint-Gobain flat glass factory in Calarasi with nitrogen and hydrogen.

ENVIRONMENT

Even "cleaner" production units

Air Liquide constantly innovates so that its gas production units will have the least impact possible on the environment. In addition to the ongoing improvement in energy efficiency in air separation units, the Group has been gradually reducing water consumption in these units' cooling circuits by implementing new processes. It has also started a refrigerant substitution program that will have an impact on the ozone layer through more environmentally friendly products.



INTERVIEW WITH Pawel Leszczynski

Development Manager, Large Industries – Poland

Can you tell us about the scope of your responsibilities?
My objective is to bring in new long-term gas contracts. The Polish economy is booming in all sectors, particularly steel. The large number of infrastructure projects and the production of cars and household appliances are stimulating the demand for high-quality steel whose manufacture requires large quantities of oxygen, nitrogen and hydrogen. I also keep a very close watch on contracts in progress because new opportunities often spring up with customers who enlarge or modify their facilities.

You recently took part in a training program…
In 2006, I participated, with other colleagues from around the world, in a training program specially designed for Large Industries development managers. For six intensive weeks, different Group specialists instructed us in methods to better define our customers' needs and technologies. We also deepened our knowledge on gases and Air Liquide applications through visits to Group and customer sites. Another key aspect of the training: how to better answer bids for tender.

What did you get out of it?
This program helped me to better organize my thinking. I am more structured in how I approach potential customers. I understand their technology better and I know more about the Group's offer. With these new skills, my proposals have a better chance of succeeding.

More than 800 Air Liquide employees at our customers' fabs



Very strong demand for our ultra-pure special gases

Strong growth in the flat screen industry

Supporting our customers with new technologies

Electronics

Computers, flat screens, digital music players, cell phones... Chips are everywhere in our daily life. Air Liquide strongly supports its Electronics customers **throughout the world with cutting-edge technologies and very high value-adding services.**

864
million euros revenue

9%
of Gas and Services revenue

Presence

Strengthening partnerships with our key customers

We are continuing our strategy, in the electronics field, of deepening our relationships with our major customers, who are at the heart of our activity. We keep in step with their growth on their existing sites but also in new geographic territories.

The strengthening of our partnership with Hynix is an excellent example: in 2006, we won a new contract for its Icheon site in South Korea, closely following our success in 2005 in Wuxi in China. STMicroelectronics, Toshiba, AMD and Micron have also renewed their confidence in us with new contracts all over the globe.

Conquest

New customers, new territories

Apart from the strong links we have built over the years with major names in electronics, our ambition is to constantly win new customers. This happened in 2006 with Intel, Micron's partner in a flash memory project in the United States. We were chosen to supply ultra-high purity gases for a new unit.

Conquest also means rolling out certain activities in new territories: in 2006, we decided to set up an equipment production plant in Taiwan to be more reactive to the demand in Asia.

Innovation

On the cutting edge of technology and service

Electronics is a field where innovation is king. It is an integral part of our daily life. So in addition to ultra-pure gases, we offer our customers new molecules adapted to the latest chip manufacturing technologies: this is the ALOHA offer, which took off in 2006, exceeding our sales objectives.

Innovation also means knowing how to remodel your offer to tailor it to the customers' needs, which we did with Jumbo, a solution designed for large specialty gas consumers. It has been a resounding success.

Innovation is also a key element in services: the joint venture created with Toshiba Nano Analysis in Japan is an additional step in this direction.

Electronics
Growth dynamic

New molecules

The ALOHA offer keeps its promises

The race to miniaturize chips is stronger than ever: there are now more than 1 billion transistors in a chip and this number should be multiplied tenfold by 2010. This feat is made possible by the implementation of new manufacturing technologies that use new equipment and innovative molecules. Air Liquide is a major stakeholder in this evolution alongside international semiconductor manufacturers and equipment makers. The Group currently offers its customers the latest generation molecules – called advanced precursors* – custom-designed for their new processes. Sales of this high-technology offer, which combines molecules and implementation equipment, launched in 2005 under the ALOHA brand, exploded in 2006, and more than doubled in a year. At the same time, Air Liquide has continued to file patents on new molecules at a brisk pace. A dozen of them are currently in the advanced test phase at major equipment manufacturers.

To support this offer's international rollout, Air Liquide has opened dedicated centers, the ALOHA Centers, that combine molecule production, analysis and filling. Besides the pilot site in Dallas, Texas, two other centers were launched in 2006: in Fremont, in Silicon Valley in the United States, and in Chalon-sur-Saône in France. A third center is scheduled to come on line in 2007 in Japan.

Once again in the framework of the ALOHA offer, the Group is working in partnership with research institutes such as the CEA-LETI, in Grenoble, France, which is one of the largest European applied research laboratories in the microelectronics field. The projects being carried out with the CEA-LETI involve new insulators designed for the chips of tomorrow.


SUSTAINABLE DEVELOPMENT



INNOVATION
Code name: SAM.24

This molecule with its elegant profile is one of the new stars in the ALOHA range. Its code name is SAM.24. Its specialty? Depositing ultra-thin layers of silicon dioxide (SiO_2) at low temperature, a critical technology for making transistors of 45 and 32 nanometers (a millionth of a millimeter). Developed by Air Liquide R&D and protected by a patent, it makes it possible to obtain very high-purity films. After consultation with over 1,000 people working in the semiconductor field, SAM.24 received the Enabling Materials prize, which rewards particularly innovative new material in electronics, from *EuroAsia Semiconductor* magazine. This prize was awarded in July 2006 at the Semicon West fair in San Francisco, in the United States, the most important international gathering in the semiconductor industry. SAM.24 is currently in the evaluation phase at various equipment manufacturers and several fabs.

Specialty gases

Jumbo meets the needs of large consumers



To more efficiently meet the strong rise in demand for specialty gases* and win more value in this market, Air Liquide has centralized its purchasing policy, reviewed its offer and reorganized the logistic chain. Traditional delivery in cylinders is, in fact, no longer appropriate for fabs that consume large quantities of specialty gases, particularly those that manufacture flat screens. So Air Liquide developed the Jumbo offer, which includes supplying gases in isocontainers of several tonnes, on-site implementation facilities and a large number of services providing safety and reliability right up to when the gas is used. Launched in 2005, this range became a worldwide success in 2006, especially in Taiwan where leaders in electronics and flat screens such as AUO, CMO, ProMos and Winbond have chosen this solution, as well as in China, South Korea, Japan, Singapore, the United States and France. STMicroelectronics, the Group's first customer to adopt Jumbo, has already implemented it on three sites in Singapore and France. The Jumbo offer primarily provides silane and nitrogen trifluoride and should be expanding to other specialty gases like ammonia soon.

As for the logistics of specialty gases, the ramping up of filling and/or treatment centers, the Electronic Material Centers, gives the Group increased control over the quality and availability of gases in cylinders or containers. There are now seven of these centers, five in Asia, one in the United States and one in Europe.



INTERVIEW WITH Hitomi Ishiguro

International purchasing manager, specialty gases for Electronics – Taiwan

Why a worldwide approach for specialty gas purchases?
The electronics market is international and our customers are global players that demand identical specifications for the gases we deliver to their production units, whatever the country. Centralizing our specialty gas purchases gives us a lot more weight in our suppliers' eyes, so that we can guarantee the lowest possible prices for our customers while meeting safety requirements. As most of the specialty gases come from Asia, the Air Liquide team that handles these purchases is based in Taiwan. It manages a portfolio of over 70 molecules with at least three suppliers for each of them.

How are specialty gases different from other markets?
Specialty gases are used in the very heart of semiconductor or flat screen manufacturing processes. These booming industries have extremely high requirements on purity and supply reliability that go hand in hand with the ongoing search for cost reduction, in accordance with Moore's law.

What innovations have you introduced?
We are constantly looking for new sources of specialty gases. So we recently broadened our range of suppliers by including new competitive sources that come for example from South Korea, China or Russia. We have set up a management program for our suppliers, along with regular audits, and we stay in very close touch with them, particularly by following up their production data. All these operations have helped us to considerably improve the results of our latest negotiations.


SUSTAINABLE DEVELOPMENT

INNOVATION

JAG innovates in recycling

Thanks to an innovative process developed by Japan Air Gases, xenon can now be recovered as it leaves the fab*, recycled then reused. This solution is particularly interesting given that this rare gas*, found in air at a concentration of under 1/10,000,000, is costly to produce in quantity, which can only be done in large gas separation units. The system JAG created does not entail any process modification or extra cost for the customer. Once it is captured and purified on a JAG site, the recycled xenon is then made available to customers with the same purity level as that of the original gas.

Equipment and sites

2006: a vintage year

The large electronics companies made major investments in 2006, either to increase capacity in their existing units or to create new ones, generally by making a technological leap, for example, going from 200mm to 300mm-diameter wafers. For Air Liquide, this meant many successful sales of equipment and ultra-pure gas and liquid chemical distribution facilities. To better meet the extremely strong increase in demand in Asia and to be nearer its customers, Air Liquide decided, in 2006, to set up an equipment manufacturing unit in the Taichung electronics basin in Taiwan. This new ALES (Air Liquide Electronics Systems) site will bolster the Group's reactivity in this area of northeast Asia where the overwhelming majority of semiconductor and flat screen production plants are located and 80% of all investments will be made in the next 10 years.



Service

More than 800 Air Liquide people at the fabs

Ergonomic, practical, a global phenomenon... In five years, pocket-sized digital music players have invaded our world. About 140 million were sold worldwide in 2005, a figure that should double by 2010. At the core of these technological gems are very special semiconductors, NAND flash memories. The explosion of the digital music player market has brought about a very strong demand for these memories and the ultra-high purity gases needed to make them. In early 2006, the two semiconductor giants Micron and Intel created a joint venture (IMFT) totally dedicated to NAND memories. Air Liquide geared up to meet this manufacturer's, and more generally this market's, growing needs with a complete equipment and service offer.



Proximity to the customer has real meaning for the Air Liquide Electronics teams: more than a third of the employees, about 800 people, are totally integrated into the customers' teams around the world. They handle the complete management of ultra-pure fluids in the fabs (Total Gas and Chemicals Management) and provide many complementary services, notably in analytical expertise. The service offer is continuously expanding. In 2006, new TGCM* contracts were signed with AMD in Dresden, Germany, and with Micron in Lehi, Utah, in the United States.

The Fabnet information system developed by Air Liquide to control, in real time, the supply chain for all products entering the fab, was adopted by STMicroelectronics and rolled out in five of its sites worldwide in 2006. This highly technical solution is a very efficient reporting tool for the customer, who has access to all the data via intranet and Internet portals.

AIR LIQUIDE IN **JAPAN**

Going further in service

In Japan in 2006, Japan Air Gases seized an opportunity to broaden its service offer through the creation of a partnership with Toshiba Corporation. JAG bought 51% of TNA (Toshiba Nano-Analysis), a Toshiba unit specialized in the analysis and evaluation of materials for electronics and other advanced industries. These sectors have very strong growth and high-technology service requirements in common. The new TNA's goal is to become a leading player in its field, in Japan and in the other Asian markets.



A universe in motion

New projects everywhere in the world

Air Liquide clearly profited from the dynamism of the international electronics industry in 2006. It signed a large number of carrier gas* contracts throughout the world. The Group notably strengthened its partnership with Hynix in South Korea, number two worldwide in memories. Air Liquide signed a 10-year agreement to supply ultra-high purity nitrogen to its new 300 mm fab in Icheon, South Korea. A few months earlier, it had started up the ultra-pure carrier gas unit that supplies the Hynix-STMicroelectronics joint venture site in Wuxi, China. Air Liquide is also Hynix's supplier for its other South Korean fabs in Chungju and its unit in Eugene, Oregon, in the United States. In Europe, AMD selected the Group to supply its latest generation fab (fab 38) in Dresden, Germany, with carrier gases.

Air Liquide also supports young innovative companies that are rapidly expanding. One example is Soitec, a French startup. This firm has developed a silicon wafer manufacturing technology that improves the wafers' electrical properties and enables chip manufacturers to operate them at higher frequencies. Air Liquide, which supplies the Soitec site near Grenoble, France, was chosen to provide ultra-pure gases to its future production unit in Singapore, the first in Asia.



These two photos were taken barely 17 months apart. A record time for building the two twin fabs of the Hynix-STMicroelectronics joint venture in Wuxi, near Shanghai, in China. Air Liquide was selected as its partner to supply ultra-high purity gases. At the inauguration on April 28, 2005, Hynix-STMicroelectronics announced its plan to double the site's capacity in a very short time (six months). This is a perfect illustration of the speed at which the electronics world in Asia changes. Air Liquide has taken up the challenge and is bringing everything into play to meet this demand for speed and reactivity.


AMD
World Class Supplier
2005
Achievement Award
Presented to
AIR LIQUIDE
In recognition of superior supplier performance to AMD.

In September 2006, Air Liquide received the 2005 trophy for performance, the "World Class Supplier Achievement Award", from AMD in recognition of the outstanding quality of its service and reactivity.




Looking for and developing
new medical gases
Homecare service,
absolute hygiene
PREMIERS SECOURS
A
S
E
P
CE
FIRST-AID KIT
Oxygen,
the gas of life

From the hospital to the home, at your side day after day

Healthcare

Air Liquide, a specialist in medical gases and respiratory treatments in both the hospital and the home, develops new therapeutic applications, gases and services. **Its teams work hard to strengthen its position as a major player in the healthcare sector.**

1,478 million euros revenue

16% of Gas and Services revenue

Presence

Growth in market shares and efficiency

In the countries where we are already present, in particular in Europe, we are continuing our strategy of strengthening our positions. The acquisitions carried out in 2006 in healthcare in Germany and hygiene in Italy are good examples. We have also modified our organizations in several countries (Canada, Italy, etc.) to increase efficiency in managing the administration of patients' files. This area is growing rapidly in all healthcare sectors and notably in homecare. And once again in the area of efficiency, we have started to roll out a European computer system dedicated to homecare.

Conquest

New territories

Even if we are the leader in healthcare in Europe, there are still sectors in which we can grow. In homecare, for example, we made our first acquisition in Sweden in 2006 and we started up an activity in Poland. Asia is one of the big markets of the future: we opened an office, in Shanghai, in China, and we are working with the Chinese medication agency on registering several medical gases. There has also been good growth in Latin America: our revenue is increasing nicely on the continent and the opening of offices for our hygiene and medical equipment businesses will bolster this dynamism.

Innovation

Therapeutic gases and new services

Launched in 2001, our strategy for developing therapeutic gases has now taken root: three new medical gases are being marketed in several European countries and are being gradually rolled out continent-wide. A fourth should be launched in 2007. We are also innovating in service, for example, by exploring new opportunities such as home hospitalization or offering state-of-the-art solutions for preserving biological tissues through cryoconservation. These advances in the medical gases and services sector go hand in hand with the development of innovative medical equipment to administer these gases. One example is Félix Dual, a new device that dispenses xenon and nitrous oxide for anesthesia.

Healthcare
Growth dynamic

Medical gases

Ramping up of therapeutic gases

Medical gases are everywhere in the hospital from the operating room to the patient ward, from the emergency room to the resuscitation room. They are indispensable for fighting respiratory ailments, relieving pain, administering an anesthetic or operating. In a growing number of countries, they have the status of a medication, which means Air Liquide's medical gas subsidiaries are in fact pharmaceutical laboratories subject to the same quality, purity and traceability requirements. Apart from oxygen and nitrous oxide, found everywhere, Air Liquide has been developing new therapeutic applications for the last few years. Three new gaseous medications were launched in five years. Kalinox (an analgesic), marketed in France since 2001, made its début on the Spanish market in 2006. It has had excellent performances in these two countries. For Kinox (pulmonary arterial hypertension), sold in France since 2002, marketing authorization has been requested for Europe. The last launch to date: medical xenon, a powerful anesthetic gas, marketed in Germany in 2005. It should also grow quickly on an international scale. To support this strategy of expanding therapeutic gases, Air Liquide is building a dedicated production center in Antwerp, Belgium, that should be on line in 2007. The Group is also developing new adapted equipment through its subsidiary Taema and is carrying out research on new generation therapeutic gases.

Along with supplying medical gases, Air Liquide provides hospitals with a host of services to guarantee that its gases are always available. It manages all the cylinders and maintains installations. Caregivers are also provided with training. Lastly, thanks to its expertise in medical gas networks, it plays an important role in hospital construction sites (for example, in the framework of the 2007 hospital plan in France).



AIR LIQUIDE IN **SPAIN**
Kalinox is successfully launched

After France in 2001, Luxembourg in 2002 and Belgium in 2004, Kalinox received market authorization in Spain, where it was given an enthusiastic welcome in the medical community. By the end of 2006, a dozen large hospitals had already referenced it. Kalinox is an analgesic gaseous medication that relieves pain caused by short medical procedures such as lumbar punctures, sutures, burn treatments, in-hospital dental care, etc. Its effect stops immediately after it is administered and may be used for very young children as well as adults. Hence the success it has encountered, especially in pediatric departments.



The Lagoon vacuum regulator, developed by Taema, received the 2006 "Janus de la Santé" from the French Institute of Design. This prize rewards the efficiency and ergonomics of this product, which was just launched in France and will be exported worldwide in the very near future.

Medical equipment

Opening new territories

The Group's healthcare offer also includes an equipment segment run by its subsidiaries Taema and Markos Mefar. They develop and market medical gas distribution systems as well as anesthesia, resuscitation, ventilation and aerosol therapy* equipment. Taema and Markos Mefar have been working in the same medical equipment business unit since 2006 to develop synergies, commercial in particular.

Business was strong in 2006, especially in emerging countries. The Extend resuscitation device, for example, recorded good performances in India and China. Taema also opened a sales office in Russia and Brazil. In the latter, Air Liquide won two major contracts with a group of private hospitals to supply 70 intensive care respirators. The new Saõ Paolo office increases proximity with Latin America customers.
Medical gas administering equipment also benefited in 2006 from the construction of a large number of hospitals in the developed countries.

Cryoconservation

Going further in service

Blood cells and biological tissues to be used at a later time for therapeutic, diagnostic or research purposes are preserved at very low temperatures through cryoconservation* using liquid nitrogen. Air Liquide designs and manages cryoconservation rooms in several European countries and signed its first contract in the United States in 2006. The Cryosmart information system, created by the Group to run these rooms, received recognition at the Air Liquide 2006 Innovation Day awards.

SUSTAINABLE DEVELOPMENT

SOCIAL AND HUMAN COMMITMENT

PARAGUAY
Children who smile again

The goal of Operation Smile, an international humanitarian organization, is to repair, free of charge, cleft palate and other facial malformations in children from disadvantaged families. When one of their missions was recently launched in Paraguay, the Air Liquide subsidiary, the country's leader in medical gases, immediately answered the call and supplied the oxygen and equipment needed for these operations.
Air Liquide Paraguay contributed its expertise to a team of over 50 volunteers from six different countries: plastic surgeons, anesthesiologists, nurses, pediatricians, dentists, speech therapists, etc. Thanks to this team effort, the operations took place, with successful outcomes, for five consecutive days at the Ejército San Jorge hospital in Asunción, literally putting a smile back on the faces of 142 children and teenagers.


Operación Sonrisa
Paraguay
Con 142 nuevas sonrisas queremos agradecer a todos los que hicieron posible este milagro.

Hygiene
A constant concern

Hygiene has become a top priority for hospitals faced with the problem of nosocomial illnesses and the increase in resistance to antibiotics. The appearance in recent years of worldwide epidemics such as SARS or avian flu has heightened this concern. The principal means of prevention is strict hygiene for hands, surfaces and the ambient air. To carry this out, hospitals have implemented draconian measures.
The leader in hospital disinfection in France, Air Liquide offers a complete range of disinfection products through its subsidiaries Anios and Schülke&Mayr. Both had excellent performances in 2006 in Europe as well as internationally. Hydro-alcoholic solutions for disinfecting hands were particularly successful. To manage the boom in the hygiene market, Anios built a new plant near Lille, in France, which went on line in late 2006. This plant will enable it to double its current production capacity. Another high point for Anios in 2006: the acquisition of the Italian company Farmec, the leader in its country of the hospital hygiene products market.
Sterilizing surgical instruments is another way of fighting nocosomial infections and a certain number of hospitals have decided to outsource this operation. Air Liquide offers this service through its subsidiary Omasa.
Air Liquide is just as vigilant about hygiene for its own homecare activity. All equipment returned from the patients' homes is rigorously cleaned and disinfected by a process developed with Anios and Schülke&Mayr. Once it is disinfected, each piece of equipment is checked and wrapped in airtight film to prevent any risk of contamination. These measures guarantee maximum protection for the next patient as well as for Air Liquide personnel.

INTERVIEW WITH Andrea Docekal

Manager of the Export Department of Schülke&Mayr – Vienna (Austria)



Where are the growth opportunities in your sector?
We cover 24 countries in Eastern Europe and the Middle East. We hold a good market share in Eastern Europe and growth forecasts are excellent, particularly in the dental area and for our range of Octenisept antiseptics. The outlook is just as good in Turkey and the Middle East: Syria, Lebanon, Iran, Saudi Arabia and the Persian Gulf states. These markets have a high potential and the hospitals are frequently very well equipped, but have real needs in hygiene products, services and training.

What are the challenges in these countries?
Each country has its own systems and standards or deficiencies. And we mustn't forget that there are enormous cultural and political differences. You need a lot of energy and time, two years on average, to penetrate a country. It's easy to get a foothold but just as easy to lose one if you take a false step! It's vital to have a trusted local partner for support: it facilitates our movements, hospital access and relations with the medical teams so that we can see how things work in the field. This helps us to design complete and adapted hygiene solutions.

What do you like about your work?
After 10 years, I still find it as exciting as ever... A single day doesn't go by without a new opportunity. The potential is so great that we have to use our resources selectively. But when you start to see a return on your investment, like in Iran or Syria where we are in five hospitals and are moving toward consulting and training in hygiene, it's extremely rewarding for me and my team.

Homecare

New positions in Europe

Through its homecare activity, which celebrated its 20th anniversary in 2006, Air Liquide supports over 300,000 patients treated at home primarily for respiratory ailments, sleep apnea or diabetes. This figure has increased fivefold in 10 years and will continue to climb in the future. Homecare is steadily becoming more commonplace in developed countries because it is less expensive for the state than hospitalization and allows the patient to be treated in more comfortable surroundings. So healthcare systems are gradually moving toward better coverage of homecare.

Most of Air Liquide's services are provided through the VitalAire, Orkyn' and Medicasa brands. These include supplying oxygen and the related equipment for respiratory assistance (oxygen therapy*, ventilation, aerosol therapy*, etc.) or the treatment of sleep apnea. Air Liquide also provides insulin pumps for diabetics and is broadening its offer to ambulatory perfusion and enteral nutrition*. The service end is especially important: quick intervention, 24/24 emergency service, managing administrative files, training the patient and his family, working with medical and paramedical personnel and reimbursement structures.

In this dynamic market, which benefits from the evolution of the age demographic, Air Liquide continued its growth strategy in 2006, particularly in Europe, where it is the leader. In Germany, where homecare is booming, the Group strengthened its position by buying the Nord Service Projects (NSP) company, near Hamburg, closely following two 2005 acquisitions (Rubel, Zuther & Hautman). It was also buoyed in the Swedish market by the purchase of the Aiolos Medical company in Karlstad, west of Stockholm. The Group is looking to Eastern Europe: it started up a homecare activity in Poland, in the Warsaw area.

Air Liquide has continued its homecare development in Japan, notably by acquiring the Toray Medical company in 2005.

SUSTAINABLE DEVELOPMENT

INNOVATION

HOMES
Mobile information technology at the service of homecare

Homes is a mobile data exchange tool that improves Air Liquide's homecare service efficiency. This mini computer terminal is designed for the Group's technicians, medical-technical counselors and delivery people, who visit patients at their home. It increases the speed and reliability of technical information transmission. Apart from reducing errors by eliminating handwritten instructions, Homes gives them access in real time to all relevant information on the patient's condition or treatment. It also enables a certain degree of standardization, for example, in medical equipment maintenance. In the end, this system improves the competitiveness of Air Liquide's homecare activity by paving the way for new value-added services. Homes was singled out in 2006 at the Air Liquide Innovation Day awards. It is now on line in Spain and Australia and its international rollout is underway.



TRAINING

Partnership with the French Red Cross

As the homecare profession is relatively recent, there are still no specific training programs in France in this field. Aware of this vacuum, Orkyn' took the initiative in 2000 by creating a training program with the French Red Cross to grant a medical-technical counselor diploma. The 450 hours of training spread over 18 months focus on skills in communication, counseling and evaluation of the patient's global environment. Regulatory, economic and public health issues are also dealt with. This diploma, on its way to being professionally certified, should be recognized by the state in the very near future. It will be the first official diploma in healthcare in France.

An increasingly demanding profession

The growth in homecare goes hand in hand with an increased demand for the professionalization of those who work in the sector. In many countries, healthcare authorities are gradually setting up a regulatory framework that spells out the qualifications required for the various professionals in the field. Canada is at the forefront as diplomas have been granted for the different technology and service professions in homecare for many years. Germany requires a specific qualification and knowledge level for ventilation administered in the home. Since 2006, in France, homecare services for the treatment of diabetics must be carried out by medical personnel who are at least equivalent to nurses. Air Liquide is playing a pioneering role in qualification: it has set up a training program with the French Red Cross.

Home hospitalization is another trend that is emerging in several European countries, and is starting to attract private operators. Until now, this service was only provided by the hospital and the patient was monitored at home by a medical team from the hospital. Air Liquide is now involved in experiments in outsourcing this service in Spain and Italy. This market should develop in the coming years.


VitalAire
転倒！それはあなた自身で
未然に防ぐことができます。
SALT

Safety is a priority in homecare as it is in all the Group's activities. Considerable progress has been made in the last few years. Everywhere in the world, awareness campaigns bring home the following message: "Take as good care of yourself as you would your patients". Example: this poster distributed in Japan.

Handling information circulation

Monitoring patients at home involves several participants: prescribing physicians, Air Liquide teams, healthcare organizations, etc. Information circulation and processing are vital to the quality of the service. And to meet this need, VitalAire has developed a new tool in France for prescribers: VitalWeb. This computerized system provides them with access to technical data collected by Air Liquide to monitor their patients: equipment parameters, maintenance reports, patient adherence to the treatment, etc. So physicians can consult their patient's file at any time, especially during a visit. This service fulfills a real need for the medical profession.

A concentrate of innovations
and technologies

A wide range of exipients
and surfactants



We're everywhere, even where you don't expect us

Related activities

The technological know-how Air Liquide has developed in the gas business takes concrete form in complementary activities: engineering, sophisticated cryogenic systems, the aerospace sector, the fuel cell, welding, diving, specialty chemicals, etc. **All of them use cutting-edge expertise.**

1,321
million euros revenue

Aeronautics and space

From airplanes to the Ariane rocket



Air Liquide has been involved in the European space adventure since its very beginnings over 40 years ago. Several of the Group's units take an active part in it. In French Guiana, a structure is dedicated to the European Ariane 5 launch pad in Kourou, supplying all the related gases and services. The Cryospace subsidiary (55% Air Liquide, 45% Astrium) in Les Mureaux in the Paris area, designs, develops and manufactures the oxygen tanks for the launcher's main stage, which contain nearly 160 tonnes of liquid hydrogen and oxygen. The Group's Advanced Technologies Division, located near Grenoble in France, builds oxygen tanks for the cryogenic upper stage of the new, more powerful Ariane 5CA launcher, which became operational in 2006.

Air Liquide has developed cutting-edge expertise in aeronautics, put to use in onboard oxygen (OBOGS) and nitrogen (OBIGGS) production systems. The OBIGGS generators, based on membrane* technology, are used for fuel tank inerting. They have garnered one success after another with several contracts signed in 2006, in particular in Spain, Italy and India. Airbus proposes the OBOGS oxygen generator, which is based on adsorption* technologies, to airline companies to supply oxygen masks for the A380.

Specialty chemicals

An activity driven by cosmetics and pharmaceuticals

Air Liquide's subsidiary SEPPIC designs and manufactures surfactants* for the cosmetics and pharmaceutical sectors and for special industrial applications. It is one of the international leaders in this field and has had solid growth, particularly in cosmetic ingredients and animal vaccine adjuvants. Driven by the strong demand in these adjuvants in Asia, SEPPIC built a production unit in Shanghai, which will go on line in 2007.

In 2006, the Castres site in the south of France finished its revamp, started in 2003, to lower the risk level as it is now surrounded by residential areas. Ethylene oxide and propylene oxide-based production was transferred to a new unit in the heart of the Antwerp petrochemical complex in Belgium. The Castres site now focuses on production that uses renewable raw materials of natural origin (primarily glucose). This ambitious project, executed in close cooperation with local partners, is an outstanding example of Air Liquide's interest in better protecting the environment.

Cryogenics

Very low temperatures to serve science

Air Liquide, through its Advanced Technologies Division, is a recognized specialist in extreme cold, and its researchers carry out ever more specialized work in the knowledge of matter, as one example. The cryogenic solutions they develop, using helium, hydrogen or nitrogen in particular, are implemented in many scientific and technical fields. The enormous liquid helium distribution system delivered to CERN* in Geneva at the end of 2006, is unique in the world. It represents a new step in particle physics and will move research on the origin of the universe forward. Very low temperature cryogenic applications are also widespread in the aerospace sector. The Group designed and built the cooling systems for the onboard infrared detectors in the European Herschel and Planck space observation satellites, to be launched in 2007. It also built the cryogenic core of the MELFI refrigerator, which has been functioning on the International Space Station since 2006 and is used to preserve biological samples.

Hydrogen energy and the fuel cell*

An approach focused on sustainable development

For the last several years, Air Liquide has used its hydrogen know-how to search for clean energy solutions based on the fuel cell, an operation that fits in perfectly with its sustainable development approach. It takes part in many projects on transportation in Europe and North America, hydrogen storage, vehicle fuel supply (service stations) and the fuel cell. With its subsidiary Axane, specialized in the fuel cell, Air Liquide is the leader of the European Hychain-Minitrans project, which is testing, in real-life situations in four regions in Europe, 158 vehicles that run on hydrogen.

A difficult challenge

Jeffrey N. Williams, the NASA astronaut, puts biological samples into the MELFI cryogenic refrigerator. On July 4, 2006, MELFI went onboard the Discovery space shuttle to dock with the International Space Station and became operational on July 19. The MELFI is a cryorefrigerator that can preserve biological and other scientific or experimental samples at up to -95°C before their return to earth. Air Liquide designed and developed the cold production turbomachine that is the dynamic part of MELFI.
The Group's specialists responded to a difficult challenge: focusing on a very small part of equipment that is usually found in industrial installations while providing the high level of reliability and safety required for manned flights.




SUSTAINABLE DEVELOPMENT

ENVIRONMENT
The fuel cell

Air Liquide and Axane are continuing the rollout of fuel cell-based stationary generators to supply mobile telephone relay stations with energy. After a first project in Greece in 2005, the Group was once again successful in this field in Spain in 2006, with Telefonica. Other projects are underway, notably in Canada.

Related activities

The new TopTig torch system was a big success in 2006 in Europe and Japan.


TOPTIG

Diving

State-of-the-art diving equipment

Aqua Lung International, an Air Liquide subsidiary, offers an enormous range of equipment and products for competitive, recreational, military and professional diving as well as swimming. It is the leading manufacturer of diving equipment worldwide. Its number one position results from a policy focused on quality products, based on the expertise of its R&D centers and production sites and a particularly extensive and efficient worldwide distribution network. There are a dozen units in Europe, North America and Japan and about 50 distributors in other regions. Swimming and military diving were especially strong activities in 2006. The result is a global rise in revenue that strengthens Aqua Lung's leadership position, with the American and Russian markets having the best performances.

Engineering

2006: an extremely active year

Air Liquide Engineering has over 1,400 employees in five centers around the world (France, the United States, Japan, China and India). These teams design and build production units for the Group and its third-party customers, constantly improving production technologies to increase the units' efficiency and reliability. Engineering was extremely active in 2006. Many units were put on line throughout the world, in particular to produce air gases and hydrogen. Three large hydrogen units for the energy sector started up in 2006 in the United States (Bayport, Texas), France (near Marseilles) and Italy (Priolo, Sicily). Moreover, the Group signed a large number of contracts, especially in air gases in the emerging economies (China, Eastern Europe, the Middle East, Latin America). Large Industries brought off new coups in hydrogen that will entail building three very large units in California, Belgium and Portugal.



Aqua Lung diving equipment specially designed to match male and female bodyshapes, most importantly with diver safety and comfort in mind.

Welding-cutting

New energy-related markets

Air Liquide's welding and cutting business is handled through Air Liquide Welding. It focuses on the production and marketing of equipment (welding units, metal-cutting machines, etc.) and consumables (flux-cored wire, covered electrodes, flux, etc.). Strong growth in the energy sector means a sizable increase in the demand for welding consumables. Air Liquide Welding has developed a complete range of solutions for the new cryogenic pipelines that transport liquefied petroleum gas. It has also launched innovative solutions for offshore platforms, especially for welding high-strength steel, and for the nuclear industry to manufacture the latest generation of radioactive waste storage containers.

The year 2006 also marked the international rollout of TopTig, a torch system that appreciably improves welding quality on thin sheet metal by eliminating any projections and producing very smooth welds. Another highlight of the year: the new welding unit ranges Digi@wave and Citowave, launched in 2005, received a "Janus de l'Industrie", a prize awarded by the French Institute of Design.

The brand portfolio was refocused on five commercial brands, replacing the previous 15. Three are for industrial markets: SAF-FRO, Oerlikon and Cemont. The fourth brand, Weldline, targets the welding environment (gloves, welder's protection, etc.) and the last is for the general public and is called Weldteam.



INTERVIEW WITH **Chantal Amalric**

Manager, Hygiene and Care research department – SEPPIC

What does your work entail?

I run a team of 17 researchers who develop and test ingredients used in the cosmetics industry. We're specialized in hygiene and skincare products, a very specific area. For the last few years, we've been working on extremely specific ingredients and compositions with high added value, protected by patents.

How do you identify your customers' needs?

We regularly invite them to our site, for example, so that we can work together. This proximity makes exchanges easier and is both interesting and stimulating. But although France is still the leader in cosmetics, our customers are becoming more international.
So we've opened cosmetic training centers in the United States and China. These centers welcome participants and provide counseling and technical support so that we can keep in step with our customers in development of their new products.

What motivates you the most?

First, being in a team. We work closely with our customers, our salespeople, other researchers and the production teams. In the end, when I'm in a beauty products stores, I really enjoy picking up an item and seeing the name of our product on the list of ingredients!

Income statement

Year ended December 31

In millions of euros	2005	2006
Revenue	**10,434.8**	**10,948.7**
Purchase	(3,945.5)	(4,240.6)
Personnel expenses	(1,856.4)	(1,939.5)
Other income and expenses	(2,218.0)	(2,201.2)
Operating income recurring before depreciation and amortization	**2,414.9**	**2,567.4**
Depreciation and amortization expense	(897.3)	(908.2)
Operating income recurring	**1,517.6**	**1,659.2**
Other non-recurring operating expenses	(44.8)	2.6
Operating income	**1,472.8**	**1,661.8**
Net finance costs	(163.1)	(155.4)
Other net financial expenses	(49.1)	(42.2)
Income taxes	(370.7)	(419.8)
Share of profit of associates	36.5	27.7
Profit before minority interests and discontinued operations	**926.4**	**1,072.1**
Net profit from discontinued operations	80.6	
Profit for the period	**1,007.0**	**1,072.1**
Minority interests	73.6	69.8
Net profit (Group share)	**933.4**	**1,002.3**
Basic earnings per share (in euros)	**7.86**	**8.35**
Diluted earnings per share (in euros)	**7.82**	**8.28**

The notes to the financial statements are in the second part of the Reference Document.

Balance sheet

Year ended December 31

In millions of euros	2005	2006
ASSETS		
Non-current assets	**11,200.6**	**10,973,6**
Goodwill	2,646.1	2,614.7
Other intangible assets	386.0	367.2
Property, plant and equipment	8,168.5	7,991.7
Other non-current assets	**872.1**	**814.2**
Non-current financial assets	294.1	240.6
Investments in associates	166.1	171.4
Deferred tax assets	411.9	402.2
Total non-current assets	**12,072.7**	**11,787.8**
Current assets	**4,215.7**	**4,507.5**
Inventories and work-in-progress	653.8	694.3
Trade receivables	2,429.7	2,490.7
Other current assets	429.6	358.4
Current tax assets	38.3	34.1
Fair value of derivatives (assets)	66.1	32.5
Cash and cash equivalents	598.2	897.5
Total assets	**16,288.4**	**16,295.3**

In millions of euros	2005	2006
EQUITY AND LIABILITIES		
Shareholders' equity	**5,930,5**	**6,285.8**
Share capital	1,204.9	1,332.6
Additional paid-in capital	147.6	75.3
Retained earnings	3,719.0	4,004.1
Treasury shares	(74.4)	(128.5)
Net profit (Group share)	933.4	1,002.3
Minority interests	**278.2**	**281.0**
Total equity	**6,208.7**	**6,566.8**
Non-current liabilities	**6,943.9**	**6,470.5**
Provisions and employee benefit commitments	1,648.8	1,505.1
Deferred tax liabilities	1,149.4	1,130.5
Non-current borrowings	3,978.4	3,674.9
Other non-current liabilities	167.3	160.0
Current liabilities	**3,135.8**	**3,258.0**
Provisions and employee benefit commitments	155.4	122.9
Trade payables	1,280.7	1,330.8
Other current liabilities	1,011.1	965.8
Current tax payable	192.0	142.2
Current borrowings	417.7	668.6
Fair value of derivatives (liabilities)	78.9	27.7
Total equity and liabilities	**16,288.4**	**16,295.3**

Statement of cash flows

Year ended December 31

In millions of euros	2005	2006
Cash flow from operating activities before changes in working capital	**1,804.8**	**1,889.3**
Changes in working capital	5.2	(108.8)
Other	(89.9)	(13.8)
Net cash from operating activities	**1,720.1**	**1,766.7**
Investing activities		
Purchase of property, plant and equipment and intangible assets	(975.2)	(1,128.2)
Acquisition of subsidiaries and financial assets	(76.2)	(72.3)
Proceeds from sale of property, plant and equipment and intangible assets	91.3	102.7
Proceeds from sale of financial assets	26.7	2.1
Proceeds from sale of divested activities	162.8	
Net cash used in investing activities	**(770.6)**	**(1,095.7)**
Financing activities		
Dividends paid		
– L'Air Liquide S.A.	(391.1)	(432.0)
– Minority interests	(84.8)	(47.1)
Proceeds from issues of share capital	78.4	108.1
Purchase of treasury shares	(59.8)	(131.1)
Increase (decrease) of borrowings	(635.0)	64.2
Net cash used in financing activities	**(1,092.3)**	**(437.9)**
Effect of exchange rate changes and change in scope of consolidation	1.8	28.5
Net increase (decrease) in cash and cash equivalents	**(141.0)**	**261.6**
Cash and cash equivalents at beginning of period	**700.4**	**559.4**
Cash and cash equivalents at end of period	**559.4**	**821.0**

Net indebtedness

Year ended December 31

In millions of euros	2005	2006
Non-current borrowings (long-term debt)	(3,978.4)	(3,674.9)
Current borrowings (short-term debt)	(417.7)	(668.6)
Total gross indebtedness	**(4,396.1)**	**(4,343.5)**
Total cash and cash equivalents	**598.2**	**897.5**
Derivative instruments (assets) – fair value hedge of borrowings	58.1	
Derivative instruments (liabilities) – fair value hedge of borrowings		(0.6)
Total net indebtedness at the end of the period	**(3,739.8)**	**(3,446.6)**

Statement of changes in net indebtedness

Year ended December 31

In millions of euros	2005	2006
Net indebtedness at the beginning of the period	**(4,012.5)**	**(3,739.8)**
Net cash from operating activities	1,720.1	1,766.7
Net cash used in investing activities	(770.6)	(1,095.7)
Net cash used in financing activities excluding increase (decrease) of borrowings	(457.3)	(502.1)
Effect of exchange rate changes and change in scope of consolidation	(219.5)	124.3
Change in net indebtedness	**272.7**	**293.2**
Net indebtedness at the end of the period	**(3,739.8)**	**(3,446.6)**

Business glossary

Adsorption
Retention of gas molecules on the surface of a solid, called an adsorbent.
This process is used in gas separation and purification.

Advanced precursors
The introduction of new elements such as tantalum and hafnium in semiconductor manufacturing enables increasingly smaller and more powerful chips to be produced. To integrate these elements into the latest generation of chips, Air Liquide provides its customers with new molecules, called advanced precursors. They are generally in a liquid state and add the active element wanted to silicon wafers.

Aerosol therapy
Treatment by inhalation of medications in the form of very fine particles mixed with a breathable gas.

Carrier gases
Carrier gases (nitrogen, oxygen, hydrogen, etc.) are used to transport and dilute process gases or to protect semiconductors from minute dust particles.

CERN
CERN is the European Organization for Nuclear Research. It is a laboratory where scientists explore the components of matter and the forces that provide its cohesion. It is located on either side of the French-Swiss border, near Geneva.

Chronic obstructive pulmonary disease
Patients with this ailment, also known as "smoker's disease" cannot breathe properly and have trouble oxygenating their organism.

CO_2
A mixture of carbon and oxygen, CO_2 is the chemical formula for carbon dioxide. It is produced when living beings breathe and during combustion and fermentation. CO_2 is found in very small quantities in the atmosphere, about 0.035%. Its impact on the greenhouse gas effect is at the heart of the environmental issue.

Cogeneration
The simultaneous production of steam and electricity. Cogeneration enables more efficient use of primary energy and produces less air pollution, particularly carbon dioxide (CO_2) emissions.

Cryoconservation
Conservation, mainly of organic products, at very low temperatures in cryogenic fluids such as liquid nitrogen.

Electronics specialty gases
Specialty gases (silane, arsine, etc.) or process gases are used in every stage of the wafer manufacturing process to create molecular-scale deposits.

Enteral nutrition
Enteral nutrition consists in supplying nutriments to the digestive tract via a catheter to cover daily nutritional needs or to help prevent malnutrition.

Euro 5
European emission standards that set maximum levels for polluting emissions from vehicles. The increasingly strict Euro standards are applied to new vehicles. Its objective is to limit air pollution from transportation. The Euro 0 standard was applied to new vehicles in 1988. The Euro 5 standard targets new vehicles to be sold in 2009.

Expert/Senior Expert/Fellow
The Group has created a formal recognition system for its technicians and engineers called the "Technical Career Ladder". This system has four expertise levels: Expert, Senior Expert, Fellow, Senior Fellow.

Fab
A plant that makes semiconductors.

Fuel cell
A device that combines a hydrocarbon or hydrogen with another element, usually oxygen, to produce electricity. A hydrogen fuel cell produces electricity and only discharges water.

Gas quenching
Traditional "quenching" consists in plunging metal parts into oil, after having been heated to a high temperature, to modify their mechanical properties. The parts then have to be washed and the oil recycled. Gas quenching, which uses nitrogen, is an environmentally friendly alternative as it eliminates washing and recycling.

Greenhouse effect
Just like a greenhouse's glass structure, the atmosphere allows penetration of the sun's rays. When heated by these rays, the earth reemits infrared radiation, some of which passes back through the atmosphere, but the rest is sent back to the earth by "greenhouse" gases in the atmosphere.
The main greenhouse gas is carbon dioxide (CO_2). The infrared radiation that is sent back to the earth maintains the planet's surface temperature. More and more scientists believe that the current warming of the planet is probably due to the increase in the concentration of greenhouse gases.

K now-AL
A program designed to mobilize experienced employees to be "lent" for up to six months to a Group subsidiary for a specific need.

M embrane
Through a phenomenon similar to the filtration of a liquid through a fabric, permeation of a gas mixture, usually through a polymer-based membrane, permits these gases to be separated. This permeation process is often used to recover hydrogen from a refinery's waste gases.

N O_x
Nitrous oxides are among the pollutants that cause acid rain. They are found in motor vehicle emissions and are also produced during all high-temperature combustions that use air. Air is mainly composed of oxygen and nitrogen, which can recombine to form these nitrous oxides. Replacing air with oxygen prevents these oxides from forming as there is no longer any nitrogen present.

O n-site production unit
Industrial or medical gas production unit installed on the customer's site and operated by Air Liquide.

■ Oxygen therapy
The treatment of chronic respiratory insufficiency by administering extra oxygen to the patient.

P lasma
A gaseous medium in an excited state. It is the fourth state of matter, after solid, liquid and gas. It is produced when an electrical charge is set off in a gas at a very high temperature (several tens of thousands of degrees).

R are gases
Rare gases are natural, inert products found in the air we breathe in very small quantities: argon (0.9% of air), neon (0.002%), krypton (0.0001%), xenon (0.00001%).

S leep apnea
Sleep apnea is when respiration temporarily stops in someone who is asleep. It is one of the most frequent sleep problems and affects 2 to 4% of the adult population. Over 100,000 sufferers today are helped by Air Liquide equipment.

■ Surfactant
A surfactant is a chemical that can combine with both a fatty substance and water, enabling a wide range of fat-in-water mixtures to be produced. Soap is the most common surfactant. Surfactants have many applications in industry, cosmetics and healthcare.

■ Synthesis gas or syngas
A mixture produced by natural gas or naphtha (a petroleum byproduct) reformers. It contains hydrogen, carbon monoxide and carbon dioxide in variable proportions depending on the process used. It generally cannot be used as such, but after being purified, hydrogen and/or carbon monoxide are produced. It is mainly used by the chemical and refining industries.

T GCM
TGCM (Total Gas and Chemical Management) is a service offer for gases and liquid chemicals, both upstream (procurement, quality control, measurements, maintenance) and downstream (gas and waste recycling) of semiconductor production.

■ TGM
TGM (Total Gas Management) is a service identical to TGCM, but only for gas products.

W afer
A slice of silicon cut from a silicon ingot with a diameter of 150, 200 or 300 mm and used as a semiconductor base.

Financial glossary

A djusted price
Share price adjusted to take account of changes in capital (issue of new shares, share split, etc). The adjusted share price is used to produce meaningful comparisons of price changes over time.

B asic earnings per share (EPS)
Consolidated Net Profit divided by the number of shares in circulation.

■ Bonus dividend
Dividend increased by a maximum of 10%, granted to loyal shareholders for all registered shares held continuously for more than two calendar years.

■ Bonus share allocation
Transaction by which the company issues new shares at no cost to shareholders in proportion to the number of shares already held. Air Liquide has allocated bonus shares on a regular basis.

C AC 40
Share market index, weighted by the free float, which tracks the 40 most actively traded stocks on the Euronext regulated markets in Paris. Inclusion is based on size and liquidity criteria.

■ Capital employed
Financial resources used by a company to develop its business. It is the sum of equity, minority interests and net debt.

■ Capital gain
Gain realized on the sale of a security, that is, the difference between its sale price and its original purchase price, or book value.

■ Cash flow
Cash generated by a company's operations. It is either reinvested or distributed to shareholders (dividends). Cash flow corresponds roughly to after-tax earnings plus depreciation and amortization, less minority interests.

■ Custody account fees
Fees charged by a financial intermediary for maintaining share records. They generally represent a percentage of the portfolio or a set fee per line of shares held. Air Liquide's Shareholder Services provides this service free of charge for shares held in a direct registered account.

D ividend
The part of the company's Net Profit distributed to shareholders. Shareholders determine the dividend at the General Shareholders' Meeting after approval of the financial statements and the allocation of earnings proposed by the Board of Directors.

E uronext Paris
Name of the firm which organizes, manages and develops the securities market, and acts as market regulator (financial transactions, monitoring of companies listed on the stock market) with the delegated authority of France's Financial Market Authority.

F ace value
The issue price of a share as defined in a company's Articles of Association. A company's total capital is the face value of the share multiplied by the number of shares in circulation.

■ Free float
The part of a company's capital in public ownership and tradable on the stock markets. The higher the free float, the greater the liquidity of the shares. 100% of Air Liquide's capital is floated.

■ French Financial Market Authority (AMF)
It governs and oversees the conduct and professional ethics of the markets and protects the interests of investors and shareholders.

G oodwill
Difference between the purchase price of a company and its net tangible assets on the day of the acquisition.

I FRS
(International Financial Reporting Standard)
Put into effect on January 1, 2005 to facilitate comparing companies' financial statements.

■ **Investment club (in France)**
Group of 5 to 20 individuals that jointly manages a securities portfolio by making regular payments and sharing the income and capital gains.

L iquidity
Ratio of the volume of shares traded over the total number of shares in circulation.

M arket capitalization
A company's market value equal, at any given time, to the quoted share price multiplied by the number of shares in circulation.

N et Profit
Profit or loss made by the company. It is calculated by netting operating income recurring, other non recurring operating expenses, net finance costs, other net financial expenses, share of profit of associates, profit (loss) from discontinued operations, then subtracting taxes and minority interests.

O perating income recurring
Annual sales minus the cost of producing, distributing and selling products and the depreciation or amortization of capital expenditure. It indicates a company's ability to generate the margins necessary for its operation and growth.

P referential subscription right
Tradable right giving shareholders priority in subscribing to a number of new shares in proportion to the number of shares already held in the event of a share issue.

R OCE (Return On Capital Employed)
The ratio of Net Profit before interest expenses and after taxes over average capital employed. It reflects the net return on funds invested by shareholders and those loaned by banks and financial institutions.

■ **ROE (Return On Equity)**
The ratio of Net Profit over shareholders' equity.
It represents the net return on money invested by shareholders.

S hare
Tradable security representing a portion of the company's capital. The owner of a share, the shareholder, is a part-owner of the company and enjoys certain rights.

■ **Shareholders' equity**
The part of the company's capital belonging to its shareholders. It includes the value of issued shares, retained earnings and Net Profit for the financial year.

■ **Stock split**
Split of a share's face value to improve its liquidity.
A stock split leads, in the same proportions, to a split in the share's market value and the multiplication of the number of shares comprising the capital.

[redacted]

More about Air Liquide

Since its beginnings, Air Liquide has grown through **innovation**, **geographic expansion**, **creativity** and **initiative**.

Over 100 years of history



1902
Origin

Foundation of the Company following the invention of a process for the liquefaction of air that enabled oxygen production in much greater quantities than previously possible. This, via the collaboration of two men, Georges Claude, a passionate researcher, and Paul Delorme, a diligent and far-sighted business man.

1907
International development

- From the earliest days, Air Liquide set its sights abroad,
- First, in European countries (1906), then in Japan (1907) and in Canada (1911),
- First steps in the United States in 1916 and, in 1986, a major move into North America via the takeover of Big Three,
- Continuing expansion in Europe and Asia.

1913
Shareholders

- The original shareholders played a critical role in the first few years steadfastly standing by the expanding Company,
- Listed on the Paris Stock Exchange on February 20, 1913,
- A strong relationship was born between Air Liquide and its shareholders,
- In 1987, Air Liquide established the Shareholders' Communication Committee,
- Today, there are 365,000 individual shareholders of whom 146,000 are registered shareholders

1930
Gases serving countless industries

All the way from welding to the environment, through diving, metals, chemicals, food processing, electronics, refining, etc.

1970
A tradition of invention

- Establishment of the Claude-Delorme Research Center,
- Scores of new processes in gas production and application,
- From cylinders to cryogenics, through cogeneration, membranes, and the production of increasingly pure gases and certain specialty gases for electronics,
- Air gas production plants now operate on a massive scale (up to 4,200 tonnes of oxygen per day).



1985
Customer service

- From 1985, full service for Electronics customers,
- After oxygen and nitrogen, the offer widens to include hydrogen and steam in order to become more efficient and protect the environment,
- From 1993, Air Liquide moves closer to customers deploying new structures throughout the world,
- Creation of specialized teams in major international markets.

1995
Air for life

- Originally, just a supplier to hospitals,
- Air Liquide became a true healthcare specialist,
- Full range of service to hospitals.
- An expanding network of homecare teams,
- Creation of a dedicated entity in 1995: Air Liquide Healthcare,
- Expansion into hygiene.

2002
A century of adventures

Innovation was the keynote for Air Liquide's anniversary year as the Group celebrated 100 years of pioneering work in industrial medical gases and related activities.

2003
New century, new momentum

- Creation of Japan Air Gases.
- Acquisition of Messer's activities in Germany, the United Kingdom and the United States.
- Growth in new markets and new geographies.

2006
Presence, conquest, innovation

- Ramping up of hydrogen: over 830 million euros in sales.
- Development in homecare through acquisitions, over 300,000 patients treated worldwide.
- Delivery of the largest cryogenic system in the world.
- Nearly 37,000 employees today, in 72 countries.



Air Liquide present in 72 countries **around the world**


Europe

Western Europe
Austria – Belgium – France – Germany
Luxembourg – Netherlands – Switzerland
United Kingdom

Southern Europe
Greece – Italy – Portugal – Spain

Northern Europe
Denmark – Finland – Norway – Sweden

Eastern Europe
Bulgaria – Czech Republic – Hungary
Poland – Romania – Russia
Slovakia – Ukraine





Americas

North America
Canada – United States

South America
Argentina – Brazil – Chile
French Guiana – Paraguay
Uruguay

Caribbean
Guadeloupe – Martinique
Trinidad and Tobago

- ☐ Industrial Merchant
- ▣ Large Industries
- ■ Electronics
- ☐ Healthcare
- ● Engineering
- ▲ Research Center



Air Liquide present in 72 countries **around the world**



Asia-Pacific

Pacific
Australia
New Caledonia
New Zealand
Polynesia

Emerging Asia
China
India

Southeast Asia
Hong Kong
Indonesia
Malaysia
Philippines
Singapore
Thailand
Vietnam

Northeast Asia
Japan
South Korea
Taiwan





Africa and Middle East

North Africa and Middle East
Algeria – Egypt
Kuwait – Lebanon
Morocco – Oman
Qatar – Tunisia

Central and Western Africa
Benin
Burkina Faso
Cameroon
Congo
Gabon – Ghana
Ivory Coast
Mali – Nigeria
Senegal – Togo

Eastern and Southern Africa
Botswana
Madagascar
Reunion Island
South Africa

□ Industrial Merchant
⊡ Large Industries
■ Electronics
□ Healthcare
● Engineering
▲ Research Center



What are **our gases** used for?

Industrial Merchant



Mission: constantly innovating with our customers, and providing them, worldwide, with reliable and high-quality solutions that meet their key challenges both today and tomorrow, through our technological know-how and our networks of experts and researchers.

□ **Motor Vehicles and Manufacturing**
Improving the productivity of assembly line processes, incorporating new functions and preserving the operators' working environment.

□ **Food and Pharmaceuticals**
Proposing new development paths while offering producers and consumers of beverages, food products and medications the quality and traceability guarantees they are looking for.

□ **Materials and Energy**
Reducing our customers' energy consumption and optimizing their manufacturing processes through the implementation of clean technologies.

□ **Technology and Research**
Contributing to the boom in the technologies of tomorrow from research centers to production units, through the scope, differentiation and globalization of our offer.

□ **Craftsmen and Distributors**
Offering products, everywhere, that are the easiest and safest to use.

Large Industries



Mission: offering gas and energy solutions to large industries around the world to improve their process efficiency and help them become environmentally responsible.

□ **Refining and Natural Gas**
– Hydrogen is increasingly used by refineries to desulfurize fuels and "crack" heavy hydrocarbons,
– Oxygen is used to stimulate certain elements or to gasify petroleum residues. It is also used to transform natural gas into fuels or methanol.

□ **Chemicals**
The chemical industry consumes large volumes of air gases, as well as hydrogen and carbon monoxide; the latter is used in the manufacture of polyurethane (foam) and polycarbonates (CD, DVD...), which are both used in everyday life.

□ **Metals**
– Improvement of steelworks' productivity, energy efficiency and emission levels using oxygen,
– Transportation of coal pulverized with nitrogen to supply blast furnaces,
– Stainless steel manufacture using argon.



Electronics

Mission: supplying the flat screen and semiconductor industry, a user of leading-edge technologies, with ultra-pure gases and fluids.

■ **Ultra-pure Fluids**
Carrier gases (nitrogen, oxygen, hydrogen, argon, helium, etc.), specialty gases (silane, etc.), liquid chemicals: the fluids used in fabs are ultra-pure. New molecules are constantly being developed.

■ **Fluid Management**
Teams working at customer facilities take full charge of managing fluids on-site.

■ **Equipment**
Design, manufacture and installation of fluid distribution equipment.



Healthcare

Mission: supporting patients in hospitals and in their homes through the provision of a range of services and equipment.

□ **Homecare**
Treatment of respiratory ailments, sleep apnea and diabetes. Maintaining patients at home and improving the comfort of patients notably suffering from chronic respiratory pathologies.

□ **Medical Gases**
Therapeutic gases (nitrous oxide, oxygen, etc.) are medications. They are used to cure ailments, relieve pain, anesthetize, in operations, assist respiration, preserve cells…

□ **Medical Hygiene**
A large range of disinfection and sterilization products and services to fight nosocomial infections.

□ **Respiratory Medical Equipment**
At the hospital, in resuscitation rooms, the operating room, the recovery room, medical equipment provides patients with ventilation.



Related Activities

Mission: developing expertise in fields complementing the Group's core business lines.

□ **Specialty Chemicals**
– Surfactant products for pharmaceuticals and cosmetics.

□ **Welding-Cutting Equipment and Consumables**
– Complete range of materials (welding units, metal cutting machines) and consumables,
– Automation and robotic solutions.

□ **Engineering and Construction**
– Design and construction of industrial gas production units for the Group and third-party customers,
– Development of new production technologies,
– Development of state-of-the-art cryogenic equipment, especially in relation to very low temperatures.

□ **Diving**
– Products and equipment for professional and recreational diving.

□ **Space and Aeronautics**
– Ariane 5: building cryotechnic tanks, supply of gas and related services to the Kourou (French Guiana) launching pad,
– Satellite equipment,
– Onboard gas generating systems for airplanes.


Combining innovation potential and productivity with a presence in promising markets, Air Liquide is developing in many fields of the future, which makes it a blue-chip growth stock for all its shareholders.
Management Report
Financial Statements
Resolutions

Communication Department

Dominique Maire
Vice-President Communications
Tel.: + 33 (0) 1 40 62 53 56
dominique.maire@airliquide.com

Shareholder Services

Philippe de Saint-Ours
Director Shareholder Services
Tel.: + 33 (0) 1 40 62 53 09
philippe.desaint-ours@airliquide.com

Investor Relations

Virginia Jeanson
Aude Rodriguez
Tel.: + 33 (0) 1 40 62 51 50
virginia.jeanson@airliquide.com
aude.rodriguez@airliquide.com

L'Air Liquide

Corporation for the study and application of processes developed by Georges Claude with registered capital of 1,325,557,618 euros



All these documents are accessible on
www.airliquide.com

AMF

Air Liquide's Reference Document comprises two separate volumes:
- the Annual and Sustainable Development Report 2006,
- the Management Report, the financial statements, the resolutions proposed at the AGM and additional information.

The reference document was filed with the French Financial Markets Authority (AMF), on April 13, 2007, in accordance with article 212-13 of its General Regulations. It may be used in support of any financial transaction if it is supplemented by a prospectus approved by the AMF.

Air Liquide would like to thank its shareholders, customers and employees who collected or contributed to these photographs.

Design and production: Air Liquide Communication Department

EURO RSCG C&O
+ 33 (0) 1 58 47 93 93 – www.eurorscg.fr

Written by: Françoise Lafragette; Adam Cutforth – WordAppeal

Photo credits : Advitam; Robert Allred; Aker Braila; Olivier Dauger; Gamma; Getty Images; JSR Photoconcept; Jong Wook Kim; Grégoire Korganow; Langage graphique; NASA; Marc Schlossman; Philippe Stroppa; Bruno Suet; Reperes; Jeremy Sutton-Hibbert; © Stockbyte; Tarik El Sakhawi; Tau Cygni; Manuel Vasquez; Grégoire Vieille; WordAppeal; Philippe Zamora; X.

This booklet was printed on "Condat Silk", ISO 9001 certification. PEFC label. In order to guarantee to the consumer that he or she is buying wood without contributing to deforestation, this certification label means that forest management must meet the requirements of sustainable development.

Contact us

Corporate headquarters
75 quai d'Orsay
75321 Paris Cedex 07
Tel.: + 33 (0) 1 40 62 55 55

N° Vert 0 800 16 61 79
or + 33 (0) 1 57 05 02 26
from outside France

shareholders@airliquide.com
www.airliquide.com

To place buy/sell orders:
Tel.: + 33 (0) 1 40 62 50 82
or 50 35 or 52 41
Fax: + 33 (0) 1 40 62 57 50

AIR LIQUIDE

AIR LIQUIDE

Management Report
Financial statements
Resolutions
Additional information

AR/S
12-31-06



2006

www.airliquide.com



Three generations of shareholders

MANAGEMENT REPORT

FINANCIAL STATEMENTS

RESOLUTIONS

ADDITIONAL INFORMATION for the Reference Document

MANAGEMENT REPORT

Contents

Strategy and competition

1 | Strategy

The pursuit of sustained long-term growth is at the core of the Group's strategy and is based on several fundamental factors:

Develop the business

- the **four business lines**, Industrial Merchant, Large Industries, Healthcare and Electronics, put Air Liquide in an advantageous position to profit from growth wherever it emerges. The Group's geographical coverage in 72 countries bolsters the implementation of each activity's strategy and the proximity with customers.
- the mobilization of **human resources** fosters the Group's development in new and rapidly growing geographical areas.
- a strong culture of **innovation**, aiming to bring added-value to the customer's manufacturing process, enables the Group to adopt **early positions** in segments identified as potential medium or long-term growth engines: hydrogen in refining, new energies requiring the combined use of huge quantities of oxygen and hydrogen, therapeutic gases in Healthcare, cutting-edge technology in Electronics, etc.

An investment discipline

The Group's activity requires substantial investments. The selection of investments is therefore a key factor of success. Each investment is subject to an approval procedure which takes into account the specific risks associated with each project. The Group aims for a return on capital employed (ROCE) after taxes close to 12%. This return is adjusted in relation to the risks of each project.

Improved profitability

The mobilization and continued efforts of the Group's employees contribute to cost reduction and increased productivity. The Group has already set up several savings and optimization programs, the most recent being the OPAL project implemented in 2004.

A sound balance sheet

With a solid financial structure, the Group is able to accelerate its development through organic or external growth while maintaining an efficient balance sheet.

Shareholder remuneration

Air Liquide puts its shareholders at the heart of its strategy. Shareholder remuneration through steady growth in Group earnings and dividends is a priority.

2 | Competition

The year 2006 marked a new phase in the consolidation of the world industrial and medical gases market with the acquisition of BOC by Linde in September. As a result, the two European players, Air Liquide and Linde, share the lead in this market. The US companies, Praxair and Air Products, are Air Liquide's and Linde's other two main competitors, not to mention two other less significant players, Taiyo Nissan (Japan) and Air Gas (United States), and other minor local competitors. Finally, internal gas production by some customers represents not only an important growth opportunity for the Group's Large Industries activity, but also an alternative for the customers.

Group key figures

1 | 2006 key highlights

Air Liquide continued to achieve profitable growth in 2006, with a balanced increase in revenue for all activities and geographical areas and a solid rise in net profit.

The Group activity was highlighted by:

- strong progress in the Americas and in Asia for **Industrial Merchant**, with a continuing recovery in Japan and a progressive improvement in Europe,
- growing customer markets (steel, chemicals, refineries) in **Large Industries** and continued development in hydrogen,
- a strong performance in **Healthcare**, mainly due to homecare and hygiene in an expanding market,
- a good level of activity in **Electronics**, led by carrier gases,
- the acceleration of new contracts **signings**,
- the acquisition of 100% of the capital of **Japan Air Gases** announced in December.

The sound performance of productivity programs implemented by the Group, particularly for assets, combined with enhanced efficiency to offset cost increases, contributed to improved operating margins from 14.5% to 15.2% (15.1% excluding natural gas effect).

Using its funds provided by operations, the Group was able to finance new investments while reducing net debt as of December 31, 2006 to 3,447 millions euros with the net debt to equity ratio standing at 52.5%. The return on capital employed after taxes (ROCE) amounted to 11.9%, reflecting the Group's ability to absorb the acquisition of Messer activities. The Group's investment approvals (excluding Japan Air Gases) totaled 1.5 billion euros in 2006, up +26% compared to 2005. These investments will contribute significantly to the Group's growth potential in 2008 and beyond.

In light of the Group's solid performance in 2006 and growth prospects with a substantial increase in portfolio projects, the Board of Directors has proposed the payment of a dividend of 4.00 euros, an increase of 14.6%.

In millions of euros	2004	2005	2006	2006/05	2006/05 Excluding forex	2006/05 On a comparable basis
Revenue	9,428	10,435	10,949	*+4.9%*	*+5.3%*	*+5.7%* (1)
of which are Gas and Services revenue	8,275	9,148	9,628	*+5.3%*	*+5.6%*	*+6.1%* (1)
Operating income recurring	1,375	1,518	1,659	*+9.3%*	*+9.5%*	
Operating income	1,224	1,473	1,662	*+12.8%*	*+13.0%*	
Net profit (Group share)	780	933	1,002	*+7.4%*	*+7.1%*	
Net profit (Group share) on a comparable basis (2)				*+11.4%*	*+11.1%*	
Funds provided by operations	1,692	1,805	1,889	*+4.7%*	*+4.8%*	
Net profit per share (3) (in euros)	6.56	7.86	8.35	*+6.2%*		
Dividend per share (4) (in euros)	3.18	3.49	4.00	*+14.6%*		
Return on capital employed - ROCE after tax	*11.9%*	*11.7%*	*11.9%*			

(1) Excluding the impact of currency, natural gas and deconsolidation of liquid chemicals in the United States since the 2nd quarter 2005.
(2) Excluding significant exceptional items: in 2005, capital gain from the disposal of Séchilienne-Sidec and restructuring costs in certain European countries.
(3) Average number of shares outstanding as of December 31, 2006 for the calculation of the net profit per share: 120,038,567.
(4) Adjusted for bonus share issue in June 2006.

2 Income statement

2.1. Revenue

A. Group

Revenue increased across all regions and in all business lines, reaching **10,949 million euros** in 2006, an increase of **+5.7%** on a comparable basis (excluding currency, natural gas and significant perimeter effects).

Gas and Services revenue grew by **+6.1%** on a comparable basis to **9,628 million euros**. Growth was particularly strong in Asia, in emerging countries and in Japan where the economic recovery is underway. The increase in revenue also remained strong in the Americas and trends improved throughout the year in Europe. Hydrogen, homecare, and large contracts in China recorded particularly strong growth.

B. By activity (Gas and Services)

The Group operations are managed by geography and coordinated at business lines level. The explanations by business lines are therefore provided on an indicative basis.

Except where indicated, the comments below are all made with regard to changes on a comparable basis.

The **Industrial Merchant** activity, with revenue of **4,364 million euros, or 45% of Gas and Services sales**, posted growth of +5.5%. The year 2006 was highlighted by sustained revenue growth in the Americas (+9.2%) and Asia (+8.9%), confirmation of the Japanese recovery and an improvement in Europe in the last quarter.

Revenue for the **Large Industries** activity, amounting to **2,922 million euros**, or **30% of Gas and Services sales**, posted growth of **+6.7%**. Customer markets, primarily steel, chemicals and refining, were buoyant in 2006. The activity also benefited from hydrogen development (+14.2%), which now represents 29% of Large Industries revenue, or 836 million euros. In July, the Group commissioned a major hydrogen production unit in Bayport in the United States. The Group is on course to achieve 2008 revenue above 1 billion euros in its hydrogen activity.

Healthcare, with revenue of **1,478 million euros**, or **16% of Gas and Services sales**, was up **+5.9%**. In Europe, Healthcare revenue increased by +6.9%. Homecare and hygiene related activities were especially dynamic, particularly in France and Germany. The growth in revenue to hospitals was less significant because of tighter prices in the south of Europe. Outside of Europe, the Group focused on the management of the quality of its portfolio in 2006.

Revenue for the **Electronics activity** stood at **864 million euros, 9% of Gas and Services revenue**, up **+6.9%**. The growth is being driven by recurring sales, particularly carrier gases, which benefited from the ramp-up of new units, particularly in Asia. Excluding equipment and installation revenue which had been significant in 2005, Electronics posted double-digit revenue growth. Asia continues to be the growth driver, representing more than 60% of this activity's revenue.

Gas and Services


8%
14%
10%
26%
Industrial Merchant
2006 revenue:
4,364 M€
capital intensity: 1.5 - 2
Food - Pharmacy
Materials - Energy
Automotive - Manufacturing
Technology - Research
Craftsmen - Distributors
Other

Growth in Industrial Merchant revenue was primarily driven by the Materials and Energy segment (metallurgy, glass), metal fabrication, the strength of the automotive sector in Japan and by technology, with the development of optoelectronics and electronic components (ECP).


53%
29%
Large Industries
2006 revenue:
2,922 M€
Capital intensity: 1.2 - 2.5
Air gases
H2/CO
Cogeneration
Other

Large Industries benefited from the ramp-up of new hydrogen contracts. Hydrogen revenue increased from 25% in 2005 to 29% in 2006 as a percentage of total Large Industries revenue as a result of significant investment programs.


39%
37%

Healthcare

2006 revenue:

1,478 M€

Capital intensity: 0.8 - 1.2

- □ Homecare
- □ Medical gases
- ■ Hygiene
- ■ Equipment

Healthcare growth is driven by homecare, particularly for sleep apnea and ventilation activities, medical equipment and oxygenotherapy. The hygiene activity was also up in 2006, as a percentage of total Healthcare sales.


33%
31%

Electronics

2006 revenue:

864 M€

Capital intensity: 1 - 1.2

- □ Carrier gases
- □ Specialty gases and liquid chemicals
- ■ Services
- ■ Equipment and installations

Electronics growth was sustained by a rise in new capacities of carrier gases.

Capital intensity

Capital intensity is the amount of capital needed to generate one euro in revenue. This capital is either invested into industrial assets (production units, storage, trucks, etc.), or used as working capital to finance the development of the activities.

Capital intensity in the Group's business lines varies.

- air gases production in Large Industries is very capital intensive with a capital intensity between 2 and 3,
- hydrogen or cogeneration services currently have a capital intensity of approximately 1, because of a high level of input costs of natural gas,
- Electronics, Healthcare, the major development drivers, also have a capital intensity around or below 1, depending on product mix.

Because of the differences in capital intensity among the various Group activities, margins will differ accordingly.

Whatever the capital intensity, Air Liquide's objective is to achieve, over the long-term, return on capital employed (ROCE) after tax close to 12%.

C. Related activities

Related activities achieved **+2.9% growth, with revenue of 1,321 million euros,** on a comparable basis in 2006, mainly driven by welding. In 2006, welding revenue grew by +9.8%, led by automatic welding machines, consumables and services. Revenues in Central and Eastern Europe and in exports developed strongly, especially in the energy and infrastructure markets. Engineering and construction activities continued to operate at full capacity, focused on the Group's internal projects and investment priorities.

D. By geographical area (Gas and Services)

Except where indicated, the comments below are all made with regard to changes on a comparable basis.

Europe

Revenue was 5,171 million euros, an increase of +5.6%, with strong progress in all activities.

Industrial Merchant growth was +2.3%, driven mainly by Southern and Eastern Europe. Large Industries continues to progress at the same pace as in 2005, at +8.2%. The Group customers' markets have been buoyant. Hydrogen volumes have progressed strongly with the continued ramp-up of units, notably in Belgium (Antwerp) and in Spain. Healthcare revenue progressed by +6.9%, lifted by homecare and hygiene.

Americas

Revenue for the Americas was 2,568 million euros, a rise of +4.8%, mainly driven by Industrial Merchant.

Industrial Merchant revenue progressed by +9.2%. It benefited from the development of manufacturing and mining industries, a favorable pricing environment in North America and sustained growth in South America. Large Industries increased by +2.2%, reflecting maintenance shutdowns, exceptional impacts due to hurricanes in 2005 and the sale of the Group's participation in a cogeneration unit in the first half, despite the start up of the hydrogen unit in Bayport in the second half of 2006. Total revenue in Electronics dropped slightly by -1.5%, due to weaker equipment and installation sales. However, excluding equipment and installation revenue, activity remains strong, driven by carrier gases contracts.

Asia-Pacific

Asia-Pacific revenue of 1,715 million euros increased by +9.1%, an acceleration compared to 2005.

This solid performance was due to a strong presence in the developed economies such as Japan, where sales grew +6.7%, combined with the sustained +15.8% development in emerging countries, due notably to China, South Korea and Southeast Asia. All activities have contributed to growth.

Africa and the Middle-East

Africa and the Middle-East continued to record double digit growth over the year, led by good levels of activity by Industrial Merchant in South Africa and by the strong progress in Large Industries, notably in Egypt and Oman.

Analysis by geographical area


5,171
2,568
1,715
174

Gas and Services revenue by geographical area
In millions of euros
- Europe
- Americas
- Asia-Pacific
- Africa and Middle-East


1,107
399
266
44

Operating income recurring by geographical area [1]
In millions of euros
- Europe
- Americas
- Asia-Pacific
- Africa and Middle-East

(1) Excluding research centers and corporate overheads.

2.2. Operating income recurring

A. Group

Operating income recurring amounted to 1,659 million euros, up +9.3%. The **operating income recurring margin** (operating income recurring as percentage of revenue) was **15.2%**, (15.1% excluding natural gas effect) compared to 14.5% in 2005.

This improvement in margin results notably from recovery of energy costs through either indexation clauses in Large Industries or price effects in the Industrial Merchant activity, together with continued efficiency measures and a more modest growth in depreciation.

OPAL

Because of OPAL, the program launched to improve the Group's performance in 2004, Air Liquide was able to pursue its progress in productivity and to decrease its costs to remain competitive on its markets. In 2006, more structural improvement programs were implemented, in particular those related to information systems. The full benefits will be realized in 2007.

B - By geographical area (Gas and Services)

Europe posted a solid performance, with growth in operating income recurring of +8.0% and improved margins in its Industrial Merchant activity. The ratio of operating income recurring to revenue, net of natural gas, was 19.7%, compared to 19.2% in 2005.

Operating income recurring for the **Americas** grew +9.9%, primarily reflecting the increase in margins in the Industrial Merchant activity due to a progressive recovery of energy costs. The margin (operating income recurring to revenue, net of natural gas) was 14.8%, compared to 14.1% in 2005.

For **Asia-Pacific**, operating income recurring totaled 266 million euros, up +5.1%, with margins remaining stable overall. The ratio of operating income recurring to revenue, net of natural gas, was 14.7%, compared to 14.8% in 2005.

C - Related Activities

The operating income recurring of **related activities** totaled 123 million euros, up +16.7%.

The Group registered a double-digit increase in welding with stable margins, sustained margins in Engineering and Construction as well as margin improvement in Chemicals with strong growth in activity .

2.3. Net earnings

Net finance costs and **other financial income and expenses** totaled (198) million euros, down -6.9%, a decrease related principally to the reduction in the Group's debt in 2006.

Profit from associates was 28 million euros, versus 37 million euros in 2005, reflecting the disposal of the Company's stake in Séchilienne-Sidec in 2005.

The **effective tax rate** amounted to 28.7% in 2006, slightly down compared to 2005, due to lower tax rates in certain countries.

Minority interests totaled 70 million euros, down -5.2% compared to 2005. This reduction is primarily explained by the 2005 sale of the Group's interest in a cogeneration unit in France and by the purchase at the end of 2005 of the minority interests in SOAEO.

Overall, the **net profit (Group share)** reached **1,002 million euros** in 2006, up **+7.4%**.

Net profit (Group share) in 2005 included two significant, non-recurring items. Excluding these two extraordinary items, 2006 underlying net profit (Group share) increased by **+11.4%**.

In millions of euros, after tax	2005	2006	06/05
Net profit (Group share)	933	1,002	*+7.4%*
Sale of Séchilienne-Sidec	(81)		
Restructuring provisions, Industrial Customers* in Europe	48		
Net profit (Group share) underlying	900	1,002	*+11.4%*

* This business line is now called Industrial Merchant.

Net profit per share totaled 8.35 euros, up +6.2%. The average number of shares outstanding used for the calculation of net profit per share as of December 31, 2006 was 120,038,567. Underlying net profit per share growth was +10.2% (+9.9% excluding the impact of currency).

In 2006, the Group repurchased 782,973 shares at an average price of 167.50 euros, for a total cost of 131.1 million euros.

3 Net indebtedness variation

In millions of euros	2004	2005	2006
Funds provided by operations before capital gains on disposals and changes in working capital	**1,704**	**1,920**	**1,928**
Capital gains from asset disposals	(12)	(115)	(39)
Funds provided by operations before changes in working capital	**1,692**	**1,805**	**1,889**
Changes in working capital	(244)	5	(109)
Distributions	(490)	(476)	(479)
Purchase of tangible, intangible and financial assets	(3,760)	(1,051)	(1,201)
Proceeds from disposals	753	281	105
Other items	4	(90)	(13)
Net before financing	**(2,045)**	**474**	**192**
Increase in capital stock	13	78	108
Purchase of treasury shares	(44)	(60)	(131)
Exchange rate, consolidation perimeter and other effects	(149)	(219)	124
Change in net indebtedness	**(2,225)**	**273**	**293**

In millions of euros	2004	2005	2006
Net indebtedness at the end of the period	**(4,013)**	**(3,740)**	**(3,447)**
Debt to equity ratio at the end of the period	77 %	60%	53%

3.1. Funds provided by operations

Funds from operations before changes in working capital requirements rose by +4.7% in 2006. This increase is more limited than the growth in net profit because of the restructuring payments in Europe (which had been accrued previously), of the modest increase in depreciation and the impact of capital gains from asset disposals.

3.2. Changes in working capital

The **change in the working capital** was 109 million euros in 2006. The ratio of the working capital requirement to revenue was relatively stable over the year at 11.5% and at 12.5% excluding payable taxes, but with a solid improvement compared to June 30, 2006.

3.3. Investments

Purchases of assets
(excluding Messer in 2004)
In millions of euros


Industrial
Financial
940
822
998
1,024
1,051
1,201
02
03
04
04
IFRS
05
06

Purchases of assets totaled **1,201 million euros** in 2006, of which 1,129 million euros were for industrial investments and 72 million euros for financial investments, primarily for acquisitions related to Healthcare in Europe and Electronics in Japan (Toshiba Nano-Analysis).

A. Financial investments

During the fourth quarter of 2006, Japan Air Gases (JAG) and Toshiba (TSB) signed an agreement to establish a partnership providing analysis and evaluation services for products and materials, primarily to the Electronics and other advanced industries. This partnership is created through a joint venture with the partial acquisition by JAG of shares in Toshiba Nano-Analysis (TNA), TSB retaining 49%.

In 2006, the Group also made several acquisitions in the Healthcare sector to reinforce its positioning in Europe. In early 2006, the Group acquired a company in Germany where homecare is developing: Zuther & Hautmann Gmbh (based in north Berlin). This acquisition, combined with the one of Rubel Atem und Sauerstoffgeräte Gmbh (based in Dusseldorf) made in 2005, enable the Group to serve more than 15,000 new patients. During the second half, the Group continued to strengthen itself with the acquisition of two new companies: Nord Service Projects GmbH (based in Germany near Hamburg) and Aiolos Medical (based in Karlstad, Sweden). These two companies serve more than 10,000 patients.

B. Industrial investments


54%
23%

Industrial capital expenditures by geographical area[1]

- Europe
- Americas
- Asia-Pacific
- Africa and Middle-East

(1) Including research centers and corporate overheads.

The geographical breakdown of industrial capital expenditures is 54% in Europe, 23% in the Americas, 21% in Asia-Pacific and 2% in Africa and the Middle-East. These payments follow the investment approval by 12 to 18 months, the necessary time for Air Liquide to complete the unit for the customer, thus reflecting the approval of investments from 2004 and 2005.

3.4. Dividend

At the annual General Shareholders' Meeting on May 9, 2007, a **dividend of 4.00 euros** will be proposed to shareholders for fiscal year 2006, amounting to a distribution rate of 49.6% of consolidated net earnings.

Dividend per share: 4.00€, +14.6%
In euros


1.39
1.59
1.72
2.19
2.33
2.63
2.63
3.18
3.49
4.00
97
98
99
00
01
02
03
04
05
06

Dividends for previous years are adjusted to take into account bonus share issues.

Average annual growth over ten years
Dividend per share: +12.3%
Total shareholder return: +13%

At year-end 2006
Distribution rate: 49.6%
Dividend yield: 2.2%

Total shareholder return of an investment in Air Liquide shares

Total shareholder return (TSR) is an annualized rate of return for shareholders who purchased a share at the beginning of the period and sold it at the end of the period. TSR calculation factors in the change in share price and dividends paid (including tax credit), assuming they are reinvested in shares right away.
This return is a percentage equal to the **share yield** (dividend/share price) added to the capital gains rate (capital gains over the period/initial share price).

Distributions paid in 2006 primarily include the 3.85 euro dividend per share (not adjusted) paid by L'Air Liquide S.A. Note that for L'Air Liquide S.A., net earnings before exceptional items reached 547.6 million euros, compared to 441.3 million euros in 2005.

3.5. Net indebtedness

In light of **proceeds from disposals** from 105 million euros, the **net indebtedness** amounted to 3,447 million euros as of December 31, 2006, a decrease of 293 million euros compared to December 31, 2005.

4 | Balance sheet

4.1. Net indebtedness/Equity

The **net indebtedness to equity ratio** decreased to 52.5% at December 31, 2006, compared to 60.2% at year-end 2005, reflecting the Group's solid financial position.

4.2 .ROCE

The **return on capital employed** (ROCE) after tax was 11.9%, up compared to 2005, close to the 12% Group's target.

5 | Investment decisions


1,052
951
1,202
1,197
1,508
02
03
04
IFRS
05
06

Group investments approved
(excluding Messer in 2004 and JAG in 2006)
In millions of euros

□ Industrial
■ Financial


1,046
1,085
1,403
04
IFRS
05
06

Gas and Services investments approved
(excluding Messer in 2004 and JAG in 2006)
In millions of euros

□ New geographies
□ Technology, innovation, services
■ Base

Investment decisions are at the heart of the Group's strategy implementation and ensure:

- development of the business through both internal as a complement to external growth,
- improved efficiency and quality,
- security.

These investments will ensure sustainable growth and a return on capital employed. The internal rate of return required during the investment approval process (refer to "Investment decisions" insert) varies with the overall assessment of the risks associated with each project.

The return generated on an investment related to a major long-term contract will change over the term of the contract. It is lower in the first few years since the increase in customer needs and the contract's amortization (straight-line over the term of the contract) is gradual. Profitability levels increase rapidly thereafter (refer to "The lifespan of a long-term contract").

For 2006, **the Group approved investments totaling** 1,508 million euros (excluding Japan Air Gases), representing an increase in the vicinity of 300 million euros compared 2004 and 2005. This significant increase reflects the acceleration in contract signings with Large Industries clients in the last quarter.

At year end, with respect to hydrogen, the Group was awarded two major contracts: one in the San Francisco basin

Investment decisions

Investment decisions are subject to a careful evaluation process, undertaken at Group level by the Investment and Operations Committee. The committee is chaired by a member of the General Management together with the directors of relevant zones and activities.

Decisions are based on rigorous individual assessments of projects, using five main criteria:

- **the location of the contract:** the analysis will differ whether the project is based in an industrial basin with high potential, connected to an existing pipeline network, or in an isolated location,
- **the nature of the product provided:** the analysis of risks and expected profitability will vary in the case of air gases, relying on the Group's traditional technologies, or new products and services such as hydrogen and synthetic gases, which occasionally rely on more innovative technologies,
- **customer risk:** this is measured according to whether the customer is local or global, and takes into account the customer's market and stability,
- **competitiveness of the site or gas-dependent activity:** this is assessed based on size, the cost of raw materials and access to markets,
- finally, **country risk** is carefully examined.

in the US and the other in Portugal. The Group has also accelerated its investments in new territories such as Brazil, the Middle East and Asia. In 2006, emerging geographies accounted for 432 million euros of the Group's approved investments. Investments for over 150 million euros were earmarked for China during the year. Since 2004, 324 million euros in investments have been approved for in China, in line with the 500 million euro objective for the 2004-2008 period. For markets requiring substantial innovation capacities, such as hydrogen, energy, electronics and healthcare, approved investments amounted to 491 million euros. These strategic development drivers accounted for a third of Gas and Services investments approved by the Group.

Approved financial investments totaled 48 million euros in 2006, primarily representing Healthcare and Electronics acquisitions.

6 Acquisitions

In December 2006, the Group announced the acquisition of 100% of Japan Air Gases (JAG) for 590 million euros, of which it already owned 55% since 2003. Japan Air Gases was created in January 2003 from the merger of the industrial and medical gas activities of Air Liquide Japan and Osaka Sanso Kogyo (subsidiary of BOC in Japan). Due to a highly successful consolidation, JAG has become a major player in the Japanese market and now employs more than 2,000 people. This new breakthrough in Japan allows JAG to increase its role as a growth platform in this zone for the Group. The acquisition was approved by the anti-trust authorities in February 2007 (this transaction was not finalized at the date of the Board of Directors).

The lifespan of a large contract

Stage A: an investment decision follows the signing of a long-term contract.

Stage B: capital expenditures begin as Air Liquide builds the unit for the customer(s) over 18-24 months.

Stage C: the unit starts up and gas production increases progressively. Sales begin and will continue over the course of the contract term.

Stage D: between years five and seven, the contract reaches an average return on capital employed after taxes (ROCE) close to 12%, which is in line with Group objectives.

Stage E: after 15 years, aside from maintenance expenses and renewed investments, the unit is mostly depreciated. At this point, the return on capital employed grows significantly.


ROCE %
36
30
24
18
12
6
0
A
B
C
D
E
ROCE ≥ 12%
0 1 2 3 4 5 6 7 8 9 10 11 12
Start-up and ramp-up
YEAR


JAPAN AIR GASES ROAD TO SUCCESS IN JAPAN
Jan. 2003: creation of JAG
Dec. 2006: announced purchase of BOC/Linde stake
Revenue
75 bn ¥
AL Japan n°4
(OSK n°5)
2002
121 bn ¥
Creation
JAPAN AIR GASES
AL holds 55%
2003
JAPAN AIR GASES
5 bn ¥
synergies implementation
2004
Sector consolidation
2005
147 bn ¥
n°3 player
20% market share
+8% y/y growth
2006
AIR LIQUIDE
AL's 100th year in Japan
2007
Japan
• Half of Asian gas market
• Global technology center for electronics, automobile and optics
$12,2 bn
Japan
China
& Hong Kong
India
South Korea
Rest of Asia

In February 2007, Air Liquide announced the acquisition from Linde of four joint-venture companies in the South-East Asia:
- 50% of Soxal (subsidiary in Singapore) of which Air Liquide already owned 50%,
- 50% of EIG (subsidiary in Thailand) of which Air Liquide already owned 50%,
- 50% of VIG (subsidiary in Vietnam) of which Air Liquide already owned 50%,
- 25% of Brunox (subsidiary in the Sultanate of Brunei) of which Air Liquide already owned 25%, the rest of the capital being held by a local partner, QAF Investment.

Once these acquisitions are completed, Air Liquide will wholly own the equity of its subsidiaries in Singapore, Thailand, Vietnam, Indonesia and the Philippines. With these subsidiaries, the Group is moving into a new phase in the high-growth zones of South-East Asia and will be able to pursue its development in this region in a quicker and more integrated way.

In the meantime, the Group announced the sale to Linde of :
- its 16.6% share of Malaysian Oxygen, in Malaysia,
- its 50% holding in Hong Kong Oxygen Group, based in Hong-Kong.

On this basis, Linde will receive the sum of approximately 275 million euros. At the end of February 2007, the transactions were still subject to the approval of the anti-trust authorities.

7 | Funding Policy

The Group's funding policy is primarily based on the following principles:

- diversification of funding sources and spreading of debt maturities in order to minimize refinancing risk,
- backing of commercial paper with confirmed lines of credit,
- hedging of interest rate risk to ensure that funding costs are in line with long-term investment decisions,
- funding of investments in the currency of the operating cash flows generated, in order to create a natural foreign exchange hedge,
- centralization of funding and of excess cash, via Air Liquide Finance, except in regions where the Group has decided to limit its risk or if such centralization is not suitable due to market conditions.

Notes 24 and 27 to the financial statements for the year ended December 31, 2006 describe in detail the characteristics of the financial instruments used by the Group as well as the debt structure.

7.1. Diversifying funding sources

Air Liquide diversifies its funding sources by accessing various debt markets: commercial paper, bonds and banks. Air Liquide relies on short-term commercial paper in France through two French Commercial Paper programs up to a maximum of 3 billion euros, and in the United States through a US Commercial Paper program (USCP) up to a maximum of 1.5 billion US dollars. To cover liquidity risk relating to the refinancing of commercial paper maturities and in accordance with the Group's internal policy, outstanding commercial papers are backed up with confirmed lines of credit.

In addition, Air Liquide can issue long-term bonds through its Euro Medium Term Note (EMTN) program up to a maximum of 4 billion euros. At the end of 2006, outstanding notes under the EMTN program amount to 1.8 billion euros (nominal amount), of which 1 billion euros were issued in 2004 to finance the acquisition of the Messer activities. The Group also raises bank debt (loans and lines of credit) and private placements.

Note 24 to the financial statements breaks down Group indebtedness, in particular by instrument type and currency

7.2. Breakdown of net indebtedness by currency

	2004	2005	2006
EUR	73%	70%	72%
USD	19%	21%	20%
JPY	6%	5%	5%
CAD	2%	2%	2%
Other currencies	0%	2%	1%
Total	**100%**	**100%**	**100%**

Investments are funded in the currency of the cash flows generated, thus creating a natural foreign exchange hedge. At the Group level, Air Liquide's debt is mainly in euros and US dollars, which reflects the weight of the euro zone and the United States in the Group's cash flow. The breakdown of total debt by currency is stable compared to 2005. The slight decrease in indebtedness in US dollars is primarily due to the impact of year-end exchange rates.

7.3. Centralization of funding and excess cash

To benefit from economies of scale and facilitate capital markets funding (bonds and commercial paper), the Group uses a special-purpose subsidiary, Air Liquide Finance. This subsidiary centralizes the Group's funding activities, essentially in Euro zone countries and North America. As of December 31, 2006, Air Liquide Finance granted, directly or indirectly, 2,746 million euros in loans and received 2,039 million euros in cash surpluses as deposit. These transactions were denominated in 9 currencies (primarily: Euro, USD, and CAD) and extended to approximately 160 subsidiaries. Air Liquide Finance also manages the Group's interest rate risk.

Because of the currency offsetting positions adopted by Air Liquide Finance, these intra-group funding operations do not generate any foreign exchange risk for the Group.

In geographical locations where the Group has decided to limit its risk, and where market conditions permit, the subsidiaries fund themselves independently.

7.4. Debt maturity and schedule

To minimize the refinancing risk relating to debt repayment schedules, the Group diversifies funding sources and spreads maturity dates over several years. This refinancing risk is also reduced by the steady cash flow generation from operations.

The graph below represents the debt maturity schedule (except for commercial paper backed up by credit lines). The scale on the left shows the amount of each annual repayment in millions of euros and the scale on the right shows the repayment amounts as a percentage of gross debt. The single largest annual maturity represents approximately 15% of gross debt and therefore, a low refinancing risk.

The debt schedule
In millions of euros



□ Bonds and private placement
■ Bank debt and finance lease
700
600
500
400
300
200
100
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
07
08
09
10
11
12
13
14
15
>15

The average debt maturity is 4.7 years, reflecting the spreading of debt maturities over time.

The detailed debt maturity schedule is presented in note 24 to the financial statements.

7.5. Change in net indebtedness

Total net indebtedness decreased by 293 million euros to 3,447 million euros as of December 31, 2006 from 3,740 million euros in 2005. The decrease is due to Group's free cash flow generation, disposal of the interest in several companies (notably Sabine in the United States and propane activities in Germany and Sweden) and a positive impact of exchange rates on the Dollar and Yen portion of debt.

A detailed analysis of the change in net indebtedness is shown in the table below.

In millions of euros	
Net indebtness as of December 31, 2005	**3,740**
Funds provided by operations after investments, change in working capital and others	(566)
Proceeds from disposals	(105)
Distributions	479
Foreign exchange impact, change in consolidation scope and others	(129)
Purchase of treasury shares (net of capital increase)	23
Variation of put options of minority interests	5
Net indebtness as of December 31, 2006	**3,447**

The net indebtedness/equity ratio was 52.5% at the 2006 year-end (compared with 60.2% at the 2005 year-end). The improvement in 2006 is due to the reduction in the Group's debt and growth in shareholders' equity. The equivalent ratio calculated using the US method: net indebtedness/(net indebtedness + shareholders' equity) reached 34% in 2006 compared with 38% in 2005. The financial expense coverage ratio (operating income recurring + share of profit of associates / net finance costs) was 10.9 in 2006, compared to 9.5 in 2005.


77%
66%
60%
53%
37%
31%
4 500
3 000
1 500
0
3,790
4,013
3,740
3,447
2,022
1,730
02
03
04
05
06
In %
– Net indebtedness/equity ratio
In millions of euros
Net indebtness
as of December 31
French Accounting Standards
Net indebtness
IFRS as of December 31

The average cost of net indebtedness was 4.60% in 2006 compared to 4.40% in 2005. This slight increase is mainly due to higher short-term interest rates, particularly for the Euro. Cost of net indebtedness is calculated by dividing net finance costs for the fiscal year (155.4 million euros, excluding capitalized interests) by the year's average total outstanding net indebtedness. The breakdown is shown in note 24 to the financial statements.

The Air Liquide **long-term credit rating** from Standard & Poor's has remained stable at "A+/stable" since April 2005. The short-term rating remained unchanged: "A-1" for Standard & Poor's and "P-1" for Moody's. The main indicators analyzed by the rating agencies are the net indebtedness/equity ratio and funds from operations before change in working capital/net indebtedness. Both ratios have improved in 2006.

Future outlook and trends

The year 2006 demonstrates the solid long-term growth outlook with:

- the development of the **Large Industries** activity, particularly **hydrogen** as well as **oxygen**.

The number of projects monitored and identified as growth opportunities rose significantly in the second half (portfolio exceeding 2 billion euros), thus giving the Group good medium-term growth visibility.

- the steady growth in **Healthcare**, particularly homecare and hygiene,

- the continued sharp increase in Group sales in **Asia**, which have accelerated compared to 2005.

This growth is derived from strong coverage in advanced economies such as Japan, combined with sustained development in China, South Korea and South East Asia. All activities contributed to growth. In December, the Group also announced that it would buy out the 45% minority share held in Japan Air Gases by Linde. This new breakthrough in Japan allows JAG to increase its role as a growth platform in this zone for the Group.

Since December 31, 2006, the closing date of the most recently published financial statements, Air Liquide announced the acquisition from Linde of four joint-venture companies in which the Group already held a participation as well as the sale to Linde of its share in both Malaysian Oxygen and Hong Kong Oxygen Group. At the end of February 2007, the transactions were still subject to the approval of the anti-trust authorities.

- the strengthening of Air Liquide's presence in **new territories**: Eastern Europe, in particular Russia, China, Middle East, etc.

One of the Group's challenges consists of providing the necessary human resources for the development of its activities in these geographical areas.

- the Group's sustained efforts in terms of **technological research and innovation**.

Considering current projects, the purchase of Linde's shares in Japan Air Gases and the planned acquisition of certain interests of Linde in South East Asia, the level of net debt at 2007 year end will be higher than at 2006 year end.

Based on its reinforced geographic positioning, especially in Asia, and the strong increase in its projects portfolio, the Group aims at improving its performance and accelerating its growth over the coming years.

At constant currencies and energy prices, Air Liquide targets to grow progressively over the 2007-2011 period between +8 and +10% per annum in revenue. This should lead to a +10 to +13% per annum increase in net profit.

For 2007, the Group's goal is to reach double-digit growth in net profit.

Ten year consolidated financial summary

In millions of euros	Notes	1997	1998	1999
Key figures				
Revenue		5,851.3	6,087.6	6,537.7
of which Gas and Services		4,959.9	5,194.2	5,694.0
Operating Income Recurring	(1)	782.5	847.6	935.0
Net profit (Group share)		471.1	515.6	562.7
Cash flow from operating activities before changes in working capital	(2)	1,013.5	1,156.5 (8)	1,308.4
Purchase of property, plant and equipment and intangible assets		1,173.2	1,222.5	1,129.4
Acquisition of subsidiaries and financial assets		95.3	211.6	309.0
Distributions	(3)	179.4	205.2	221.7
Shareholders' equity at the end of the period		4,171.5	4,346.9	4,926.8
Net indebtedness at the end of the period		1,258.6	1,676.8	2,432.7
Share capital				
Number of shares issued and outstanding		73,156,045	82,921,825	82,862,583
Adjusted number of shares	(4)	124,572,668	124,575,970	124,028,467
Key figures per share in euros				
Basic earnings per share	(5)	3.78	4.14	4.54
Dividend per share		2.38	2.40	2.60
Total dividend (including tax credit until 2003)		3.57	3.60	3.90
Dividend adjusted per share		1.39	1.59	1.72
Ratios				
Return on equity (ROE)	(6)	11.9%	12.1%	12.1%
Return on capital employed after tax (ROCE)	(7)	10.5%	10.1%	9.6%

Surplus dividend :

Since 1995, a surplus dividend equal to 10% of the dividend has been distributed to shareholders with registered shares held for more than two years as of the 31st of December preceding the period of distribution, and owned until the date of the payment of the dividend.
In 2006, the surplus dividend amounts to 0.40 euro per share (no dividend tax credit included), representing a total amount of 12.5 million euros.

(1) Operating income from 1997 to 2004.
(2) Funds provided by operations from 1997 to 2004 (before adjustments on profit / loss on disposal of fixed assets).
(3) Without withholding tax of 8.7 million euros in 2003, 83.9 million euros in 2002, 68.0 million in 2001, 36.1 million in 2000, 26.2 million in 1999, 19.2 million in 1998, and 13.6 million in 1997. and including a surplus dividend of 12.5 million in 2006, 10.4 million in 2005, 9.1 million euros in 2004, 7.8 million euros in 2003, 7.8 million in 2002, 7.5 million in 2001, 7.5 million in 2000, 6.3 million in 1999, 6.1 million in 1998 and 5.5 million in 1997.
(4) Adjusted to account for the weighted number of shares outstanding resulting from stock dividends (declared in 2006, 2004, 2002, 2000 and 1998), stock offering (from 1997 to 2006) and treasury shares.
(5) Calculated on the adjusted weighted number of shares outstanding during the year (excluding treasury shares).
(6) Return on equity : (Net profit Group share) / (weighted average of shareholders' equity).
(7) Return on capital employed after tax : (Net profit atfer tax before minority interests - financial income (expense) after taxes) / weighted average of (shareholders' equity + minority interests + net indebtedness).
(8) Excluding the net capital gain on the disposal of hydrogen peroxide business of 38.3 million euros.

2000	2001	2002	2003	2004	2004 IFRS	2005	2006
8,099.5	8,328.3	7,900.4	8,393.6	9,376.2	9,428.4	10,434.8	10,948.7
7,113.6	7,256.7	6,887.0	7,388.5	8,275.2	8,275.2	9,147.7	9,628.0
1,116.0	1,177.6	1,161.6	1,196.0	1,276.9	1,374.6	1,517.6	1,659.2
651.8	701.9	703.2	725.6	777.5	780.1	933.4	1,002.3
1,564.3	1,627.4	1,514.1	1,542.2	1,694.9	1,691.7	1,804.8	1,889.3
910.2	769.8	632.8	746.8	875.4	901.0	975.2	1,128.2
104.8	332.4	306.9	74.9	2,858.5	2,858.5	76.2	72.3
281.8	298.1	330.5	327.5	391.2	391.2	432.1	497.0
5,285.9	5,353.3	5,219.3	5,079.2	5,373.6	4,916.3	5,930.5	6,285.8
2,280.3	2,583.5	2,022.3	1,730.2	3,790.3	4,012.5	3,739.8	3,446.6
91,429,644	90,821,483	100,818,441	99,912,917	109,180,823	109,180,823	109,538,475	121,149,189
123,702,416	122,073,810	120,686,085	119,745,308	118,988,464	118,988,464	118,778,764	120,038,567
5.27	5.75	5.83	6.06	6.53	6.56	7.86	8.35
3.00	3.20	3.20	3.20	3.50	3.50	3.85	4.00
4.50	4.80	4.80	4.80	3.50	3.50	3.85	4.00
2.19	2.33	2.63	2.63	3.18	3.18	3.49	4.00
12.8%	13.2%	13.4%	14.1%	14.9%	16.3%	17.2%	16.4%
10.5%	10.7%	10.8%	11.6%	11.3%	11.9%	11.7%	11.9%

Corporate governance

At the Combined Shareholders' Meeting on May 10, 2006 it was decided to modify the Company's management structure by adopting the legal regime of a joint stock company with a Board of Directors (société anonyme à conseil d'administration). It appointed eleven members to the Board of Directors.

After the Combined Shareholders' Meeting, the Board of Directors met in order to determine the general management organization by appointing a Chairman who also assumes the position of Chief Executive Officer. In addition, it appointed two Senior Executive Vice-Presidents. In keeping with the Air Liquide tradition, it was decided that the Chairman would also assume the role of Chief Executive Officer so as to promote in particular, a close relationship between its executive managers and shareholders. At the same time, new internal regulations were adopted, the main provisions of which aim to sustain compliance with the corporate governance principles to which Air Liquide has always been attached. Hence, a certain balance in the relations between Executive Management and the Board of Directors was maintained particularly by limiting the powers of the Chief Executive Officer, the approval of the Board of Directors being required for major transactions. The Board also set out to maintain a high degree of transparency by adopting principles of professional conduct, separating the issues of appointments and remunerations, now entrusted to two separate committees, it being agreed that the Chief Executive Officer may not attend any committee meetings relating to him personally, and appointing an independent chairman to be the head of each committee.

Report from the Chairman of the Board of Directors

Preparation and organization of the work of the Board of Directors

The principles governing the professional ethics of directors, and the composition, role and operating procedures of the Board and its committees were determined in the internal regulations adopted by the Board in May 2006 following the adoption of the new Articles of Association.

Professional ethics of directors

In accordance with the recommendations presented in the AFEP/MEDEF report of October 2003, the Board decided to reiterate the **main obligations** imposed on directors in the internal regulations.

The directors represent all the shareholders and shall act in all circumstances in the Company's best interests.

Each director undertakes to meet the obligations imposed upon him by the Articles of Association and the various legal, regulatory, corporate or internal provisions and, more specifically, the internal rules relating to the prevention of insider trading or the obligations to report transactions involving the Company's shares.

Each director undertakes to notify the Board of any conflict of interest with the Company and to refrain from voting in the corresponding deliberation. Each director is bound to an obligation of secrecy.

Each director shall strive to take part in all meetings of the Board and its committees, and attend the Shareholders' Meetings.

Each director shall keep himself informed and devote the time and attention required to perform his duties.

Under the Company's Articles of Association, each director must hold at least 500 registered shares in the Company.

Composition of the Board of Directors

As of December 31, 2006, the Board of Directors is comprised of 11 members appointed by the Shareholders' Meeting of May 10, 2006 for a term of 4 years, except for the former members of the Supervisory Board, who were appointed for their remaining term of office, in accordance with the overlapping principle.

The internal regulations stipulate that:

"members are chosen for their skills, their integrity, their independence of mind and their determination to take into account the interests of all shareholders.

The composition of the Board of Directors shall reflect diversity and complementarity of experience, nationalities and cultures, including a significant number of executive managers or former executive managers; the Board of Directors shall look for persons possessing skills in the following areas: marketing, services, industry, finance, health, research and technology."

The internal regulations include **guidelines**, although not written in stone, **for the Board's composition**, particularly in terms of number, the balance between (former) executives and external members, the duration of the terms of office (4 years, renewal overlapping principle, limiting the proportion of members with more than 12 years of office to one third), age (limiting the proportion of directors over 65 to 50%, no proposed renewal for the term of office of external members over 67) or the proportion of independent members, thus aiming to comply with best practices in terms of corporate governance.

In accordance with the recommendations presented in the AFEP/MEDEF report of October 2003, the internal regulations define the criteria applied within the Company to assess the **independence** of Board members.

"A member of the Board of Directors is independent when he/she has no relationship of any kind with the Company, its Group or its management which may interfere with his/her freedom to exercise his/her judgment.

In this spirit, the criteria which may provide guidance to the Board in order to classify a member as independent will be as follows:

- *he/she is not and has never been an employee or member of the executive management of the company,*
- *he/she does not hold office as Chairman, Chief Executive Officer, Chairman or member of the Management Board of a company in which the Chairman of the Board of Directors, the Chief Executive Officer or a Senior Executive Vice-President of Air Liquide is a director or member of the Supervisory Board,*
- *he/she must not have any business relations with the Air Liquide Group which represent a significant part of the business activities (i) of the company of which the director is a member of the executive management or (ii) of Air Liquide,*
- *he/she does not have any close family links with the Chief Executive Officer or a Senior Executive Vice-President."*

The criteria are mainly based on the aforementioned AFEP/MEDEF report. However, the Board did not consider that terms of office exceeding 12 years would disqualify a member from being independent. Conversely, former employees or officers of the Company may not be considered as independent even if the termination of their term of office goes back more than 5 years. An assessment of the independence of the members is carried out once a year by the Board. To support its analysis, the Board examines a chart summarizing the purchases and sales implemented during the previous year between companies of the Air Liquide Group and companies of the Group within which an Air Liquide director also holds a term of office. Such figures are weighted against the total purchases and sales of each group to measure their significance. For the year 2006, such chart shows that the sales of the Air Liquide Group to any of the groups concerned or the overall purchases of the Air Liquide Group from any of these groups are below 0.5% of the overall sales or purchases of the Group. Following such analysis, the Board determined that, as of December 31, 2006, the following members are independent: Béatrice Majnoni d'Intignano, Lindsay Owen-Jones, Thierry Desmarest, Cornelis van Lede, Gérard de La Martinière, Rolf Krebs, Thierry Peugeot and Paul Skinner. Thus, eight of the eleven members of the Board of Directors are independent.

Role of the Board of Directors – Relationship with Executive Management

In connection with the legal provisions governing the role of the Board of Directors, all the provisions of the Articles of Association adopted by shareholders and supplemented by the internal regulations aim to grant the Board of Directors the review and decision-making powers for important issues concerning the Company.

Accordingly, the internal regulations define the **specific powers** legally attributed to the Board of Directors (particularly regarding the choice of company officers, the terms and conditions governing the remuneration and performance of their duties, the convening of the Shareholders' Meeting, the determination of the agenda and draft resolutions, the preparation of the financial statements and annual management report, the drafting of its operating procedures, formation of committees, distribution of directors' fees etc.) and the **powers granted to it by the Shareholders' Meeting** (particularly with regard to the granting of stock options, issues of marketable securities, share buyback program).

At the same time, in an effort to find a correct balance, it was decided to renew the former rules **limiting the powers of Executive Management** by adapting them to the new organization. The internal regulations thus specify thresholds, above which certain key decisions require prior authorization by the Board of Directors, in accordance with Article 13 of the Articles of Association:

- sureties, warranties and guarantees above a unit amount of 80 million euros or for an annual combined amount above 250 million euros,

- external sales or contributions (to non-controlled companies) of equity interests or branches of activity, mergers, spin-offs or partial business transfers, completed above a unit amount of 150 million euros or for an annual combined amount, for each of these categories of transactions, above 300 million euros; external sales or contributions of real estate assets above a unit amount of 80 million euros or for an annual combined amount above 150 million euros,
- pledging collateral above a unit amount of 80 million euros or for an annual combined amount above 150 million euros,
- commitments for investments, external acquisitions, or subscriptions to share capital increases above a unit amount of 250 million euros or for an annual combined amount above 400 million euros,
- financing operations involving sums that could substantially change the Group's financial structure,
- any transaction that could substantially change the Group's strategy.

Furthermore, the Board shall be notified prior to any fundamental information system review resulting in costs of more than 250 million euros.

Functioning of the Board of Directors

The internal regulations specify the Board's operating procedures:

Notification of directors: the internal regulations define the standard list of information that is regularly presented to the Board and sent prior to or between meetings, its frequency and the rules for preparing meetings by sending a file of meeting documentation dealing with key items on the agenda. In accordance with the practices specific to dual structures implemented when the Company operated with Management and Supervisory Boards, it was decided to continue presenting a quarterly report on the Company's management to the Board of Directors.

Conduct of meetings: the internal regulations define the frequency of meetings and the rules of convocation and participation by video-conference or telecommunications.

Formation of committees: the internal regulations define the purpose and operating procedures of the three committees (see below).

Training measures: the internal regulations stipulate that training measures relating to the Company's businesses are offered to directors, particularly through site visits or meetings with senior executives. More particularly, information on the Group's accounting, financial and operational specificities is offered to members of the Audit and Accounts Committee.

Rules of appraisal: the internal regulations stipulate that, in accordance with previous practices,

> *"the Board will ensure that an evaluation is carried out periodically of its composition, its organization and its functioning as well as those of its committees. An update will be made by the Board on this topic once a year and a formal evaluation will be carried out under the authority of the Chairman of the Board of Directors every three years."*

Pursuant to the formal appraisals carried out in 2002, 2004 and 2005 by the Supervisory Board, the functioning of the Board of Directors and its committees is currently being assessed. An individual assessment questionnaire with a specific section allowing committee members to specifically comment on each committee's operations was submitted to each member. The summary of responses and proposed measures will be presented to the Board in May 2007 at the end of the Board of Directors' first year of operation.

An internal memo on the prevention of insider trading outlines the legal and regulatory obligations governing the directors; it also sets the limits for dealing in Company shares by defining abstention periods during which members may not trade in those shares.

The directors were duly informed of their registration on the list of permanent insiders drawn up by the Company in accordance with prevailing legislation.

Furthermore, internal memos are regularly updated, reminding directors of the obligations to report any transactions involving the Company's shares.

The main laws applicable to directors are included in the manual for members of the Board of Directors updated annually and most recently in June 2006.

The Board's work in 2006

In 2006, the Board of Directors met 4 times and the Supervisory Board, once prior to the modification in the management structure, with an attendance rate of 95%.

The Board dealt with a variety of matters related to the following areas:

Monitoring of the Group's day-to-day management, particularly by

- reviewing the **quarterly activity reports** presented by Executive Management; reviewing the consolidated and Company annual and bi-annual **financial statements** in the presence of the statutory auditors; analyzing the **dividend distribution policy** and the authorization to grant one bonus share for ten existing shares in 2006,
- reviewing the **minutes** of **committee** meetings,
- exercising its **decision-making** powers, in particular with respect to the investments necessary for industrial projects or external growth, the development of financing capacity, the authorization of specific projects, the share buyback program, the cancellation of shares or the stock options program,
- reviewing **corporate documents**: responding to applications from the Works Council, and reviewing the social report and forward-planning documents,
- preparing the **Annual Shareholders' Meeting** (agenda, draft resolutions, annual management report). At the beginning of 2007, the Board decided to submit the proposed nominal share split to the vote of the shareholders.

Monitoring of the Group's main strategies on significant issues

With regard to the presentations made by Executive Management and certain senior executives, the Board of Directors closely considered the **research** programs (June), the **human resources** strategy and policy (June), the **Large Industries** strategy and **major** contracts (September), the development of the Group's activities in the **Middle East** (September), the strategy to develop the Group's activities in terms of **Health** (November), and the **financial policy** (November).

Corporate governing bodies

Concerning Executive Management:

- the Board set up the new management team,
- the Board determined the remuneration policy applicable to the newly appointed members of Executive Management. This policy includes:

– a short-term component, comprising a fixed portion, relating to the level of responsibility and experience in the management position and a variable portion that currently includes three components: two quantified components representing a majority share of the variable remuneration, including one based on the growth of net earnings per share and the other on the return on capital employed after tax (ROCE), and a third component based on individual qualitative objectives, taking into account in 2006, factors such as structure change management, implementation of the new organization, efficiency schemes support and development in new territories. The corresponding formulas were determined by the Board of Directors at its May meeting which set up the new management team and determined the remuneration terms and conditions for 2006; at the beginning of 2007, the Board assessed the performance of the members of Executive Management, set the variable remuneration applicable to these members for 2006 together with the fixed remuneration and the principles applicable to the variable portion for 2007.

– a long-term incentive, in keeping with the interest of shareholders, by granting share subscription options.

The granting of options is examined with respect to the total annual compensation of the company officer or director by taking into account several external market surveys and respecting the interest of shareholders. The allocation, examined by the Remunerations Committee at the same time as the allocation plan for Group employees and approved by the Board of Directors, is conducted as part of annual plans, approved at pre-defined periods, in the form of share subscription options granted without a discount. In accordance with the law, the Board of Directors will be responsible for defining the shareholding rules applicable to Company officers for the 2007 option allocation plan.
(for more information, see page 42).

– other conditions governing the terms of office of managers. On the appointment of Benoît Potier, Jean-Claude Buono and Klaus Schmieder to their new functions in May 2006, the Board defined, by mainly adopting the previously applicable conditions, the conditions governing retirement, death, disability and related benefits, and the compensation for the termination of the duties of the three senior company officers, in accordance with the related party agreements procedure *(see the special auditors' report shown on page 183)*. These agreements, very similar to the agreements entered into previously and approved by the shareholders at the time, shall once again be submitted for approval of the Shareholders' Meeting on May 9, 2007.

All the various remuneration components proposed by the Remunerations Committee and approved by the Board of Directors take into account several external analyses, the interest of shareholders pending steady performance and the motivation of the relevant managers.

Concerning the Board of Directors itself:

- the Board adopted its internal regulations and appointed Lindsay Owen-Jones as Vice-Chairman. The Board also renewed the terms of office of the former members of the Committees of the Supervisory Board and appointed Sir Lindsay Owen-Jones as Chairman of the Appointments Committee and the Remunerations Committee. It also appointed Cornelis van Lede to these two committees. Independent directors now chair and make up more than two-thirds of each committee,

- the Board proposed to renew the terms of office of Gérard de La Martinière and Cornelis van Lede that are due to expire at the Shareholders' Meeting on May 2007. It examined and approved the renewal of the term of office of Gérard de La Martinière as Chairman of the Audit and Accounts Committee as of such date. It also decided to renew the term of office of Cornelis van Lede as member of the Appointments Committee and the Remunerations Committee at the end of the Shareholders' Meeting,

- the Board assessed the independence of each of its members,

- the Board decided to modify as from May 10, 2006, the procedure for distributing the directors' fees authorized by the Shareholders' Meeting between its members. The new formula includes a fixed component together with a variable remuneration based on lump-sum amounts per meeting determined in advance and offers a high degree of simplicity and clarity. It includes a specific compensation for non-resident members *(see breakdown page 36)*,

- the Board began assessing its operations.

Several days prior to each of the Board's meetings, a file of meeting documentation dealing with key items on the agenda is sent out to Board members. Every meeting includes a detailed presentation by the members of Executive Management on all agenda items. On specific issues, members of the Executive Committee are regularly asked to provide their input. In addition, the statutory auditors are involved in meetings where financial statements are reviewed. Presentations give rise to questions and discussions before resolutions are put to a vote. Detailed written minutes are sent to members for review and comment before being approved by the Board of Directors at the next meeting.

The Committees

The Board of Directors has set up 3 Committees:

The Audit and Accounts Committee

As of December 31, 2006, the Audit and Accounts Committee had four members: Gérard de La Martinière, Chairman of the Committee, Édouard de Royere, Béatrice Majnoni d'Intignano and Rolf Krebs. Of the four Committee members, three are independent. The Chairman is independent. The committee members combine experience in business management with economic and financial expertise. A former finance inspector, former general secretary of the COB (Commission des Opérations de Bourse) and former member of the Management Board and General Director of Finance, Control and Strategy of the AXA Group, Gérard de La Martinière provides the committee with his extensive financial expertise and knowledge of stock market regulations.

Composition and purpose as defined in the Company's internal regulations

The Audit and Accounts Committee must be comprised of between three and five members of the Board of Directors and at least two-thirds of its members must be independent.

Tasks

"The purpose of the committee is to prepare the decisions to be taken by the Board of Directors by examining the following issues and reporting on them to the Board:

By receiving reports:
jointly and separately, in order to compare and combine different points of view, from:
- *the Finance, Administrative and Legal Divisions,*
- *the Internal Audit Management,*
- *the external auditors.*

Concerning the following points:
- *existing organization and procedures in the Group,*
- *their actual functioning,*
- *how the financial statements and the accounts are drawn up.*

In order to reach:
by comparing and combining the points of view collected and using their business judgment based on professional experience, a reasonable judgment concerning:
1. *Accounts and accounting principles used (their conformity in relation to the reference standards, a fair and complete reflection of the Group's situation, transparency, readability, consistency over time).*
2. *Existence and functioning of control organizations and*

control procedures adapted to the Group, making it reasonably possible to identify and manage the risks incurred and to report on them.
3. *Organization of the internal audit function, the plans for assignments and actions in the internal audit field, the findings of these assignments and actions and the recommendations and ensuing measures taken.*
4. *Choice and renewal of the external auditors, review of the tendering process, opinion on the selection of external auditors and the rotation of audit partners, review of proposed fees, information on the overall fees paid indicating the amount of fees paid for non-audit services.*

The Committee:
1. *collects the observations of the executive management on these various issues.*
It hears the Chief Executive Officer or Senior Executive Vice-Presidents at the committee's request or at the request of the persons concerned.
2. *reports to the Board of Directors on its work, informing it of any problems that may be encountered, observations made to the executive management and progress made in relation to these observations."*

The Committee meets in principle three times a year, and always before the Board meetings held to review the annual or interim financial statements. An initial verbal report is given to the Board by the committee chairman. A written report of the meeting, approved by the committee members, is transmitted to the directors. The committee may ask to convene the Group's employees. It may meet the statutory auditors or members of the Internal Audit Department in person. It may call on external experts for assistance.

The Committee's work in 2006

The Audit and Accounts Committee met three times within the Board of Directors, and once within the Supervisory Board, with an effective attendance rate of 92%.

- The Committee **reviewed** the consolidated and Company annual and interim **financial statements** and, more particularly, analyzed provisions, other operating income and expenses, cash flow, taxation, and off-balance sheet items. The Committee closely considered the accounting regulations governing intangible asset and property, plant and equipment valuation tests, option valuation and employee-related commitments.

- The Committee also heard the **conclusions of the statutory auditors** on the financial statements.

- It was also regularly reported to the Committee on the main assignments carried out by the **Internal Audit Department,** the follow-up of any corrective actions taken and the Internal Audit Department's main assignments for the forthcoming year.

- At the beginning of the year, the Committee reviews the statutory auditors' fees in respect of the prior year.

- In addition, the Committee received **specific presentations** on the following matters: risk management (June, September), the roll-out of the information system common to the Group's entities in Europe (June), certain accounting methodology issues (June), the implementation of the financial policy (November), tax risks (November) and main litigation (November), pension valuation (November), option plan management (November), and the Group's main principles of action (November).

- Several days prior to each meeting, a file of **meeting documentation** is sent to Committee members. Each Committee meeting is preceded by a preparatory meeting attended by the Committee Chairman assisted by the Committee secretary, a member of Executive Management, the Finance and Accounting Director, the Internal Audit Department Director and the Group executives who will make presentations to the Committee meeting. During the meeting, presentations are made in the presence of a member of Executive Management either by the Finance Director, the Internal Audit Department, the management executive expert in the area under discussion or the statutory auditors. Presentations are followed by discussion. A verbal, then a written report of each meeting is prepared for the Board of Directors.

- The Committee Chairman regularly meets alone with the Internal Audit Department Director and the statutory auditors in the absence of members of Executive Management. He receives the internal audit report summaries.

- Following the summary of the appraisal process carried out at the beginning of 2006, and in accordance with the recommendations presented in the AFEP/MEDEF report of October 2003, the decision was made to bring forward the dates of the committee meetings held to review the financial statements. The February 2007 meeting was held 2 days prior to the review of the annual financial statements by the Board.

As from May 10, 2006, the decision was made to entrust the issues relating to appointments and remunerations to two separate committees.

The Appointments Committee

As of December 31, 2006, the Appointments Committee had four members: Lindsay Owen-Jones, Chairman of the Committee, Alain Joly, Thierry Desmarest and Cornelis van Lede. Of the four Committee members, three are independent. The Chairman is independent.

Composition and purpose as defined in the Company's internal regulations

The Appointments Committee must be comprised of three or four members of the Board of Directors and the majority of its members must be independent. The Chairman and Chief Executive Officer may not attend any committee meetings relating to him personally. The Committee meets in principle twice a year. The conclusions of committee meetings are presented by the Committee Chairman for discussion and decision-making at the next Board of Directors' meeting.

Tasks

"1. Concerning the Board of Directors:

- *Make proposals to the Board of Directors for renewal and appointment of directors. This committee looks for new members on the basis of its evaluation of the needs and developments expressed by the Board of Directors.*
- *Make proposals to the Board of Directors for the creation and composition of Board committees.*
- *Periodically evaluate the structure, size and composition of the Board of Directors and submit to it recommendations regarding any potential change.*
- *The committee periodically reviews the criteria applied by the Board to classify a director as independent; once a year, it examines, on a case-by-case basis, the situation of each director or each candidate for the duties of directors in light of the criteria applied and makes proposals to the Board of Directors.*

2. Concerning the Chairman and Chief Executive Officer or the Chief Executive Officer, as the case may be:

- *Examine, as necessary and, in particular at the time of expiration of the term of office concerned, the renewal of the term of office of the Chairman and Chief Executive Officer, or the terms of office of both the Chairman and of the Chief Executive Officer. It also examines, if necessary, the question of whether or not it is appropriate to continue to combine these duties (or to separate them).*
- *Examine the changes in these duties and provide for solutions for their renewal, where applicable.*
- *Examine periodically developments with regard to the Senior Executive Vice-Presidents, hear the Chairman and Chief Executive Officer (or the Chief Executive Officer) on the needs and the potential proposals for their replacement.*
- *More generally, ensure that it is kept informed by the Chairman and Chief Executive Officer (or the Chief Executive Officer) of planned changes in executive management resources (and, in particular, the Executive Committee).*

The committee can request the assistance of outside experts if necessary. The company shall provide the committee in such a case with the corresponding funding."

The Committee's work since May 10, 2006

The Appointments Committee met once between May 10 and December 31, 2006 with an effective attendance rate or attendance rate by telephone of 100%. It has also met twice since the beginning of fiscal year 2007.

The Board reviewed the composition of the Board of Directors and presented its conclusions to the Board of Directors which approved the proposals to renew the terms of office of Gérard de La Martinière and Cornelis van Lede presented to the Shareholders' Meeting on May 9, 2007. In this context, the Committee also examined the renewal at the end of the Shareholders' Meeting of the term of office of Gérard de La Martinière as Chairman of the Audit and Accounts Committee and presented its conclusions to the Board. Based on the Committee's recommendations, the Board decided to renew his term of office as of May 2007. It also decided to renew the term of office of Cornelis van Lede as member of the Appointments Committee and the Remunerations Committee as of such date. The Committee adopted its work schedule for 2007.

The Committee examined the new organization of the management team presented by Benoît Potier.

The Committee also reviewed the personal situation of each member of the Board with regard to the independence criteria defined in the internal regulations and presented corresponding proposals to the Board.

The Remuneration Committee

As of December 31, 2006, the Remuneration Committee had four members: Lindsay Owen-Jones, Chairman of the Committee, Alain Joly, Thierry Desmarest and Cornelis van Lede. Of the four Committee members, three are independent. The Chairman is independent.

Composition and purpose as defined in the Company's internal regulations

The Remuneration Committee must be comprised of three or four members of the Board of Directors and the majority of its members must be independent. The Chairman and Chief Executive Officer may not attend any Committee meetings relating to him personally. The Committee meets in principle twice a year. The conclusions of Committee meetings are presented by the Committee Chairman for discussion and decision-making at the next Board of Directors' meeting.

Tasks

"Pursuant to the internal regulations, the purpose of the Remunerations Committee is to:

- *"Examine the performance and all the components of remuneration including stock options, or other forms of deferred remuneration, pension plans and, in general, the conditions of employment of the Chairman and Chief Executive Officer or both the Chairman and the Chief Executive Officer as well as the Senior Executive Vice-Presidents and make the corresponding recommendations to the Board of Directors.*
- *Propose, where applicable, the remuneration of the Vice-Chairman or Vice-Chairmen.*
- *Examine the remuneration and retirement policy applied to Executive Management (Executive Committee).*
- *Examine the proposals by the Executive Management concerning the granting of stock options and other incentive systems related to the share price to other Group employees and propose their granting to the Board of Directors.*
- *Examine and propose to the Board of Directors the allocation of directors' fees among Board members.*
The Committee can request the assistance of outside experts if necessary. The Company shall provide the Committee, in such a case, with the corresponding funding."

The Committee's work since May 10, 2006

The Remuneration Committee met once between May 10 and December 31, 2006 with an effective attendance rate or attendance rate by telephone of 100%. It has also met once since the beginning of fiscal year 2007.

The Committee reviewed the directors' fee distribution formula and recommended a new formula to the Board.

The Committee reviewed the performance of Executive Management members and communicated its conclusions to the Board of Directors. The Committee submitted proposals to the Board of Directors for the setting of the variable remuneration of Executive Management members for fiscal year 2006, based on the financial results and individual performance appraisals. It made proposals regarding the fixed remuneration and the formula used to calculate the variable remuneration of Executive Management members for fiscal year 2007. *(for more information, see page 34).*

The Committee heard reports on the medium/long-term incentive scheme.

The Committee reviewed the plan covering retirement benefits, death, disability and related benefits, and termination benefits applicable to its company officers in relation to market practices.

On all the above issues, the Committee endeavored to take into account the "Recommendations concerning compensation of executive corporate officers of listed companies" published by AFEP/MEDEF in January 2007.

Internal control procedures instituted by the Company

The Internal Audit Department Director was requested to compile the elements of this report by the Chairman and Chief Executive Officer.

These elements were presented to Executive Management which judged them compliant with existing Group measures.

They were also presented to the statutory auditors in order to allow them to prepare their own report, as well as the Audit and Accounts Committee and the Board of Directors.

Objectives

Internal control procedures form part of the Group policies defined by the Company and are included in the "Principles of Action." Their application must be implemented by each entity according to the local specificities. These Group policies rely on standards, charters or rules, and may also include practices and indicators.

The Group policies aim to:

■ ensure that the activities and conduct of its members:

- comply with laws and regulations, internal standards and applicable best practices,

- comply with the objectives defined by the Company, especially in terms of risk prevention and management policies.

■ verify that all financial information communicated either internally or externally gives a true and fair view of the situation and activity of the Group.

Internal control procedures in and of themselves, as with other assurance procedures, cannot provide an absolute guarantee that all risks have been fully eliminated.

In 2006, the Group continued its measures to improve the quality of internal control, with in particular:

■ the formalization of Group "Principles of Action" for each major area (shareholders, customers, employees, etc.). These "Principles of Action" reaffirm the Group's values, identify the main policies and specify the key indicators used to measure their correct assimilation by the various organizations. They form a basis of the internal control processes within the Group,

■ broad deployment of the most recently documented and updated policies, particularly IMS aiming to optimize security and reliability.

■ the roll-out of an integrated information system (ERP) for industrial gas activities in major European countries in order to reinforce the integration of activities and the harmonization of certain processes,

■ reinforced communication of audit reports and follow-up of action plans that rely on documented work programs and standardized presentation formats.

Risk management

To ensure the continued development of its activities, the Group must actively pursue an approach to prevent and manage the risks (especially industrial and financial risks) to which it is exposed.

In terms of the Group's business activities, industrial risk management must essentially focus on prioritizing safety and security while maintaining permanent focus on the reliability of installations.

Financial risk management requires strict control over investments, combined with rigorous practices regarding the accounting and financial aspects of the activities.

Within this context, since 2004 the Group has increased documentation related to its risk management policy, which is supported by:

■ the identification of the different forms of risk encountered by the Company during the pursuit of business activity,

■ the implementation of certain procedures and controls to manage these risks along with measures to mitigate potential financial impacts,

■ the regular review of this risk management policy by Executive Management, which, in turn, provides regular updates to the Audit Committee and the Board of Directors.

In 2006, the Group continued to document the elements of the significant risk management processes (particularly for legal, operating and financial risks).

Control environment

The control environment is an important element in effective risk management.

It is primarily based on a highly consistent Group strategy, of which the main driving force is the internal growth of its activities.

This strategy is relayed through management which centers on medium-term objectives that are categorized by business activity, as well as through a steering process based on annual budgetary objectives, which are further categorized down to the individual plan level.

The control environment also depends on the strict control of Group investments, notably with:

- a centralized, in-depth review (above certain thresholds) of investment requests and the medium and long-term contractual commitments which may arise there from,
- control of investment decisions practiced through the specific follow-up of the authorizations granted,
- a comparative analysis of investment profitability (for the most significant) **prior to, and subsequent to**, their execution.

The control environment is strengthened by the independence of four key control bodies which report to Executive Management:

- the **Strategic Control Department,** which monitors objectives on the basis of budgetary statements consistent with accounting reporting,
- the **Finance and Administration Department** which ensures:
  - the reliability of accounting and financial information,
  - Group financial risk management.
- the **Internal Audit Department**, which verifies the effective application of internal control procedures in the framework of audits carried out according to a defined program presented to the Group's Audit and Accounts Committee. This program is developed based on risk analysis and is regularly followed up by the Audit and Accounts Committee itself,
- the **Legal Department** which identifies legal risks, issues internal guidelines and codes, and then oversees proper implementation.

The Internal Audit Department largely relies on methodology and operating processes that have been redefined and harmonized since 2004 in order to improve the visibility of audits performed.

Audit reports are widely distributed (up to the Executive Management level) and systematically supplemented by corrective action plans.

The audit reports, as well as subsequent follow-up reports, are the subject of various direct communications and discussions between the Internal Audit Department and the Company's statutory auditors.

Finally, the control environment is completed by a framework of defined authorization and delegation limits:

- from Executive Management to members of the Executive Committee and certain central department executives, in order to define their power related to commitments and payments for commercial operations (sales or purchases),
- from Executive Management to certain executives in charge of industrial sites, in order to ensure the prevention and control of industrial risks,
- from Executive Management to certain financial executives, in order to ensure the security of transactions and financial flows.The managers of the various Group subsidiaries exercise their duties under the control of the Board of Directors and in accordance with laws and regulations.

They make sure that the policies and practices instituted are consistent with Group objectives, while being in accordance with the specific requirements of local law.

Internal control procedures

Procedures have been established and communicated by the Company to ensure that primary risks are addressed by the various entities in accordance with Group objectives.

The main procedures aim:

- **To ensure the safety and security of employees, products and installations, as well as the reliability of operations with a respect for the rules and regulations for accident prevention:**

In 2004, the Company realigned the multiple Group policies related to safety and risk management.

A new Industrial Management System (IMS), designed to strengthen the overall process of safety and risk management, was defined and formalized in a guide distributed to all Group entities.

The implementation of the IMS, which was first rolled out to certain pilot sites in 2004, was extended to some 101 subsidiaries and departments in 2006, representing 99% of Group sales and employees. The Executive Committee receives regular updates on the implementation of this program.

The IMS is based on:

- empowerment of the management bodies governing the Group's various entities for the effective implementation of this system,
- the issue of key management and organizational procedures that aim to ensure:
  - regulatory compliance,
  - design validation,
  - industrial risk management,
  - health, safety and environmental management,
  - training and certification of personnel,
  - management of operating and maintenance procedures,
  - management of industrial purchases,
  - change management,
  - analysis and treatment of incidents and accidents,
  - system effectiveness control based on management audits and reviews.
- shared technical standards within Group entities.

The **Safety and Risk Management Department** and the relevant Industrial Departments supervise and control the effective implementation of the IMS, by notably relying on:
- continually increasing team awareness by providing specifically related training, and the distribution of a monthly security report available to all employees on the Group Intranet,
- a monthly presentation of indicators relating to safety and security performance, based on the reporting of accidents or near accidents. This report enables progress to be measured in achieving the Group objective of "zero accidents,"
- a quarterly presentation of indicators relating to reliability performance, based on the reporting of availability levels and the reliability of installations,
- a quarterly presentation of indicators used to monitor the implementation in the subsidiaries of certain key technical standards developed by the Group,
- technical audits carried out in conjunction with the Industrial Departments to ensure the compliance of operations with Group security rules and, since the beginning of 2006, system audits in order to verify the conditions of implementation and compliance of operations with Group rules and IMS requirements.

▪ To ensure the protection of Group IT data and assets:

The Group implemented a Group Policy for the Protection of Information, which aims to:
- protect the confidentiality, integrity, availability and traceability of information,
- ensure the availability and continuity of information systems,
- pay particular attention to the compliance of legal and regulatory provisions.

This policy was first rolled out in 2005. It defines:

- the fundamental management rules to be implemented in each Group entity,
- the key principles to be observed by all users that were communicated in 2006 in more than 50% of subsidiaries.

▪ To ensure that laws, regulations and internal management rules are respected within the Group, notably in the legal and intellectual property areas:

In conducting their activities, the various Group entities rely on the charters, guidelines or reference frameworks issued by the major support departments of the Company, notably:

- for the legal area:
  - various contractual guides (Large Industries Guide, Electronics Guide),
  - powers, Limitations and Delegation Guide for use by Group entities,
  - insurance Guide for all Group entities,
  - instructions on how to behave in order to comply with competition laws (primarily in Europe and the United States),with meetings planned during 2007 to check proper implementation of these rules,
  - a "Group" memo, updated in 2006, specifying the rules to be observed to prevent insider trading.
- for the intellectual property area:
  - procedures aiming to ensure Air Liquide's compliance with valid patents held by third parties notably in the field of cryogenic production, and to protect the Group's own intellectual property,
  - a policy for the protection of Group inventions based on their identification (on an official filing basis) and favoring the recognition of their inventors.

▪ To manage and minimize financial risk:

The Company has defined a financial policy that is subject to regular review. This policy, which is widely distributed to the Group entities in a financial charter, states the principles and procedures for the management of financial risk to which the activity is exposed, notably in relation to:

- **liquidity risks**: the Company has defined rules aimed at ensuring an appropriate level of "confirmation" and diversification (by nature and maturity) for all sources of financing at Group level,

■ **counterparty risks**: the Company has defined rules aimed at ensuring that there is sufficient diversification and financial solidity of counterparties at Group level (commitment limits/minimum rating),

■ **exchange and interest rate risks**: the Company has defined methods managed on a centralized basis for the hedging of interest rates related to debt that is carried in major currencies (principally, Euro, USD, JPY) with:
- a selection of authorized tools,
- the hedging decision process,
- the methods of executing transactions.

For other foreign currency debts, rules have been defined in order to ensure that the decentralized transactions initiated to hedge interest and exchange rate risks are consistent with Group objectives.

The Company has also defined methods for exchange rate risk hedging in terms of the choice of tools, the decision process and the execution of transactions.

These measures are completed by treasury management rules that are aimed at ensuring secure transactions, adapted to local circumstances and compliant with the regulations in force.

The application of this financial policy is controlled by the Finance and Administration Department. Certain transactions are executed on a centralized basis (management of debt and interest rate risk), which is completed by consolidated reports provided by various Group entities on a monthly or quarterly basis, depending on their debt level.

The Finance and Administration Department answers to the Finance Committee regarding the effective execution of the policy and submits future transactions to the Committee for approval. Furthermore, the Finance Committee regularly reviews the rules governing the financial policy applicable within the Group.

■ To ensure the reliability of financial and accounting information:

In order to guarantee the quality and reliability of financial and accounting information produced, the Group primarily relies on a defined framework of accounting principles and standards as well as a dual reporting system that has both management and accounting inputs, with data being systematically compared by independent but interactive departments.

The Group's accounting manual, which was revised for the implementation of the new IFRS, defines the accounting rules and principles as well as the consolidation methods applicable within the Group and states the formats applicable within the Group for reporting financial and accounting information. This manual is regularly updated with the amendments to the new IFRS or their interpretations.

■ management and accounting reports are each prepared under the responsibility of independent but interactive departments that follow identical methods and principles.

– this independence allows for the enhancement of information and analysis through the use of complementary indicators and data,

– the fact that these bodies are interactive provides for better control concerning the reliability of information through the systematic and regular reconciliation of data. Data consolidation is ensured by the Central Finance and Accounting Department.

The reports primarily include:

■ **monthly management reporting, known as the "Monthly Flash Report."** It provides information on revenue and the main financial indicators: income statement, funds from operations (cash flow), net indebtedness and amount of investments authorized and committed,

■ **quarterly reporting, known as the "Management Control Report."** It provides details of the primary items of the income statement, balance sheet and statement of cash flows.
These two documents are compiled by each management entity according to a predefined yearly timetable.
They are systematically accompanied by comments on activities drawn up by the director and the controller within the entity, and are consolidated at Group level with a breakdown for each business activity.

■ **quarterly reporting for accounting consolidation** is compiled by each subsidiary which, in addition, must provide (on a semi-annual basis) information on off-balance sheet commitments that may include:
- energy purchases,
- financial guarantees and deposits,
- all other contractual commitments, and, in particular, information on operating leases.

Accounting consolidation and monthly reporting are sent to the Central Consolidation Department whose duty, in conjunction with the Strategic Objectives and Management Control Department, is to analyze and comment on the results, and to identify and explain any differences with respect to the forecasts that were made.

Through regular controls, the Finance and Administration Department ensures the effective application of accounting methods and principles in the various Group entities. The most complex accounting standards, particularly those relating to employee benefits (IAS19) and derivative financial instruments (IAS32 and 39) are subject to tighter controls or treated directly by the Finance and Administration Department.

It also relies on audits carried out by the Internal Audit Department with which it has regular contact.

The quality and reliability of financial and accounting information also depends on information systems which are becoming increasingly integrated (such as ERP).

Statutory auditors through their work ensure that reported financial information complies with the defined rules.

Supervisory bodies

The Board of Directors exercises its control over Group management based on the various quarterly reports it receives from Executive Management and the work of the Audit and Accounts Committee, according to the methods and principles described above (reports, debriefings, etc).

Executive Management exercises its control over risk management, particularly through monthly meetings with the Chairman, the Senior Executive Vice-Presidents aided by the Finance and Administration Director, the Director of Strategic Control, and by the Legal Director who also acts as secretary. It also relies on existing reports and:

- Executive Committee meetings, with, in particular, debriefings from the Safety and Risk Management Department (DMRS) regarding Group performance in terms of security and the progress of actions underway,
- Investment and Operations Committee meetings,
- Work carried out by the Finance and Accounting Departments, the Strategic Objectives and Management Control Department and the Internal Audit Department which report directly to Executive Management,
- Finance Committee meetings that determine the Group's financial policy.

These control measures are enhanced by the involvement of entity departments and the Executive Committee in the implementation and follow-up of actions needed to improve and strengthen the quality of internal controls.

The Finance Committee

The Committee meets three times a year and upon request if necessary.

It includes the Group Finance and Accounting Director, the Group Corporate Finance and Treasury Director and certain Department members, which meet under the authority of a member of Executive Management.

The purpose of this Committee is to verify the effective application of the Group's financial policy, approve proposals and suggestions that have been submitted and approve the rules governing the Group's financial policy.

The Investment and Operations Committee

The Committee meets four to six times a year for each geographical area, or for each significant activity.

It includes the Group Finance and Administration Director, the Market Directors for the area and the entity concerned by the request for investments, under the authority of a member of Executive Management.

The purpose of this Committee is to assess and approve requests for investments that have been submitted, as well as medium and long-term contractual commitments that may arise there from.

As from 2007, this Committee will be enlarged into a **Resources and Investment Committee** in order to also review the resources necessary for development and implementation of related investment projects.

Statutory auditors' report on the report from the Chairman of the Board of Directors

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Statutory auditors' report, prepared in accordance with article L.225-235 of the French Company Law (Code de commerce), on the report prepared by the Chairman of the Board of Directors of L'Air Liquide S.A., on the internal control procedures relating to the preparation and processing of financial and accounting information.

In our capacity as statutory auditors of L'Air Liquide S.A., and in accordance with the requirements of article L.225 235 of the French Company Law (Code de commerce), we report to you on the report prepared by the Chairman of the Board of Directors of your Company in accordance with article L.225-37 of the French Company Law (Code de commerce) for the year ended December 31, 2006.

It is for the Chairman to give an account, in his report, notably of the conditions in which the duties of the Board of Directors are prepared and organized and the internal control procedures in place within the Company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the report of the Chairman of the Board of Directors, prepared in accordance with article L.225-37 of the French Company Law (Code de commerce).

Courbevoie and Paris-La Défense, March 19, 2007

The statutory auditors

MAZARS & GUERARD
Frédéric Allilaire

ERNST & YOUNG Audit
Olivier Breillot

Corporate Governance
Remuneration of L'Air Liquide S.A. Company officers and directors

1 Short Term advantages

1.1. Executive Management

A. Amounts paid during fiscal years 2004, 2005 and 2006

The table below summarizes the remuneration paid and due to Executive Management with respect to fiscal years 2004, 2005 and 2006 in accordance with the AFEP/MEDEF recommendations of January, 2007.

Gross remuneration and benefits paid to the Executive Management of L'Air Liquide S.A. for all Group companies, with respect to both their duties as employees and as company officers (members of the Management Board until May 10, 2006, Chairman and Chief Executive Officer or Senior Executive Vice-President since this date), amount to, including benefits-in-kind:

	Amount with respect to fiscal year 2004		Amount with respect to fiscal year 2005		Amount with respect to fiscal year 2006	
In thousands of euros	Due	Paid	Due	Paid	Due	Paid
Benoît Potier (1)						
– fixed portion	860	901	970	970	946	946
– variable portion	1,238	826	1,269	1,238	1,238	1,269
– benefits in-kind	3	3	3	3	8	8
– directors' fees					24	
Total	**2,101**	**1,730**	**2,242**	**2,211**	**2,216**	**2,223**
Jean-Claude Buono						
– fixed portion	465	465	490	490	510	510
– variable portion	522	383	559	522	558	559
– benefits in-kind	3	3	3	3	3	3
Total	**990**	**851**	**1,052**	**1,015**	**1,071**	**1,072**
Klaus Schmieder (2)						
– fixed portion	294	294	470	470	510	510
– variable portion	330		531	330	558	531
– benefits in-kind	6	6	18	18	20	20
Total	**630**	**300**	**1,019**	**818**	**1,088**	**1,061**

(1) The employment contract of Benoît Potier was suspended as of May 10, 2006. Consequently, as of this date, he receives all his remuneration in his capacity as Company officer.
During 2006, the Company paid amounts to third parties on behalf of Benoît Potier with respect to supplemental retirement (72,461 euros) and death and disability (53,790 euros) benefits for a total of 126,251 euros. These plans are described in Section 3 below.
The breakdown of share subscription options granted to Executive Management members is presented in the table on page 37.
(2) For 2004, on a pro rate basis from the date on which duties were assumed.

The guidelines underlying the Executive Management remuneration policy, which is determined by the Board of Directors on the recommendation of the Remuneration Committee, are described in detail in the report of the Chairman of the Board of Directors presented on page 26.

B. Criteria

The fixed portion is determined based on the level of responsibility, experience in the management function, as well as current market practices.

The entire variable portion of remuneration due for any given fiscal year is paid the following year following approval of the financial statements at the Shareholders' Meeting.

- **For 2005**, the variable portion was mainly based on two financial objectives as well as personal objectives. The financial objectives were (i) growth in net earnings per share (excluding exchange rate fluctuations) and (ii) return on capital employed (ROCE) after tax, (this criteria included the objective of offsetting over 3 years the initial impact of the acquisition of Messer assets). The personal qualitative objectives mainly included preparation for the future, maintenance of growth in new geographical areas, a successful transition to IFRS, acceleration of the productivity program, continuation of the employee mobility program, reinforcement of the Group's accounting teams, and the continuing integration of Messer and Messer synergies. The weight given to the financial criteria is clearly preponderant.

- **For 2006**, the variable portion was based on the two financial objectives cited (i) growth in net earnings per share (excluding non-recurring items and exchange rate fluctuations) and (ii) return on capital employed (ROCE) after tax. The personal qualitative objectives set as of May 10, 2006 mainly included structure change management, implementation of the new organization, efficiency schemes support, development in new territories and preparation for the future. The weight given to financial criteria is clearly preponderant.

The 2006 financial criteria and individual qualitative objectives were approved by the Board of Directors on May 10, 2006, at the time the Board appointed the new management team. The criteria for future years will be decided by the Board of Directors at the beginning of the fiscal year, in line with the Group's strategic priorities. At the year-end, the results will be assessed based on the fiscal year's consolidated financial statements, as approved by the Shareholders' Meeting, and the performance appraisal of each member by the Board of Directors.

- **For 2006**, growth in adjusted net earnings per share excluding non-recurring material items (such as indicated on page 9 of this Annual Report) and excluding the impact of exchange rate fluctuations amounted to 9.9%; adjusted return on capital employed (ROCE) after tax (such as indicated on page 5 of this Annual Report) totaled 11.9%. These figures are used to assess the variable portion of the remuneration paid to Executive Management. It should be noted that the growth in earnings per share was calculated excluding non-recurring items recorded in 2005 that were also excluded from the calculation of the 2005 variable portion.

- **For 2007**, the variable portion will continue to be based on the financial criteria of growth in net earnings per share, excluding the impact of exchange rate fluctuations and non-recurring material items, and return on capital employed (ROCE) after tax which will remain clearly preponderant as well as personal qualitative objectives. The latter will incorporate objective criteria linked to reinforced dynamics of growth.

In addition to the benefits indicated in Section 3 below, the **benefits in-kind** paid to Executive Management include a company car, and for Klaus Schmieder, housing accommodations.

1.2. The Supervisory Board (until May 10, 2006) / Board of Directors (as of May 10, 2006)

A. Amounts paid / due in 2006

The table below summarizes the directors' fees and other remuneration paid in 2006 to members of the Supervisory Board with respect to fiscal year 2005 and the fees payable to the members of the Supervisory Board until May 10, 2006 and to the members of the Board of Directors thereafter with respect to fiscal year 2006:

	Paid in 2006 for fiscal year 2005			Payable for fiscal year 2006		
In thousands of euros	Fixed portion	Variable portion	Total	Fixed portion	Variable portion	Total
Benoît Potier (1)	–	–	–	10	14	24
Alain Joly (Chairman of the Supervisory Board until May 10, 2006) (2)	229	–	229	92	16	108
Édouard de Royere	23	25	48	18	27	45
Thierry Desmarest	23	20	43	18	24	42
Christopher Hogg (3)	9	9	18	–	–	–
Rolf Krebs	23	38	61	18	42	60
Gérard de La Martinière	32 (4)	25	57	33 (4)	29	62
Béatrice Majnoni d'Intignano	23	22	45	18	29	47
Cornelis van Lede	23	32	55	18	27	45
Lindsay Owen-Jones	23	17	40	23 (5)	20	43
Thierry Peugeot (6)	13	13	26	18	18	36
Dennis Weatherstone (3)	9	9	18	–	–	–
Paul Skinner (1)	–	–	–	10	22	32

(1) Term of office having begun on May 10, 2006 (for Benoît Potier, this amount is also reported in the table on page 34).
(2) For Alain Joly, the amount of 229,000 euros involves his 2005 remuneration paid in 2005 as chairman of the Supervisory Board. The fixed portion payable for 2006 includes his remuneration as Chairman of the Supervisory Board until May 10, 2006 and his director's fees thereafter.
(3) Term of office having expired on May 11, 2005.
(4) The indicated amount includes additional remuneration of 9,000 euros with respect to his chairmanship of the Audit and Accounts Committee for the period from June to the end of December 2005 and 15,000 euros for fiscal year 2006.
(5) The indicated amount includes additional remuneration of 5,000 euros with respect to the chairmanship of the Appointments and Remuneration Committees as of May 10, 2006.
(6) Term of office having begun on May 11, 2005.

Furthermore, in 2006, with respect to retirement benefits applicable under the plan detailed in Section 3.1. below, Édouard de Royere and Alain Joly received 1,660,485 euros and 1,075,321 euros respectively.

B. Criteria

The Supervisory Board (until May 10, 2006)

Directors' fees allocated to members of the Supervisory Board were last set at the Shareholders' Meeting on May 10, 2003 at a total amount of 550,000 euros per fiscal year.

For 2005, and until May 10, 2006, the Supervisory Board established a breakdown which is comprised of a fixed portion of 22,727 euros for 2005 for each member who has carried out his duties throughout the entire fiscal year (and a pro rata amount otherwise) and a variable portion which takes into consideration the presence of members at Board meetings or participation by videoconference or by telephone, participation in committee meetings, and business travel of non-resident members. These criteria were then allocated various weighting coefficients. Beginning in 2005, a specific fixed remuneration was allocated to the Chairman of the Audit and Accounts Committee.

The Chairman of the Supervisory Board received a specific fixed remuneration set by the Supervisory Board and therefore no directors' fees were paid.

Board of Directors (as of May 10, 2006)

Directors' fees allocated to members of the Board of Directors were set at the Shareholders' Meeting on May 10, 2006 at a total amount of 550,000 euros per fiscal year.

Following the structure change, the Board of Directors decided to create a new formula comprising fixed and variable remuneration, based on pre-determined lump-sum amounts by meeting, which offers both simplicity and clarity. The purpose of the new calculation formula is to make more important the variable remuneration which is based on the effective participation of each director in the work of the Board and its committees. The remuneration breaks down as follows:

Fixed remuneration for a full fiscal year

- Each member receives a fixed annual portion of .... 15,000 euros
- The Chairman of the Audit and Accounts Committee receives an annual supplementary fixed remuneration of .... 15,000 euros
- The Chairman of the Appointments Committee and Nominations Committee receives an annual supplementary fixed remuneration of .... 10,000 euros

Variable remuneration

Attendance at the various meetings is remunerated as follows:

- 1 Board of Directors' meeting .... 3,500 euros
- 1 Audit and Accounts Committee meeting .... 2,500 euros
- 1 meeting of the Appointments/ Remuneration Committees .... 2,000 euros
- 1 trip for a non-French resident
  - in Europe .... 2,000 euros
  - Intercontinental .... 3,000 euros

Based on past practice, travel expenses incurred by non-French residents are reimbursed by the Company.

2 Stock options

2.1. Share options granted to corporate officers

The stock options granted by the Board of Directors to both corporate officers and employees are a long-term incentive factor, which is aligned with the interests of shareholders to create value on a permanent basis.

The allotment of stock options is reviewed with respect to the total annual remuneration of corporate officers by taking into consideration several external market studies and by ensuring that shareholders' interests are respected. This allotment, as well as the allotment to Group employees, is reviewed by the Remuneration Committeee and decided by the Board of Directors as part of annual plans, approved for predefined periods, in the form of non-discounted stock subscription options.

The options granted to corporate officers are subject to the same plan regulations as all the other option beneficiaries within the Group (refer to page 42). Total stock option plans granted to both corporate officers and Group employees represent a low percentage of share capital.

Pursuant to the law, the Board of Directors will be responsible for defining the shareholding rules applicable to corporate officers on the allocation of options under the 2007 Stock Option Plan.

Total adjusted share options, granted to corporate officers and not exercised as of December 31, 2006, amount to:

	Total share options	Average price (in euros)	In 2006	over the last five fiscal years
Benoît Potier	262,211	124.51	55,000	215,511
Jean-Claude Buono	123,050	122.38	22,000	93,144
Klaus Schmieder	55,002	134.45	22,000	55,002

The fair value of options granted in 2006 and determined according to IFRS2 amounts 30.06 euros per option.

Accordingly, the valuation of options granted in 2006 to corporate officers is as follows:

- Benoît Potier : .... 1 653 thousands of euros
- Jean-Claude Buono : .... 661 thousands of euros
- Klaus Schmieder : .... 661 thousands of euros

These amounts are expensed over the option's vesting period.

The total number of share options previously granted to Alain Joly, Director, and not exercised as of December 31, 2006, amounts to 78,010 options at an average price of 101.67 euros. These share options were granted to him prior to 2001, as Chairman and Chief Executive Officer of the Company.

2.2. Share options exercised by corporate officers

The total number of share options exercised by corporate officers in 2006, amounts to:

	Number of options exercised	Granted in	Average price (in euros)
Benoît Potier	10,120	1996	82.29
Alain Joly	25,000	2000	114.75
Alain Joly	21,721	1996	82.29
Jean-Claude Buono	9,320	1996	82.29
Jean-Claude Buono	1,000	2000	104.32

3 Long-term Commitments

3.1. Former Company officers

Retirement benefit obligations

The Board has undertaken that the Company pay to former chairmen and chief executive officers who, as a result of their age or seniority, benefit from retirement benefits applicable to all employees covered by the Company's collective agreement of December 12, 1978, as amended, additional benefits, over and above those under the normal retirement plans, of a fixed amount determined by the Board which is in excess of the capped amount set forth in the Company's collective agreement. These amounts were set on retirement of the parties concerned, namely Edouard de Royere and Alain Joly, by Board of Directors' meetings on May 23, 1995 for Edouard de Royere and on November 14, 2001 for Alain Joly, taking into consideration common practice in retirement benefits for executive managers in existence at that time. All of the other conditions of this agreement (described in greater detail on page 157 of the Annual Report), in particular, changes in amounts and the limits which would be applied by the Company to its retired employees and the conditions for reverting such retirement benefits to the surviving spouse, are applicable to the above-mentioned company officers. This plan, open to retired former employees and to employees aged 45 or older or with more than 20 years of seniority as of January 1, 1996, was closed on February 1, 1996.

In 2006, the amounts indicated in Section 1.2. above were paid to Edouard de Royere and Alain Joly under the aforementioned retirement benefit plans.

3.2. Members of Executive Management

On the appointment of Benoît Potier, Jean-Claude Buono and Klaus Schmieder to their new functions, the May 10, 2006 Board of directors meeting defined the conditions governing retirement, death, disability and related benefits for the three senior company officers, based mainly on the conditions previously applicable to their terms as Management Board members. Termination benefits were reconsidered.

A. Retirement benefit obligations

1. Because of his age and seniority, Jean-Claude Buono benefits from a retirement plan similar to the one described above for former company officers. The plan was set up in accordance with the Company's collective agreement of December 12, 1978. The Board of Directors has decided to renew the Company's commitment to pay Mr. Buono an annual global pension of 396,367 euros, (November 2001 value date), in his capacity as Senior Executive Vice-President to take into account his level of responsibility and experience. This amount will be revalued to take into consideration the change in retirement benefits paid by the Air Liquide Group between the initial allocation date (November 2001) and the effective pension payment date and includes the retirement guarantee related to his duties performed as a salaried employee. The amount exceeds the capped amount set forth in the above-mentioned collective agreement. As the Company requested Jean-Claude Buono to continue working over 60, it has been agreed that a survivor's pension payable to the spouse and equal to 60% of the retirement guarantee would be applicable in the event of death while in office. All other conditions under the Agreement are applicable, and in particular, changes in amount, conditions of reversion to the surviving spouse, as well as the contractual limits. As this is a related party agreement, the decision to allocate the pension is presented in the special auditors' report on page 183 and is submitted to the Shareholders' Meeting of May 9, 2007 for approval.

2. The Board of Directors has decided to reinstate in favor of Benoît Potier and Klaus Schmieder in their new capacity the retirement schemes which were previously applicable to their terms as Management Board members. In this context, the Board of Directors has decided that Benoît Potier, in his capacity as Chairman and Chief Executive Officer, and Klaus Schmieder, in his capacity as Senior Executive Vice-President and salaried employee, who do not meet the age or seniority conditions allowing them to benefit from the above-mentioned collective agreement of December 12, 1978, shall continue to benefit from supplementary retirement plans set up for senior managers and executives meeting certain eligibility conditions, including (i) for the portion of the remuneration up to 16 times the social security ceiling as part of a defined contribution scheme managed by a third party and (ii) for the portion of the remuneration exceeding 16 times the social security ceiling as part of a defined benefit scheme, an additional annuity as well as an annuity paid to the surviving spouse, subject to certain age conditions. Benoît Potier, as a company officer, and Klaus Schmieder, with respect to his duties both as a salaried employee and company officer, fall within this category. These plans, which presume a minimum seniority of at least 2 years, become effective for Klaus Schmieder beginning in 2006.

■ For the portion managed as part of a defined contribution plan, the Company pays an outside fund manager a fee representing a fixed percentage of the beneficiary's remuneration. Amounts paid as well as the corresponding investment income will be used to pay an additional retirement benefit in the form of a life annuity, supplemented by an annuity paid to the surviving spouse, subject to the beneficiary being able to invoke his rights under the standard old age pension plan applicable to all French retired employees. Should the mandate or employment contract be terminated, the fees cease to be paid.

■ Retirement benefits corresponding to the defined benefit plan are equal to 1% for each year of seniority based on the average of the 3 highest total annual remunerations exceeding 16 times the social security ceiling during the last 5 years of employment. For the calculation, the average of the total variable portions taken into account cannot exceed 100% of the average of the total fixed portions used for this calculation. Where applicable, an annuity equal to 60% of the above-mentioned benefits will be paid to the surviving spouse, if certain age conditions are satisfied. The defined benefit plan only applies if the beneficiary is still with the Company at the time of his retirement. In the event the mandate or employment contract is terminated at the Company's initiative, except for serious or gross negligence, the beneficiary may nevertheless maintain his rights should he reach 55 with a seniority of at least 5 years, or for employees benefiting from this plan before 2003, should he have more than 20 years of seniority.

As for all executive managers benefiting from these plans, total retirement benefits, under all retirement plans, are capped at 45% of the average of the three best years of the last five years' total annual remuneration, it being understood that for the calculation, the variable portion taken into account cannot exceed 100% of the fixed portion. Should this ceiling be reached, the amount paid under the defined benefit plan will be reduced accordingly.

The individual application of these plans to Benoît Potier and Klaus Schmieder was approved by the Board of Directors in compliance with the approval procedure on related party agreements. These agreements, similar to the agreements concluded with Benoît Potier and Klaus Schmieder when they were members of the Management Board and approved by the shareholders at the time, are presented in the special auditors' report (page 183 of this document) and are again submitted for approval at the Shareholders' Meeting on May 9, 2007.

The 2006 amount paid by the Company to the fund manager of Benoît Potier's supplementary defined contribution plan is indicated in Section 1.1. above.

B. Death, disability and related benefits

A supplementary death, disability and related benefits plan was subscribed with an insurance company to enable senior managers, whose remuneration exceeds 8 times the annual social security ceiling and in compliance with certain age and seniority conditions, to receive benefits in the event of death or permanent and absolute invalidity. This benefit is equal to 4 times the gross annual remuneration exceeding 8 times the social security ceiling. The contributions corresponding to this plan are paid in full by the Company and added back to the remuneration of beneficiaries as benefits-in-kind. The Board of Directors decided to renew payment of benefits under this plan, amended to expressly include company officers within its scope, in favor of Benoît Potier, in his capacity as Chairman and Chief Executive Officer. As these are related party agreements, these decisions are presented in the special auditors' report on page 183 and are submitted to the Shareholders' Meeting on May 9, 2007 for approval. The 2006 amount paid by the Company to the insurance company in favor of Benoît Potier is indicated in Section 1.1. above.

Jean-Claude Buono and Klaus Schmieder, who do not fulfill the age conditions required to benefit from the above-mentioned supplemental death, disability and related benefits plan, benefit from the Company's death, disability and related benefits plan applicable to all Group employees.

4 | Commitments related to termination of duties

4.1. Termination payments

Benoît Potier

■ As part of the amendment suspending his employment contract for the duration of his duties as Chairman and Chief Executive Officer, Benoît Potier has expressly waived the contractual termination payment of 35 months' remuneration he had been granted at the time of his appointment as Chairman of the Management Board, by agreement dated November 15, 2001 and approved by the Shareholders' Meeting on April 30, 2002 in connection with the related party agreements procedure.

■ In lieu of this payment, the Board of Directors has decided to grant Benoît Potier, in the event of revocation or non-renewal of his mandates as Chairman and Chief Executive Officer, except for gross negligence, a final and lump-sum fixed amount determined by applying the contractual provisions covering all Company executives, by (i) taking into account the number of years of seniority acquired from the beginning as salaried employee and company officer and (ii) using the total fixed and variable average monthly remuneration for the 24 months preceding termination of the mandate as the basis of calculation.

Application of the formula under the above-mentioned contractual provisions limit, in any case, the maximum amount of the aforementioned payment to 20 months' remuneration. This amount includes any payment that could be due in the event of termination of the employment contract.

■ Moreover, in the event the mandate is revoked or not renewed in the 24 months following a change in control of Air Liquide, the payment would be increased by 12 months' remuneration, as defined above.

As these are related party agreements, these decisions are presented in the special auditors' report on page 183 and are submitted to the Shareholders' Meeting on May 9, 2007 for approval.

Jean-Claude Buono

The Board of Directors has decided to grant Jean-Claude Buono, in the event of revocation or non-renewal of his mandate as Senior Executive Vice-President, in the 24 months following a change in control of Air Liquide, a compensation equal to 12 months' remuneration, the average monthly remuneration (fixed and variable) received by Jean-Claude Buono for whatsoever services rendered in the preceding 24 months serving as the basis of calculation of this payment.

As this is a related party agreement, this decision is presented in the special auditors' report on page 183 and is submitted to the Shareholders' Meeting on May 9, 2007 for approval.

Klaus Schmieder

■ Should the Company unilaterally terminate his employment contract before the age of 60, except in the case of serious negligence and incapacity, Mr. Klaus Scmieder would receive a termination payment equal to the lower of 18 months of the fixed portion of remuneration or the number of months of the fixed portion of his remuneration between such date and his 60th birthday.

■ The Board of Directors has decided to renew, in favor of Klaus Schmieder, with respect to his duties as Senior Executive Vice-President, in the event of revocation or non-renewal of his mandate, except for serious negligence, a final and lump-sum fixed payment equal to the lower of 18 months of the fixed portion of remuneration in his capacity as Senior Executive Vice-President or the number of months of the fixed portion of his remuneration between such date and his 60th birthday. The payment is cumulative with that due with respect to his employment contract in the event of the concomitant termination of the latter.

■ Moreover, should the revocation or non-renewal occur in the 24 months following a change in control of Air Liquide, this payment would be increased by 12 months' remuneration, the total fixed and variable average monthly remuneration received in the capacity of salaried employee and company officer for the 24 preceding months serving as the basis of calculation.

As this is a related party agreement, this decision is presented in the special auditors' report on page 183 and is submitted to the Shareholders' Meeting on May 9, 2007 for approval.

4.2. Unemployment insurance

By decision of the Board of Directors, Benoît Potier shall benefit, in his capacity as company officer, from the guarantee covering company managers and executives subscribed by the Company. The contributions paid by the Company are added back to the remuneration of Benoît Potier as benefits-in-kind.

As this is a related party agreement, this decision is presented in the special auditors' report on page 183 and is submitted to the Shareholders' Meeting on May 9, 2007 for approval.

5 Remuneration allocated to members of the Supervisory Board (*) / Board of Directors (**) and Management members

The remuneration allocated to members of the Supervisory Board (*) / Board of Directors (**) and Management members as compensation for their responsabilities within the entire Group, for the respective financial years, amounts to:

In millions of euros	2004	2005	2006
Supervisory Board (*)/ Board of Directors (**)	0.7	0.6	0.5
Management members	8.4	9.6	9.2
Total	**9.1**	**10.2**	**9.7**

(*) Until May 10, 2006.
(**) As of May 10, 2006.

The Company's Management members include the members of the General Management Team and the Executive Committee.

6 Transactions made on Company shares by corporate officers and directors

In 2006, the following transactions were made on Company shares by corporate officers and directors:

	Type of transaction	Date of transaction	Average price (in euros)
Jean-Claude Buono	Exercise of 800 share subscription options of L'Air Liquide S.A.	01-Feb-06	82.29
Jean-Claude Buono	Sale of 800 shares of L'Air Liquide S.A.	02-Feb-06	168.50
Alain Joly	Exercise of 12,000 share subscription options of L'Air Liquide S.A.	27-Feb-06	82.29
Alain Joly	Sale of 4,000 shares of L'Air Liquide S.A.	09-Mar-06	165.12
Benoît Potier	Exercise of 6,310 share subscription options of L'Air Liquide S.A.	10-Mar-06	82.29
Benoît Potier	Sale of 6,310 shares of L'Air Liquide S.A.	13-Mar-06	166.80
Alain Joly	Sale of 4,000 shares of L'Air Liquide S.A.	13-Mar-06	166.90
Alain Joly	Sale of 4,000 shares of L'Air Liquide S.A.	16-Mar-06	168.90
Benoît Potier	Exercise of 3,810 share subscription options of L'Air Liquide S.A.	17-Mar-06	82.29
Alain Joly	Exercise of 9,721 share subscription options of L'Air Liquide S.A.	17-Mar-06	82.29
Alain Joly	Sale of 9,721 shares of L'Air Liquide S.A.	22-Mar-06	170.95
Alain Joly	Exercise of 25,000 share subscription options of L'Air Liquide S.A.	27-Mar-06	114.75
Jean-Claude Buono	Exercise of 5,100 share subscription options of L'Air Liquide S.A.	31-Mar-06	82.29
Jean-Claude Buono	Sale of 5,100 shares of L'Air Liquide S.A.	03-April-06	171.80
Alain Joly	Sale of 2,600 shares of L'Air Liquide S.A.	03-April-06	172.90
Jean-Claude Buono	Exercise of 3,420 share subscription options of L'Air Liquide S.A.	13-April-06	82.29
Klaus Schmieder	Purchase of 574 shares of L'Air Liquide S.A.	03-May-06	173.00
Paul Skinner	Purchase of 500 shares of L'Air Liquide S.A.	11-May-06	176.20
Benoît Potier	Purchase of 170 shares of L'Air Liquide S.A.	24-May-06	161.50
Jean-Claude Buono	Purchase of 800 shares of L'Air Liquide S.A.	29-May-06	167.50
Alain Joly	Sale of 12,000 shares of L'Air Liquide S.A.	12-Sept-06	157.73
Jean-Claude Buono	Sale of 1,000 shares of L'Air Liquide S.A.	02-Oct-06	161.60
Jean-Claude Buono	Exercise of 1,000 share subscription options of L'Air Liquide S.A.	03-Oct-06	104.32

Corporate Governance

Share subscription and share purchase option plans

(to be regarded as the special report of the Board of Directors within the meaning of section L 225-184 of the French commercial code)

Pursuant to authorizations of Shareholders' Meetings and at the recommendation of the Appointments and Remuneration Committee, the Board of Directors, the Supervisory Board and the Management Board have adopted, at Group level, share subscription option plans for senior executives (including corporate officers) and key employees.

The purpose of these options is to motivate top-performing key Company executives, retain the highest performing executives and associate them with the medium and long-term interests of shareholders.

In addition, for the Company's 100th year celebration in 2002, share subscription options were granted on an exceptional basis to all Group employees worldwide, up to a maximum of 30 options each.

Share options are granted for a minimum unitary amount equal to 100% of the average market price during the 20 trade days prior to the day they are granted. The maximum exercise period is ten years for options granted before May 4, 2000, seven years for options granted between May 4, 2000 and April 8, 2004 and eight years for those granted since that date. Share options granted between September 24, 1997, and May 12, 1999, can only be exercised after a five-year minimum term. Share options granted since May 12, 1999, can only be exercised after a four-year minimum term from the date they were granted.

A very limited number of options have been granted subject to the achievement of certain objectives within a defined period.

Share options granted over the last ten years (maximum exercise period after their date of allocation)

	1997	1998	1999	2000	2001	2002	2002 (2)	2004	2004	2005	2006
Date of authorization by the EGM	05/22/96	05/22/96	05/12/99	05/04/00	05/04/00	04/30/02	04/30/02	04/30/02	05/12/04	05/12/04	05/12/04
Date of grant by the Board of Directors or the Management Board	09/24/97	01/22/98	05/12/99	09/07/00	08/28/01	06/14/02	10/10/02	04/08/04	11/30/04	03/21/05	03/20/06
Total share options granted	73,000	20,000	264,300	702,900	5,900	955,400	769,130	500,000	35,385	428,000	444,000
including to officers and directors		20,000	44,000	70,000		75,000	60	57,000	15,000	70,000	90,000
including to top ten executives receiving the highest number of options	55,000		46,000	83,500	5,900	112,000	300	77,000	12,325	61,800	62,000
Number of recipients	16	1	122	321	2	481	31,012	448	38	520	500
Exercise period start date	09/24/02	01/22/03	05/12/04	09/07/04	08/28/05	06/14/06	10/11/06	04/08/08	11/30/08	03/21/09	03/20/10
Expiration date	09/23/07	01/21/08	05/11/09	09/06/07	08/27/08	06/13/09	10/10/09	04/07/11	11/29/12	03/20/13	03/19/14
Strike price (in euros)	140.25	140.25	148.00	142,00	155.00	168,00	128.00	139.00	131.00	138.00	168.00
Strike price as of 12/31/06 (1)	83.10		98.81	104.32	113.86	123.41	105.78	114.87	119.09	125.45	152.73
Total share options granted adjusted as of 12/31/06 (1)	92,763	24,799	378,920	921,005	7,466	1,301,305	940,958	604,794	38,855	470,643	488,400
Total share options subscribed as of 12/31/06 (1)	9,673		122,268	479,979	4,766	221,262	346,120	1,181 (4)		881 (4)	
Total share options cancelled as of 12/31/06 (1) (3)	83,090	24,799	22,777	67,567	2,700	59,089	52,291	17,519	780	6,161	7,865
Total share options remaining as of 12/31/06 (1)			233,875	373,459		1,020,954	542,547	586,094	38,075	463,601	480,535

(1) Adjusted to take into account share capital increases through bonus share allocations (2006, 2004, 2002, 2000, 1998).

(2) Exceptional plan approved in 2002, for the Company's 100th year celebration and involving all Group employees who met certain conditions, including seniority. Plan limited to a maximum of 30 share options per beneficiary.

(3) Loss of exercise rights and, for 1997 and 1998, failure to achieve 3-year net earnings per share performance targets.

(4) Early exercise of rights provided for in the share option plans.

The total number of adjusted share options, granted by the Board of Directors, the Supervisory Board, and the Management Board under the plans authorized by Shareholders' Meetings, but not exercised as of December 31, 2006, amounts to 3,739,140 options, or 3.09% of the share capital (average strike price of 120.04 euros), of which 797,499 (average strike price of 124.34 euros) have been granted to General Management.

As of December 31, 2006, out of the total number of shares authorized at the Shareholders' Meeting, 2,727,090 options have not been granted by the Board of Directors.

Options granted in 2006

The General Shareholders' Meeting on May 12, 2004, gave the Management Board authority, subject to the approval of the Supervisory Board, for the purpose of granting to employees of the Company and its subsidiaries, and the Supervisory Board for the purpose of granting to members of the Management Board, options to purchase new shares of the Company to be issued to increase the capital, or options to purchase shares of L'Air Liquide S.A. repurchased by the Company, provided that the total number of shares for which options are thus granted not exceed 3% of the Company's share capital on the date the options are granted.

In accordance with the provisions of the thirteenth resolution of the Shareholders' Meeting of May 10, 2006, this authorization is now granted to the Board of Directors.

Under this authorization, the Management Board, in its meeting on March 20, 2006,, with the approval of the Supervisory Board, granted 444,000 options to purchase shares at a price of 168.00 euros each, equal to 100% of the average price of the preceding 20 trading days immediately preceding the date on which the options were granted to the 500 recipients.

These options may be exercised within a maximum period of eight years and may not be exercised during the four years immediately following the date on which they were granted.

Adjusted options granted to officers and directors

	in 2006
Benoît Potier	55,000
Jean-Claude Buono	22,000
Klaus Schmieder	22,000

Adjusted options granted to the ten employees (excluding corporate officers) who were granted the highest number of options

	in 2006
L'Air Liquide S.A.	53,680
Air Liquide Group	62,000

Options exercised in 2006

Following previous decisions by the Board of Directors, the Supervisory Board or the Management Board, as the case may be, some of the options granted from 1996 to 2005 were exercised in fiscal year 2006 for a total of 980,608, for an average strike price of 107.93 euros.

Options exercised by corporate officers

	Number of options exercised	Granted in	Average strike price (in euros)
Benoît Potier	10,120	1996	82.29
Alain Joly	25,000	2000	114.75
Alain Joly	21,721	1996	82.29
Jean-Claude Buono	9,320	1996	82.29
Jean-Claude Buono	1,000	2000	104.32

Options exercised by the ten employees of the company L'Air Liquide S.A. (excluding corporate officers) with the highest number of options exercised

Granted in	Number of options exercised	Average strike price (in euros)
1996	5,374	77.59
1999	11,841	98.81
2000	44,045	106.37
2002	41,415	123.41
Total	**102,675**	**110.87**

Options exercised by the ten employees of the Company and its subsidiaries (excluding corporate officers) with the highest number of options exercised

Granted in	Number of options exercised	Average strike price (in euros)
1996	2,000	82.29
1999	12,030	102.17
2000	54,715	107.39
2002	45,485	123.41
Total	**114,230**	**112.78**

Corporate governance

Duties and directorships exercised by the members of the Board of Directors and the General Management Team

Positions held during the last five years

Benoît Potier
Chairman and CEO
Business address:
Air Liquide, 75 quai d'Orsay – 75321 Paris Cedex 07
Born in 1957
Number of shares owned as of December 31, 2006: 10,604 shares
Date of 1st appointment: 2000
Start of current term: 2006
Expiration date of term: 2010

Positions held during the last five years

2002
Chairman of the Management Board: L'Air Liquide S.A.
Chairman-CEO: Air Liquide International, American Air Liquide Inc. (AAL), Air Liquide International Corporation (ALIC)
Chairman: American Air Liquide Corporation (ALAC)
Director: Séchilienne-Sidec, SOAEO, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Japan Ltd., Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.

Ecole Centrale des Arts & Manufactures
Member of the French Board: INSEAD

2003
Chairman of the Management Board: L'Air Liquide S.A.
Chairman-CEO: Air Liquide International, American Air Liquide Inc. (AAL), Air Liquide International Corporation (ALIC)
Director: SOAEO, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.

Danone Group, Ecole Centrale des Arts & Manufactures
Member of the Supervisory Board: Michelin

2004
Chairman of the Management Board: L'Air Liquide S.A.
Chairman-CEO: Air Liquide International, American Air Liquide Inc. (AAL), Air Liquide International Corporation (ALIC)
Chairman: American Air Liquide Holdings Inc. (AALH)
Director: SOAEO, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc., Air Liquide America Holdings Inc. (AHI)

Danone Group, Ecole Centrale des Arts & Manufactures
Member of the Supervisory Board: Michelin

2005
Chairman of the Management Board: L'Air Liquide S.A.
Chairman-CEO: Air Liquide International, American Air Liquide Inc. (AAL), Air Liquide International Corporation (ALIC)
Director: SOAEO, Air Liquide Italia, AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc., Air Liquide America Holdings Inc. (AHI)

Danone Group (Chairman of the Audit Committee), Ecole Centrale des Arts & Manufactures
Member of the Supervisory Board: Michelin

2006
Chairman of the Management Board: L'Air Liquide S.A. (until May 10, 2006)
Chairman-CEO: L'Air Liquide S.A. (as of May 10, 2006)
Air Liquide International, American Air Liquide Inc. (AAL), Air Liquide International Corporation (ALIC)
Chairman: American Air Liquide Holdings Inc.
Director: SOAEO (until March 2006), Air Liquide Italia Srl., AL Air Liquide España S.A.

Danone Group (Chairman of the Audit Committee)
Member of the Supervisory Board: Michelin

Sir Lindsay Owen-Jones
Vice-Chairman of the Board of Directors
Business address:
L'Oréal, 41 rue Martre – 92117 Clichy Cedex
Born in 1946
Number of shares owned as of December 31, 2006: 8,827 shares
Date of 1st appointment: 1994
Start of current term: 2006
Expiration date of term: 2009

Positions held during the last five years

2002
Vice-Chairman of the Supervisory Board: L'Air Liquide S.A.
Chairman-CEO: L'Oréal
Chairman of the Board of Directors and Director: L'Oréal USA Inc., L'Oréal UK Ltd, Galderma Pharma, Switzerland
Director: Gesparal, BNP Paribas, Sanofi-Synthelabo

2003
Vice-Chairman of the Supervisory Board: L'Air Liquide S.A.
Chairman-CEO: L'Oréal
Chairman of the Board of Directors and Director: L'Oréal USA Inc., L'Oréal UK Ltd
Chairman of the Board of Directors: Galderma Pharma, Switzerland
Director: Gesparal, BNP Paribas, Sanofi-Synthelabo

2004
Vice-Chairman of the Supervisory Board: L'Air Liquide S.A.
Chairman-CEO: L'Oréal
Chairman of the Board of Directors and Director: L'Oréal USA Inc., L'Oréal UK Ltd, Galderma Pharma, Switzerland (Chairman until May 24, 2004)
Director: Gesparal (until April 29, 2004), BNP Paribas, Sanofi-Aventis

2005
Vice-Chairman of the Supervisory Board: L'Air Liquide S.A.
Chairman-CEO: L'Oréal
Chairman of the Board of Directors and Director: L'Oréal USA Inc., L'Oréal UK Ltd
Director: Galderma Pharma, Switzerland, BNP Paribas (until December 14, 2005), Sanofi-Aventis, Ferrari SpA, Italy (as of April 22, 2005)

2006
Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Vice-Chairman of the Board of Directors and Director: L'Air Liquide S.A. (Chairman of the Appointments Committee, Chairman of the Remuneration Committee) (as of May 10, 2006)
Chairman-CEO: L'Oréal (until April 2006)
Chairman of the Board of Directors: L'Oréal (as of April 2006) (Chairman of the Committee for "Strategy and Implementation")
Chairman of the Board of Directors and Director: L'Oréal USA Inc., L'Oréal UK Ltd
Director: Galderma Pharma, Switzerland (until May 2006), Ferrari SpA (Italy), Sanofi-Aventis (member of the Appointments, Remuneration and Governance Committee),
Chairman: Alba Plus SASU (since July 2006)

Édouard de Royere

Honorary Chairman
Business address:
Air Liquide, 75, quai d'Orsay – 75321 Paris Cedex 07
Born in 1932
Number of shares owned as of December 31, 2006: 30,503 shares
Date of 1st appointment: 1971
Start of current term: 2006
Expiration date of term: 2008

Positions held during the last five years

2002
Honorary Chairman of the Supervisory Board: L'Air Liquide S.A.
Director: American Air Liquide Inc., Air Liquide International Corporation L'Oréal, Sodexho Alliance
Member of the Supervisory Board: Michelin
Auditor: Fimalac, Wanadoo
Chairman: Association Nationale des Sociétés par Actions (ANSA)

2003
Honorary Chairman of the Supervisory Board: L'Air Liquide S.A.
Director: American Air Liquide Inc., Air Liquide International Corporation Sodexho Alliance
Member of the Supervisory Board: Michelin
Auditor: Fimalac, Wanadoo
Chairman: Association Nationale des Sociétés par Actions (ANSA)

2004
Honorary Chairman of the Supervisory Board: L'Air Liquide S.A.
Director: American Air Liquide Inc., Air Liquide International Corporation Sodexho Alliance, Siparex Associés (since July 2004)
Member of the Supervisory Board: Michelin
Auditor: Fimalac, Wanadoo (until March 2004)
Chairman: Association Nationale des Sociétés par Actions (ANSA)

2005
Honorary Chairman of the Supervisory Board: L'Air Liquide S.A.
Director: Sodexho Alliance (until February 2005), Siparex Associés (until December 2005)
Auditor: Fimalac
Member of the Supervisory Board: Michelin
Honorary Chairman: Association Nationale des Sociétés par Actions (ANSA)

2006
Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A. (member of the Audit and Accounts Committee) (as of May 10, 2006)
Auditor: Fimalac
Member of the Supervisory Board: Michelin
Honorary Chairman: Association Nationale des Sociétés par Actions (ANSA)

Thierry Desmarest

Director
Business address: TOTAL, Tour Coupole, 2 place de la Coupole – 92078 Paris La Défense
Born in 1945
Number of shares owned as of December 31, 2006: 1,076 shares
Date of 1st appointment: 1999
Start of current term: 2006
Expiration date of term: 2009

Positions held during the last five years

2002
Member of the Supervisory Board: L'Air Liquide S.A.
Chairman-CEO: TotalFinaElf, Elf-Aquitaine
Chairman: Total Foundation
Director: Sanofi-Synthélabo
Member of the Supervisory Board: Areva

2003
Member of the Supervisory Board: L'Air Liquide S.A.
Chairman-CEO: TotalFinaElf, Elf-Aquitaine
Chairman: Total Foundation
Director: Sanofi-Synthélabo
Member of the Supervisory Board: Areva

2004
Member of the Supervisory Board: L'Air Liquide S.A.
Chairman-CEO: Total S.A., Elf-Aquitaine
Chairman: Total Foundation
Director: Sanofi-Aventis
Member of the Supervisory Board: Areva

2005
Member of the Supervisory Board: L'Air Liquide S.A.
Chairman-CEO: Total S.A., Elf-Aquitaine
Chairman: Total Foundation
Director: Sanofi-Aventis
Member of the Supervisory Board: Areva

2006
Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A. (member of the Appointments Committee, member of the Remuneration Committee) (as of May 10, 2006)
Chairman-CEO: Total S.A., Elf-Aquitaine
Chairman: Total Foundation
Director: Sanofi-Aventis
Member of the Supervisory Board: Areva

Alain Joly

Director
Business address: Air Liquide, 75, quai d'Orsay – 75321 Paris Cedex 07
Born in 1938
Number of shares owned as of December 31, 2006: 66,866 shares
Date of 1st appointment: 1982
Start of current term: 2006
Expiration date of term: 2009

Positions held during the last five years

2002
Chairman of the Supervisory Board: L'Air Liquide S.A.
Director: SOAEO, Air Liquide International Corporation (United States), American Air Liquide Inc.
Lafarge, BNP Paribas

2003
Chairman of the Supervisory Board: L'Air Liquide S.A.
Director: SOAEO, Air Liquide International Corporation (United States), American Air Liquide Inc.
Lafarge, BNP Paribas

2004
Chairman of the Supervisory Board: L'Air Liquide S.A.
Director: SOAEO, Air Liquide International Corporation (United States), American Air Liquide Inc.
Lafarge, BNP Paribas

2005
Chairman of the Supervisory Board: L'Air Liquide S.A.
Director: SOAEO
Lafarge, BNP Paribas

2006
Chairman of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A. (member of the Appointments Committee, member of the Remuneration Committee), (as of May 10, 2006)
SOAEO (until January 2006), Lafarge, BNP Paribas

Professeur Rolf Krebs

Director

Business address: Bankhaus Metzler, Grosse Gallusstr. 18
60311 Frankfurt am - Main - Germany
Born in 1940
Number of shares owned as of December 31, 2006: 605 shares
Date of 1st appointment: 2004
Start of current term: 2006
Expiration date of term: 2008

Positions held during the last five years

2002
Chairman of the Supervisory Board: Epigenomics AG
Member of the Advisory Board: Deutsche Bank Mitte, Weissheimer Malz GmbH, Barmenia Versicherungen

2003
Chairman of the Supervisory Board: Epigenomics AG
Member of the Advisory Board: Deutsche Bank Mitte, Weissheimer Malz GmbH, Barmenia Versicherungen

2004
Member of the Supervisory Board: L'Air Liquide S.A., Ganymed Pharmaceuticals AG, mg technologies, Vita 34 AG
Chairman of the Supervisory Board: Epigenomics AG
Member of the Advisory Board: Apax Partners, Deutsche Venture Capital, Peters Associates, Weissheimer Malz GmbH

2005
Member of the Supervisory Board: L'Air Liquide S.A., Ganymed Pharmaceuticals AG, GEA Group AG, Vita 34 AG
Chairman of the Supervisory Board: Epigenomics AG
Member of the Advisory Board: Apax Partners, Deutsche Venture Capital, Weissheimer Malz GmbH, Lehman Brothers Limited, E. Merck OHG, Almirall Podesfarma S.A.

2006
Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A. (member of the Audit and Accounts Committee) (as of May 10, 2006)
Chairman of the Supervisory Board: Epigenomics AG, Ganymed Pharmaceuticals AG, Merz Pharmaceuticals GmbH, E. Merck KGaA
Member of the Supervisory Board: GEA Group AG (until January 2006) et Vita 34 AG (until March 2006)
Member of the Advisory Board: Apax Partners, Deutsche Venture Capital, Weissheimer Malz GmbH, Lehman Brothers Limited, E. Merck OHG

Gérard de La Martinière

Director

Business address:
FFSA (Fédération Française des Sociétés d'Assurances),
26 boulevard Haussmann – 75009 Paris
Born in 1943
Number of shares owned as of December 31, 2006: 915 shares
Date of 1st appointment: 2003
Start of current term: 2006
Expiration date of term: 2007

Positions held during the last five years

2002
Chairman-CEO: Cie Financière de Paris
Chairman: Les Ateliers de Construction du Nord de La France (ANF), Sté Beaujon
Member of the Management Board: AXA
Chief Executive Officer: Finaxa
Director: Finaxa, AXA Insurance Holding (Japan), AXA Italia S.p.A. (Italy), AXA RéFinance, AXA Cessions, Schneider S.A., Crédit Lyonnais
Permanent Representative of:
- Axa on the Boards of Mofipar, Axa Corporate Solutions, Saint Georges RE, Axa Investment Managers
- Finaxa on the Board of Colisée Vendôme
- Sté Beaujon on the Board of Axa Reim
Member of the Supervisory Board:
European Financial Reporting Advisory Group (EFRAG)

2003
Before May 2003:
Chairman: AXA RéFinance, Les Ateliers de Construction du Nord de La France (ANF), FDR Participations, Sté Beaujon
Member of the Management Board: AXA
Deputy Chief Executive Officer: Finaxa
Director: Finaxa, AXA Cessions, Cie Financière de Paris, Oudinot Finance, AXA Insurance Holding Co., Ltd. (Japan)
Crédit Lyonnais, Schneider Electric
Permanent Representative of:
- Axa on the Boards of Axa Ré, Saint Georges RE, Axa Investment Managers
- Axa on the Board of Management of Mofipar
- Société Beaujon on the Board of Axa Real Estate Investment Managers
Member of the Supervisory Board: European Financial Reporting Advisory Group (EFRAG)
After May 2003 :
Member of the Supervisory Board: L'Air Liquide S.A., European Financial, Reporting Advisory Group (EFRAG)
Director: Schneider Electric S.A.
Chairman: LCH. Clearnet Group Limited UK, Fédération Française des Sociétés d'Assurances

2004
Member of the Supervisory Board: L'Air Liquide S.A.
Chairman: Fédération Française des Sociétés d'Assurances, Comité Européen des Assurances
Director: Schneider Electric S.A.
Chairman of the Board of Directors: LCH. Clearnet Group Limited UK

2005
Member of the Supervisory Board: L'Air Liquide S.A.
Chairman: Fédération Française des Sociétés d'Assurances, Comité Européen des Assurances
Director: Schneider Electric S.A.
Chairman of the Board of Directors:
LCH. Clearnet Group Limited UK

2006
Member of the Supervisory Board: L'Air Liquide S.A.
(until May 10, 2006)
Director: L'Air Liquide S.A. (Chairman of the Audit and Accounts Committee) (as of May 10, 2006)
Chairman: Fédération Française des Sociétés d'Assurances, Comité Européen des Assurances
Member of the Supervisory Board: Schneider Electric S.A. (Chairman of the Audit Committee)

Cornelis van Lede

Director
Business address: Akzo Nobel N.V., Velperweg 76,
PO Box 9300, 6824 BM Arnhem – The Netherlands
Born in 1942
Number of shares owned as of December 31, 2006: 610 shares
Date of 1st appointment: 2003
Start of current term: 2006
Expiration date of term: 2007

Positions held during the last five years

2002
Chairman of the Management Board: Akzo Nobel N.V.
Chairman of the Supervisory Board: Central Bank of the Netherlands
Director: Scania AB, Sara Lee Corporation
Member of the Supervisory Board: Heineken N.V.
Vice-Chairman of the Board of Directors: INSEAD

2003
Member of the Supervisory Board: L'Air Liquide S.A., Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V., KLM
Chairman of the Supervisory Board: Central Bank of the Netherlands
Director: Scania AB, Reed Elsevier, Sara Lee Corporation
Vice-Chairman of the Board of Directors: INSEAD

2004
Member of the Supervisory Board: L'Air Liquide S.A., Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director: Air France-KLM, Reed Elsevier, Sara Lee Corporation
Chairman of the Supervisory Board: Central Bank of the Netherlands (until October 2004)
Chairman of the Board of Directors: INSEAD

2005
Member of the Supervisory Board: L'Air Liquide S.A., Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director: Air France-KLM, Reed Elsevier, Sara Lee Corporation
Chairman of the Board of Directors: INSEAD

2006
Member of the Supervisory Board: L'Air Liquide S.A.
(until May 10, 2006)
Director: L'Air Liquide S.A. (member of the Appointments Committee, member of the Remuneration Committee)
(as of May 10, 2006)
Member of the Supervisory Board: Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director: Air France-KLM, Reed Elsevier, Sara Lee Corporation
Chairman of the Board of Directors: INSEAD

Béatrice Majnoni d'Intignano

Director
Born in 1942
Number of shares owned as of December 31, 2006: 702 shares
Date of 1st appointment: 2002
Start of current term: 2006
Expiration date of term: 2010

Positions held during the last five years

2002
Member of the Supervisory Board: L'Air Liquide S.A.
Professor of economics at the University of Paris XII - Créteil
Member of the Economic Analysis Council under the French Prime Minister
Director: AGF

2003
Member of the Supervisory Board: L'Air Liquide S.A.
Professor of economics at the University of Paris XII - Créteil
Member of the Economic Analysis Council under the French Prime Minister
Director: AGF

2004
Member of the Supervisory Board: L'Air Liquide S.A.
Professor at the University of Paris XII - Créteil
Member of the Economic Analysis Council
Director: AGF

2005
Member of the Supervisory Board: L'Air Liquide S.A.
Professor at the University of Paris XII - Créteil
Member of the Economic Analysis Council
Director: AGF

2006
Member of the Supervisory Board: L'Air Liquide S.A.
(until May 10, 2006)
Director: L'Air Liquide S.A. (member of the Audit and Accounts Committee) (as of May 10, 2006)
Professor at the University of Paris XII - Créteil
Member of the Economic Analysis Council
Director: AGF (member of the Remuneration and Agreements Committee)

Thierry Peugeot

Director
Business address: Peugeot S.A.
75 avenue de la Grande Armée – 75116 Paris Cedex 16
Born in 1957
Number of shares owned as of December 31, 2006: 550 shares
Date of 1st appointment: 2005
Start of current term: 2006
Expiration date of term: 2009

Positions held during the last five years

2002
Chairman of the Supervisory Board: Peugeot S.A., IP Est
Vice Chairman: Etablissements Peugeot Frères
Director: Cie Industrielle de Delle, La Française de Participations Financières, La Société Anonyme de Participations
Permanent Representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2003
Chairman of the Supervisory Board: Peugeot S.A.
Vice Chairman: Etablissements Peugeot Frères
Director: AMC Promotion, Cie Industrielle de Delle, Faurecia, IP Est, La Française de Participations Financières, La Société Anonyme de Participations
Permanent Representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2004
Chairman of the Supervisory Board: Peugeot S.A.
Vice Chairman: Etablissements Peugeot Frères
Director: AMC Promotion, Cie Industrielle de Delle, Faurecia, IP Est, La Française de Participations Financières, La Société Anonyme de Participations
Permanent Representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2005
Member of the Supervisory Board: L'Air Liquide S.A.
Chairman of the Supervisory Board: Peugeot S.A.
Vice Chairman: Etablissements Peugeot Frères
Director: Société Foncière, Financière et de Participations, La Française de Participations Financières, La Société Anonyme de Participations, Immeubles et Participations de l'Est, Faurecia, Compagnie Industrielle de Delle
Permanent Representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2006
Member of the Supervisory Board: L'Air Liquide S.A. (until May 10, 2006)
Director: L'Air Liquide S.A. (as of May 10, 2006)
Chairman of the Supervisory Board: Peugeot S.A.
Vice Chairman: Etablissements Peugeot Frères
Director: Société Foncière, Financière et de Participations, La Française de Participations Financières, La Société Anonyme de Participations, Immeubles et Participations de l'Est, Faurecia, Compagnie Industrielle de Delle
Permanent Representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

Paul Skinner

Director

Business address: 6 st James's Square – London SW1Y 4LD – United Kingdom
Born in 1944
Number of shares owned as of December 31, 2006: 550 shares
Date of 1st appointment: 2006
Start of current term: 2006
Expiration date of term: 2010

Positions held during the last five years

2002
Managing Director: The "Shell" Transport and Trading Co. plc
Chairman: Shell Canada
Member of the Board: Shell Deutschland Holdings GmbH, Shell International BV, Shell International Ltd, Shell International Petroleum co. Ltd, Shell Investments Ltd, Shell Petroleum NV, Shell Resources plc, Société des Pétroles Shell S.A.
Member of the Board of Directors: INSEAD

2003
Managing Director: The "Shell" Transport and Trading Co. plc
Chairman: Rio Tinto plc, Rio Tinto Ltd
Director: Standard Chartered plc
Member of the Board: Shell Deutschland Holdings GmbH, Shell International BV, Shell International Ltd, Shell International Petroleum co. Ltd, Shell Investments Ltd, Shell Petroleum NV, Shell Resources plc, Société des Pétroles Shell S.A.
Member of the Board of Directors: INSEAD

2004
Chairman: Rio Tinto plc, Rio Tinto Ltd
Director: Standard Chartered plc, Tetra Laval Group
Member of the Board of Directors: INSEAD

2005
Chairman: Rio Tinto plc, Rio Tinto Ltd
Director: Standard Chartered plc, Tetra Laval Group
Member of the Board of Directors: INSEAD

2006
Director: L'Air Liquide S.A. (as of May 10, 2006)
Chairman: Rio Tinto plc, Rio Tinto Ltd
Director: Standard Chartered plc, Tetra Laval Group
Member of the Board of Directors: INSEAD
Member of the Board: UK Ministry of Defence

Jean-Claude Buono
Executive Vice-President
Business address: Air Liquide, 75 quai d'Orsay
75321 Paris Cedex 07
Born in 1943
Number of shares owned as of December 31, 2006: 11,890 shares

Positions held during the last five years

2002
Member of the Management Board: L'Air Liquide S.A.
Chairman of the Board of Directors: SOAEO, Aqualung International
Chairman-CEO: Air Liquide Welding, Air Liquide Asia Pte. Ltd.
Vice-Chairman: Carba Holding
Director-Executive Vice-President: Air Liquide International
Director: Air Liquide Santé International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern, Air Liquide Japan Ltd., Air Liquide Tunisie, Air Liquide Italia Srl., AL Air Liquide España, Séchilienne-Sidec, Velecta Paramount

2003
Member of the Management Board: L'Air Liquide S.A.
Chairman of the Board of Directors: SOAEO, Aqualung International
Chairman-CEO: Air Liquide Welding, Air Liquide Asia Pte. Ltd.
Director-Executive Vice-President: Air Liquide International
Vice-Chairman: Carba Holding
Director: Séchilienne-Sidec, Air Liquide Santé International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern, Air Liquide Japan Ltd., Air Liquide Tunisie, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide US LLC, Velecta Paramount

2004
Member of the Management Board: L'Air Liquide S.A.
Chairman of the Board of Directors: SOAEO, Aqualung International
Chairman-CEO: Air Liquide Welding, Air Liquide Asia Pte. Ltd.
Director-Executive Vice-President: Air Liquide International
Vice-Chairman: Carba Holding
Vice-Chairman and Director: Air Liquide International Corporation
Director: Air Liquide Santé International, Séchilienne-Sidec (until December 13, 2004), American Air Liquide Inc., Air Liquide Far Eastern, Air Liquide Tunisie, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide US LLC (until June 17, 2004), Velecta Paramount, SNPE

2005
Member of the Management Board: L'Air Liquide S.A.
Chairman of the Board of Directors: SOAEO
Chairman-CEO: Air Liquide Welding, Air Liquide Asia Pte. Ltd.
Director-Executive Vice-President: Air Liquide International
Vice-Chairman: Carba Holding
Director: American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Santé International, Aqualung International, Air Liquide Far Eastern, Air Liquide Tunisie, Air Liquide Italia Srl. (until March 22, 2005), AL Air Liquide España (until June 22, 2005), Velecta Paramount, SNPE

2006
Member of the Management Board: L'Air Liquide S.A. (until May 10, 2006)
Executive Vice-President: L'Air Liquide S.A. (as of May 10, 2006)
Chairman of the Board of Directors: SOAEO (until March 2006)
Chief Executive Officer: Air Liquide Welding
Director-Executive Vice-President: Air Liquide International
Vice-Chairman: Carba Holding (until September 2006)
Director: Air Liquide Santé International, Aqualung International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern Ltd., Air Liquide Tunisie, Velecta Paramount, SNPE

Klaus Schmieder
Executive Vice-President
Business address: Air Liquide, 75 quai d'Orsay
75321 Paris Cedex 07
Born in 1948
Number of shares owned as of December 31, 2006: 1,477 shares

Positions held during the last five years

2002
Chairman of the Management Board: Messer Griesheim GmbH
Member of the Supervisory Board: Messer Nippon Sanso GmbH and Co. KG, Messer Griesheim Industries Inc., Messer Group Inc., Altana AG

2003
Chairman of the Management Board: Messer Griesheim GmbH
Member of the Supervisory Board: Messer Nippon Sanso GmbH and Co. KG, Messer Griesheim Industries Inc., Messer Group Inc., Altana AG

2004
Member of the Management Board:L'Air Liquide S.A. (as of May 12, 2004)
Member of the Supervisory Board: Altana AG
Director: MNS Nippon Sanso

2005
Member of the Management Board: L'Air Liquide S.A.
Vice-Chairman: Air Liquide GmbH
Director: Air Liquide Deutschland GmbH, Air Liquide Italia Srl., AL Air Liquide España, MNS Nippon Sanso (until January 5, 2005)
Member of the Supervisory Board: Altana AG

2006
Member of the Management Board: L'Air Liquide S.A. (until May 10, 2006)
Executive Vice-President: L'Air Liquide S.A. (as of May 10, 2006)
Director: Air Liquide Deutschland GmbH, Air Liquide Italia Srl., AL Air Liquide España
Member of the Advisory Board (Beirat): Schülke & Mayr GmbH
Member of the Supervisory Board: Altana AG

Statutory auditors' offices and remuneration

Statutory auditors' offices

Ernst & Young

Principal statutory auditor
The Ernst & Young Audit firm is represented by Olivier Breillot
Tour Ernst & Young – 92037 Paris La Défense Cedex

Substitute statutory auditor
Valérie Quint with Ernst & Young Audit
Tour Ernst & Young – 92037 Paris La Défense Cedex

Mazars & Guérard

Principal statutory auditor
The Mazars & Guérard firm is represented by Frédéric Allilaire
61, rue Henri Regnault – 92400 Courbevoie

Substitute statutory auditor
Patrick de Cambourg with Mazars & Guérard
61, rue Henri Regnault – 92400 Courbevoie

All statutory auditors, principal or substitute, were appointed May 12, 2004. Their terms of office will expire following the General Shareholder's Meeting called to approve the 2009 financial statements.

Remuneration of statutory auditors and their network

Fees recorded in 2004, 2005 and 2006 by the Air Liquide Group for engagements awarded to the statutory auditors were as follows:

	2006							
In thousands of euros	Ernst & Young		Mazars		Other		Total	
Statutory audit, certification, review of individual and consolidated financial statements	4,520	81.6%	2,399	97.1%	718	57.8%	7,637	82.6%
Issuer	595		416				1,011	
Fully consolidated subsidiaries	3,925		1,983		718		6,626	
Other procedures and services directly related to the fully consolidated subsidiaries	312	5.6%	44	1.8%	70	5.6%	426	4.6%
Issuer	33						33	
Fully consolidated subsidiaries	279		44		70		393	
Total of audit services	**4,832**	**87.2%**	**2,443**	**98.9%**	**788**	**63.4%**	**8,063**	**87.2%**
Legal, employee and tax services	573	10.3%	27	1.1%	352	28.3%	952	10.3%
Other services	134	2.4%			102	8.2%	236	2.6%
Other services rendered by the network to the fully consolidated subsidiaries	**707**	**12.8%**	**27**	**1.1%**	**454**	**36.6%**	**1,188**	**12.8%**
Total of auditors' remuneration	**5,539**	**100.0%**	**2,470**	**100.0%**	**1,242**	**100.0%**	**9,251**	**100.0%**

In thousands of euros	2005 Ernst & Young		Mazars		Other		Total		2004 Total
Statutory audit, certification, review of individual and consolidated financial statements	5,177	65.7%	1,829	89.1%	794	34.7%	7,800	63.8%	6,569
Issuer	650		311				961		
Fully consolidated subsidiaries	4,527		1,518		794		6,839		
Other procedures and services directly related to the fully consolidated subsidiaries	1,304	16.5%	0	0.0%	113	4.9%	1,417	11.6%	2,964
Issuer	600						600		
Fully consolidated subsidiaries	704				113		817		
Total of audit services	**6,481**	**82.2%**	**1,829**	**89.1%**	**907**	**39.6%**	**9,217**	**75.4%**	**9,533**
Legal, employee and tax services	1,160	14.7%			1,180	51.5%	2,340	19.1%	1,924
Other services	243	3.1%	223	10.9%	204	8.9%	670	5.5%	561
Other services rendered by the network to the fully consolidated subsidiaries	**1,403**	**17.8%**	**223**	**10.9%**	**1,384**	**60.4%**	**3,010**	**24.6%**	**2,485**
Total of auditors' remuneration	**7,884**	**100.0%**	**2,052**	**100.0%**	**2,291**	**100.0%**	**12,227**	**100.0%**	**12,018**

Risk Management

The Report from the Chairman of the Board on the Company's internal control procedures presents the Group's organization and procedures for managing risks (page 28).

Specific business-related risks

Currently, Air Liquide's overall business activity does not rely on third-party patents, nor does it depend on industrial, commercial or financial supply contracts, or new manufacturing processes.

The Group serves more than one million customers in a broad range of industries, over a wide geographic area, thus mitigating any concentration of customer credit risk for the Group.

Because of the high price volatility of electricity and natural gas due mainly to market deregulation, Air Liquide's policy is to index long-term customer contracts to hedge these risks. Recent fluctuations in electricity prices led the Group to replace its pricing indices, for the regulated period, with indices relevant to each national market. For several years, the Group has followed the same approach for natural gas. In parallel, Air Liquide has optimized its policy for the supply of electricity and gas. This policy enables the Group to offer the best possible terms to its customers, safely and with transparency, as it is based on reliable and efficient sources of supply.

In the large Industries activity and in a significant part of Industrial Merchant, Air Liquide hedges Energy risks with contractual indexation.

Industrial and environmental risks

Industrial and environmental risks are detailed in the two sections on sustainable development in the Reference Document.

These sections indicate the number of sites under the European Seveso directive and the number of equivalent sites worldwide, electrical and thermal energy consumption, water consumption, emissions into water and the atmosphere, the distance covered by delivery trucks and progress made towards quality (ISO 9001) and environmental (ISO 14001) certifications.

These sections also include:
- the Group's safety policy, a key priority, with results for the past 15 years,
- the deployment of the new industrial management system (IMS) designed to consolidate the management processes concerning safety, reliability, environmental preservation and risk control for all the Group's industrial activities worldwide.

Legal risks

The Group has a worldwide presence. Its companies operating industrial and medical gases production units are obliged to comply with the rules and regulations in force locally, particularly in the technical field.

Furthermore, in Healthcare, certain products may be subject to drug regulatory control.

At this time, the Group has no knowledge of any exceptional facts or litigation, including in the very recent past, that could significantly affect its assets, financial position, activities or results.

Financial risks

The Group's financial policy and financial risk management principles are defined and their implementation monitored by the Finance Committee. This Committee is comprised of members of the Management Board, the Finance Director and representatives from the Finance Department. The Finance Department also analyzes country and customer risks as part of Investment decisions and participates in Investment Committee meetings.

Foreign exchange risk

Since industrial and medical gases are rarely exported, most products are manufactured in the country where they are sold. Thus, the risk of currency fluctuations affecting the Group's activities is limited and transactional risk is marginal. Foreign exchange transaction risk is related to cash flows arising from patent royalties, technical support and dividends, and foreign currency commercial cash flows from operating entities. These commercial cash flows in foreign currencies only represent approximately 4% of consolidated revenues on an annual basis. This foreign exchange transaction risk is managed through the hedging policy implemented by the Finance Department.

Furthermore, the Group provides a natural hedge and reduces its exposure to exchange rate fluctuations by raising debt in the currency of the cash flows generated to repay debt. In countries outside the euro, US dollar and yen zones, financing is raised in local currency or when contracts are indexed in euros or US dollars, in foreign currency (EUR or USD).

The residual foreign exchange risk to which the Group is exposed is mainly the translation of local currency financial statements into euros (foreign exchange translation risk). Regarding this translation risk, the sensitivity to the two main foreign currencies – the US dollar (USD) and the yen (JPY) is as follows:

Foreign exchange risk

Impact of a + / – 1 % fluctuation in the foreign exchange rate

In millions of euros	On sales	% group	On operating income recurring	% group
USD	21.0	0.19	2.5	0.15
JPY	10.1	0.09	1.1	0.06

Note 27 to the financial statements describes the foreign exchange transaction risk management process and the derivative instruments used.

Interest rate risk

The Group's objective is to reduce the impact of interest rate fluctuations on its interest expenses and, by a prudent policy, to finance long-term assets with shareholders' equity and fixed-rate long-term debt. Since most of Air Liquide's activities are based on long-term contracts (10 to 15 years), a policy promoting interest rate hedging (fixed rates and options) ensures financing cost when deciding on long-term investments.

Group policy is to maintain over a medium to long-term horizon at least 50% of total debt at fixed-rates and to protect the residual balance (floating-rate debt) using optional hedges. This approach enables the Group to limit the impact of interest rate fluctuations on financial expenses, while benefiting, for a portion of the debt, from short-term interest rates which are generally lower than long-term interest rates.

Air Liquide interest rate risk management on its main currencies - euro, U.S. dollar, and Canadian dollar is centralized. These currencies represent approximately 94% of total gross debt. For other currencies, the Finance Department advises the subsidiaries on hedging their foreign currency exposure in accordance with local financial market regulations.

The Finance Committee determines the fixed rate/floating rate ratio for each currency and approves the hedging instruments used.

Note 27 to the financial statements describes the sensitivity of the Group's financial expenses to interest rate fluctuations.

Counterparty and liquidity risk

They are described in note 27 to the financial statements

Insurance management

The Group has adequate insurance coverage, underwritten by first-rate insurers, for civil liability, property damage and business interruption.

Property damage and business interruption

Group property and business interruption are covered by property and casualty insurance policies underwritten in each country in which the Group operates. Most all of these policies are integrated into an international program.

These policies, which are generally of the "All Risks" form, cover fire, lightning, water damage, explosions, vandalism, impact, machinery breakdown, theft and, depending on the country and in limited amounts, natural disasters.

Business interruption is insured for most production sites under these same policies.

The coverage period for business interruption is 12 to 18 months.

Property damage deductibles are 15,000 euros per loss for small sites and 400,000 euros per loss for large production units, except in the United States, where the deductible is 1.5 million dollars per loss. Business interruption is covered with a deductible period of 15 days for most operations, except in the United States, where the deductible is 60 days.

Since January 1, 2003, the Group has retained a portion of property damage and business interruption risk through a captive reinsurance company in Luxembourg. This captive reinsurance company is fully integrated within the property damage and business interruption national program.

This company covers losses of up to 5 million euros per loss over and above the deductibles to a maximum of 10 million euros per year. Beyond these amounts, risks are transferred to insurers. The captive reinsurance company is run by a captive manager approved by the Luxembourg Insurance Commission.

This reinsurance company is fully consolidated. Its balance sheet as of December 31, 2006 totaled 20.7 million euros, mainly represented by cash in assets and technical provisions in liabilities.

Insurers conduct regular visits at the main industrial sites for risk prevention purposes.

Civil liability

In terms of civil liability, the Group maintains two separate coverages, one for the North American zone and another for the rest of the world. The North American zone is covered by insurance underwritten in the United States. For the other zones, the Group has taken out an umbrella policy, underwritten in France, which covers both the Company and its subsidiaries outside of the United States and Canada, beyond any local coverage provided for the subsidiaries.

These two policies cover liability of the Group companies for any damage they might cause to a third party in the course of doing business (operational risk) or arising from their products (product risk). Furthermore, with certain limitations, these policies cover pollution risk and product recall costs.

The coverage amounts underwritten exceed 500 million euros. Both policies are built on several overlapping insurance lines and each line has been underwritten for a given amount with several insurers sharing the risk. Beyond the first line, the upper lines pick up the excess risk from the lower lines.

The policy underwritten by the Company in France serves as an umbrella for subsidiaries outside of North America. Under this umbrella, each foreign subsidiary has its own policy covering damages to third parties incurred through its activities or products. The amount insured for each subsidiary in its policy depends on the amount of its revenue. The coverage under the French umbrella policy is supplemental to any local amounts.

The deductible is 2 million dollars per loss for insurance underwritten in the United States for North America. The deductible of the umbrella policy underwritten in France for the rest of the world is 15,250 euros per loss, but with higher amounts for pure financial loss, pollution, recall costs and Electronics customers.

The main exclusions are deliberate acts, war, nuclear incidents and repair of defective products.

Sustainable development

Indicators and objectives

The principles of sustainable development that have been at the heart of Air Liquide's corporate strategy are focused on four dimensions:

- **Creating value for shareholders** by developing the company's business and performance over the long term and with transparency,
- **Developing the potential of the company's men and women** in their commitment to a common objective,
- **Preserving life and the environment** in the Group's operations and at its customers' sites,
- **Innovating for tomorrow** to guarantee the growth of the company and its customers.

Benoît Potier
Chairman and Chief Executive Officer

Sustainable development revenue

About **one third of Air Liquide's revenue** is directly linked to applications or activities that help preserve life and the environment. There are the environmental applications of gases, of course, but also the Healthcare sector as well as solutions to reducing energy consumption.

Contents

SUSTAINABLE DEVELOPMENT

Methodology for reporting human resources, safety and environmental indicators

Protocol and definitions

In the absence of a relevant and recognized benchmark for industrial gas activities, Air Liquide has created a protocol to define its reporting methods for human resources, safety and environmental indicators. This protocol includes in a single document all the definitions, measurement procedures and collection methods for this information.

In line with the Group's commitment to continuous improvement, Air Liquide is gradually making adjustments to its sustainable development indicators protocol to reflect changes in the Group. This protocol is based on the general principles defined by the Group with regard to scope, responsibilities, controls and limits, and establishes definitions, responsibilities, tools and data-tracing methods for each indicator. This document is regularly updated. Moreover, this protocol is now applied to all the Group's formalized procedures in the framework of the IMS (Industrial Management System).

Scope and consolidation methods

Starting this year, production units are included in the reporting system as of their industrial service startup, whereas in preceding years, they were included after one complete calendar year of activity.

Human resources indicators are consolidated worldwide for all companies globally and proportionally integrated within the financial consolidation scope. Safety indicators are consolidated worldwide for all companies in which Air Liquide has operational control.

Information on the impact of transportation (kilometers traveled by delivery trucks, carbon dioxide emitted) covers the entire world. Figures are calculated on the basis of data collected in the main countries where the Group is established around the world. Information on kilometers saved and carbon dioxide emissions avoided through on-site air gas production units is worldwide and involves all countries globally integrated within the financial consolidation scope.

Environmental and energy indicators for the eight main types of production units operated by the Group are consolidated for the third year based on a worldwide scope that includes the main countries in which the Group is established, accounting for about 99% of the Group's revenue in Gas and Services, and 94% of the Group's total revenue.

This year, the inclusion of production units in the reporting is exactly in line with the Group's financial consolidation rules. All the units that belong to the Group's companies consolidated through global integration are included in the reporting. The units that belong to companies consolidated through proportionate consolidation are reported using the same percentage as the Group's holding in this company. Lastly, companies consolidated financially through the equity method are not included in the reporting.

Estimates of the Group's revenue percentage where the IMS (Industrial Management Systems) is being rolled out are based on the companies included within the financial consolidation scope. Electricity consumption is only taken into account when Air Liquide pays for this electricity. Energy consumption of on-site units, as well as water consumption specific to the sale of treated water (which is not part of the Group's core business) are excluded from the data consolidation scope. Certain sites including several activities may report data on only one of those activities.

Reporting and responsibility

Human resources, safety and environmental indicators are produced by several data-collection systems in the Group, each under the responsibility of a specific department.

- Human resources indicators included in the Group's general accounting consolidation tool are under the dual responsibility of the Finance Department and the Human Resources Department.
- Safety indicators are based on the Group's accident reporting tool, which falls under the Safety and Risk Management Department (DMRS).

■ The energy indicators for carbon dioxide emissions from the main air separation units, cogeneration, hydrogen and carbon monoxide units are tracked by the Large Industries division using a dedicated intranet tool.

■ As a complement, the collection of environmental data is carried out by the Safety and Risk Management Department (DMRS) using a dedicated intranet tool, and includes:

– for the units mentioned above, other environmental indicators (atmospheric emissions, water consumption, discharge into water, etc.),

– for the smaller units (acetylene, nitrous oxide, carbon dioxide units, and hygiene and specialty products units) and the welding units, all indicators (energy use, atmospheric emissions, water consumption, discharge into water, etc.),

■ Indicators on kilometers traveled are the responsibility of the Industrial Merchant division.

■ Finally, the estimate of the Group's revenue percentage where the IMS project is being rolled out are indicators under the responsibility of the Safety and Risk Management Department.

Controls

Each department in charge of collecting data is responsible for indicators provided. Control occurs at the time of consolidation (review of changes, intersite comparisons). Safety and energy indicators are included in operational audits of business activities. In addition, in the process of collecting data in an expanded scope, the Safety and Risk Management Department (DMRS) conducted internal audits of environmental data on a sample of sites representative of the various types of units monitored. Where the data reported is incoherent or missing, an estimated value may be used by default. For the fourth year, and in the spirit of continuous improvement, Air Liquide has asked the Environment and Sustainable Development Department of its statutory auditors, Ernst & Young and Mazars & Guérard, to review the Group's procedures for human resources (excluding employee shareholders), safety and environmental indicators, and to check certain sites or units on the process of data collection. The review and its findings are presented below. This review process has also given rise to recommendations, communicated within the Group, in order to improve performance in the following year.

Methodological limitations

Methodologies for reporting on certain human resources, safety, and environmental indicators may present certain limitations, given:

■ the absence of recognized definitions at the national and international levels, in particular those indicators concerning engineers and managers and social performance,

■ the representative character of measurements and the necessary estimates involved. This is particularly relevant for indicators on carbon dioxide emissions avoided, water consumption, kilometers saved by on-site units and indicators regarding training.

SUSTAINABLE DEVELOPMENT

Statutory auditors' report

about safety and environmental reporting procedures*

At the request of Air Liquide, as statutory auditors, we reviewed reporting procedures of human resources [1], safety and environmental indicators published for the 2006 reporting period and presented in the tables on the following pages. These indicators were prepared under the responsibility of Air Liquide's Executive Management, according to the Group's procedures summarized in the preceding pages. It is our responsibility to provide you with our findings following the review described below.

Nature and scope of review

As agreed, we carried out the following tasks:

- We reviewed the procedures and their relevance, their completeness and precision with regard to the Group's activities;
- We conducted interviews at corporate headquarters with the departments in charge of the various reporting systems (sustainable development, human resources, finance, risk and safety management, Large Industries, Industrial Merchant) to review the consolidation and data control processes as well as their presentation in the Annual Report;
- We visited six entities and six production units in five countries in Europe and North America: the Large Industrie Belgium entities, the Air Liquide America entities in the United States[2], Air Liquide Belgium, Air Liquide España, Air Liquide Deutschland GmbH and Shülke & Mayr GmbH (Germany) for the human resources reporting; the air separation units Fos Audience and Tonkin (France), the hydrogen production units El Segundo (United States) and Puertollano (Spain) and the air separation and cogeneration units of Bayport (United States) for environmental and safety reporting. In these areas, we selected the topics we considered priorities: for human resources, employees, parity for women, training and performance review; for safety, accident frequency rate; for the environment, energy consumption, carbon dioxide emissions and water consumption; and for management systems, deployment of the IMS (Industrial Management System). We evaluated the proper understanding and implementation of data-collection procedures.
- For this review, we called on our teams specialized in sustainable development.

In accordance with ISAE (International Standard on Assurance Engagements) international audit standards, such a review does not include all the relevant controls for providing assurance on data, but it does allow us to describe findings on reporting procedures.

Findings on procedures

Our reviews led us to the following conclusions:

- The Air Liquide Group presents it methodology on the preceding pages as well as notes and comments on the tables on the following pages. In particular, the production units' consolidation rules have been modified for this year to be in line with financial consolidation rules.
- Compared to the preceding year, the formalization of data-collection procedures has been strengthened:
  - For environmental and safety indicators, the protocol is based on all the formalized procedures in the framework of the IMS (Industrial Management System),
  - For human resources, awareness-raising on the protocol's application has been increased.
- The application of data-collecting procedures and the consolidation of data on training and water consumption are perfectible.

Courbevoie, Paris-La Défense, March 19, 2007

The statutory auditors

MAZARS & GUERARD	ERNST & YOUNG Audit
Philippe MOUTENET	Olivier BREILLOT

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers.

(1) Excluding share capital held by Group employees.

(2) Entity comprised of the AL Large Industries LP, AL Industrial US LP, AL America LP, AL Advanced Technologies US LLC, AL Electronics US LP, AL Healthcare and AL USA LLC companies.

SUSTAINABLE DEVELOPMENT

Shareholders

Growth of net profit and basic earnings per share

	1997	1998	1999	2000	2001	2002	2003	2004 IFRS	2005	2006
Net profit (in millions of euros)	471	516	563	652	702	703	726	780	933	1,002
Basic earnings per share (in euros) (1)	3.78	4.14	4.54	5.27	5.75	5.83	6.06	6.56	7.86	8.35

(1) Based on the average annual number of shares (excluding treasury shares) and adjusted to account for increases in capital and share subscriptions.

Growth in overall distribution to shareholders

Year	Overall distribution in euros
1997	179,476,216
1998	205,141,753
1999	221,705,489
2000	281,772,221
2001	298,089,761
2002	330,455,564
2003	327,486,475
2004	391,189,742
2005	432,083,449
2006	**497,047,195**

Evolution of % of registered capital and number of shares with bonus dividend since 1997

Year	Registered capital (in %)	Number of shares with bonus dividend
1997	38%	23,110,575
1998	35%	25,539,055
1999	32%	24,087,590
2000	30%	24,944,295
2001	29%	23,315,671
2002	27%	24,489,228
2003	28%	24,266,063
2004	30%	25,876,746
2005	31%	27,264,001
2006	**32%**	**31,126,097**

Evolution of share ownership

In %	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Individual shareholders	52.0	48.2	50.0	45.4	41.7	39.9	40.5	38.9	38.1	**38.4**
Institutional investors	48.0	51.8	50.0	52.9	55.6	58.4	57.6	59.8	61.4	**60.9**
Treasury shares				1.7	2.7	1.7	1.9	1.3	0.5	**0.7**

Objective

In the last 10 years, the growth in value of a portfolio of Air Liquide shares has been +13% a year, including reinvested dividends, bonus shares and loyalty bonuses granted to registered shareholders. The Group's objective is to follow this long-term and transparent policy of comprehensive remuneration for shareholders in order to ensure regular growth in the value of their investment.

SUSTAINABLE DEVELOPMENT

Human resources, social and societal

A certain number of human resources indicators appears below. The Group has also been increasingly involved in the social and societal sectors.

The expansion of the European Union and the Group's recent acquisitions are taken into account in the composition of the European Group Committee, which now has 25 members from the 13 countries. It meets once a year under the chairmanship of a senior executive vice-president. The Group is a member of the Observatoire sur la Responsabilité Sociale des Entreprises (ORSE) in France.

As for ethics, in 2006, the Group launched an approach to encourage most of the subsidiaries to gradually include Air Liquide's operating principles in local codes of conduct (25 units on five continents representing 42% of the Group's employees already documented their code of conduct in 2006). In addition, certain functions (purchasing, sales, legal, etc.) have detailed the operating principles related to their activity in more specific codes. As for purchasing in particular, suppliers must be openly and fairly evaluated and are bound to comply with Air Liquide commitments on sustainable development, especially on safety, the preservation of the environment and respect for men and women. Moreover, in 2006, Air Liquide formalized the action principles that have always guided its operation. These principles were brought together in a document that spells out the Group's ambition and each employee's behavior with all the stakeholders, customers, personnel, suppliers, partners and local communities.

This document also details the Group's approach to respect for the environment, innovation and performance, Air Liquide's fundamental values. This document is available in 16 languages and is being distributed to all the Group's employees. Finally, the Group has undertaken a certain number of corporate sponsorship operations concerned with preserving life and the environment. In 2006, these Group operations, cash and equipment donations taken together, exceeded one million euros.

Storebrand

This Norwegian major investment fund has positioned Air Liquide among the best companies for its environmental and social performances.

Ethibel Sustainability Index

Since 2005, Air Liquide has been included in this indicator, which encompasses 280 companies worldwide, and was selected by VIGEO, the European extra-financial rating agency, because they are the leaders in sustainable development.

Indicators for the Group as a whole

Employees (1)	2002	2003	2004	2005	2006
Group employees	30,800	31,900	35,900	35,900	**36,900**

Distribution of employees by geographic zone (2006)	France	Europe (excluding France)	Americas	Asia-Pacific	Africa and Middle-East
	29%	30%	22%	16%	3%

Age distribution (2006)	Under 30 years	30 to 40 years	40 to 50 years	50 to 60 years	Over 60 years
	15%	33%	29%	21%	2%

% employees resigning in the year	2004	2005	2006
	3.4%	3.7%	**4.8%**

(1) Employees under contract, excluding temporary employees.

Parity/Diversity	2003	2004	2005	2006
Women				
% women among engineers and managers	14%	17%	17%	**18%**
% women among engineers and managers hired during the year	24%	31%	28%	**29%**
% women among employees considered high potential	20%	21%	24%	**27%**
Number of nationalities				
Among expatriates	36	36	36	**40**
Among senior managers	25	21	20	**23**
Among employees considered high potential	35	37	40	**43**

	2003	2004	2005	2006
Training				
% total payroll allocated to training (approximate)	3%	3%	3%	**3%**
Average number of days of training per employee	2.5 days	2.7 days	2.6 days	**2.7 days**
% employees who attended a training program at least once during the year		67%	67%	**70%**
Remuneration				
% employees with an individual variable share as part of their remuneration	36%	40%	41%	**43%**
Performance review				
% employees who have had a performance review meeting with their direct supervisor during the year	60%	70%	72%	**70%**
% of employees who have had a career development meeting during the year				**13%**
Social performance				
Average seniority in the Group			12 years	**12 years**
% of handicapped employees			1.3%	**1.3%** (2)
% of employees having access to organized representation/dialogue/consultation			74%	**77%**
% of employees belonging to a unit at which an internal satisfaction survey was conducted within the last three years (3)			56%	**71%**
% of employees with benefits coverage through the Group (4)			98%	**97%**
Investment equity				
% capital held by Group employees	0.9%	0.86%	1.2%	**1.1%**
% Group employees shareholders of L'Air Liquide S.A (approximate).		Over 40%	60%	**50%**

(2) For the countries where regulations allow this data to be made available.
(3) Indicator includes units with over 300 employees.
(4) Includes retirement benefits.

Detailed human resources information for L'Air Liquide S.A. is in the "Social Report" on the Internet site www.airliquide.com and is available on request.

Parity

Objective

To strengthen the position of women in the Group, in particular through recruitment of engineers and managers. The Group's objective is to increase the hiring of women in this category, from nearly one out of three new hires today to more than two out of five within five years (2005-2009).

Monitoring the objective

In four years (2003 to 2006), the percentage of women hired as engineers and managers in the Group increased from 24 to 29%. In 2006, this percentage reached 37% in France and several countries have already exceeded the Group's objective of 40%. In the framework of Air Liquide's policy of encouraging the hiring and professional evolution of women, and of strengthening their number and responsibilities in the company, awareness-raising and exchange days focused on parity are being organized in France in 2007.

Training

Objective

To increase training opportunities so that by 2009, all employees have the chance to enhance their skills and facilitate their advancement through, on average, at least three training days a year.

Monitoring the objective

The number of training days per person per year increased slightly (2.7 days) in 2006. The Group is continuing to work on specific training programs for each major business line and for each major geographic zone.

Monitoring performance

Objective

On every site, in every region, in every unit, the Group's objective is that 100% of all employees meet their direct supervisor once a year for a performance evaluation interview and meet a manager from the Human Resources Department about every three years for a career development interview.

Monitoring the objective

In 2006, the percentage of employees who had a performance review meeting with their direct supervisor was 70%. The percentage of employees who had a career development meeting with the Human Resources Department was 13%. The Group Human Resources Department is continuing to focus on organizing these meetings, which are the keystone of the company's human resources policy.

Safety and the environment

Safety indicators for Group as a whole

Safety	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Number of accidents (1)	359	234	179	192	214	188	207	164	135	134	167	194	136	135	(3) 131	**153**
Accidents frequency rate (2)	6.4	4.3	3.4	3.8	4.2	3.4	3.7	2.9	2.4	2.3	2.8	3.2	2.3	2.3	2.1	**2.3**

(1) One fatal accident in 2006, no fatal accidents in 2005, one fatal traffic accident in 2004 and two fatal accidents in 2003.
(2) Number of accidents involving lost time per million hours worked by Group employees. Accidents defined as recommended by the International Labor Office.
(3) The reporting scope was broadened in 2006. Based on the 2006 scope, there would have been 147 accidents in 2005.

Objective

The Group's objective is zero accidents, on every site, in every region, in every unit.

Environmental indicators for the Group as a whole

Presented here are the environmental elements most representative of the Group's businesses:

- large air separation, cogeneration and hydrogen and carbon monoxide units in the Large Industries division;
- acetylene, nitrous oxide and carbon dioxide liquefaction units in the Industrial Merchant division;
- production units in the hygiene and specialty sectors;
- production units for welding equipment and products;
- transportation.

Most relevant environmental indicators for the total of the eight unit types and transportation included in the worldwide scope (436 production units)

	Scope	2001	2002	2003	2004	2005	2006
Total annual electricity consumption (GWh)	World				17,636	20,991	**22,281**
Total annual thermal energy consumption (LHV Terajoules)	World				124,702	(1) 143,082	**155,725**
Evolution of energy consumption per m³ of air gas produced	World	100.0	98.3	98.0	97.2	98.4	**98.2**
Evolution of energy consumption per m³ of hydrogen produced (2)	World	100.0	100.8	100.1	97.3	96.6	**96.0**
Evolution of efficiency of deliveries of liquefied gases (oxygen, nitrogen, argon, carbon dioxide)	World			100	96.1	98.0	**96.3**
Total annual water consumption (in millions of m³)	World				44	49	(3) **55.6**
Annual amount of CO_2 emissions avoided by cogeneration and on-site units (in thousands of tonnes)	World			856	647	723	**757**
Total CO_2 emissions into the atmosphere (in thousands of tonnes)	World				5,795	(1) 7,093	(4)(5) **7,668**

(1) Recalculated to take the new consolidation method defined in 2006 into account.
(2) Also includes the quantities of carbon monoxide produced in these units.
(3) Representing less than 0.5 one-thousandth of the industrial water consumption of the countries under review.
(4) Representing less than 1 one-thousandth of the CO_2 emissions in the countries under review.
(5) The indirect emissions of CO_2 corresponding to the consumption of electricity of the air separation units and hydrogen production units are 7,631 thousand tonnes (source: International Energy Agency).

Details on indicators for each of the eight unit types

1 Worldwide, Air Liquide operates **251 large air separation units**. They produce oxygen, nitrogen and argon, with some sites producing rare gases. These factories “without chimneys” do not make use of any combustion processes. Since they produce almost no carbon dioxide (CO_2), sulfur oxide (SOx) or nitrous oxide (NOx) emissions, they are particularly environmentally friendly. They consume electricity almost exclusively: worldwide, they use about 2400 MW each instant, the equivalent of the production of two nuclear power plants. Their cooling systems require back-up water.

By improving energy efficiency, these units use less and less energy per m^3 of gas produced: **a reduction on the order of 2% over the last five years and about 10% over the last eight years in total.**

Air separation units	Scope	2001	2002	2003	2004	2005	2006
Annual electricity consumption (GWh) (1)	World	15,421	15,903	16,134	16,931	20,179	**21,379**
Evolution of energy consumption per m^3 of air gas produced (2)	World	100.0	98.3	98.0	97.2	98.4	**98.2**
Annual back-up water consumption (in millions of m^3)	World				28	32	**34.2**
Discharge to water: oxidizable matter (tonnes/year)	World				Below 2,000	Below 1,000	**Below 500**
Discharge to water: suspended solids (tonnes/year)	World				Below 2,000	Below 1,000	**Below 500**

(1) Including small volumes of purchased steam.
(2) Gases produced (oxygen, nitrogen, argon) calculated in m^3 of equivalent gaseous oxygen. Base 100 in 2001.

Objective

To reduce, within five years (2004 to 2009), the Group's annual world consumption of electrical energy by air separation unit, at constant scope, by at least 400 GWh, or the annual domestic consumption of electricity of a city of 180,000 people.

Monitoring the objective

■ In 2005, the Group did not improve its performance in this area (the evolution was – 168 GWh) because of problems in the United States caused by hurricanes and the increased volatility of the energy market.

■ On the other hand, in 2006, the Group improved its annual electricity consumption by 79 GWh. In the framework of the OPAL program, energy efficiency operations will continue. Lastly, the replacement of certain large air separation units by even more efficient units is scheduled for the upcoming years, which will have a major impact on energy efficiency.

2 Worldwide, Air Liquide operates **16 cogeneration units**. They produce steam and electricity simultaneously much more efficiently – 15 to 30% – than units which generate steam and electricity separately, which results in major savings in fossil fuels. They consume natural gas and water, most of which is converted into steam for the customer. Most of the steam is condensed by these customers and then reused in the cogeneration unit. In most cases, the electricity produced is supplied to the local electricity distribution network. Combustion of natural gas gives off carbon dioxide (CO_2) and produces some nitrous oxide (NOx) emissions, but practically no sulfur oxide (SOx) emissions.

These units replace steam and electricity production units that would have produced more CO_2 emissions. Cogeneration units therefore help reduce CO_2 emissions in the industrial basins they supply. In 2006, the Group's cogeneration units **avoided 693,000 tonnes of carbon dioxide emissions being discharged into the atmosphere.**

Cogeneration units	Scope	2003	2004	2005	2006
Annual natural gas consumption (or thermal energy) (LHV Terajoules)	World	71,464	74,065	67,474	**68,584**
Annual quantities of CO_2 atmospheric emissions prevented through cogeneration (1) (in thousands of tonnes)	World	856	647	666	**693**
Air emissions: CO_2 (carbon dioxyde) (in thousands of tonnes)	World	3,930	4,155	3,785	**3,848**
Air emissions: NOx (nitrous oxides) (in tonnes)	World	4,050	2,060	2,350	**2,630**
Air emissions: SOx (sulfur oxides) (in tonnes)	World	Below 100	Below 100	Below 100	**Below 100**
Annual water consumption (million m^3)	World	10	7.9	7.9	**8.7**

(1) Calculation takes into account the primary energy source each country uses to produce electricity (source: International Energy Agency).

3 Worldwide, Air Liquide operates **37 large hydrogen and carbon monoxide production units.** Desulfurization of hydrocarbons to produce sulfur-free fuels is one of the main applications for hydrogen. In 2006, the hydrogen Air Liquide supplied to refineries throughout the world resulted in **a savings of about 700,000 tonnes of sulfur oxide emissions discharged into the atmosphere**, which is greater than all the emissions from a country like France. An important application for carbon monoxide is plastics manufacturing. Natural gas is the main raw material used in these production units, along with certain amounts of "process" water. These units emit carbon dioxide (CO_2) and lead to nitrous oxide (NOx) emissions but produce practically no sulfur oxides (SOx). They also consume electricity and their cooling systems require back-up water.

Energy efficiency of these units per m³ of gas produced has improved by about 4% since 2001.

Hydrogen and carbon monoxide units	Scope	2001	2002	2003	2004	2005	2006
Annual thermal energy consumption (LHV Terajoules)	World				50,336	(1)75,380	**86,699**
Annual electricity consumption (GWh)	World				375	435	**507**
Evolution of energy consumption per m³ of air gas produced (2)	World	100.0	100.8	100.1	97.3	96.6	**96.0**
Air emissions: CO_2 (carbon dioxide) (in thousands of tonnes)	World				1,628	(1)2,895	**3,389**
Air emissions: NOx (nitrous oxides) (in tonnes)	World				Below 1,000	1,500	**1,800**
Air emissions: SOx (sulfur oxides) (in tonnes)	World				Below 500	Below 500	**Below 500**
Annual consumption of process and back-up water (in million m³)	World				5	5.3	**9.6**
Discharge to water: oxidizable matter (in tonnes)	World				Below 50	Below 100	**Below 100**
Discharge to water: suspended solids (in tonnes)	World				Below 500	Below 500	**Below 500**

(1) Recalculated to take the new consolidation method defined in 2006 into account.
(2) Hydrogen and carbon monoxide. Base 100 in 2001.

4 Worldwide, Air Liquide operates **47 acetylene production units** (a gas used mainly in welding and metal cutting). They produce the gas through the decomposition of a solid - calcium carbide - using water. This process produces lime, which is generally sold to industrial customers for use in water treatment plants. Other consumption and discharge is of little significance.

Acetylene units	Scope	2004	2005	2006
Annual electricity consumption (GWh)	World			**12**
Annual water consumption (in million m³)	World	0.4	0.4	**0.4**
Annual calcium carbide consumption (in tonnes)	World	36,200	38,900	**38,100**
Quantity of lime produced (in tonnes)	World	41,900	45,000	**44,000**

5 Worldwide, Air Liquide operates **12 nitrous oxide production units**. Nitrous oxide is used nearly exclusively as an anesthetic gas in medicine. It is produced from ammonium nitrate in solid form or as a solution in water. The cooling circuits of these units require back-up water. Other consumption and discharge is of little significance.

Nitrous oxide units	Scope	2004	2005	2006
Annual electricity consumption (GWh)	World	6	6	**7**
Annual water consumption (million m³)	World	0.1	0.1	**0.1**
Annual ammonium nitrate consumption (in tonnes)	World	25,100	24,500	**24,540**
Estimate of loss of nitrous oxyde into the atmosphere (in tonnes)	World	800	800	**800**

6 Worldwide, Air Liquide operates **51 carbon dioxide liquefaction units**. Carbon dioxide has many industrial applications but is used mainly in the food industry to deep-freeze foods or to produce carbonated beverages. Carbon dioxide is most often a byproduct of chemical units operated by other manufacturers. In some cases, it is found naturally in underground deposits. It is purified and liquefied in Air Liquide units, which consume electricity and cooling water in the process.

Carbon dioxide liquefaction units	Scope	2004	2005		2006
Annual electricity consumption (GWh)	World	306	353		**320**
Annual water consumption (million m³)	World	1.8	1.9		**1**
Discharge to water: oxidizable matter (in tonnes)	World		Below 100	Below 100	**Below 50**
Discharge to water: suspended solids (in tonnes)	World		Below 100	Below 100	**Below 50**

7 **Hygiene and specialty production units** are located at **seven** sites in France, Belgium and Germany. These units consume natural gas, electricity and water. Combustion of natural gas produces small quantities of carbon dioxide.

Hygiene and specialty units	Scope	2003	2004	2005	2006
Annual electricity consumption (GWh)	World	17	18	18	**18**
Annual natural gas consumption (LHV Terajoules) (1)	World	217	271	228	**245**
Air emissions: CO_2 (carbon dioxide) (in thousands of tonnes/year)	World	13	12	9	**9**
Annual water consumption (millions m³)	World	1	0.6	0.5	**0.5**
Discharge to water: oxidizable matters (in tonnes)	World	Below 1,000	Below 1,000	Below 1,000	**Below 1,100**
Discharge to water: suspended solids (in tonnes)	World	Below 100	Below 100	Below 100	**Below 100**

(1) Including thermal energy corresponding to steam purchases.

8 The **welding equipment and products production units** are mainly located on **15** sites in the world. They are welding equipment assembly (electric welding units, torches, regulators) or welding consumables (electrodes, welding wire and flux) production units.

Welding equipment and products production units	2005	2006
Scope	Europe	World
Number of welding equipment and products units	12	**15**
Annual electricity consumption (GWh)		**38**
Annual thermal energy consumption (LHV Terajoules)		**197**
Air emission: CO_2 (thousands of tonnes)		**11**
Annual water consumption (million m³)	0.5	**1.1**

Seveso 2 directive

This European directive focuses on preventing major industrial risks. It applies to any facility where dangerous substances exceed certain quantities. These facilities are divided into two categories according to this quantity: Seveso 2 "high threshold" and "low threshold". In Europe, mainly because of their stocks of oxygen, 101 "low threshold" and 24 "high threshold" Air Liquide sites are involved. Seveso regulations apply only to Europe but if the Seveso "high threshold" criteria were applied worldwide, 15 other Group sites could be included.

CO_2 directive in Europe

The objective of this directive, like the Kyoto Protocol, is to establish a quota system for reducing greenhouse gas emissions, but in Europe only. Implementation for CO_2 in the industrial sector began on January 1, 2005. As air separation units emit practically no carbon dioxide, this directive only applies, for the 2005-2007 period, to Air Liquide's five cogeneration units and two hydrogen production units in France, the Netherlands and Spain. In 2004, each country incorporated the directive into its legislation and set quotas for the facilities concerned. Air Liquide's quotas (about 1.2 million tonnes of CO_2 per year) for the 2005-2007 period covered its emissions in 2005 and 2006.

For the second period (2008 to 2012), the directive will only apply to six cogeneration units in France, Germany, the Netherlands and Spain and a single hydrogen production unit in Belgium. In some countries concerned, the European Commission has not yet validated quota allocation plans for this second period.

Transportation indicators

In 2006, Air Liquide trucks delivering liquid gases or gas cylinders traveled 375 million km throughout the world and emitted about 411,000 tonnes of carbon dioxide. On-site nitrogen, oxygen and hydrogen units reduced truck deliveries, a source of carbon dioxide (CO_2) emissions. These on-site units were able to save the 60 million extra km traveled by trucks and therefore the emission of 64,000 tonnes of carbon dioxide. **The efficiency of the deliveries** of liquefied gases (oxygen, nitrogen, argon, carbon dioxide) measured in km per ton **has been improved by nearly 4% since 2003**.

Supplying large customers via pipeline from the Group's production units also limits transportation. These pipeline systems, which are environmentally friendly and safe, total over 8,000 km worldwide. For air gases and hydrogen, which represent most of the volumes the Group delivers, 85% **of deliveries are made via pipeline or through on-site units. As a result, only 15% of all air gas products are delivered by trucks.**

	Scope	2003	2004	2005	2006
Kilometers traveled by all vehicles delivering gas in liquid or cylinder form (in millions of km)	**World**	303	325	369	**375**
Estimate of CO_2 emissions generated by these vehicles (in thousands of tonnes)	**World**			404	**411**
Evolution of the efficiency of deliveries for liquefied gases (oxygen, nitrogen, argon, carbon dioxide) (1)	**World**	100	96.1	98.0	**96.3**
Estimate of truck transport kilometers avoided through on-site customer units (in millions of km)	**World**	55	54	56	**60**
Estimate of CO_2 emissions avoided by these on-site units (in thousands of tonnes)	**World**			57	**64**
Percentage of deliveries of air gases and hydrogen via pipeline or on-site	**World**			(2) 84%	**85%**

(1) In km per ton delivered. Base 100 in 2003.
(2) In 2005, this percentage only applied to air gases.

Industrial Management Systems (IMS) and quality and environmental certification indicators

In 2004, the Group launched a new industrial management system (IMS) to strengthen safety, reliability, the preservation of the environment and risk management. That same year, the IMS was tested in several pilot countries (Canada, Italy and China in particular). **As of the end of 2006, it was being rolled out in the Group's units representing 98% of consolidated revenue and entities representing 65% of consolidated revenue are now entirely self-sustaining for the implementation in the field of this industrial management system.**

The Group has taken several other quality initiatives, especially in the implementation of good production practices (Common Good Manufacturing Practices) and ISO certification. ISO 9001 quality certifications cover about 73% of the Group's revenue. The Group has also undertaken a proactive approach to preserving the environment, in particular by committing to following the "responsible care" principles of the chemical industry. To this end, in France, it belongs to the Entreprises pour l'Environnement (EPE) association and has obtained ISO 14001 certifications, an international benchmark in the environment.

These ISO 14001 certifications now cover about 22% of the Group's revenue.

In %	Scope	2004	2005	2006
Estimate of Group subsidiary revenue where IMS is already or is being rolled out	**World**		96%	**98%**
Estimate of the Group subsidiary revenue % where IMS is self-sustaining	**World**			**65%**
Estimate of Group subsidiary revenue % covered by an ISO 9001 quality certification	**World**	65%	67%	**73%**
Estimate of Group subsidiary revenue % covered by an ISO 14001 environmental certification	**World**	14%	15%	**22%**

SUSTAINABLE DEVELOPMENT

Innovation

A certain number of indicators on innovation are presented below.
Apart from these indicators, innovation is an integral part of the Air Liquide culture and is one of the basic components of its sustainable development approach, as the following elements demonstrate.
Certain patented innovations make a major contribution to the Group's growth. Each year, Air Liquide singles out the inventors of patents that have been successfully marketed. Twenty-six of them received a special tribute during a ceremony that took place on November 20, 2006 at the Cité des Sciences et de l'Industrie in Paris, in the presence of Dr. Jean-Louis Etienne, renowned worldwide for his explorations.
This ceremony also marked the 10th anniversary of the Group's Inventors Recognition Program, which has honored 965 inventors since its creation.
On November 8, the anniversary date of the Group's foundation in 1902, all the Group's units took part in an Innovation Day. Finally, **over half the Group's R&D budget is devoted to work on the environment and sustainable development: energy efficiency, cleaner production processes and new energies.**

Indicators for the Group as a whole

Research	2006
Budget	**Nearly 170 million euros**
Number of researchers	**850** researchers with more than 25 nationalities
Number of research centers	**8**
Industrial partnerships	**Over 100**
International collaborations	**Over 100** with universities and research institutes
Number of inventions patented	**2,668**

Patents	2003	2004	2005	2006
New inventions patented during the year	236	225	236	**267**
Patents filed directly in the Group's four main zones of operations (1)	105	109	103	**108**

(1) Europe, the United States, Japan and China.

Objective

To disseminate innovations within the Group and recognize innovators. Within five years (2005-2009), and in the largest number of areas, to file over 500 new patents, valid directly in the Group's four main zones of operations: Europe, the United States, Japan and China.

Monitoring the objective

In 2005 and 2006, with 103 and 108 new patents filed in these four zones, the Group is in line with achieving the objective.

FINANCIAL STATEMENTS

Consolidated financial statements

Contents

Consolidated income statement

for the year ended December 31

In millions of euros	Notes	2004 (1)	2005	2006
Revenue	(3)	**9,428.4**	**10,434.8**	**10,948.7**
Purchase	(4)	(3,366.0)	(3,945.5)	(4,240.6)
Personnel expenses	(4)	(1,729.6)	(1,856.4)	(1,939.5)
Other income and expenses	(4)	(2,103.6)	(2,218.0)	(2,201.2)
Operating income recurring before depreciation and amortization		**2,229.2**	**2,414.9**	**2,567.4**
Depreciation and amortization expense	(4)	(854.6)	(897.3)	(908.2)
Operating income recurring		**1,374.6**	**1,517.6**	**1,659.2**
Other non-recurring operating expenses	(5)	(150.5)	(44.8)	2.6
Operating income		**1,224.1**	**1,472.8**	**1,661.8**
Net finance costs	(6)	(149.3)	(163.1)	(155.4)
Other net financial expenses	(6)	(49.7)	(49.1)	(42.2)
Income taxes	(7)	(249.5)	(370.7)	(419.8)
Share of profit of associates	(15)	36.5	36.5	27.7
Profit before minority interests and discontinued operations		**812.1**	**926.4**	**1,072.1**
Net profit from discontinued operations	(8)	32.3	80.6	
Profit for the period		**844.4**	**1,007.0**	**1,072.1**
Minority interests		64.3	73.6	69.8
Net profit (Group share)		**780.1**	**933.4**	**1,002.3**

Basic earnings per share (in euros)	(9)	**6.56**	**7.86**	**8.35**
Diluted earnings per share (in euros)	(9)	**6.54**	**7.82**	**8.28**

Basic earnings per share from continuing operations (in euros)	(9)	**6.28**	**7.18**	**8.35**
Diluted earnings per share from continuing operations (in euros)	(9)	**6.27**	**7.14**	**8.28**

(1) Excluding the impact of IAS32 and IAS39.

Notes to the consolidated financial statements begin on page 90.

The impacts of the first-time application of IAS32 and IAS39 are described in note 34.

FINANCIAL STATEMENTS

Consolidated balance sheet

as of December 31

In millions of euros	Notes	January 1, 2005 (1)	December 31, 2005	December 31, 2006
ASSETS				
Non-current assets				
Goodwill	(11)	2,431.2	2,646.1	2,614.7
Other intangible assets	(12)	420.2	386.0	367.2
Property, plant and equipment	(13)	7,550.9	8,168.5	7,991.7
		10,402.3	**11,200.6**	**10,973.6**
Other non-current assets				
Non-current financial assets	(14)	260.2	294.1	240.6
Investments in associates	(15)	206.9	166.1	171.4
Deferred tax assets	(16)	395.4	411.9	402.2
		862.5	**872.1**	**814.2**
Total non-current assets		**11,264.8**	**12,072.7**	**11,787.8**

Current assets				
Inventories and work-in-progress	(17)	652.0	653.8	694.3
Trade receivables	(18)	2,266.6	2,429.7	2,490.7
Other current assets	(19)	382.1	429.6	358.4
Current tax assets			38.3	34.1
Fair value of derivatives (assets)	(27)	83.6	66.1	32.5
Cash and cash equivalents	(20)	771.9	598.2	897.5
Total current assets		**4,156.2**	**4,215.7**	**4,507.5**
Total assets		**15,421.0**	**16,288.4**	**16,295.3**

(1) Corresponds to December 31, 2004 amounts adjusted by the first-time application of IAS32 and IAS39.

In millions of euros	Notes	January 1, 2005 (1)	December 31, 2005	December 31, 2006
EQUITY AND LIABILITIES				
Shareholders' equity	(21)			
Share capital		1,201.1	1,204.9	1,332.6
Additional paid-in capital		76.8	147.6	75.3
Retained earnings		3,020.4	3,719.0	4,004.1
Treasury shares		(162.1)	(74.4)	(128.5)
Net profit (Group share)		780.1	933.4	1,002.3
		4,916.3	**5,930.5**	**6,285.8**
Minority interests		**316.2**	**278.2**	**281.0**
Total equity (2)		**5,232.5**	**6,208.7**	**6,566.8**
Non-current liabilities				
Provisions and employee benefit commitments	(22, 23)	1,695.3	1,648.8	1,505.1
Deferred tax liabilities	(16)	1,115.8	1,149.4	1,130.5
Non-current borrowings	(24)	4,496.8	3,978.4	3,674.9
Other non-current liabilities	(25)	170.1	167.3	160.0
Total non-current liabilities		**7,478.0**	**6,943.9**	**6,470.5**
Current liabilities				
Provisions and employee benefit commitments	(22, 23)	104.2	155.4	122.9
Trade payables	(26)	1,077.5	1,280.7	1,330.8
Other current liabilities	(25)	1,047.3	1,011.1	965.8
Current tax payables		67.7	192.0	142.2
Current borrowings	(24)	331.3	417.7	668.6
Fair value of derivatives (liabilities)	(27)	82.5	78.9	27.7
Total current liabilities		**2,710.5**	**3,135.8**	**3,258.0**
Total equity and liabilities		**15,421.0**	**16,288.4**	**16,295.3**

(1) Corresponds to December 31, 2004 amounts adjusted by the first-time application of IAS32 and IAS39.
(2) A breakdown of changes in equity and minority interests is presented on pages 80 and 81.

Consolidated statement of cash flows

for the year ended December 31

In millions of euros	2004	2005	2006
Operating activities			
Net profit (Group share)	**780.1**	**933.4**	**1,002.3**
Minority interests	**64.3**	**73.6**	**69.8**
Adjustments:			
- Depreciation and amortization	854.6	897.3	908.2
- Changes in deferred taxes	(90.1)	47.9	44.3
- Increase (decrease) in provisions	100.9	(15.3)	(94.0)
- Share of profit of associates (less dividends received)	(5.4)	(17.2)	(2.7)
- Profit / loss on disposal of assets	(12.7)	(114.9)	(38.6)
Cash flow from operating activities before changes in working capital	**1,691.7**	**1,804.8**	**1,889.3**
Changes in working capital	(243.7)	5.2	(108.8)
Other	3.8	(89.9)	(13.8)
Net cash from operating activities	**1,451.8**	**1,720.1**	**1,766.7**
Investing activities			
Purchase of property, plant and equipment and intangible assets	(901.0)	(975.2)	(1,128.2)
Acquisition of subsidiaries and financial assets	(2,858.5)	(76.2)	(72.3)
Proceeds from sale of property, plant and equipment and intangible assets	30.7	91.3	102.7
Proceeds from sale of financial assets	22.9	26.7	2.1
Proceeds from sale of divested activities	699.0	162.8	
Net cash used in investing activities	**(3,006.9)**	**(770.6)**	**(1,095.7)**
Financing activities			
Dividends paid			
- L'Air Liquide S.A.	(336.1)	(391.1)	(432.0)
- Minority interests	(153.4)	(84.8)	(47.1)
Proceeds from issues of share capital	13.3	78.4	108.1
Purchase of treasury shares	(44.4)	(59.8)	(131.1)
Increase (decrease) of borrowings	2,366.7	(635.0)	64.2
Net cash used in financing activities	**1,846.1**	**(1,092.3)**	**(437.9)**
Effect of exchange rate changes and change in scope of consolidation	37.9	1.8	28.5
Net increase (decrease) in cash and cash equivalents	**328.9**	**(141.0)**	**261.6**
Cash and cash equivalents at beginning of period	**384.5**	**700.4** (1)	**559.4**
Cash and cash equivalents at end of period	**713.4** (1)	**559.4**	**821.0**

(1) The impact of IAS32/39 implementation on cash and cash equivalents at the beginning of the period is (13) million euros.

The analysis of net cash and cash equivalents at the end of the period is as follows:

In millions of euros	2004	2005	2006
Cash and cash equivalents	783.5	598.2	897.5
Bank overdrafts (included in current borrowings)	(70.1)	(38.8)	(76.5)
Net cash and cash equivalents	**713.4**	**559.4**	**821.0**

Net indebtedness calculation

In millions of euros	2004	2005	2006
Non-current borrowings (long-term debt)	(4,496.8)	(3,978.4)	(3,674.9)
Current borrowings (short-term debt)	(331.3)	(417.7)	(668.6)
Total gross indebtedness	**(4,828.1)**	**(4,396.1)**	**(4,343.5)**
Total cash and cash equivalents	**771.9**	**598.2**	**897.5**
Derivative instruments (assets) – fair value hedge of borrowings	43.7	58.1	
Derivative instruments (liabilities) – fair value hedge of borrowings			(0.6)
Total net indebtedness at the end of the period	**(4,012.5)**	**(3,739.8)**	**(3,446.6)**

Statement of changes in net indebtedness

In millions of euros	2004	2005	2006
Net indebtedness at the beginning of the period	**(1,787.2)**	**(4,012.5)**	**(3,739.8)**
Net cash from operating activities	1,451.8	1,720.1	1,766.7
Net cash used in investing activities	(3,006.9)	(770.6)	(1,095.7)
Net cash used in financing activities excluding increase (decrease) of borrowings	(520.6)	(457.3)	(502.1)
Effect of exchange rate changes and change in scope of consolidation	(149.6)	(219.5)	124.3
Change in net indebtedness	**(2,225.3)**	**272.7**	**293.2**
Net indebtedness at the end of the period	**(4,012.5)**	**(3,739.8)**	**(3,446.6)**

Consolidated statement of changes in equity

for the year ended December 31

In millions of euros	Share capital	Additional paid-in capital	Reserves and retained earnings	Net income recognized directly in equity	Translation reserves	Treasury shares	Share-holders' equity	Minority interests	Total equity
Equity and minority interests as of January 1, 2005	**1,201.0**	**76.8**	**4,656.0**	**(33.0)**	**(822.5)**	**(162.1)**	**4,916.2**	**316.3**	**5,232.5**
Profit for the period (Group share)			933.4				933.4	73.6	1,007.0
Fair value variation of financial instruments				(4.8)			(4.8)		(4.8)
Foreign currency translation reserve					306.8		306.8	18.9	325.7
Total income and expenses for the period			**933.4**	**(4.8)**	**306.8**		**1,235.4**	**92.5**	**1,327.9**
Increase (reduction) in share capital	7.8	70.8					78.6		78.6
Distribution			(391.1)				(391.1)	(84.8)	(475.9)
Cancellation of treasury shares (AL SA)	(3.9)		(41.8)			45.7			
Purchase of treasury shares (AL SA)						(59.8)	(59.8)		(59.8)
Exchange of treasury shares (SOAEO)						101.8	101.8		101.8
Share options and shares issued for employees			12.9				12.9		12.9
Cancellation of euro translation reserve			(181.7)		181.7 [5]				
Put options of minority interests								(13.1)	(13.1)
Other			36.5				36.5 [6]	(32.7) [4]	3.8
Equity and minority interests as of December 31, 2005	**1,204.9**	**147.6**	**5,024.2**	**(37.8)**	**(334.0)**	**(74.4)**	**5,930.5**	**278.2**	**6,208.7**

In millions of euros	Share capital	Additional paid-in capital	Reserves and retained earnings	Net income recognized directly in equity	Translation reserves	Treasury shares	Share-holders' equity	Minority interests	Total equity
Equity and minority interests as of January 1, 2006	**1,204.9**	**147.6**	**5,024.2**	**(37.8)**	**(334.0)**	**(74.4)**	**5,930.5**	**278.2**	**6,208.7**
Profit for the period (Group share)			1,002.3				1,002.3	69.8	1,072.1
Fair value variation of financial instruments				41.4			41.4		41.4
Foreign currency translation reserve					(240.8)		(240.8)	(24.4)	(265.2)
Total income and expenses for the period			**1,002.3**	**41.4**	**(240.8)**		**802.9**	**45.4**	**848.3**
Increase (reduction) in share capital	10.8	95.0					105.8		105.8
Allotment of bonus shares	123.0	(96.0)	(27.0)						
Distribution			(432.0)				(432.0)	(47.0)	(479.0)
Cancellation of treasury shares (AL SA)	(6.1)	(71.0)				77.1			
Purchase of treasury shares (AL SA)						(131.1)	(131.1)		(131.1)
Share options			8.8				8.8		8.8
Put options of minority interests								(4.9)	(4.9)
Other		(0.3)	1.3			(0.1)	0.9	9.3 (4)	10.2
Equity and minority interests as of December 31, 2006	**1,332.6** (1)	**75.3** (2)	**5,577.6**	**3.6**	**(574.8)**	**(128.5)** (3)	**6,285.8**	**281.0**	**6,566.8**

(1) Share capital as of December 31, 2006 amounted to 121,149,189 shares at a par value of 11 euros. In 2006, movements affecting share capital were as follows:
- creation of 980,608 shares in cash, resulting from the exercise of options
- capital decrease through cancellation of 550,000 treasury shares
- capital increase through the capitalization of premiums and allocation of 11,180,106 bonus shares in the amount of one new share for ten old shares. This capital increase was effected through a deduction from issue premiums for (96.0) million euros and the general reserve for (27.0) million euros.

(2) The "Issue premiums" heading was increased by the amount of issue premiums relating to these capital increases i.e. 95.0 million euros and capitalized for (96.0) million euros. The heading was also reduced by issue premiums relating to the cancellation of treasury shares for (71.0) million euros.

(3) The total number of treasury shares amounts to 822,002 shares as of December 31, 2006 (including 789,000 held by L'Air Liquide S.A.). During the fiscal year, movements affecting treasury shares were as follows:
- cancellation of 550,000 shares
- acquisition of 782,973 shares at an average price of 167.46 euros
- cancellation of 21,836 bonus shares (including 18,652 granted to L'Air Liquide S.A.)

(4) This amount mainly consists of changes in the scope of consolidation, particularly:
- in 2006, impact of the first-time consolidation of CJSC Air Liquide Severstal and consolidation of TNA at Japan Air Gases.
- in 2005, purchase of minority interests of the company Soaeo S.A.

(5) The translation reserve for the Euro zone has been cancelled.

(6) This amount primarily consists of a 32.8 million euro difference at the time of the Soaeo S.A. public offer, between the respective values of the Air Liquide and SOAEO shares exchanged, Air Liquide shares being valued at the November 21, 2005 market price, the date the AMF (French financial market authority) recognized the transaction.

Accounting principles

The consolidated financial statements as of December 31, 2006 of Air Liquide group have been prepared in accordance with IFRS as adopted by the European Union at December 31, 2006. The comparative information has been restated on the same basis.

1 | Basis for preparation of the financial statements

Due to its listing on the Paris Stock Exchange and pursuant to EC Regulation no. 1606/2002 of July 19, 2002, the consolidated financial statements of the Air Liquide group for fiscal year 2006 were prepared in accordance with International Accounting Standards (IFRS/IAS) as adopted by the European Union (EU).

The 2004, 2005 and 2006 financial information has been prepared in accordance with all the IAS/IFRS standards and SIC/IFRIC interpretations adopted by the European Union that must be applied for the period ended December 31, 2006, as they were known at this date. Therefore, the Group has not anticipated any improvement to IFRS standards or interpretations published by the IASB which are currently being adopted but which are not yet mandatory in the European Union in 2006.

The financial statements are presented in millions of euros. They were approved by the Board of Directors on February 26, 2007 and will be submitted to the Shareholders' Meeting on May 9, 2007.

2 | New IFRS and interpretations

2.1. IFRIC4 "Determining whether an arrangement contains a lease"

Interpretation IFRIC4 – "Determining whether an arrangement contains a lease", applicable as of January 1, 2006, had no impact on the Group consolidated financial statements. In fact, the risks and rewards arising from the use of assets potentially affected by this interpretation have not been transferred to the Group's customers. Consequently, the gas supply contracts related to these assets have not been restated in finance leases.

2.2 Other standards and interpretations

Standards and interpretations that must be applied as of January 1, 2006

As of December 31, 2006, the Group consolidated statements are not impacted by:

- the amendment to IAS39 revised: Financial instruments, recognition and measurement, cash flow hedge accounting of forecasted intra-group transactions,
- the amendment to the fair value option in IAS39: Financial instruments, recognition and measurement,
- the IAS21 amendment: Net investment in a foreign operation,
- the revisions to IFRS4, Insurance contracts and IAS39 with respect to financial guarantee contracts,
- IFRS6: Exploration for and evaluation of mineral resources, and corresponding IFRS1 amendments,
- interpretation IFRIC5: Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds,
- interpretation IFRIC6: Liabilities arising from participating in a specific market – Waste electrical and electronic equipment,
- the IAS19 amendment, Actuarial gains and losses, group plans and disclosures, had impacts only on the information provided in the notes. Consequently, additional notes have been provided to meet the new disclosure obligations.

Optional standards and interpretations

The Group financial statements for the year ended December 31, 2006 do not include any impacts from standards published in 2006 whose application is not mandatory. The Group did not apply in advance:

- amendment to IAS1: Presentation of financial statements, applicable as of January 1, 2007,
- IFRS7: Financial instruments: disclosures, applicable as of January 1, 2007. This standard will not have a material impact on the Group consolidated financial statements, but should result in additional disclosures regarding financial instruments,
- IFRS8: Operating segments, was published on November 30, 2006 and has not yet been adopted by the European Union.

In addition, the following interpretations have not been applied in advance, and will not have a material impact on the Group's financial position,

- interpretation IFRIC7: Applying the restatement approach under IAS29 Financial reporting in hyperinflationary economies, applicable for annual periods beginning on or after March 1, 2006,

- interpretation IFRIC8: Scope of IFRS2, applicable on or after May 1, 2006,
- interpretation IFRIC9: Reassessment of embedded derivatives, applicable on or after June 1, 2006,
- interpretation IFRIC10: Interim financial reporting and impairment, was published on July 20, 2006 and has not yet been adopted by the European Union,
- interpretation IFRIC11: Group and treasury share transactions, was published on November 2, 2006 and has not yet been adopted by the European Union,
- interpretation IFRIC12: Service concession arrangements, was published on November 30, 2006 and has not yet been adopted by the European Union.

3 | Use of estimates and assumptions

The preparation of the financial statements requires the Group's or subsidiary's management to make estimates and use certain assumptions which have a significant impact on the carrying amounts of assets and liabilities, and the notes related to these assets and liabilities, the consolidated profit and expense items in the income statement and on commitments relating to the same period. Subsequent results may differ. These assumptions relate namely to impairment tests and provisions for employee retirement obligations.

4 | Accounting policies

The consolidated financial statements were prepared under the historical cost convention, except for available-for-sale investment securities, and financial assets and financial liabilities at fair value through profit or loss, in accordance with IAS32/39. The carrying amount of assets and liabilities hedged against fair value risk is adjusted to take into account the changes in fair value attributable to the hedged risks.

4.1. Consolidation methods

The consolidation methods used are:
- full consolidation method for subsidiaries,
- proportionate method for joint ventures,
- equity method for associates.

a/ Subsidiaries

All the subsidiaries or companies over which the Air Liquide group exercises control are fully consolidated. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control is presumed to exist when the Group owns, directly or indirectly, more than 50% of the voting rights. Companies are fully consolidated until the date on which control is transferred outside the Group.

b/ Joint ventures

Joint ventures are proportionately consolidated. Joint ventures are entities in which the Group has joint control with one or several partners through a contractual arrangement. Under this consolidation method, assets and liabilities and profits and expenses are shared between the partners in proportion to their percentage of control in the consolidated financial statements. These amounts are recorded on each line of the financial statements as for the consolidated entities.

c/ Associates

The equity method applies to associates over which the Group has significant influence (generally when the Group has more than 20% interest), but not control. Under the equity method, the net assets and net profit of a company are recognized pro rata to the interest held by the parent company in the share capital.

On acquisition of an investment in an associate, the goodwill relating to the associate is included in the carrying amount of the investment.

The financial statements of subsidiaries, joint-ventures and associates used in the preparation of the consolidated financial statements are prepared as of December 31.

4.2. Adjustments arising from consolidation

a/ Inter-company transactions

All inter-company receivables and payables, income and expenses and profits or losses are eliminated.

b/ Tax-driven provisions

Movements in the provisions, which have been established in conformity with, tax regulations or which are similar to reserves are eliminated in the determination of consolidated net profit.

c/ Deferred taxes

Deferred taxes are recognized for all temporary differences between the carrying amount of assets and liabilities and their tax base, excluding non-deductible goodwill, the carry forward of unused tax credits as well as the exceptions provided in IAS12. Deferred tax assets are recognized on all deductible temporary diferences provided that it is probable that the tax benefits will be realized in future years.

Deferred taxes are calculated at the tax rates applicable at year-end and allowed under local regulations. Any changes of the tax rates are recognized in the income statement, except those related to items directly recognized in equity.

Deferred tax assets and liabilities are offset if the entities have a legally enforceable right of set-off and if they relate to income tax levied by the same taxation authority. Deferred taxes are not discounted.

4.3. Translation of the financial statements of foreign subsidiaries

At the balance sheet date, the financial statements of foreign subsidiaries are translated into euros as follows:

- balance sheet items, at the official year-end exchange rates,
- income statement and cash flow statement items, using the average exchange rate over the period for each currency.

All exchange differences are recognized under translation differences in equity.

All foreign exchange gains and losses as of January 1, 2004 arising from the translation into euros of the financial statements of foreign subsidiaries located outside the Euro zone have been maintained as a separate component of equity.

Should a foreign company be removed from the scope of consolidation, all exchange differences are recognized in profit or loss.

4.4. Revenue recognition

a/ Revenue from the sale of goods and services

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer, net of sales taxes, rebates and discounts and after eliminating sales within the Group.

Revenue associated with service delivery is recognized in reference to the stage of completion of the transaction at the balance sheet date when it can be reliably measured.

b/ Engineering and Construction contracts

Contract revenue and contract costs associated with construction contracts are recognized as revenue and expenses respectively, based on the stage of completion of the contracts at the balance sheet date.

The margin realized at the stage of completion is recognized only when it can be reliably measured. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

The stage of completion is assessed by reference to the proportion that contract costs incurred for work performed to date relate to the estimated total contract costs.

4.5. Non-current assets

a/ Goodwill and business combinations

Business combinations are accounted for by applying the acquisition method. According to this method, the acquiree's identifiable assets, liabilities and contingent liabilities assumed are recognized at their fair value in accordance with IFRS3.

Goodwill represents the excess of the purchase price over the fair value of the net of the identifiable assets acquired, the liabilities and the contingent liabilities assumed in a business combination.

Negative goodwill is recognized immediately through profit or loss.

Goodwill is allocated to cash generating units or groups of cash generating units. Subsequently, goodwill is not amortized but is tested for impairment annually or more frequently if there is any indication of impairment, in accordance with the method described in Note 4.5 f. If an impairment loss is necessary, it is recognized immediately through profit or loss and cannot be reversed.

Any acquisition of an additional interest in a subsidiary that is already controlled results in the recognition of goodwill equal to the difference between the acquisition price and the carrying amount of the minority interests acquired.

At the time of the transition to IFRS and in accordance with the exemption offered by IFRS1, the Group has decided against the retrospective application of IFRS3 - Business combinations for acquisitions that took place prior to January 1, 2004.

In addition, the commitments by Air Liquide to purchase the minority interests in its subsidiaries are recognized as financial liabilities as of January 1, 2005 in accordance with IAS32. Pending the decision of the IASB or IFRIC, the Group recognizes the difference between the carrying amount of the minority interests and the purchase option price (financial liability) in goodwill at the initial recognition and for any subsequent adjustments.

b/ Research and Development expenditures

Research and Development expenditures include all costs relating to the scientific and technical activities, patent work, education and training necessary to assure the development, manufacturing, start-up, and market research of new or improved products or processes.

According to IAS38, development costs shall be recognized as assets if and only if the Group can demonstrate all the following:

- the project is clearly identified and the related costs are individualized and reliably monitored,
- the technical feasibility of completing the intangible asset so that it will be available for use or sale,
- there is a clear intention to complete the intangible asset and use or sell it,
- the Group can demonstrate how the intangible asset will generate probable future economic benefits.

Research expenditures are recognized as an expense when incurred. The Group did not capitalize Research and Development expenditures as it considers that the conditions required by IFRS standards for the capitalization of development costs were not met, since expenditures do not systematically result in the completion of an intangible asset that will be available for use or sale. As a result, the Development costs incurred by the Group in the course of its Research and Development projects are expensed.

c/ Internally generated intangible assets

Other internally generated intangible assets mainly represent the development costs of information management systems. These costs are capitalized only if they satisfy the criteria defined by IAS38 and described above.

Internal and external development costs on management information systems arising from the development phase are capitalized. Significant maintenance and improvement costs are added to the initial cost of assets if they specifically meet the capitalization criteria.

Internally generated intangible assets are amortized over their useful life.

d/ Other intangible assets

Other intangible assets include separately acquired intangible assets such as software, licenses, certain businesses and intellectual property rights. They also include customer contracts valued upon the acquisition of companies in accordance with IFRS3 - Business combinations.

Intangible assets are amortized according to the straight-line method over their estimated useful lives. Information management systems are generally amortized over five years and customer contracts over a maximum period of twenty-five years, considering the probabilities of renewal.

e/ Property, plant and equipment

Land, buildings and equipment are carried at cost less any accumulated depreciation and any accumulated impairment losses.

In the case of mandatory dismantling or asset removals, the related costs are added to the initial cost of the relevant assets and provisions are recognized to cover these costs.

Interest costs on borrowings to finance the construction of property, plant, and equipments are capitalized during the period of construction when it relates to the financing of major projects over a twelve month period, or longer, of development.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted separately and depreciated over their own useful lives.

Repair and maintenance costs are recognized as expenses when incurred. The costs of major inspections and overhauls of cogeneration plants are recognized as a separate component of the asset and are depreciated over the period between two major overhauls.

Depreciation is computed according to the straight-line method over their estimated useful lives as follows:
- buildings: 20 years,
- cylinders: 10 to 20 years,
- plants: 15 to 20 years,
- pipelines: 15 to 35 years,
- other equipment: 5 to 15 years,

Land is not depreciated.

f/ Impairment of assets

According to IAS36, the Group assesses regularly whether there is any indication of an impairment loss of assets. If such indications exist, an impairment test is performed to assess whether the carrying amount of assets is fully recoverable.The recoverable amount of an asset is the higher of its fair value less costs to sell (net fair value) and its value in use.

For goodwill, the impairment test is performed annually.

In assessing value in use, the estimated future cash flows are discounted to their present value. The terms and conditions used to assess cash flows are similar to those used for an investment decision.

When performing impairment tests on cash generating units or groups of cash generating units, the Group uses a combined approach using the estimated cash flow approach (value in use) and the market multiples approach (fair value less costs to sell).

The discount rate depends on the nature, the location of assets and the customer market. It is determined according to the minimum level of profitability expected from the investment considering industrial and commercial risks and credit terms.

For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit (CGU) to which the assets belong. A cash generating unit is an identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets. They are mainly determined on a geographical basis and by reference to the markets in which the Group operates.

Goodwill is allocated to cash generating units or groups of cash generating units representing the level at which goodwill is monitored by the Group.

When the recoverable amount of an asset, a cash generating unit or a group of cash generating units is lower than its carrying amount, an impairment loss is recognized immediately through profit and loss. An impairment loss of a cash generating unit is first allocated to goodwill.

When the recoverable amount exceeds the carrying amount, the previously recognized impairment loss is reversed to the income statement, with the exception of impairment losses on goodwill, which cannot be reversed.

To perform these tests, the Air Liquide group defined a level at which asset impairment tests are performed in accordance with IAS36:

- dedicated and on-site plants are tested individually,
- pipelines are tested at network level,
- liquid gas and hydrogen/CO plants are grouped together according to the plants' customer market,
- other assets are allocated to the cash generating units or groups of cash generating units.

The cash generating units of the Gas and Services activity are determined on a geographical basis. The other activities are managed at European (Air Liquide Welding and Metrology) or worldwide (Engineering / Construction) levels.

g/ Leases

Finance leases

Leases of property, plant and equipment that transfer virtually all the risks and rewards of ownership to the Group are classified as finance leases. Items of property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life and the lease term.

Operating leases

Leases where the lessor retains substantially all the risks and rewards incidental to ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

4.6. Financial instruments

a/ Non-current financial instruments

Investments in equity securities

According to IAS39, investments in equity instruments are classified as "available for sale".

The fair value of investments in listed companies is recognized at their quoted market price. Investments in unlisted companies whose fair value cannot be reliably measured are recognized at cost less any accumulated impairment loss. For this purpose, their recoverable amount is based on the Group's share of net assets, expected future profitability and business plans of the entity.

Changes in fair value are recognized directly in a separate component of equity until the asset is disposed of, except for impairment losses which are immediately recognized in the income statement when the decline in fair value is considered permanent.

The cumulative gain or loss previously recognized directly in equity, is recognized in profit or loss at the sale of the securities.

Loans and other financial assets

Loans and other financial assets are initially recognized at their fair value and subsequently carried at amortized cost. Impairment tests are performed at each period-end date. Any impairment loss is recognized immediately through profit and loss.

b/ Trade and other receivables

Trade and other receivables are carried at fair value upon initial recognition and then at amortized cost less any impairment loss.

Impairment losses are recognized when it becomes probable that the amount due will not be collected and the loss can be reasonably estimated. Impairment losses are estimated by taking into account historical losses, age and a detailed risk estimate.

c/ Cash and cash equivalents

Cash and cash equivalents include cash balances, cash deposits, short-term loans, the current portion of long-term loans, and short-term highly liquid investments that are readily convertible to cash and which are subject to an immaterial risk of changes in value.

d/ Current and non-current borrowings

Borrowings include bond debentures and other bank borrowings (including borrowings arising from finance leases and put options of minority interests).

At inception, borrowings are recognized at fair value corresponding to the net proceeds collected. At each balance sheet date, they are measured at amortized cost using the effective interest rate (EIR) method. The effective interest rate includes in the borrowing cost initial redemption premiums and issuance costs less the nominal amount of the borrowing.

Borrowings maturing in less than one year are classified as current borrowings.

e/ Derivative assets and liabilities

Derivative financial instruments are mainly used to manage exposures to foreign exchange, interest rate and commodity price risks relating to the Group's financial and operating activity. For all these transactions, the Group applies hedge accounting and documents, at the inception of the hedge, the type of hedging relationship, the hedging instruments, the nature and the term of the hedged item.

However, in very limited circumstances, some derivatives (options) do not qualify for hedge accounting.

Applying hedge accounting has the following consequences:

- fair value hedge: the hedged portion of the item is carried at fair value. Any change in fair value is recognized through profit or loss and offsets the change in fair value of hedging instruments (except the impact of premiums/discounts),
- cash flow hedge: the portion of the gain or loss on the hedging instrument that is determined to be effective is recognized directly in equity (transferable equity), while the change in the fair value of hedged transaction is not yet recognized in the balance sheet. The change in fair value of the ineffective portion is recognized in other net financial expenses. The amounts directly recognized in equity are reclassified into profit or loss when the hedged transactions occur and are recorded,
- for hedges of net investments in a foreign entity, the effective portion of the changes in the fair value of the derivative instrument is recognized in equity under translation reserves. The ineffective portion of the changes in fair value is recognized in profit or loss. Once the foreign entity subject to the hedge of net investment is sold, the loss or profit initially recognized in translation reserves is recognized in profit or loss. This method also applies for foreign exchange hedging on dividends paid by subsidiaries.

Derivative financial instruments which do not qualify for hedge accounting are carried at fair value through profit or loss with an offsetting entry in financial assets and financial liabilities.

The fair value of assets, liabilities and derivatives is based on the market price at the balance sheet date. For unquoted derivatives, the fair value is based on external experts' valuations.

4.7. Assets classified as held for sale

Non-current assets or disposal groups are classified as "held for sale" if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets classified as held for sale are no longer depreciated (amortized) as of the date of the sale.

Assets or disposal groups are measured at the lower of their carrying amount and fair value less costs to sell.

4.8. Inventories and work-in-progress

Inventories are measured at the lower of cost or net realizable value. Cost is comprised of direct raw materials and, where applicable, direct and indirect labor costs and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

4.9. Share capital, reserves and treasury shares

Air Liquide's share capital is comprised of ordinary shares.

When the Group buys back its own shares, they are classified as treasury shares and presented as a deduction from equity for the consideration paid. The profit or loss from the sale of treasury shares is recognized directly in equity, net of tax.

4.10. Minority interests

In accordance with IAS32/39, put options of minority interests are recorded as financial liabilities at the option's strike price.

The share in the net assets of subsidiaries was reclassified from minority interests to borrowings.

Under current standards and interpretations, and in the absence of specific details from the IFRIC, the Group has elected to recognize in goodwill the consideration for the difference between the strike price of granted option and the minority interests reclassified in financial debt.

Minority interests in profit and loss do not change and still reflect present ownership interests.

4.11. Provisions

a/ Provisions

Provisions are recognized when:
- the Group has a present obligation as a result of a past event,
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation,
- a reliable estimate can be made of the amount of the obligation.

Restructuring provisions include only the direct expenditures arising from the restructuring and are recognized in the period in which the Group has approved a detailed and formal restructuring plan and the restructuring has either begun or been announced.

A provision for loss contracts is recognized when the expected benefits from the contract are lower than the cost of meeting the obligations under the contract.

b/ Pensions and employee benefits

Air Liquide provides its employees with various pension plans, termination indemnities, jubilees (awards based on years of service), and other post-employment benefits for both active employees and retirees. These plans vary according to laws and regulations applicable in each country as well as specific rules in each subsidiary.

These benefits are covered in two ways:
- by so-called defined contribution plans,
- by so-called defined benefit plans.

Defined contribution plans are plans under which the employer's sole obligation is to pay regular contributions. The employer's obligation is limited to payment of the planned contributions. The employer does not grant any guarantee on the future level of service to the employee or retiree ("means-based obligation"). The annual pension expense is equal to the contribution paid during the fiscal year which relieves the employer from any further obligation.

Defined benefit plans are those by which the employer guarantees the future level of services defined in the agreement, most often depending on the employee's salary and seniority ("result-based obligation"). Defined benefit plans can be:

- either financed by contributions to a fund specialized in managing the contributions paid,
- or managed internally.

The Group grants both defined benefit and defined contribution plans.

For defined contribution plans, retirement and similar commitments are measured by independent actuaries, according to the projected unit credit method in accordance with IAS19. The actuarial calculations mainly take into account the following assumptions: salary increases, employee turnover, retirement date, expected salary trends, mortality, inflation and appropriate discount rates for each country.

Defined benefit plans are, in certain cases, covered by external pension funds. In this case, assets are mostly invested in bonds or equities carried at their fair value.

In accordance with IFRS1, the Group opted to recognize in equity all deferred actuarial gains and losses relating to employee benefits recorded in the balance sheet as of January 1, 2004, the transition date.

The actuarial gains and losses generated after January 1, 2004 are recognized in the income statement using the "corridor approach". Under this method, actuarial gains and losses exceeding the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets at the beginning of the reporting period, are amortized over the expected average working lives of the plan participants.

Valuations are carried out annually by independent actuaries for significant plans and every three years for other plans unless there are material changes in circumstances that necessitate a new calculation.

4.12. Foreign currency transactions and balances

Foreign currency transactions are recognized according to the following principles:

- foreign currency transactions are translated by each company into its functional currency at the exchange rate prevailing on the date of the transaction,
- at the year-end, monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the year-end exchange rate.

Exchange differences relating to commercial transactions are recognized in operating profit. For financial transactions, differences are recognized in financial income except for differences resulting from hedge of a net investment that are recognized in equity until the net investment is disposed of.

4.13. Contingent assets and liabilities

Contingent assets and liabilities arise from past events, the outcome of which depends on future uncertain events.

Contingent liabilities also encompass unrecognized present obligations that cannot be reliably estimated.

Contingent assets and liabilities are disclosed in the notes to the consolidated financial statements, except for contingent liabilities assumed in a business combination, which are recognized in accordance with IFRS3.

4.14. Discontinued operations

A discontinued operation is a clearly distinguishable component,

- of the Group that either has been separated, or is classified as held for sale,
- represents a separate major line of business or geographical area of operations,
- is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations,
- is a subsidiary acquired exclusively with a view to resale.

The results of discontinued operations are presented separately on the income statement.

4.15. Government grants

Governments grants received are recognized in other non-current liabilities. They are then recognized as income in the income statement for the period on the same basis as the subsidized assets are depreciated.

4.16. Share-based payments

The Group grants share options to management and some employees. In accordance with IFRS2, share options are measured at fair value at the grant date. The fair value is estimated using the binomial model. Any changes in value subsequent to the grant date do not call into question the initial measurement.

In accordance with IFRS2, the fair value of options granted is recognized as an employee expense with a corresponding increase in equity, and amortized on a straight-line basis over the vesting period.

Under the option available under IFRS1, IFRS2 has only been applied to share option plans granted after November 7, 2002 and not vested as of January 1, 2004.

The dilution effect of non-vested share option plans is reflected in the calculation of diluted earnings per share.

For employee savings plans, the capital increases reserved for employees and performed under conditions that differ from market conditions result in the recognition of an expense. This expense corresponds to the contribution paid by the Company and the discount on the share price less the cost of non-transferability for the employees.

4.17. Greenhouse gas emission rights

In certain countries, the Air Liquide group receives greenhouse gas emission rights free of charge. These allowances are allocated year by year for a compliance period of three years.

In return, the Group has to deliver allowances equal to its actual emissions.

In absence of any specific guidance in IFRS (IFRIC3 has been withdrawn), the Group has elected the following accounting approach:

- at each balance sheet date, the Group assesses if it has sufficient emission rights to cover its actual emissions. If the rights allocated exceed the actual emissions, no asset is recognized and the sold rights are recognized in profit or loss. Conversely, the Group shall recognize a net liability for the supplementary obligation to deliver allowances not covered by the rights received.

5 | Segment reporting

5.1. Segment information

Segmental information is based on two segment formats:

- the primary segment format, by geographic area, represents the Group's management structure. The principal activity of the Group is the industrial gas business, which is managed through five geographic zones, determined according to the location of the assets:
  - France,
  - Europe (excluding France),
  - Americas,
  - Asia - Pacific,
  - Africa and Middle-East.
- the secondary segment format represents the business lines:
  - Gas and Services,
  - AL Welding Group,
  - Engineering and Construction,
  - Other activities (mainly Chemicals, Diving).

Unallocated items to geographic areas and business lines include mainly corporate expenses as well as Research and Development costs.

5.2. Net indebtedness

Net indebtedness includes:

- current and non-current borrowings minus the fair value of hedging derivative assets less,
- cash and cash equivalents as defined in paragraph c/ of section 4.6., net of the fair value of hedging derivative liabilities to cover loans.

5.3. Other operating profit and expenses

Material non-current transactions that could affect operating performance are classified as "other operating profit and expenses". They mainly include:

- gains or losses on the disposal of activities,
- major restructuring costs resulting from unusual significant events that could distort operating performance,
- very significant charges to provisions and impairment losses.

Notes to the consolidated financial statements

for the year ended December 31

1 Major events

1.1. Major events in 2006

In 2006, there were no significant changes in the consolidation scope that could have had a material impact on the Group financial statements.

1.2. Major events in 2005

On July 12, 2005, Air Liquide sold its 39.5% interest in the share capital of Séchilienne-Sidec for a total consideration of 162.3 million euros.

The net capital gain of 80.6 million euros after tax realized on the sale is reported in Profit from discontinued operations.

After a takeover bid followed by a public offer of withdrawal, Air Liquide increased its interest in the share capital of Soaeo S.A. from 86.8% to 100% on December 22, 2005. The simplified takeover bid was primarily performed by way of an exchange of Air Liquide treasury shares. SOAEO shares acquired had a total value of 157.3 million euros (including acquisition costs). Following these transactions, the resulting consolidation difference of 117.6 million euros was recognized in goodwill as of December 31, 2005. This transaction did not impact the 2005 Income statement.

1.3. Integration of Messer activities

On May 7, 2004, Air Liquide signed an agreement for the acquisition of Messer's industrial gas activities in Germany, the United Kingdom and the United States. Since this date, these activities have been included in the consolidated financial statements.

The purchase consideration for shares was 2,684 million euros.

This acquisition was approved by European and American competition authorities subject to a number of divestitures which were performed under the following terms and conditions:

- sale of certain liquid gas activities in the United States to Matheson TriGas Inc. (a subsidiary of Nippon Sanso) on November 2, 2004,
- sale of certain Large Industry, Bulk and Cylinders activities in Germany to Praxair on December 3, 2004,
- sale of the 51% investment in Messer Nippon Sanso to Taiyo Nippon Sanso on January 14, 2005.

The amount of divestitures completed, net of taxes paid, totaled 713.4 million euros, including 699 million euros as of December 31, 2004. After taking into account acquisition and restructuring costs as well as fair value of acquired assets, goodwill measured according to IFRS amounted to 1,453.2 million euros as of December 31, 2004.

Goodwill as of December 31, 2004

In millions of euros	
Financial investments (including acquisition costs)	(2,736)
Share of acquired equity	835
Initial goodwill	**1,901**
Allocation to intangible assets	(413)
Allocation to property, plant and equipment	(190)
Tax-related impact of these allocations	240
Net fair value impact of divested activities	(198)
Goodwill after allocation	**1,340**
Recognition of liabilities and contingent liabilities	138
Other (impact of foreign currency translation)	(25)
Goodwill as of December 31, 2004 (1)	**1,453**

(1) Including 1,264 million euros with respect to the acquisition of Messer activities in Germany.

The acquisition of Messer activities had the following impacts on the main financial indicators for fiscal year 2004:

Main impact on the balance sheet as of December 31, 2004

In millions of euros	
Assets	
Intangible assets, net	228.3
Property, plant & equipment, net	986.4
Goodwill	1,453.2
Equity & Liabilities	
Provisions and deferred tax	762,8
Net indebtedness	1,988.2

Income statement for the year ended December 31, 2004

In millions of euros	
Revenue	470.7
Operating income recurring before depreciation and amortization	118.1
Depreciation and amortization	(60.5)
Operation income recurring	57.6
Other non-recurring operating expenses	(107.1)
Operating income	(49.5)
Net finance costs and other net financial expenses	(61.9)
Income taxes	42.9
Profit from discontinued operations	32.3
Profit for the period	(36.2)
Minority interests	1.1
Net profit (Group share)	(37.3)

Other non-recurring operating expenses include restructuring costs related to the acquisition of Messer activities.

Profit from discontinued operations or held for sale includes the profit from these operations between May 7, 2004 and the date of sale as well as the net gain realized by the Group following the divestitures of certain of its assets in Germany and the write-down of computer software existing prior to the acquisition which subsequently became redundant.

Main impact on the Statement of cash flows for the year ended December 31, 2004

In millions of euros	
Financial investments (including acquisition costs)	(2,735.6)
Proceeds from sale of divested activities	699.0

2 | Segment information

The primary and secondary reporting formats reflect the management structure of the Group and the internal reporting structure.

2.1. Primary segment information

Primary segment information is provided by geographical area. Revenue is analyzed by geographical area of production (country of origin), with the exception of Engineering and Construction activities, which are analyzed according to customer location (country of destination).

The profits, assets and liabilities of each segment consist of amounts directly attributable to the segment, provided they can be allocated to the segment on a reasonable basis.

Research and Development center and Corporate activities are not allocated.

2.2. Secondary segment information

Operations are organized into four business segments, each representing specific products and services.

- Gas and Services,
- AL Welding group,
- Engineering and Construction,
- Other activities.

The Gas and Services segment encompasses the Large Industries, Industrial Merchant, Healthcare and Electronics business lines.

AL Welding group produces and distributes welding and cutting consumables and equipment.

The Engineering and Construction segment designs and primarily builds industrial gas production plants and advanced technology products.

Other activities primarily include Chemicals and Diving.

2006

Segment information by geographical area

In millions of euros	Continuing operations							Discontinued operations	Total
	France	Europe (excluding France)	Americas	Asia-Pacific	Africa and Middle-East	Unal-located	Total		
INCOME STATEMENT									
Revenue									
Gas and Services	1,800.6	3,370.6	2,568.3	1,715.0	173.5		9,628.0		9,628.0
AL Welding Group	183.2	379.5					562.7		562.7
Other activities	261.7	40.8	69.7	5.8			378.0		378.0
Sub-total excluding Engineering/Construction	**2,245.5**	**3,790.9**	**2,638.0**	**1,720.8**	**173.5**		**10,568.7**		**10,568.7**
Engineering/Construction	84.7	88.0	55.2	131.7	20.4		380.0		380.0
Total Revenue	**2,330.2**	**3,878.9**	**2,693.2**	**1,852.5**	**193.9**		**10,948.7**		**10,948.7**
Operating income recurring									
Gas and Services	341.1	661.2	395.6	250.8	44.5		1,693.2		1,693.2
Other	53.8	51.3	3.0	15.2			123.3		123.3
R&D centers/Corporate						(157.3)	(157.3)		(157.3)
Total operating income recurring	**394.9**	**712.5**	**398.6**	**266.0**	**44.5**	**(157.3)**	**1,659.2**		**1,659.2**
Other non-recurring operating expenses							2.6		2.6
Net finance costs							(155.4)		(155.4)
Other net financial expenses							(42.2)		(42.2)
Income taxes							(419.8)		(419.8)
Share of profit of associates	(1.2)	2.9	(2.7)	21.7	7.0		27.7		27.7
Profit for the period							**1,072.1**		**1,072.1**

In millions of euros	France	Europe (excluding France)	Americas	Asia Pacific	Africa and Middle-East	Unallocated	Total
BALANCE SHEET							
Segment assets	**1,631.1**	**7,218.1**	**3,293.1**	**2,363.3**	**269.2**	**154.2**	**14,929.0**
Goodwill	167.1	1,776.1	339.0	295.0	37.5		2,614.7
Intangible assets and property, plant and equipment	525.9	3,903.4	2,443.2	1,302.1	127.0	57.3	8,358.9
Other segment assets	937.1	1,520.4	501.7	657.6	70.3	96.9	3,784.0
Investments in associates	1.0	18.2	9.2	108.6	34.4		171.4
Non-segment assets							1,366.3
Total assets							**16,295.3**
Segment liabilities	**1,384.0**	**1,513.6**	**540.9**	**527.8**	**64.7**	**53.4**	**4,084.4**
Non-segment liabilities							5,644.1
Equity including minority interests							6,566.8
Total equity and liabilities							**16,295.3**
Other information							
Capital expenditure (intangible assets and property, plant and equipment)	(152.8)	(431.6)	(240.3)	(249.0)	(23.7)	(30.8)	(1,128.2)
Depreciation and amortization	(163.4)	(331.3)	(267.4)	(125.9)	(14.8)	(5.4)	(908.2)

Segment information by acitivity

In millions of euros	2006
Gas and Services	
Revenue	9,628.0
Total segment assets	13,794.1
Capital expenditure (intangible assets and property, plant and equipment)	(1,063.1)
AL Welding Group	
Revenue	562.7
Total segment assets	488.8
Capital expenditure (intangible assets and property, plant and equipment)	(13.1)
Other activities	
Revenue	378.0
Total segment assets	237.7
Capital expenditure (intangible assets and property, plant and equipment)	(12.7)

In millions of euros	2006
Engineering and Construction	
Revenue	380.0
Total segment assets	254.2
Capital expenditure (intangible assets and property, plant and equipment)	(8.5)

2005

Segment information by geographical area

In millions of euros	Continuing operations							Discontinued operations	Total
	France	Europe (excluding France)	Americas	Asia-Pacific	Africa and Middle-East	Unal-located [1]	Total		
INCOME STATEMENT									
Revenue									
Gas and Services	1,696.1	3,128.0	2,547.4	1,613.4	162.8		9,147.7		9,147.7
AL Welding Group	171.2	341.1					512.3		512.3
Other activities	249.5	42.4	57.5	6.7			356.1		356.1
Sub-total excluding Engineering/Construction	**2,116.8**	**3,511.5**	**2,604.9**	**1,620.1**	**162.8**		**10,016.1**		**10,016.1**
Engineering/Construction	146.6	49.0	67.9	131.4	23.8		418.7		418,7
Total Revenue	**2,263.4**	**3,560.5**	**2,672.8**	**1,751.5**	**186.6**		**10,434.8**		**10,434.8**
Operating income recurring									
Gas and Services	310.1	617.7	360.0	238.6	40.8		1,567.2		1,567.2
Other	41.6	45.7	6.2	12.1			105.6		105.6
R&D centers/Corporate						(155.2)	(155.2)		(155.2)
Total operating income recurring	**351.7**	**663.4**	**366.2**	**250.7**	**40.8**	**(155.2)**	**1,517.6**		**1,517.6**
Other non-recurring operating expenses							(44.8)		(44.8)
Net finance costs							(163.1)		(163.1)
Other net financial expenses							(49.1)		(49.1)
Income taxes							(370.7)		(370.7)
Share of profit of associates	6.3	3.0	(0.2)	19.9	7.5		36.5		36.5
Profit for the period							**926.4**	**80.6**	**1,007.0**

(1) Following reclassification of 4.5 million euros in revenue for the France zone.

In millions of euros	France	Europe (excluding France)	Americas	Asia Pacific	Africa and Middle-East	Unallocated	Total
BALANCE SHEET							
Segment assets	**1,644.1**	**6,878.7**	**3,725.1**	**2,334.3**	**293.7**	**156.4**	**15,032.3**
Goodwill	170.8	1,759.3	375.2	290.1	50.6		2,646.0
Intangible assets and property, plant and equipment	535.5	3,774.7	2,781.3	1,292.3	136.3	34.4	8,554.5
Other segment assets	934.3	1,329.4	555.4	648.4	76.2	122.0	3,665.7
Investments in associates	3.5	15.3	13.2	103.5	30.6		166.1
Non-segment assets							1,256.1
Total assets							**16,288.4**
Segment liabilities	**1,368.4**	**1,518.5**	**656.0**	**582.2**	**64.0**	**74.4**	**4,263.5**
Non-segment liabilities							5,816.2
Equity including minority interests							6,208.7
Total equity and liabilities							**16,288.4**
Other information							
Capital expenditure (intangible assets and property, plant and equipment)	(173.2)	(372.9)	(190.5)	(213.3)	(10.8)	(14.5)	(975.2)
Depreciation and amortization	(168.6)	(321.1)	(266.6)	(120.3)	(15.4)	(5.3)	(897.3)

Segment information by acitivity

In millions of euros	2005
Gas and Services	
Revenue	9,147.7
Total segment assets	13,866.8
Capital expenditure (intangible assets and property, plant and equipment)	(899.4)
Groupe AL Welding	
Revenue	512.3
Total segment assets	440.2
Capital expenditure (intangible assets and property, plant and equipment)	(11.0)
Other activities	
Revenue	356.1
Total segment assets	235.8
Capital expenditure (intangible assets and property, plant and equipment)	(44.2)

In millions of euros	2005
Engineering and Construction	
Revenue	418.7
Total segment assets	333.1
Capital expenditure (intangible assets and property, plant and equipment)	(6.1)

2004

Segment information by geographical area

In millions of euros	Continuing operations France	Europe (excluding France)	Americas	Asia-Pacific	Africa and Middle-East	Unallocated [1]	Total	Discontinued operations	Total
INCOME STATEMENT									
Revenue									
Gas and Services	1,619.6	2,753.9	2,237.7	1,512.1	151.9		8,275.2		8,275.2
AL Welding Group	163.2	319.8					483.0		483.0
Other activities	232.3	43.5	57.8	6.6			340.2		340.2
Sub-total excluding Engineering/Construction	**2,015.1**	**3,117.2**	**2,295.5**	**1,518.7**	**151.9**		**9,098.4**		**9,098.4**
Engineering/Construction	101.3	44.4	25.0	123.2	36.1		330.0		330.0
Total Revenue	**2,116.4**	**3,161.6**	**2,320.5**	**1,641.9**	**188.0**		**9,428.4**		**9,428.4**
Operating income recurring									
Gas and Services	304.9	557.6	303.2	221.1	36.0		1,422.8		1,422.8
Other	48.0	41.5	6.3	5.1			100.9		100.9
R&D centers/Corporate						(149.1)	(149.1)		(149.1)
Total operating income recurring	**352.9**	**599.1**	**309.5**	**226.2**	**36.0**	**(149.1)**	**1,374.6**		**1,374.6**
Other non-recurring operating expenses							(150.5)		(150.5)
Net finance costs							(149.3)		(149.3)
Other net financial expenses							(49.7)		(49.7)
Income taxes							(249.5)		(249.5)
Share of profit of associates	9.8	6.1	1.1	12.4	7.1		36.5		36.5
Profit for the period							**812.1**	**32.3**	**844.4**

(1) Following reclassification of 3.3 million euros in revenue for the France zone.

In millions of euros	France	Europe (excluding France)	Americas	Asia Pacific	Africa and Middle-East	Unallocated	Total
BALANCE SHEET							
Segment assets	**1,717,7**	**6,784.4**	**3,235.4**	**1,958.2**	**246.4**	**100.5**	**14,042.6**
Goodwill	172.6	1,734.6	329.1	171.4	23.5		2,431.2
Intangible assets and property, plant and equipment	558.2	3,690.8	2,455.6	1,106.7	128.1	31.7	7,971.1
Other segment assets	932.5	1,328.4	437.4	601.3	65.0	68.8	3,433.4
Investments in associates	54.4	30.6	13.3	78.8	29.8		206.9
Non-segment assets							1,378.4
Total assets							**15,421.0**
Segment liabilities	**1,336.6**	**1,548.5**	**569.3**	**500.7**	**54.1**	**85.2**	**4,094.4**
Non-segment liabilities							6,094.1
Equity including minority interests							5,232.5
Total equity and liabilities							**15,421.0**
Other information							
Capital expenditure (intangible assets and property, plant and equipment)	(189.2)	(345.4)	(179.9)	(158.0)	(12.0)	(16.5)	(901.0)
Depreciation and amortization	(164.7)	(290.8)	(248.1)	(113.4)	(14.0)	(23.6)	(854.6)

Segment information by acitivity

In millions of euros	2004
Gas and Services	
Revenue	8,275.2
Total segment assets	12,908.6
Capital expenditure (intangible assets and property, plant and equipment)	(790.1)
Groupe AL Welding	
Revenue	483.0
Total segment assets	439.2
Capital expenditure (intangible assets and property, plant and equipment)	(16.0)
Other activities	
Revenue	340.2
Total segment assets	267.1
Capital expenditure (intangible assets and property, plant and equipment)	(38.1)

In millions of euros	2004
Engineering and Construction	
Revenue	330.0
Total segment assets	327.2
Capital expenditure (intangible assets and property, plant and equipment)	(40.3)

3 Revenue

In millions of euros	2004	%	2005	%	2006	%
Gas and Services	8,275.2	88%	9,147.7	88%	9,628.0	88%
AL Welding	483.0	5%	512.3	5%	562.7	5%
Other activities	340.2	4%	356.1	3%	378.0	3%
Engineering and Construction	330.0	3%	418.7	4%	380.0	4%
Total	**9,428.4**	**100%**	**10,434.8**	**100%**	**10,948.7**	**100%**

Consolidated revenue for the year ended December 31, 2006 totaled 10,948.7 million euros, up 4.9% on 2005. The increase is 5.7% on a comparable basis, after adjustment for the cumulative impact of foreign exchange fluctuations, natural gas prices and principal changes in the consolidation scope.

- Foreign exchange rate fluctuations represented (35.4) million euros in 2006, for an impact of (0.4)% on Group revenue. The impact was primarily due to the appreciation of the euro against the yen.
- Natural gas prices had an impact of (13.8) million euros excluding foreign exchange fluctuations, for a contribution of (0.1)% to consolidated revenue.
- The impact of changes in the scope of consolidation is related to the deconsolidation of the liquid chemicals activity in the United States beginning in the second quarter of 2005. Over the year, the impact stands at (27.0) million euros, or (0.3)% of consolidated revenue.

Consolidated revenue for the year ended December 31, 2005 totaled 10,434.8 million euros, up 10.7% on 2004. The increase is +6.2% on a comparable basis, after adjustment for the cumulative impact of foreign exchange fluctuations, natural gas prices and principal changes in the consolidation scope.

- Foreign exchange rate fluctuations contributed revenue of 43 million euros in 2005, representing consolidated revenue growth of 0.5%. These gains were primarily due to the appreciation of the Canadian dollar.
- The increase in natural gas prices contributed additional revenue of 212 million euros in 2005, excluding foreign exchange impacts, representing consolidated revenue growth of 2.2%.
- The principal changes in the consolidation scope were the consolidation of Messer activities for a full year and the deconsolidation of chemical liquid activities in the United States in the second quarter. These changes had an estimated impact of +163 million euros for 2005 as a whole, representing consolidated revenue growth of 1.8%.

4 Recurring operating income and expenses

Recurring operating income and expenses are comprised of purchase, personnel expenses, depreciation and amortization and other income and expenses.

The primary Group purchases include electricity, natural gas and industrial and medical products.

Net operating expenses were up +4.2% over 2005. The operating margin (operating income recurring as a percentage of revenue) stood at 15.1% in 2006 excluding the impact of natural gas, an improvement over 2005 (14.5%). The improvement is explained by the productivity program, the pursuit of the synergies plan related to the acquisition of the Messer activities and the significant repercussion of higher costs (energy and raw materials) on our prices.

4.1. Personnel expenses

In millions of euros	2004	2005	2006
Salaries and social security contributions	(1,672.1)	(1,800.8)	(1,873.1)
Defined contribution pension plans	(16.7)	(15.7)	(17.9)
Defined benefit pension plans	(38.3)	(34.5)	(39.7)
Share-based payments	(2.5)	(5.4)	(8.8)
Total	**(1,729.6)**	**(1,856.4)**	**(1,939.5)**

Consolidated companies employed 36,900 individuals as of December 31, 2006, (35,900 as of December 31, 2005 and December 31, 2004). The increase essentially stems from Asia (South Korea and China) and North America. In addition, there were 350 employees from acquired and newly consolidated companies in 2006.

4.2. Other income and expenses

Other income and expenses primarily include transport and distribution costs, sub-contracting costs, operating lease installments and insurance premiums.

Other operating revenue is not material.

4.3. Research and Development expenditures

These costs are expensed as incurred as the Group does not consider that the conditions required by IAS38 for the capitalization of development costs have been satisfied.

In 2006, innovation costs amounted to 172.5 million euros (164.4 million euros in 2005 and 161.5 million euros in 2004) including Research and Development costs of 116.4 million euros (107.3 million euros in 2005 and 103.3 million euros in 2004).

4.4. Depreciation and amortization expense

In millions of euros	2004	2005	2006
Intangible assets	(50.4)	(57.8)	(59.9)
Property, plant and equipment (1)	(804.2)	(839.5)	(848.3)
Total	**(854.6)**	**(897.3)**	**(908.2)**

(1) Including the depreciation charge after deduction of investment grants released to profit.

5 Other non-recurring operating expenses

In millions of euros	2004	2005	2006
Expenses			
Messer restructuring costs	(107.1)		
Other reorganization and restructuring costs	(17.2)	(47.7)	(17.5)
Impairment losses	(6.2)	(42.7)	
Provisions relating to the implementation of advanced technologies	(20.0)		
Other		(1.8)	(2.5)
Total other non-recurring operating expenses	**(150.5)**	**(92.2)**	**(20.0)**
Income			
Capital gains on the disposal of PP&E and investments		47.4	22.6
Total other non-recurring operating income		**47.4**	**22.6**
Total	**(150.5)**	**(44.8)**	**2.6**

In 2006, reorganization and restructuring costs are related to the change in the organizational structure of Industrial Merchant in certain European countries. In 2005, they involved this same change as well as the costs of the continued reorganization of the AL Welding group. In 2004, other reorganization and restructuring costs mainly included the AL Welding group and certain European subsidiaries of the Group.

Impairment losses were recognized in 2005 due to capitalized information technology system development costs (32.6 million euros). These impairment losses were recognized following the decision to change the organizational structure of Industrial Merchant activities in certain European countries. Other impairment losses included goodwill recognized due to Metrology and Service activities (6.2 million euros in 2004 and 10.1 million euros in 2005).

Capital gains realized from disposals of property, plant and equipment and financial investments primarily include the following:

- as of December 31, 2006: the disposals of the Group interest in a cogeneration unit in the United States and the disposals of propane activity in Sweden and Germany,
- as of December 31, 2005: the disposals of the homecare activity in the United States, a cogeneration unit in France and a distributor in the United States.

6 Net finance costs and other net financial expenses

6.1. Net finance costs

In millions of euros	2004	2005	2006
Finance costs	(173.6)	(189.5)	(194.3)
Financial income from short-term investments	24.3	26.4	38.9
Total	**(149.3)**	**(163.1)**	**(155.4)**

6.2. Other net financial expenses

In millions of euros	2004	2005	2006
Dividends received	3.6	3.8	3.7
Other financial income (1)	37.0	42.7	17.4
Financial expenses related to employee benefits	(52.2)	(51.6)	(47.0)
Other financial expenses (2)	(38.1)	(44.0)	(16.3)
Total	**(49.7)**	**(49.1)**	**(42.2)**

(1) Including financial income related to fair market value of derivative instruments.
(2) Including financial expenses related to fair market value of derivative instruments.

Capitalized finance costs total 10.8 million euros in 2006 (5.9 million euros in 2005 and 3.4 million euros in 2004). The average financing rate for the relevant subsidiaries was used for capitalization purposes.

7 Income taxes

7.1. Income taxes

In millions of euros	2004	2005	2006
Current tax			
Income tax expense payable	(345.7)	(330.0)	(379.6)
Prior year tax losses or tax credits not previously recognized	6.1	7.2	8.2
Total	**(339.6)**	**(322.8)**	**(371.4)**
Deferred tax			
Temporary differences	90.6	(51.0)	(57.4)
Impact of tax rate changes	(0.5)	3.1	9.0
Total	**90.1**	**(47.9)**	**(48.4)**

7.2. Reconciliation of the standard tax rate and the effective Group tax rate

%	2004	2005	2006
Standard tax rate	**33.5**	**34.2**	**34.0**
Impact of transactions taxed at reduced rates	(2.8)	(2.9)	(3.0)
Impact of tax rate changes	0.1	(0.2)	(0.6)
Impact of tax exemptions and other	(6.5)	(1.7)	(1.7)
Effective Group tax rate	**24.3**	**29.4**	**28.7**

The standard tax rate is the average rate obtained by applying the statutory tax rate for each country to their related earnings before tax.

The effective Group tax rate is determined as follows: (current and deferred income tax expense)/(net profit before tax less share of profit of associates and net profit from discontinued operations).

In France, L'Air Liquide S.A. has elected to determine French income taxes on a consolidated basis, including all French subsidiaries complying with the requirements.

Foreign subsidiaries have also elected to apply for similar rules wherever this is allowed under local regulations.

The impact of lower tax rates in certain European countries contributed to a lower effective rate over the 2005 rate. The effective tax rate in 2004 was reduced substantially by non-recurring tax transactions implemented in Europe and the recognition of restructuring provisions following the acquisition of Messer activities.

8 Net profit from discontinued operations

In millions of euros	2004	2005	2006
Net profit from discontinued operations	32.3	80.6	

In 2005, net profit from discontinued activities includes the after-tax capital gain realized by Air Liquide on the sale of its 39.5% interest in Séchilienne-Sidec.

In 2004, the acquisition of Messer industrial gas activities in Germany, the United Kingdom and the United States, was authorized by the European and American competition authorities subject to the performance of a number of divestitures.

Net profit from discontinued operations includes the net profit of these activities realized between May 7, 2004 and the date of disposal, together with capital gains realized on the divestiture of certain Group assets in Germany and the write-down of computer software existing prior to the acquisition which subsequently became redundant.

9 Net earnings per share

9.1. Basic earnings per share

	2004	2005	2006
Net profit (Group share) attributable to ordinary equity holders of the parent (in millions of euros)	780.1	933.4	1,002.3
Weighted average number of ordinary shares outstanding	118,988,464	118,778,764	120,038,567
Basic earnings per share (in euros)	**6.56**	**7.86**	**8.35**

Basic earnings per share is calculated by dividing net profit (Group share) attributable to ordinary equity holders of the parent by the weighted average number of shares outstanding during the year, excluding ordinary shares purchased by the Group and recognized in equity.

The weighted average number of shares outstanding during the year is calculated by excluding treasury shares. The number of shares outstanding and net earnings per share in 2004 and in 2005 were adjusted for the one for ten bonus share issue performed during the year.

9.2. Diluted earnings per share

	2004	2005	2006
Net profit used to calculate diluted earnings per share (in millions of euros)	**780.1**	**933.4**	**1,002.3**
Weighted average number of ordinary shares outstanding	118,988,464	118,778,764	120,038,567
Adjustment for dilutive impact of share subscription options	327,090	592,985	1,006,996
Adjusted weighted average number of shares outstanding used to calculate diluted earnings per share	**119,315,554**	**119,371,749**	**121,045,563**
Diluted earnings per share (in euros)	**6.54**	**7.82**	**8.28**

Diluted earnings per share takes into account the weighted average number of shares that would have been outstanding had all potentially dilutive shares been converted. The dilutive impact is therefore calculated assuming the exercise in full of all share subscription options granted to employees.

Profit for the period is adjusted for the change in income and expense items that would result from the exercise of the share subscription options.

No other financial instruments capable of generating further dilution of net earnings per share have been issued by the Group.

10 Dividend per share

The 2005 dividend on ordinary shares, reported and paid on May 16, 2006 was 432.1 million euros (including treasury shares), for a dividend of 3.85 euros per share. Dividends paid represent a distribution rate of 46.3% of the profit for the period attributable to equity holders of the parent.

A dividend distribution of 497.0 million euros (including treasury shares), for a dividend of 4.00 euros per share, on ordinary shares will be proposed to the Shareholders' Meeting in respect of 2006. This amounts to a distribution rate of 49.6% of profit for the period attributable to equity holders of the parent.

11 Goodwill

11.1. Movement during the period

In millions of euros	As of January 1	Goodwill recognized during the period	Goodwill removed during the period	Impairment losses	Impairment losses removed	Foreign exchange differences	Other movements (1)	As of December 31
2004	848.6	1,510.5	(2.7)			(29.9)	104.7	2,431.2 (2)
2005	2,431.2	149.3	(11.7)	(6.6)		55.0	28.9	2,646.1
2006	**2,646.1**	**37.4**	**(1.9)**		**0.2**	**(58.8)**	**(8.4)**	**2,614.7**

(1) Other movements primarily include the valuation of put options of minority interests in Switzerland, Germany, France, South Africa and Egypt in the amount of 99.6 million euros in 2004 and 28.5 million euros in 2005. The 2006 revaluation amounts to (2.6) million euros for all the options.
(2) Goodwill of 2,431.2 million euros is that of January 1, 2005 due to the recording of put options of minority interests.

Goodwill recognized during the period primarily includes:

- in 2006, two acquisitions in the Homecare sector in Germany and one acquisition in the Electronics sector in Japan,
- in 2005, 117.6 million euros related to the buyout of minority interests in Soaeo S.A. pursuant to the takeover bid followed by public offer for withdrawal, the finalization of Messer activities acquisition with recognition of additional goodwill of 7.9 million euros and the acquisition of certain companies, mainly in the Healthcare sector,
- in 2004, the acquisition of Messer activities in Germany, the United Kingdom and the United States for 1,453.2 million euros and the acquisition of the former Livingston Metrology activities (France, Netherlands, Germany, Spain) for 20.1 million euros.

In 2005, the goodwill removed arose from the sale of Metrology and Service activities in France and the sale of Homecare activities in the United States.

In 2005, impairment losses concerned the Metrology and Service activities.

11.2. Principal goodwill balances as of December 31, 2006

In millions of euros	2004 Net carrying amount	2005 Net carrying amount	2006 Gross carrying amount	2006 Impairment losses	2006 Net carrying amount
Germany (1)	1,328.5	1,350.2	1,370.5		1,370.5
United States (2)	301.1	341.3	305.9		305.9
SOAEO	117.1	234.5	234.6		234.6
AL Welding	88.6	88.6	89.7		89.7
Other subsidiaries	595.9	631.5	620.4	(6.4)	614.0
Total goodwill	**2,431.2**	**2,646.1**	**2,621.1**	**(6.4)**	**2,614.7**

(1) Including goodwill arising from the Messer activities in Germany for 1,270.5 million euros in 2006 and 2005 and 1,263.8 million euros in 2004.
In addition, the change between 2006 and 2005 is linked to goodwill recognized following the acquisition of two companies in Healthcare.
(2) Change between 2006 and 2005 is linked to forex impact.

12 | Other intangible assets

12.1. Gross carrying amounts

In millions of euros	As of January 1	Additions	Disposals	Foreign exchange differences	Assets acquired in a business combination	Other movements (1)	As of December 31
2004							
Internally generated intangible assets	109.8	45.5				16.8	172.1
Other intangible assets	201.8	3.8	(22.3)	(11.7)	277.9	28.9	478.4
Total gross intangible assets	**311.6**	**49.3**	**(22.3)**	**(11.7)**	**277.9**	**45.7**	**650.5**
2005							
Internally generated intangible assets	172.1	33.8	(0.8)	1.1		26.9	233.1
Other intangible assets	478.4	9.0	(16.8)	16.0	1.7	(13.9)	474.4
Total gross intangible assets	**650.5**	**42.8**	**(17.6)**	**17.1**	**1.7**	**13.0**	**707.5**
2006							
Internally generated intangible assets	233.1	37.9	(63.3)(3)	(0.4)		(4.7)	202.6
Other intangible assets	474.4	10.3	(8.6)	(15.6)	0.7	11.8	473.0
Total gross intangible assets	**707.5**	**48.2**	**(71.9)**	**(16.0)**	**0.7**	**7.1**	**675.6**

(1) Other movements primarily include account reclassifications and changes in consolidation scope. Intangible assets are primarily used by the Gas activity.

(2) Assets acquired in a business combination in 2004 mainly correspond to the consolidation of Messer activities for 277.9 million euros, corresponding to the valuation of certain customer contracts in Germany and in the United States as part of the allocation of the initial goodwill.

(3) In 2006, the impairment losses recognized in 2005 for capitalized information system development costs were reversed following the removal of these costs for a gross value of 63.0 million euros and accumulated depreciation and amortization of (30.4) million euros.

12.2. Depreciation and impairment losses

In millions of euros	As of January 1	Charge for the period	Impairment losses (3) (4)	Impairment losses removed	Disposals	Foreign exchange differences	Assets acquired in a business combination	Other movements	As of December 31
2004									
Internally generated intangible assets	(6.4)	(26.8)	(35.9)						(69.1)
Other intangible assets	(157.0)	(23.9)			16.9	2.5	(2.6)	2.9	(161.2)
Total intangible asset amortization	**(163.4)**	**(50.7)**	**(35.9)**		**16.9**	**2.5**	**(2.6)**	**2.9**	**(230.3)**
Total net intangible assets	**148.2**	**(1.4)**	**(35.9)**		**(5.4)**	**(9.2)**	**275.3 (2)**	**48.6 (1)**	**420.2**
2005									
Internally generated intangible assets	(69.1)	(25.4)	(32.6)		0.8	(0.1)		1.1	(125.3)
Other intangible assets	(161.2)	(32.4)	(3.5)		16.1	(1.8)		(13.4)	(196.2)
Total intangible asset amortization	**(230.3)**	**(57.8)**	**(36.1)**		**16.9**	**(1.9)**		**(12.3)**	**(321.5)**
Total net intangible assets	**420.2**	**(15.0)**	**(36.1)**		**(0.7)**	**15.2**	**1.7**	**0.7**	**386.0**
2006									
Internally generated intangible assets	(125.3)	(27.8)		32.6 (3)	30.4 (3)			(1.0)	(91.1)
Other intangible assets	(196.2)	(32.1)			7.3	3.1		0.6	(217.3)
Total intangible asset amortization	**(321.5)**	**(59.9)**		**32.6**	**37.7**	**3.1**		**(0.4)**	**(308.4)**
Total net intangible assets	**386.0**	**(11.7)**		**32.6**	**(34.2)**	**(12.9)**	**0.7**	**6.7**	**367.2**

(1) Other movements primarily include account reclassifications and changes in consolidation scope. Intangible assets are primarily used by the Gas activity.

(2) Assets acquired in a business combination in 2004 mainly correspond to the consolidation of Messer activities for 277.9 million euros, corresponding to the valuation of certain customer contracts in Germany and in the United States as part of the allocation of the initial goodwill.

(3) In 2006, the impairment losses recognized in 2005 for capitalized information system development costs were reversed following the removal of these costs for a gross value of 63.0 million euros and accumulated depreciation and amortization of (30.4) million euros.

(4) Impairment losses recognized in 2004 of (35.9) million euros correspond to computer software that became redundant following the acquisition of Messer activities in Germany.

As of year-end, the Group has given no material commitments for the purchase of intangible assets and is not subject to any restrictions over the use of its existing intangible assets.

13 Property, plant and equipment

13.1. Gross carrying amounts

In millions of euros	As of January 1	Additions	Disposals	Foreign exchange differences	Assets acquired in a business combination (2)	Other movements (1)	As of December 31
2004							
Land	243.8	5.3	(10.2)	(5.5)	17.9	(0.9)	250.4
Buildings	831.1	14.2	(17.4)	(17.6)	272.2	15.7	1,098.2
Equipment, cylinders, installations	13,033.5	204.6	(253.1)	(392.9)	767.7	772.4	14,132.2
Total property, plant and equipment in service	**14,108.4**	**224.1**	**(280.7)**	**(416.0)**	**1,057.8**	**787.2**	**15,480.8**
Construction in progress	308.8	634.7		(13.7)	4.2	(445.4)	488.6
Total property, plant and equipment	**14,417.2**	**858.8**	**(280.7)**	**(429.7)**	**1,062.0**	**341.8**	**15,969.4**
2005							
Land	250.4	1.1	(6.7)	8.5		(0.8)	252.5
Buildings	1,098.2	17.7	(15.3)	41.6	2.5	(195.5)	949.2
Equipment, cylinders, installations	14,132.2	218.6	(218.2)	951.2	31.8	912.0	16,027.6
Total property, plant and equipment in service	**15,480.8**	**237.4**	**(240.2)**	**1,001.3**	**34.3**	**715.7**	**17,229.3**
Construction in progress	488.6	693.6		34.4	20.6	(690.1)	547.1
Total property, plant and equipment	**15,969.4**	**931.0**	**(240.2)**	**1,035.7**	**54.9**	**25.6**	**17,776.4**
2006							
Land	252.5	1.8	(7.3)	(15.8)	0.7	0.4	232.3
Buildings	949.2	11.6	(17.2)	(42.4)	1.2	29.0	931.4
Equipment, cylinders, installations	16,027.6	253.7	(276.6)	(776.0)	19.0	556.2	15,803.9
Total property, plant and equipment in service	**17,229.3**	**267.1**	**(301.1)**	**(834.2)**	**20.9**	**585.6**	**16,967.6**
Construction in progress	547.1	877.2		(29.9)	0.5	(622.6)	772.3
Total property, plant and equipment	**17,776.4**	**1,144.3**	**(301.1)**	**(864.1)**	**21.4**	**(37.0)**	**17,739.9**

(1) Other movements primarily include account reclassifications and changes in consolidation scope, notably in 2004, following the proportionate consolidation of SOAEO group subsidiaries in Singapore and Hong Kong, previously accounted for by the equity method.

(2) Assets acquired in a business combination in 2004 mainly correspond to the consolidation of Messer activities for which the impact on gross value is 1,047.2 million euros.

13.2. Depreciation and impairment losses

In millions of euros	As of January 1	Charge for the period	Impairment losses	Impairment losses removed	Disposals	Foreign exchange differences	Assets acquired in a business combination	Other movements	As of December 31
2004									
Buildings	(490.7)	(36.6)			15.6	11.1		1.4	(499.2)
Equipment, cylinders, installations	(7,377.8)	(790.1)			190.7	216.7		(158.8)	(7,919.3)
Total property, plant and equipment depreciation	**(7,868.5)**	**(826.7)**			**206.3**	**227.8**		**(157.4)**	**(8,418.5)**
Total property, plant and equipment, net	**6,548.7**	**32.1**			**(74.4)**	**(201.9)**	**1,062.0** (2)	**184.4** (1)	**7,550.9**
2005									
Buildings	(499.2)	(36.0)			12.5	(24.2)	(1.7)	(1.7)	(550.3)
Equipment, cylinders, installations	(7,919.3)	(810.3)	(1.3)		177.9	(514.5)	(10.6)	20.5	(9,057.6)
Total property, plant and equipment depreciation	**(8,418.5)**	**(846.3)**	**(1.3)**		**190.4**	**(538.7)**	**(12.3)**	**18.8**	**(9,607.9)**
Total property, plant and equipment, net	**7,550.9**	**84.7**	**(1.3)**		**(49.8)**	**497.0**	**42.6**	**44.4**	**8,168.5**
2006									
Buildings	(550.3)	(36.4)			13.0	27.3		(9.4)	(555.8)
Equipment, cylinders, installations	(9,057.6)	(824.5)	(3.6)		234.7	450.9		7.7	(9,192.4)
Total property, plant and equipment depreciation	**(9,607.9)**	**(860.9)**	**(3.6)**		**247.7**	**478.2**		**(1.7)**	**(9,748.2)**
Total property plant and equipment, net	**8,168.5**	**283.5**	**(3.6)**		**(53.4)**	**(385.9)**	**21.3**	**(38.7)**	**7,991.7**

(1) Other movements primarily include account reclassifications and changes in consolidation scope, notably in 2004, following the proportionate consolidation of SOAEO group subsidiaries in Singapore and Hong Kong, previously accounted for by the equity method.
(2) Assets acquired in a business combination in 2004 mainly correspond to the consolidation of Messer activities for which the impact on gross value is 1,047.2 million euros.

The charge for the period corresponds to the increase in depreciation net of the decrease in investment grants.

Purchases of property, plant and equipment and intangible assets in the Statement of cash flows correspond to the increase in property, plant and equipment and intangible assets adjusted for the change in the fixed assets suppliers' balance during an accounting period.

13.3. Finance leases

Air Liquide enters into lease agreements for the use of certain industrial assets. The substance of a number of these agreements satisfies the definition of a finance lease.

These agreements primarily include office and industrial buildings, vehicle trailers and other industrial equipment as well as information technology hardware.

The present value of minimum lease payments for leased assets is recorded in the balance sheet under Property, plant and equipment. It breaks down as follows:

In millions of euros	2004 Minimum lease payment	2004 Present value of minimum lease payment	2005 Minimum lease payment	2005 Present value of minimum lease payment	2006 Minimum lease payment	2006 Present value of minimum payment
Less than 1 year	31	24	38	33	35	31
1 to 5 years	74	71	62	56	41	36
More than 5 years	9	9	16	13	15	13
Total minimum lease payments	**114**	**104**	**116**	**102**	**91**	**80**
Less impact of discounting (finance charge)	(10)		(14)		(11)	
Present value of minimum lease payments	**104**		**102**		**80**	

14 | Non-current financial assets

In millions of euros	2004	2005	2006
Available-for-sale financial assets	70.2	78.4	70.3
Loans	21.9	30.4	42.2
Other long-term receivables	168.1	174.9	121.8
Employee benefits – prepaid expenses		10.4	6.3
Non-current financial assets	**260.2**	**294.1**	**240.6**

Available-for-sale financial assets primarily consist of unlisted and non-consolidated investments, and in particular shares in Air Liquide Ventures mutual funds and capital contributions to Group companies in the development phase, primarily in Eastern Europe and, in 2005, the Middle East.

15 | Investments in associates

15.1. Financial information

Group share of associates December 31, 2006 In millions of euros	Share of profit for the period	Share of equity
France	(1.2)	1.0
Europe (excluding France)	2.9	18.2
Americas	(2.7)	9.2
Asia – Pacific	21.7	108.6
Africa and Middle-East	7.0	34.4
Total	**27.7**	**171.4**

Group share of associates December 31, 2005 In millions of euros	Share of profit for the period	Share of equity
France	6.3	3.5
Europe (excluding France)	3.0	15.3
Americas	(0.2)	13.2
Asia – Pacific	19.9	103.5
Africa and Middle-East	7.5	30.6
Total	**36.5**	**166.1**

15.2. Movements during the year

In millions of euros	As of January 1	Share of profit for the period	Dividend distribution	Foreign exchange differences	Other movements	As of December 31
2004	268.1	36.5	(30.5)	2.0	(69.2)	206.9
2005	206.9	36.5	(19.3)	15.8	(73.8)	166.1
2006	**166.1**	**27.7**	**(25.0)**	**(7.7)**	**10.3**	**171.4**

Other movements primarily include changes in the scope of consolidation and, in particular:

- in 2006, additional capital subscriptions of Group subsidiaries located in Canada and the Middle-East,
- in 2005, the sale of Séchilienne-Sidec and the full consolidation of Group subsidiaries located in Hungary, Bulgaria and Paraguay, previously accounted for by the equity method,
- in 2004, the impact of the change in consolidation method for SOAEO group subsidiaries in Singapore and Hong Kong for 67.0 million euros.

15.3. Financial indicators of associates (100%)

Balance sheet

In millions of euros	2004	2005	2006
Total assets	798.4	961.8	977.8
Equity	453.4	469.5	515.5
Net indebtedness	83.4	90.4	91.4

2004 comparative information did not include IFRS restatements performed with respect to Sechilienne-Sidec, which was sold in July 2005. If the financial statements of Sechilienne-Sidec had been restated, net indebtedness and total assets of companies accounted for by the equity method, would have increased by 327.3 million euros.

Income Statement

In millions of euros	2004	2005	2006
Revenue	553.2	627.1	683.7
Profit for the period	80.8	93.2	72.6

Net indebtedness (Group share)

In millions of euros	2004	2005	2006
Net indebtedness	17.4	21.4	25.1

16 | Deferred tax

Movements in deferred tax assets and liabilities during the period were as follows:

16.1. Deferred tax assets

In millions of euros	2004	2005	2006
As of January 1	**350.0**	**395.4**	**411.9**
Charge to profit for the period	27.0	43.2	5.1
Charge to equity for the period	25.1	(3.3)	(15.0)
Acquisitions/Disposals	69.8	(0.2)	(2.7)
Foreign exchange differences	(3.8)	6.3	(10.9)
Other (1) (2)	(72.7)	(29.5)	13.8
As of December 31	**395.4**	**411.9**	**402.2**

(1) Includes, in particular, the offsetting of deferred tax assets and liabilities in accordance with the accounting policies set forth on page 83 and amounts to 123.3 million euros in 2005 and 97.6 million euros in 2004.
(2) Other movements in 2005 are the result of account reclassifications between current and deferred tax.

16.2. Deferred tax liabilities

In millions of euros	2004	2005	2006
As of January 1	**779.5**	**1,115.8**	**1,149.4**
Charge to profit for the period	89.6	88.2	53.5
Charge to equity for the period	6.6	(4.0)	6.8
Acquisitions/Disposals	360.3	(5.1)	(1.7)
Foreign exchange differences	(43.0)	93.7	(75.1)
Other (1) (2)	(77.2)	(139.2)	(2.4)
As of December 31	**1,115.8**	**1,149.4**	**1,130.5**

(1) Includes, in particular, the offsetting of deferred tax assets and liabilities in accordance with the accounting policies set forth on page 83 and amounts to 123.3 million euros in 2005 and 97.6 million euros in 2004.
(2) Other movements in 2005 are the result of account reclassifications between current and deferred tax.

In 2006 and 2005, the impact of deferred tax relating to acquisitions and disposals was not material. In 2004, acquisitions/disposals include the activities acquired from Messer.

As of December 31, 2006, unrecognized deferred tax assets totaled 24.0 million euros compared with 26.2 million euros as of December 31, 2005. The recovery of these taxes is unlimited.

Deferred tax liabilities are mainly generated by differences between tax and economic depreciation of assets. Deferred tax assets mainly relate to provisions not immediately deductible for tax purposes, and in particular employee benefit provisions.

17 Inventories

In millions of euros	2004	2005	2006
Raw materials and supplies	158.8	170.1	171.8
Finished and semi-finished goods	406.0	411.8	417.8
Work-in-progress	87.2	71.9	104.7
Net Inventories	**652.0**	**653.8**	**694.3**

In millions of euros	2004	2005	2006
Write-down of inventories	(22.6)	(20.6)	(22.7)
Reversals of write-down	17.7	24.3	20.7
Net Impairment losses	**(4.9)**	**3.7**	**(2.0)**

18 Trade receivables

In millions of euros	2004	2005	2006
Trade and other operating receivables	2,357.6	2,519.5	2,594.6
Provisions for doubtful receivables	(91.0)	(89.8)	(103.9)
Trade receivables	**2,266.6**	**2,429.7**	**2,490.7**

19 Other current assets

In millions of euros	2004	2005	2006
Advances and down-payments made	47.1	57.1	72.9
Prepaid expenses	100.9	102.5	66.8
Sundry other current assets	234.1	270.0	218.7
Other current assets	**382.1**	**429.6**	**358.4**

20 Cash and cash equivalents

In millions of euros	2004	2005	2006
Short-term loans	48.1	69.9	44.8
Short-term investments	397.0	173.8	418.8
Cash in bank	326.8	354.5	433.9
Cash and cash equivalents	**771.9**	**598.2**	**897.5**

21 | Shareholders' equity

21.1. Shares

Number of shares outstanding

	2004	2005	2006
Number of shares outstanding as of January 1	99,912,917	109,180,823	109,538,475
Share capital increase		435,927	
Allotment of bonus shares	10,132,708		11,180,106
Options exercised during the period	135,198	271,725	980,608
Cancellation of treasury shares	(1,000,000)	(350,000)	(550,000)
Number of shares outstanding as of December 31	**109,180,823**	**109,538,475**	**121,149,189**

The shares have a par value of 11 euros each and are all issued and fully paid-up.

21.2. Nature and purpose of reserves

■ **Translation reserves:** Foreign exchange differences arising on the translation into euros of foreign subsidiary financial statements are recorded in translation reserves. Fair value variation on net investment hedges of foreign subsidiaries are also recorded in this reserve.

■ **Net income recognized directly in equity:** This reserve records accumulated fair value movements in the effective portion of cash flow hedge derivatives (transactions not yet recognized in the accounts).

21.3. Treasury shares

Treasury shares consist of Air Liquide shares held by the Group. As of December 31, 2006, the Group held 822,002 treasury shares (567,193 in 2005 and 1,376,249 in 2004). This movement in the number of treasury shares is explained on page 81 (consolideted statement of changes in equity).

21.4. Share-based payments

Pursuant to authorizations of Shareholders' Meetings and at the recommendation of the Appointments and Remuneration Committee, the Board of Directors, the Supervisory Board and the Management Board have adopted, at Group level, share subscription options plans for senior executives (including executive directors) and key employees.

The purpose of these options is to motivate top-performing key Company executives, retain the highest performing executives and associate them with the medium and long-term interests of shareholders.

In addition, for the Company's 100th year celebration in 2002, share subscription options were granted on an exceptional basis to all Group employees worldwide, up to a maximum of 30 options each.

Share options are granted for a minimum unitary amount equal to 100% of the average market price during the 20 trade days prior to the day they are granted. The maximum exercise period is ten years for options granted before May 4, 2000, seven years for options granted between May 4, 2000 and April 8, 2004 and eight years for those granted since that date. A very limited number of options have been granted subject to the achievement of certain objectives within a defined period.

Share options granted between September 24, 1997, and May 12, 1999 can only be exercised after a five-year minimum term. Share options granted since May 12, 1999 can only be exercised after a four-year minimum term from the date they were granted.

Share options granted during the last ten years

	1997	1998	1999	2000	2001	2002	2002 (2)	2004	2004	2005	2006
Date of authorization by the EGM	05/22/96	05/22/96	05/12/99	05/04/00	05/04/00	04/30/02	04/30/02	04/30/02	05/12/04	05/12/04	05/12/04
Date of grant by the Board of Directors or the Management Board	09/24/97	01/22/98	05/12/99	09/07/00	08/28/01	06/14/02	10/10/02	04/08/04	11/30/04	03/21/05	03/20/06
Total share options granted	73,000	20,000	264,300	702,900	5,900	955,400	769,130	500,000	35,385	428,000	444,000
including to officers and directors		20,000	44,000	70,000		75,000	60	57,000	15,000	70,000	90,000
including to top ten executives receiving the highest number of options	55,000		46,000	83,500	5,900	112,000	300	77,000	12,325	61,800	62,000
Number of recipients	16	1	122	321	2	481	31,012	448	38	520	500
Exercise period start date	09/24/02	01/22/03	05/12/04	09/07/04	08/28/05	06/14/06	10/11/06	04/08/08	11/30/08	03/21/09	03/20/10
Expiration date	09/23/07	01/21/08	05/11/09	09/06/07	08/27/08	06/13/09	10/10/09	04/07/11	11/29/12	03/20/13	03/19/14
Strike price (in euros)	140.25	140.25	148.00	142,00	155.00	168,00	128.00	139.00	131.00	138.00	168.00
Strike price as of 12/31/06 (1)	83.10		98.81	104.32	113.86	123.41	105.78	114.87	119.09	125.45	152.73
Total share options granted adjusted as of 12/31/06 (1)	92,763	24,799	378,920	921,005	7,466	1,301,305	940,958	604,794	38,855	470,643	488,400
Total share options subscribed as of 12/31/06 (1)	9,673		122,268	479,979	4,766	221,262	346,120	1,181 (4)		881 (4)	
Total share options cancelled as of 12/31/06 (1) (3)	83,090	24,799	22,777	67,567	2,700	59,089	52,291	17,519	780	6,161	7,865
Total share options remaining as of 12/31/06 (1)			233,875	373,459		1,020,954	542,547	586,094	38,075	463,601	480,535

(1) Adjusted to take into account share capital increases through bonus share allocations (2006, 2004, 2002, 2000, 1998).
(2) Exceptional plan approved in 2002, for the Company's 100th year celebration and involving all Group employees who met certain conditions, including seniority. Plan limited to a maximum of 30 share options per beneficiary.
(3) Loss of exercise rights and, for 1997 and 1998, failure to achieve three-year net earnings per share performance targets.
(4) Early exercise of rights provided for in the share options plans.

In 2006, 980,608 share options were exercised at an average strike price of 107.93 euros.

The total number of adjusted share options, granted by the Board of Directors, the Supervisory Board, and the Management Board under the plans authorized by Shareholders' Meetings, but not exercised as of December 31, 2006, amounts to 3,739,140 options, or 3.09% of the share capital (average strike price of 120.04 euros), of which 797,499 (average strike price of 124.34 euros) have been granted to General Management.

As of December 31, 2006, out of the total number of shares authorized by the Shareholders' Meeting, 2,727,090 options have not been granted by the Board of Directors.

Options granted to the ten employees of the Company and its subsidiaries (excluding officers and directors) with the highest number of options granted

In 2006, 68,200 options were granted to the ten employees of the Company and its subsidiaries (excluding officers and directors) who received the highest number of options.

Options exercised in 2006 by the ten employees of the Company and its subsidiaries (excluding officers and directors) with the highest number of options exercised

Year of grant	Number of options subscribed	Average price (in euros)
1996	2,000	82.29
1999	12,030	102.17
2000	54,715	107.39
2002	45,485	123.41
Total	**114,230**	**112.78**

Options exercised in 2005 by the ten employees of the Company and its subsidiaries (excluding officers and directors) with the highest number of options exercised

Year of grant	Number of options subscribed	Average price (in euros)
1997	3,506	91.41
1999	21,249	108.69
2000	31,938	114.75
Total	**56,693**	**111.04**

Number of share subscription options and weighted average strike price

	2004		2005		2006	
	Options	Weighted average strike price (in euros)	Options	Weighted average strike price (in euros)	Options	Weighted average strike price (in euros)
Total number of options outstanding as of January 1 (at the historical rate adjusted for the impact of allocations since the creation of each plan)	**3,097,265**	**130,56**	**3,775,531**	**121,41**	**3,890,822**	**124.21**
Options granted during the period (at the historical rate as of the date the plan was set up)	585,306	126.64	428,000	138.00	444,000	168.00
Options exercised during the period (at the historical rate in effect on each exercise date)	133,299	82.61	271,725	106.50	980,608	107.93
Options cancelled during the period (at the historical rate in effect on each cancellation date)	60,845	124.26	44,899	126.40	24,119	139.87
Total number of options as of December 31 (at the historical rate adjusted for the impact of allocations since the creation of each plan)	**3,775,531** (2)	**121.41**	**3,890,822** (2)	**124.21**	**3,739,140** (2)	**120.04**
Total number of options eligible for exercise	*1,256,350*	*109.16*	*992,640*	*110.06*	*2,170,835*	*113.07*
Total number of options as of December 31 (1)	**4,153,084**	**110.37**	**4,275,598**	**112.92**	**3,739,140**	**120.04**
Total number of options eligible for exercise (1)	*1,381,985*	*99.24*	*1,091,904*	*100.05*	*2,170,835*	*113.07*

(1) Overall adjustment by adding 10% to the total number of options remaining at the end of 2004 and 2005 for the impact of the bonus share allocation on June 12, 2006 (1 additional option for 10 previously granted options).

(2) The difference between the number of options not exercised as of December 31 and the number at January 1 (the latter adjusted for the movements indicated in the table) corresponds to the expired options and the overall impact, on the date of realization.

Fair value of share subscription options

The Group grants share options to management and certain employees. In accordance with IFRS2, share options are measured at fair value at the grant date. The fair value is estimated using the binomial mathematical valuation model.

Valuations are based on the following primary underlying assumptions:
- volatility: implicit,
- risk-free interest rate: five-year swap benchmark rate on the plan issue date,
- dividend growth rate: based on the average annual growth rate observed in the past,
- employee turnover: that of individuals belonging to the same age group as the plan beneficiaries. This turnover rate is used to reflect theoretically the options which will not be exercised due to the resignation of the beneficiaries.

	2004 Plan 1 04/08/2004	2004 Plan 2 11/30/2004	2005 Plan 1 03/21/2005	2006 Plan 1 03/20/2006
Option life	5.5 years	5.5 years	6 years	6 years
Fair value of the option (in euros)	26.9	24.1	23.1	33.4

The expense recognized for share subscription option plans only includes those plans granted after November 7, 2002, which had not vested as of January 1, 2004.

An expense of 8.8 million euros was recognized in the Income statement in 2006 (5.4 million euros in 2005 and 2.5 million euros in 2004), offset through equity.

Group savings plan

On July 22, 2005, the Board of Directors authorized a Group Savings Plan in France and a Foreign Group Savings Plan.

The subscription price was set at 113 euros, consisting of a par value of 11 euros and additional paid-in capital of 102 euros.

435,927 Air Liquide shares were subscribed, representing a total share issue of 49.5 million euros, including additional paid-in capital of 44.7 million euros.

The Group savings plans were expensed in the Income Statement and valued in accordance with IFRS2, based on the following assumptions:

- subscription period of one month,

- shares blocked for a period of five years from the end of the subscription period in accordance with French law,

The expense recorded takes into account the five-year period during which shares are blocked and cannot be sold,

An expense of 8.8 million euros was recognized in 2005 for the savings plan pursuant to IFRS2 and the discount, plus additionnal contributions of 2.0 million euros granted by certain Group subsidiaries. This expense is recorded in "Other non-recurring operating expenses."

22 Provisions and employee benefit commitments

In millions of euros	As of January 1	Charge	Utilized	Other reversals	Discounting	Foreign exchange differences	Other movements	As of December 31
2004								
Pensions and other employee benefits (1)	1,077.4	38.3	(93.9)		52.2	(6.9)	212.8	1,279.9
Restructuring plans	23.7	123.9	(13.1)				3.4	137.9
Guarantees	35.2	46.5	(27.2)			(0.6)	3.7	57.6
Dismantling	80.0				1.2	(1.5)	1.6	81.3
Other provisions (2)	292.0	51.9	(82.4)			(2.4)	(16.3)	242.8
Total Provisions	**1,508.3**	**260.6**	**(216.6)**		**53.4**	**(11.4)**	**205.2**	**1,799.5**

(1) See Note 23. employee benefit commitments.
(2) Including provisions for tax and industrial litigation.

In millions of euros	As of January 1	Charge	Utilized	Other reversals	Discounting	Foreign exchange differences	Other movements	As of December 31
2005								
Pensions and other employee benefits (1)	1,279.9	34.5	(111.0)		51.6	22.8	(9.6)	1,268.2
Restructuring plans	137.9	41.1	(69.7)	(5.5)		0.4	(8.7)	95.5
Guarantees	57.6	34.7	(24.5)	(0.5)		1.3	1.2	69.8
Dismantling	81.3		(0.1)	(0.4)	1.5	3.6	33.3	119.2
Other provisions (2)	242.8	30.2	(40.4)	(16.8)		11.0	24.7	251.5
Total Provisions	**1,799.5**	**140.5**	**(245.7)**	**(23.2)**	**53.1**	**39.1**	**40.9**	**1,804.2**
2006								
Pensions and other employee benefits (1)	1,268.2	39.7	(124.3)		47.0	(21.5)	5.0	1,214.1
Restructuring plans	95.5	6.7	(48.9)	(5.8)		(0.4)	4.3	51.4
Guarantees	69.8	35.0	(46.9)	(10.4)		(1.4)	0.5	46.6
Dismantling	119.2		(1.5)		2.8	(3.0)	2.8	120.3
Other provisions (2)	251.5	27.8	(37.5)	(15.9)		(5.9)	(24.4)	195.6
Total Provisions	**1,804.2**	**109.2**	**(259.1)**	**(32.1)**	**49.8**	**(32.2)**	**(11.8)**	**1,628.0**

(1) See Note 23, employee benefit commitments.
(2) Including provisions for tax and industrial litigation.

Other movements consist of account reclassifications, changes in consolidation scope and the recognition of dismantling provisions, and did not impact the Statement of cash flows.

In 2006, significant movements in provisions, other than provisions for pensions and other employee benefits, primarily include:

- charges to provisions and reversals, warranty provisions relating to the Engineering activity.
- utilizations:

– provisions to cover the expenses for reorganizing the activities acquired from Messer,

– provisions to cover the costs incurred following the decision to change the organization of Industrial Merchant in certain European countries,

– provisions for contingencies regarding the implementation of advanced technologies to cover the definitive loss related to the corresponding contract. This provision was recognized in 2004.

Significant movements in 2005 include movements in restructuring provisions (mainly utilization of provisions recognized in 2004 on the acquisition of Messer activities, charges recognized in 2005 following the decision to change the organizational structure of Industrial Merchant activities in certain European countries), as well as the warranty provisions relating to the Engineering/Construction activity.

The integration of Messer activities in Germany, the United Kingdom and the United States at the end of 2004 generated the following movements:

- 209.2 million euros in pensions and other employee benefits.
- 184.4 million euros in Other provisions, including 107.1 million euros with respect to restructuring provisions.

Moreover, investment grants and long-term deferred income as well as employee profit-sharing were reclassified in other non-current liabilities in the amount of 78.1 million euros in 2005.

23 Employee benefit commitments

23.1. Pension plans

The Group provides its employees with various pension plans, termination benefits, jubilee and other post-employment benefits for both active employees and retirees. These plans vary according to laws and regulations applicable in each country as well as specific rules in each subsidiary.

These benefits are covered in two ways:

- by so-called defined contribution plans,
- by so-called defined benefit plans.

Air Liquide and some of its French subsidiaries grant retirees and certain active employees' additional benefits beyond the normal pension plans. These benefits and plans are all based on the employee's final salary. The supplementary plans are now closed. The annual amount paid with respect to these plans cannot exceed a percentage of payroll or, in certain cases, of the pre-tax profit for the relevant companies.

IAS19 - Employee Benefits, characterizes defined contribution plans very precisely and restrictively and indicates that any plan not complying fully with the conditions imposed is a defined benefit plan by default.

The restricted definition given to defined benefit plans requires Air Liquide to state the retirement supplement as a defined benefit plan (DB), despite the existence of certain limits that restrict the Company's obligations and the fact that the obligations are not of a stable and continuous nature.

This qualification as a defined benefit plan results in the recognition of a provision against future obligations.

The existence of limits on these obligations creates uncertainty in the valuation of amounts that will actually be paid to retirees. Considering the difficulty in quantifying the impact of the limits, the provision recorded corresponds to the actuarial value of the amounts to be paid out to retirees until the plan disappears, excluding the impact of these limits.

23.2. Determination of assumptions and actuarial methods

Benefits are regularly valued by actuaries. These valuations are performed individually for each plan in accordance with IFRS.

The actuarial method used is the projected unit credit method taking into account final salary.

Actuarial gains and losses exceeding the greater of 10% of the obligations or 10% of the fair value of plan assets at the beginning of the reporting period are amortized on the expected average working lives of the plan participants.

The actuarial assumptions (turnover, mortality, retirement age, and salary increase) vary according to demographic and economic conditions in each country in which the plans are in force.

The discount rates used to determine the obligation are based on Government bonds or High-Quality corporate bonds, when the financial markets are sufficiently liquid, with the same duration as the obligations at the valuation date.

The expected return on long-term assets is determined by taking into account, in each country, the asset allocation in the portfolio.

23.3. Obligations

Group obligations with respect to pension plans and similar benefits are shown below as of December 31, 2006:

In millions of euros	DB plan	Retirement termination payments	Jubilees	Medical plan	Total
A. Change in net liabilities					
Net liabilities at the beginning of the period	(1,107.6)	(99.1)	(13.6)	(47.9)	(1,268.2)
Acquisition / transfer	(3.1)	(0.1)	(0.9)	(1.0)	(5.1)
Expense (income) recognized	(71.8)	(10.3)	(1.3)	(3.3)	(86.7)
Employer contributions	111.0	9.3	1.1	2.9	124.3
Change in surplus management reserve	0.1				0.1
Exchange rate movements	16.3	0.1	0.1	5.0	21.5
Net liabilities at the end of the period	**(1,055.1)**	**(100.1)**	**(14.6)**	**(44.3)**	**(1,214.1)**
B. Expense recorded in 2006					
Service cost	38.9	6.5	0.9	1.3	47.6
Interest cost	80.4	4.3	0.5	2.5	87.7
Expected return on plan assets	(45.9)	(0.1)			(46.0)
Amortization of past service costs - benefits vested	0.2	(0.4)	0.1	(0.1)	(0.2)
Amortization of actuarial losses (gains)	(5.0)	0.2	(0.2)	(0.4)	(5.4)
Curtailment	(2.1)	(0.2)			(2.3)
Settlement					
Acquisition / divestiture	5.3				5.3
Expense (income) recognized	**71.8**	**10.3**	**1.3**	**3.3**	**86.7**
C. Change in present value of obligations in 2006 (DB)					
DBO at the beginning of the period	2,026.7	99.8	13.6	50.0	2,190.1
Service cost	38.9	6.5	0.9	1.3	47.6
Interest cost	80.4	4.3	0.5	2.5	87.7
Employee contributions	2.6				2.6
Plan amendments	5.7				5.7
Curtailment / settlement	(2.2)	(0.2)			(2.4)
Acquisition / divestiture / merger	(2.4)	1.5	1.0	0.5	0.6
Benefit payments	(90.2)	(9.8)	(1.1)	(2.9)	(104.0)
Actuarial gains (losses)	(46.4)	(1.5)	(0.2)	(0.8)	(48.9)
Exchange rate movements	(73.1)	(0.2)	(0.1)	(4.8)	(78.2)
DBO at the end of the period	**1,940.0**	**100.4**	**14.6**	**45.8**	**2,100.8**

In millions of euros	DB plan	Retirement termination payments	Jubilees	Medical plan	Total
D. Change in plan assets in 2006					
Fair value of assets at the beginning of the period	775.4	2.1			777.5
Acquisitions / divestitures		0.2			0.2
Actual return on plan assets	40.0	0.5			40.5
Employer contributions	111.0	9.3	1.1	2.9	124.3
Employee contributions	2.6				2.6
Benefit payments	(100.3)	(9.8)	(1.1)	(2.9)	(114.1)
Exchange rate movements	(48.0)				(48.0)
Fair value of assets at the end of the period	**780.7**	**2.3**			**783.0**
E. Funded status at the end of 2006					
Present value of obligations	(1,940.0)	(100.4)	(14.6)	(45.8)	(2,100.8)
Fair value of plan assets	780.7	2.3			783.0
Loss / surplus	(1,159.3)	(98.1)	(14.6)	(45.8)	(1,317.8)
Unrecognized actuarial gains (losses)	98.7	2.8		1.8	103.3
Unrecognized past service cost	10.7	(4.8)		(0.3)	5.6
Surplus management reserve	(5.2)				(5.2)
Net liability	**(1,055.1)**	**(100.1)**	**(14.6)**	**(44.3)**	**(1,214.1)**

Group obligations with respect to pension plans and similar benefits are shown below as of December 31, 2005:

In millions of euros	DB plan	Retirement termination payments	Jubilees	Medical plan	Total
A. Change in net liabilities					
Net liabilities at the beginning of the period	(1,127.0)	(97.9)	(13.2)	(41.8)	(1,279.9)
Acquisition / transfer	9.6				9.6
Expense (income) recognized	(71.4)	(9.7)	(1.5)	(3.5)	(86.1)
Employer contributions	98.3	8.7	1.1	2.9	111.0
Exchange rate movements	(17.1)	(0.2)		(5.5)	(22.8)
Net liabilities at the end of the period	**(1,107.6)**	**(99.1)**	**(13.6)**	**(47.9)**	**(1,268.2)**
B. Expense recorded in 2005					
Service cost	32.8	5.7	0.9	1.1	40.5
Interest cost	80.2	4.6	0.6	2.6	88.0
Expected return on plan assets	(36.3)	(0.1)			(36.4)
Amortization of past service costs - benefits vested	0.1		0.1		0.2
Amortization of past service costs - benefits not vested	1.3	(0.4)		(0.1)	0.8
Amortization of actuarial losses (gains)	(1.4)		(0.1)	(0.1)	(1.6)

In millions of euros	DB plan	Retirement termination payments	Jubilees	Medical plan	Total
Curtailment	(5.9)	(0.3)			(6.2)
Settlement	0.6	0.2			0.8
Expense (income) recognized	**71.4**	**9.7**	**1.5**	**3.5**	**86.1**
C. Change in present value of obligations in 2005 (DB)					
DBO at the beginning of the period	1,766.6	93.2	13.2	39.9	1,912.9
Service cost	32.8	5.7	0.9	1.1	40.5
Interest cost	80.2	4.6	0.6	2.6	88.0
Employee contributions	2.5				2.5
Plan amendments	6.5		0.1		6.6
Curtailment / settlement	(5.3)	(0.1)			(5.4)
Acquisition / divestiture / merger	3.1				3.1
Benefit payments	(104.7)	(8.2)	(1.1)	(2.9)	(116.9)
Actuarial gains (losses)	158.0	4.5	(0.2)	3.8	166.1
Exchange rate movements	87.0	0.1	0.1	5.5	92.7
DBO at the end of the period	**2,026.7**	**99.8**	**13.6**	**50.0**	**2,190.1**
D. Change in plan assets in 2005					
Fair value of assets at the beginning of the period	650.2	1.7			651.9
Acquisitions / divestitures	3.3				3.3
Actual return on plan assets	62.5				62.5
Employer contributions	94.8	8.4	1.1	2.9	107.2
Employee contributions	2.5				2.5
Benefit payments	(93.4)	(8.0)	(1.1)	(2.9)	(105.4)
Exchange rate movements	55.5				55.5
Fair value of assets at the end of the period	**775.4**	**2.1**			**777.5**
E. Funded status at the end of 2005					
Present value of obligations	(2,026.7)	(99.8)	(13.6)	(50.0)	(2,190.1)
Fair value of plan assets	775.4	2.1			777.5
Loss / surplus	(1,251.3)	(97.7)	(13.6)	(50.0)	(1,412.6)
Unrecognized actuarial gains (losses)	138.4	3.8		2.5	144.7
Unrecognized past service cost	5.3	(5.2)		(0.4)	(0.3)
Net liability	**(1,107.6)**	**(99.1)**	**(13.6)**	**(47.9)**	**(1,268.2)**

The above amounts break down as follows by geographical area as of December 31, 2006:

In millions of euros	Commitments DBO as of December 31, 2006	Plan assets	Provisions in the balance sheet	Over/(Under) funding
Europe	(1,457)	326	(1,068)	(63)
Americas	(565)	409	(103)	(53)
Asia-Pacific	(79)	48	(43)	12
Total	**(2,101)**	**783**	**(1,214)**	**(104)**

The above amounts break down as follows by geographical area as of December 31, 2005:

In millions of euros	Commitments DBO as of December 31, 2005	Plan assets	Provisions in the balance sheet	Over/(Under) funding
Europe	(1,487)	313	(1,067)	(107)
Americas	(603)	405	(142)	(56)
Asia-Pacific	(100)	59	(59)	18
Total	**(2,190)**	**777**	**(1,268)**	**(145)**

23.4. Main assumptions

The main discount rates used are as follows:

	2004	2005	2006
Euro zone	4.75%	4.00% – 4.25%	4.50%
Canada	6.00%	5.25%	5.00%
Japan	1.70%	1.70%	2.00%
Switzerland	3.00%	2.75% – 3.25%	2.75%
United States	6.00%	5.50%	5.75%
United Kingdom	5.25%	4.70%	5.00%
Australia	6.00%	5.40%	5.50%

Expected returns on plan assets are as follows:

	2004	2005	2006
Euro zone	3.00%–5.50%	3.75%–6.00%	3.75%–4.50%
Canada	7.40%	7.40%	7.40%
Japan	2.24%–3.70%	2.24%–3.70%	2.24%–3.70%
Switzerland	3.30%–4.50%	3.83%–4.50%	4.50%
United States	8.00%	8.00%	8.00%
United Kingdom	6.95%	7.40%	7.30%
Australia	7.76%	6.30%	6.30%

Asset allocations break down as follows:

	Shares	Bonds	Cash	Real estate	Other
2004					
Euro zone	31.77%	34.61%	2.64%	24.50%	6.47%
United States – Canada	61.94%	37.66%	0.38%	0.00%	0.02%
Japan	52.16%	15.14%	6.00%	0.00%	26.71%
2005					
Euro zone	34.89%	32.45%	2.52%	22.81%	7.32%
United States – Canada	60.00%	40.00%	0.00%	0.00%	0.00%
Japan	57.50%	35.00%	0.00%	0.00%	7.50%
2006					
Euro zone	40.88%	30.75%	3.71%	21.08%	3.58%
United States – Canada	61.31%	38.69%	0.00%	0.00%	0.00%
Japan	60.00%	32.00%	8.00%	0.00%	0.00%

23.5. Actuarial gains and losses break down as follows:

In millions of euros	2004	2005	2006
Present value of the defined benefit obligation	1,913	2,190	2,101
Fair value of assets	652	778	783
Funded status	**1,261**	**1,412**	**1,318**
Experience gains and losses on present value of DBO [1]	(13)	44	39
Other gains and losses on present value of DBO [1]	27	122	(88)
Experience gains and losses on fair value of plan assets	(8)	(26)	6

(1) DBO: Defined Benefit Obligation.

23.6. Impact of medical inflation on the obligation

	DBO [1] 12/31/2006 (in millions of euros)	Inflation +1%	Inflation -1%
North America	35.8	2.63%	-2.63%
Europe/Africa	10.0	3.25%	-3.25%
Asia	–	–	–

(1) DBO: Defined Benefit Obligation.

24 Borrowings

This note provides information concerning the breakdown of the Group's borrowings by instrument. For further information on financial instruments and foreign exchange and interest rate risk exposure, please see Note 27.

The Air Liquide group net indebtedness breaks down as follows:

	2004 Carrying amount	2005 Carrying amount			2006 Carrying amount		
In millions of euros	Total	Non-current	Current	Total	Non-current	Current	Total
Bonds	1,912.0	1,912.7	25.1	1,937.8	1,649.6	214.9	1,864.5
Private placements	751.0	804.4	6.1	810.5	622.0	134.5	756.5
Commercial paper programs	1,379.0	775.0		775.0	774.1		774.1
Bank debt	551.6	255.0	340.0	595.0	421.3	276.7	698.0
Finance leases [1]	103.5	69.8	32.6	102.4	48.7	30.8	79.5
Put options of minority interests	131.0	161.5	13.9	175.4	159.2	11.7	170.9
Total borrowings (A)	**4,828.1**	**3,978.4**	**417.7**	**4,396.1**	**3,674.9**	**668.6**	**4,343.5**
Loans maturing in less than one year	48.1		69.9	69.9		44.8	44.8
Short-term marketable securities	397.0		173.8	173.8		418.8	418.8
Cash in bank	326.8		354.5	354.5		433.9	433.9
Total cash and cash equivalents (B)	**771.9**		**598.2**	**598.2**		**897.5**	**897.5**
Derivative instruments (assets) [2]	(43.7)	(58.1)		(58.1)			
Derivative instruments (liabilities) [2]					0.6		0.6
Total derivative instruments relating to borrowings (C)	**(43.7)**	**(58.1)**		**(58.1)**	**0.6**		**0.6**
Net indebtedness (A) - (B) + (C)	**4,012.5**	**3,920.3**	**(180.5)**	**3,739.8**	**3,675.5**	**(228.9)**	**3,446.6**

(1) See Note 13.3 on finance leases.
(2) Fair market value of derivative instruments hedging fixed-rate debt.

In accordance with the Group's policy to diversify funding sources, debt is divided into several types of instruments (capital markets and bank debts). Long-term bonds in the form of Euro Medium Term Notes (EMTNs) and private placements are the primary funding sources and represent 60% of gross debt.

The carrying amount of borrowings in the balance sheet is detailed in the following manner, the issue amount being adjusted by the amortized cost and fair value adjustments:

In millions of euros	Currency	2004 Carrying amount	2005 Carrying amount	2006 Issuance amount (a)	2006 Amortized cost adjust-ments (b)	2006 Fair value adjust-ments (c)	2006 Carrying amount (a) + (b) + (c)
Air Liquide bonds (employee savings)	EUR	39.0	45.8	47.2	1.3		48.5
EMTNs	EUR	1,873.0	1,892.0	1,800.0	13.5	2.5	1,816.0
Total bonds		**1,912.0**	**1,937.8**	**1,847.2**	**14.8**	**2.5**	**1,864.5**
Private placements	EUR	314.0	309.1	300.0	6.0	(1.9)	304.1
Private placements	USD	437.0	501.4	444.2	8.2		452.4
Total private placements		**751.0**	**810.5**	**744.2**	**14.2**	**(1.9)**	**756.5**
Commercial paper programs	EUR and USD	1,379.0	775.0	775.0	(0.9)		774.1
Bank debt		551.6	595.0	694.5	3.5		698.0
Finance leases (1)		103.5	102.4	79.5			79.5
Put options of minority interests		131.0	175.4	170.9			170.9
Long-term borrowings		**4,828.1**	**4,396.1**	**4,311.3**	**31.6**	**0.6**	**4,343.5**

(1) See Note 13.3 on finance leases.
(b) Amortized cost including accrued interest.
(c) Fixed rate debt fair market value.

24.1. Maturity of borrowings:

2006 In millions of euros	Nominal amount	Carrying amount	Maturity On demand	< 1 year	1 to 5 years 2 008	2 009	2 010	2 011	2 012	> 5 years 2 013	2 014	2 015	>2 015
Bonds	1,847.2	1,864.5		214.9	5.3	3.7	518.2	305.9		311.4	505.1		
Private placements	744.2	756.5		134.5	64.5	270.9		75.9	210.7				
Commercial paper programs (1)	775.0	774.1							774.1				
Bank debt	694.5	698.0		276.7	42,2	169.9	36.3	33.9	29.8	32.1	23.2	13.3	40.6
Finance leases(2)	79.5	79.5		30.8	19.0	6.0	4.1	2.8	2.2	1.9	1.8	1.5	9.4
Put options of minority interests	170.9	170.9	132.6	11.7	13.2	13.4							
Total borrowings	**4,311.3**	**4,343.5**	**132.6**	**668.6**	**144.2**	**463.9**	**558.6**	**418.5**	**1,016.8**	**345.4**	**530.1**	**14.8**	**50.0**

(1) The maturity date for commercial paper outstanding coincides with that of confirmed lines of credit (liquidity guarantee).
(2) See Note 13.3 on finance leases.

2005 *In millions of euros*	Nominal amount	Carrying amount	On demand	< 1 year	Maturity 1 to 5 years 2 007	2 008	2 009	2 010	2 011	> 5 years 2 012	2 013	2 014	>2 014
Bonds	1,844.8	1,937.8		25.1	207.4	21.3	2.4	516.0	314.6		316.3	534.7	
Private placements	801.4	810.5		6.1	150.2	57.0	295.2		84.8	217.2			
Commercial paper programs[1]	775.0	775.0								775.0			
Bank debt	595.0	595.0		340.0	69.1	15.0	135.4	14.1	7.0	3.1	0.8	10.5	
Finance leases[2]	102.4	102.4		32.6	28.5	17.1	4.2	3.2	3.6	1.3	1.2	1.0	9.7
Put options of minority interests	175.4	175.4	134.9	13.9		13.2	13.4						
Total borrowings	**4,294.0**	**4,396.1**	**134.9**	**417.7**	**455.2**	**123.6**	**450.6**	**533.3**	**410.0**	**996.6**	**318.3**	**546.2**	**9.7**

2004 In millions of euros	Nominal amount	Carrying amount	On demand	< 1 year	Maturity 1 to 5 years 2 006	2 007	2 008	2 009	2 010	> 5 years 2 011	2 012	2 013	>2 013
Bonds	1,839.0	1,912.0		20.6		210.1	19.4		515.6	312.3		309.4	524.6
Private placements	747.1	751.0		13.7	5.2	130.1	56.0	269.2		73.4	203.4		
Commercial paper programs[1]	1,379.0	1,379.0				375.0		1,004.0					
Bank debt	551.6	551.6		272.7	63.4	25.0	37.0	132.3	8.3	5.5	1.9		5.5
Finance leases [2]	103.5	103.5		24.3	28.6	26.5	13.3	2.1	1.9	1.1	1.0	1.0	3.7
Put options of minority interests	131.0	131.0	131.0										
Total borrowings	**4,751.2**	**4,828.1**	**131.0**	**331.3**	**97.2**	**766.7**	**125.7**	**1,407.6**	**525.8**	**392.3**	**206.3**	**310.4**	**533.8**

(1) The maturity date for commercial paper outstanding coincides with that of confirmed lines of credit (liquidity guarantee).
(2) See Note 13.3 on finance leases.

It is Group policy to spread over time the maturity of long-term debt (bonds, private placements and bank debt) in order to avoid concentration of annual refinancing needs. In the table above, the maturity date of commercial paper outstanding corresponds to that of the confirmed credit lines backing up the short commercial paper program. At the 2006 year-end, the 2012 maturity corresponds to the term of the syndicated loan extended in July 2005. It is Group policy to renew confirmed long-term credit lines at least one year before maturity.

24.2. Net indebtedness by currency

The Group provides a natural hedge and reduces its exposure to currency fluctuations by raising debt in the currency of the cash flows that are generated to repay the debt. In countries outside the euro, U.S. dollar and Japanese yen zones, financing is raised in either local or foreign currency (EUR or USD) when sales contracts are indexed in foreign currency.

As part of intra-group multi-currency financing, the Central Treasury Department converts the debt raised in financial markets into various currencies to refinance subsidiaries in their functional currencies. The breakdown of this hedging portfolio is shown in the table below:

2006 In millions of euros	Gross debt - original issue	Cash and cash equivalents	Currency swaps	Net indebteness adjusted	Non - current assets
EUR	3,315.4	(605.3)	(240.8)	2,469.3	6,454.2
USD	485.3	(24.7)	219.1	679.7	2,246.4
JPY	200.7	(23.7)		177.0	593.6
CAD		(46.2)	106.7	60.5	381.6
Other currencies	342.7	(197.6)	(85.0)	60.1	2,112.0
Total	**4,344.1**	**(897.5)**		**3,446.6**	**11,787.8**

A portion of the euro debt raised (240.8 million euros) was converted to other currencies to refinance foreign subsidiaries. For example, of the Group's U.S. dollar gross debt of 704.4 million (679.7 million of net debt plus 24.7 million of cash), 485.3 million euros were raised directly in U.S. dollars and 219.1 million were raised in euros and converted to U.S. dollars using currency swap contracts.

2005 In millions of euros	Gross debt - original issue	Cash and cash equivalents	Currency swaps	Net indebteness adjusted	Non - current assets
EUR	3,300.4	(330.2)	(346.7)	2,623.5	6,349.2
USD	515.0	(64.9)	334.2	784.3	2,534.8
JPY	212.4	(18.5)		193.9	644.0
CAD		(14.6)	80.5	65.9	436.5
Other currencies	310.2	(170.0)	(68.0)	72.2	2,108.2
Total	**4,338.0**	**(598.2)**		**3,739.8**	**12,072.7**

2004 In millions of euros	Gross debt - original issue	Cash and cash equivalents	Currency swaps	Net indebteness adjusted	Non - current assets
EUR	3,881.1	(530.5)	(409.2)	2,941.4	6,319.3
USD	522.0	(63.9)	300.4	758.5	2,244.2
JPY	176.1	(12.5)	58.0	221.6	656.3
CAD	8.0	(9.2)	95.6	94.4	368.2
Other currencies	197.2	(155.8)	(44.8)	(3.4)	1,693.2
Total	**4,784.4**	**(771.9)**		**4,012.5**	**11,281.2**

24.3. Fixed-rate portion of total debt

In % of total debt		2004	2005	2006
EUR debt	Portion of fixed-rate debt	55%	48%	60%
	Additional optional hedges (1)	33%	31%	30%
USD debt	Portion of fixed-rate debt	88%	88%	99%
	Additional optional hedges (1)	4%	6%	0%
JPY debt	Portion of fixed-rate debt	60%	70%	72%
	Additional optional hedges (1)	0%	0%	0%
Total debt	Portion of fixed-rate debt	61%	57%	68%
	Additional optional hedges (1)	23%	22%	21%

(1) Optional hedges consist of caps, which enable a maximum interest rate to be set in advance, while profiting from short-term interest rates, in return for a premiun payment.

As of December 31, 2006, fixed-rate debt represents 68% of the gross debt adjusted for outstanding short-term investments. Taking into account optional hedges, the portion of debt hedged (fixed rate + optional hedges) is 89%.

24.4. Breakdown of cost of debt

	2005			2006		
In millions of euros	Average outstanding debt	Net interest	Cost of net debt	Average outstanding debt	Net interest	Cost of net debt
EUR	2,726.1	113.7	4.2%	2,461.1	109.7	4.5%
USD	745.2	36.9	5.0%	739.7	37.9	5.1%
JPY	237.9	3.7	1.6%	190.1	3.3	1.7%
Other currencies	143.4	7.7	5.4%	198.5	12.6	6.3%
Other charges		6.3			1.3	
Fees related to borrowings		0.7			1.4	
Capitalized interest (1)		(5.9)			(10.8)	
Total	**3,852.6**	**163.1**	**4.4 %**	**3,589.4**	**155.4**	**4.6%**

(1) Capitalized interest excluded from cost of debt by currency.

The decrease in average outstanding net debt and net interest expenses is due to the Group's debt reduction in 2006.

The average cost of debt rose slightly in 2006 versus 2005, in a context of higher short-term euro and dollar interest rates (main debt currencies of the Group). Accordingly, the euribor, the benchmark rate for euro borrowings, increased from an average of 2.1% in 2005 to an average of 2.9% in 2006. The impact of these higher interest rates was contained by the interest rate hedges set up (see previous table "Fixed-rate portion of total debt").

The US private placements subscribed by American Air Liquide Inc. (501 million USD at December 31, 2005) and a bank loan contracted by Japan Air Gases (20 billion yen at December 31, 2005) include financial covenants that have been met at December 31, 2006.

Furthermore, at December 31, 2006, a portion of borrowings was guaranteed by assets valued at 54.8 million euros (42.4 million euros at December 31, 2005).

24.5. Put options of minority interests

In millions of euros	2004	2005	2006
Put options of minority interests	131.0	175.4	170.9

At the end of 2005, the increase in the value of put options on minority interests is primarily due to the valuation of existing options in South African and Egyptian subsidiaries.

24.6. Other information

As indicated in Note 15.3 to the consolidated financial statements, Air Liquide's share in the debt of equity associates as of December 31, 2006, in the normal course of business, is 25.1 million euros, compared to 21.4 million euros at December 31, 2005 and 17.4 million euros at December 31, 2004, excluding the IFRS impact related to Séchilienne-Sidec. Furthermore, non-recourse factoring of receivables represents 66.0 million euros in 2006, compared to 84.3 million euros in 2005 and 74.5 million euros in 2004. These elements do not represent risks or financial commitments for the Group.

25 Other liabilities (non-current / current)

25.1. Other non-current liabilities

In millions of euros	2004	2005	2006
Investment grants	65.4	63.8	61.1
Advances and deposits received from customers	113.8	95.9	86.9
Other non-current liabilities	(9.1)	7.6	12.0
Total other non-current liabilities	**170.1**	**167.3**	**160.0**

25.2. Other current liabilities

In millions of euros	2004	2005	2006
Advances received	95.7	57.9	120.7
Advances and deposits received from customers	116.5	91.1	86.7
Other payables	309.5	368.0	319.4
Accruals and deferred income	525.7	494.1	439.0
Total other current liabilities	**1,047.4**	**1,011.1**	**965.8**

26 Trade payables

In millions of euros	2004	2005	2006
Operating suppliers	1,020.2	1,225.8	1,216.9
Property, plant and equipment suppliers	57.3	54.9	113.9
Total trade payables	**1,077.5**	**1,280.7**	**1,330.8**

27 | Financial instruments

27.1. Carrying amount and fair value of financial assets and liabilities

The only financial assets or liabilities whose carrying amount is different from their fair value are fixed-rate borrowings that are not hedged. This difference is not material (less than 1%).

	2004		2005		2006	
In millions of euros	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets						
Non-current financial assets	260.2	260.2	294.1	294.1	240.6	240.6
Trade receivables	2,266.6	2,266.6	2,429.7	2,429.7	2,490.7	2,490.7
Fair value of derivatives (assets)	83.6	83.6	66.1	66.1	32.5	32.5
Cash and cash equivalents	771.9	771.9	598.2	598.2	897.5	897.5
Total	**3,382.3**	**3,382.3**	**3,388.1**	**3,388.1**	**3,661.3**	**3,661.3**
Financial liabilities						
Non-current borrowings	4,496.8	4,539.6	3,978.4	4,012.3	3,674.9	3,671.5
Other non-current liabilities	170.1	170.1	167.3	167.3	160.0	160.0
Trade and other payables	1,077.5	1,077.5	1,280.7	1,280.7	1,330.8	1,330.8
Current borrowings	331.3	331.3	417.7	417.7	668.6	670.1
Fair value of derivatives (liabilities)	82.5	82.5	78.9	78.9	27.7	27.7
Total	**6,158.2**	**6,201.0**	**5,923.0**	**5,956.9**	**5,862.0**	**5,860.1**

Group financial instruments are measured at fair value to the extent that available financial market data enables a relevant estimate of market value assuming the absence of any intention or need to liquidate.

The primary valuation methods adopted are as follows:

- non-consolidated investments not listed on a stock market and for which no market reference exists are recognized at historical cost. Impairment losses are recognized in the Income Statement if there is evidence of a permanent loss in value,
- as cash investments maturing in less than three months are exposed to only negligible risk of a change in value they are recognized at historical cost (including accrued interest) which is considered to approximate fair value,
- borrowings are recognized at amortized cost using the effective interest method. Financial liabilities hedged by interest rate swaps are recognized on a hedge accounting basis,
- the fair value of trade receivables and payables of industrial and commercial activities is equivalent to their carrying amount, given the extremely short settlement periods.

Group policy prohibits speculative trading of financial derivatives. Most derivatives used benefit from hedge accounting. Financial derivatives that do not benefit from hedge accounting do not represent material amounts and are not speculative.

27.2. Financial policy and risk management

a/ Financial risk management

Risk management is a priority for the Group. The Group's financial policy and financial risk management principles are defined and their implementation monitored by the Finance Committee. This Committee consist of members of the Executive Management, the Finance Director and representatives from the Finance Department.

The Finance Department manages the main financial risks centrally, based on the decisions of the Finance Committee, to which it reports on a regular basis. The Finance Department also performs the analysis of country and customer risks and provides input on these risks at Investment and Operations Committee meetings.

Foreign exchange risk

Financial instruments are only used to hedge transaction-based foreign exchange risk. This risk includes cash flows arising from patent royalties, technical support and dividends, and foreign currency commercial cash flows from operating entities. These commercial cash flows in foreign currencies only represent approximately 4% of consolidated revenues on an annual basis.

Foreign exchange risk on patent royalty, technical support and dividend flows is hedged annually by the Central Treasury Department using currency forwards with a maximum term of 18 months.

Foreign currency commercial flows of operating units are hedged by the subsidiaries as part of the annual budget process. Approximately 20 subsidiaries are exposed to foreign exchange risk. These subsidiaries mainly contract currency forwards. The majority of these contracts have short maturities (3 to 6 months). On an exceptional basis, and when the hedge is related to a specific long-term project, the contract can have a term of up to ten years. When preparing their budget at the year-end, the subsidiaries report their foreign exchange risk exposure for the following year to the Central Treasury Department. This Department monitors the adequacy of the hedges contracted compared with identified risks and receives a comprehensive list of all hedges in force each quarter.

A breakdown of the hedging portfolio by currency and instrument is presented on page 129.

Interest rate risk

General principle

Air Liquide interest rate risk management is centralized on its four main currencies: the euro, U.S. dollar, yen and Canadian dollar. These currencies represent approximately 98% of total net debt. For other currencies, the Finance Department advises the subsidiaries on hedging their foreign currency exposure in accordance with local financial market regulations. The Finance Committee determines the fixed rate/floating rate ratio for each currency and approves the hedging instruments used.

Group policy is to maintain at least 50% of total debt at fixed rates and to protect the residual balance (floating-rate debt) using optional hedges. This approach enables the Group to limit the impact of interest rate fluctuations on financial expenses, while benefiting, for a portion of the debt, from short-term interest rates which are generally lower than long-term interest rates.

At the end of 2006, 68% of total debt was at fixed rates (including 3% corresponding to triggered caps) and 21% was the subject of optional hedges. The fixed-rate/floating-rate breakdown of the debt is reviewed regularly by the Finance Committee, taking into account changes in interest rates and the level of Group debt.

Sensitivity to interest rate fluctuations

Group net indebtedness exposed to interest rate fluctuations amounted to 1,136 million euros as of December 31, 2006 (32% of gross debt adjusted for short-term securities), compared with 1,720 million euros at year-end 2005 (43% of debt).

The decrease in the portion of debt exposed to interest-rate fluctuations in relation to total debt is due to the 150 million euros in additional fixed rate hedges set up in 2006, and the automatic impact of the reduction in net debt in 2006.

An increase or decrease in interest rates of 100 basis points (+ or -1%) on all yield curves would have an impact of approximately + or -11.4 million euros on the Group's annual financial charges before tax, assuming outstanding debt remains constant.

However, the Group contracted optional interest rate hedges (caps), triggered when interest rates increase significantly (above 4.1% for euro). Accordingly, when these hedges are triggered, assuming constant outstanding debt, consolidated net indebtedness exposed to interest rate fluctuations would drop to 386 million euros. Financial charges would then be reduced from 11.4 to 3.8 million euros.

All hedging instruments used to manage interest rate or foreign exchange risk relate to identified risks.

Counterparty risk

Potential counterparty risks for Air Liquide include customers and bank counterparties.

The Group has more than one million customers in a broad range of industries, dispersed over a wide geographic area, thus precluding any concentration of customer credit risk. As an illustration, sales to Air Liquide's top ten customers represent less than 15% of total revenues.

To better assess its exposure, the Group has adopted procedures to regularly monitor the financial situation of its major customers.

Moreover, customer risk assessment is an important component of the investment decision process.

Bank counterparty risk relates to the outstanding amounts of derivatives and to outstanding lines of credit contracted with each bank. Based on its financial policy, the Group requires a long-term Standard & Poor's "A" rating or a Moody's "A2" rating from its counterparties. The Group's lines of credit are also spread among several banks to avoid risk of concentration. The Finance Committee regularly checks and approves the list of financial instruments and banks.

Liquidity risk

As of December 31, 2006, amounts available on confirmed credit lines totaled 2,434 million euros (2,014 million euros at the end of 2005). These back-up lines are confirmed by banks and do not contain any default clauses linked to financial ratios or ratings or a Material Adverse Change (MAC) clause. French and U.S. commercial paper outstanding as of December 31, 2006 totaled 774.1 million euros, which is stable year on year. Group policy requires that commercial paper programs be backed by confirmed long-term credit lines. This requirement was met throughout 2006: confirmed credit lines exceeded commercial paper outstanding at all times.

Commodity risk (Energy contracts)

Most of Air Liquide's energy supplies are obtained through forward purchase contracts at a fixed or indexed price.

IAS39 provides for the inclusion within its scope of forward purchases and sales of non-financial assets, once these transactions are deemed similar to derivative instruments.

However, IAS39 considers that forward contracts for non-financial assets should not be considered as derivatives when they have been entered into to meet the company's "normal" business requirements, resulting in the delivery upon maturity of the underlying for use in the company's industrial process. As Air Liquide does not purchase electricity or natural gas for the purposes of speculation or arbitrage on commodity price trends, no forward contracts relating to energy meet the definition of a derivative instrument. These contracts were entered into as part of the company's normal business for use in the industrial process.

Furthermore, in a global context of highly volatile electricity and natural gas market prices, created by market deregulation, Air Liquide continues to index long-term customer contracts to hedge these risks. For natural gas and electricity prices, the recent opening of some markets had led the Group, depending on the circumstances, to replace the price indices used during the regulated period by indices relevant to each local market. In parallel, Air Liquide has optimized its policy for the supply of electricity and gas. This policy enables the Group to offer the best possible terms to its customers, safely and with transparency, as it is based on reliable and efficient sources of supply.

There nonetheless remain certain isolated contracts, notably in the cogeneration business line, where price indexation alone cannot guarantee a total and effective hedge of energy price fluctuation risks. These risks are, therefore, hedged by Air Liquide using commodity swaps.

The fair value recognition of these derivative instruments has no material impact on Group equity or profits as of December 31, 2006.

b/ Information on derivative instruments

Maturity of derivative instruments

2006 In millions of euros	Currency	Fair value	Notional amount	< 1 year	Maturity 1 to 5 years	> 5 years
Foreign exchange risk						
Currency forwards		5.5	459.7	414.5	41.7	3.5
Currency options		3.6	491.7	491.7		
Interest rate risk						
Interest rate swaps	EUR	(10.3)	2,243.3	400.0	1,203.3	640.0
	USD	(2.7)	258.1	75.9	60.7	121.5
	Other	(0.7)	149.7	1.8	147.9	
Interest rate options (caps / floors) (2)	EUR	(2.5)	775.0		775.0	
	USD	3.0	227.8		75.9	151.9
	Other		16.4		16.4	
Commodity risk (Energy) (1)						
Commodity swaps	EUR	(0.1)	0.6	0.6		

(1) Including embedded derivatives.
(2) Including caps triggered for 25 million euros (euro caps) and 76 million euros (dollar caps).

Most derivative instruments contracted to hedge foreign exchange risk have maturities of less than one year, which reflects the short-term nature of the transaction-based foreign exchange risk and of the foreign currency swaps contracted to refinance the Group's subsidiaries.

Derivative instruments contracted to hedge interest rate risk have maturities of up to 10 years, in line with the Group's policy to limit interest expense fluctuations.

2005 In millions of euros	Currency	Fair value	Notional amount	< 1 year	Maturity 1 to 5 years	> 5 years
Foreign exchange risk						
Currency forwards		(22.7)	506.9	470.6	19.6	16.7
Currency options		(0.1)	5.8	5.8		
Currency swaps		(3.7)	617.4	617.4		
Interest rate risk						
Interest rate swaps	EUR	21.3	2,412.3	150.0	1,232.3	1,030.0
	USD		341.2		152.6	188.6
	Other	(1.0)	235.2	51.0	128.3	55.9
Interest rate options (caps / floors)	EUR	(6.1)	850.0	75.0	775.0	
	USD	0.4	84.8		84.8	
Commodity risk (Energy) (1)						
Commodity swaps	EUR	0.1	23.5	23.5		

(1) Including embedded derivatives.

2004 In millions of euros	Currency	Fair value	Notional amount	Maturity < 1 year	 1 to 5 years	 > 5 years
Foreign exchange risk						
Currency forwards		5.7	416.4	359.4	46.0	11.0
Currency options		(2.3)	24.3	16.1	8.2	
Currency swaps		11.5	500.2	500.2		
Interest rate risk						
Interest rate swaps	EUR	(5.4)	3,000.0	550.0	1,100.0	1,350.0
	USD	(4.0)	433.1	154.2	132.1	146.8
	Other	(3.2)	185.5	10.7	146.2	28.6
Interest rate options (caps / floors)	EUR	(8.0)	950.0	100.0	550.0	300.0
	USD	(0.1)	37.0		37.0	
Commodity risk (Energy) (1)						
Commodity swaps	EUR		2.7	2.7		
	CAD	(0.8)	2.3	2.3		
	USD	(0.3)	3.7	3.7		
	Other		0.3		0.3	

(1) Including embedded derivatives.

Impact of the fair value recognition of derivative instruments on the balance sheet

2006 In millions of euros	IFRS classification	Assets Deferred tax assets	 Trade receivables	 Fair value of derivative (assets)	 Total	Equity and liabilities Net income recognized in equity	 Profit for the period	 Deferred tax liabilities	 Non-current borrowings	 Trade payables	 Current borrowings	 Fair value of derivatives (liabilities)	 Total
Foreign exchange risk													
Currency forwards hedging future cash flows	CFH (1)	2.9		12.0	14.9	3.8	(1.4)	4.1				8.4	14.9
Currency forwards hedging transactions recorded in the accounts	FVH (2)	0.2	1.0	7.1	8.3		(0.4)			7.1		1.6	8.3
Currency embedded derivatives	NIH (4)			9.0	9.0	5.9		3.1					9.0
Interest rate risk													
Interest rate swaps	FVH (2)	0.2			0.2		(0.1)	0.2	(0.6)			0.7	0.2
Swaps and options	CFH (1)	5.9		3.7	9.6	(7.2)	(1.4)	1.3				16.9	9.6
Other derivatives	(3)			0.7	0.7		0.5	0.2					0.7
Commodity risk													
Currency forwards hedging future cash flows	CFH (1)					(0.1)						0.1	
		9.2	**1.0**	**32.5**	**42.7**	**2.4**	**(2.8)**	**8.9**	**(0.6)**	**7.1**		**27.7**	**42.7**

(1) CFH: Cash Flow Hedge.
(2) FVH: Fair Value Hedge.
(3) Derivatives not benefiting from hedge accounting.
(4) Net investment hedge.

2005 In millions of euros	IFRS classification	Assets Deferred tax assets	Trade receivables	Fair value of derivative (assets)	Total	Equity and liabilities Net income recognized in equity	Profit for the period	Deferred tax liabilities	Non-current borrowings	Trade payables	Current borrowings	Fair value of derivatives (liabilities)	Total
Foreign exchange risk													
Currency forwards hedging future cash flows	CFH (1)	8.7		3.8	12.5	(11.8)	(2.4)	1.3				25.4	12.5
Currency forwards hedging transactions recorded in the accounts	FVH (2)	0.1	5.3	1.0	6.4		(0.2)			0.1	0.6	5.9	6.4
Interest rate risk													
Interest rate swaps	FVH (2)	20.0		58.1	78.1			20.1	58.0				78.1
Swaps and options	CFH (1)	16.4		3.2	19.6	(26.8)	(2.5)	0.9				48.0	19.6
Other derivatives	(3)			0.3	0.3		0.2	0.1					0.3
Commodity risk													
Currency forwards hedging future cash flows	CFH (1)												
		45.2	**5.3**	**66.4**	**116.9**	**(38.6)**	**(4.9)**	**22.4**	**58.0**	**0.1**	**0.6**	**79.3**	**116.9**

(1) CFH: Cash Flow Hedge.
(2) FVH: Fair Value Hedge.
(3) Derivatives not benefiting from hedge accounting.

Interest rate repricing schedule for fixed-rate debt and interest rate risk hedging instruments

2006 In millions of euros	Currency of issue	Carrying amount	Nominal amount outstanding	Interest rate reset dates < 1 year	1 to 5 years	> 5 years
Original issue - left at fixed rate	EUR	641.9	641.9	3.1	427.1	211.7
Interest rate swaps	EUR		842.7	205.2	525.0	112.5
Caps	EUR		750.0		750.0	
Original issue - left at fixed rate	USD	451.9	451.9	134.5	317.4	
Interest rate swaps	USD		235.4		136.7	98.7
Original issue – left at fixed rate	JPY	51.3	51.3	14.9	4.5	31.9
Interest rate swaps	JPY		86.0		86.0	
Interest rate swaps	CAD		16.4		16.4	

2005 In millions of euros	Currency of issue	Carrying amount	Nominal amount outstanding	Interest rate reset dates < 1 year	1 to 5 years	> 5 years
Original issue - left at fixed rate	EUR	630.1	630.1	47.0	375.3	207.8
Interest rate swaps	EUR		690.4	5.2	555.2	130.0
Caps	EUR		850.0	75.0	775.0	
Original issue - left at fixed rate	USD	426.7	426.7	11.8	330.1	84.8
Interest rate swaps	USD		237.4		152.6	84.8
Caps	USD		84.8		84.8	
Original issue - left at fixed rate	JPY	37.4	37.4	9.9	27.5	
Interest rate swaps	JPY		111.6		82.8	28.8
Interest rate swaps	CAD		51.0	32.8	18.2	

28 Transactions with related parties

Due to the activities and organizational structure of the Group, only transactions with associates and proportionately consolidated companies are considered to be related party transactions. Transactions performed between these companies and Group subsidiaries are not material.

As of December 31, 2006, there was no provision for doubtful related party receivables.

Contribution to the consolidated balance sheet and income statement of proportionately consolidated companies

In millions of euros	2004	2005	2006
Non-current assets	526	602	718
Current assets	131	138	169
Total assets	**657**	**740**	**887**
Equity	358	423	395
Non-current liabilities	101	117	142
Current liabilities	198	200	350
Total equity and liabilities	**657**	**740**	**887**
Revenue	435	439	550
Operating expenses	(352)	(359)	(445)
Net finance costs	2	5	(8)
Profit before tax	85	85	103
Income taxes	(17)	(17)	(25)
Profit for the period	**68**	**68**	**78**

Information on associates is presented in Note 15.

29 Remuneration allocated to members of the Supervisory Board (*) / Board of Directors (**) and management bodies

(*) Until May 10, 2006.
(**) Applicable as of May 10, 2006

29.1. Remuneration paid to the L'Air Liquide S.A. Executive Management

Gross remuneration and benefits paid to the Executive Management of L'Air Liquide S.A. for all Group companies, with respect to both their duties as employees and as Company officers, amount to, including benefits-in-kind:

In thousands of euros	Amount for 2004 Due	Amount for 2004 Paid	Amount for 2005 Due	Amount for 2005 Paid	Amount for 2006 Due	Amount for 2006 Paid
Benoît Potier (1)						
– fixed portion	860	901	970	970	946	946
– variable portion	1,238	826	1,269	1,238	1,238	1,269
– fringe benefits	3	3	3	3	8	8
– diector's fees					24	
Total	**2,101**	**1,730**	**2,242**	**2,211**	**2,216**	**2,223**
Jean-Claude Buono						
– fixed portion	465	465	490	490	510	510
– variable portion	522	383	559	522	558	559
– fringe benefits	3	3	3	3	3	3
Total	**990**	**851**	**1,052**	**1,015**	**1,071**	**1,072**
Klaus Schmieder (2)						
– fixed portion	294	294	470	470	510	510
– variable portion	330		531	330	558	531
– fringe benefits	6	6	18	18	20	20
Total	**630**	**300**	**1,019**	**818**	**1,088**	**1,061**

(1) The employment contract of Benoît Potier was suspended as of May 10, 2006. Consequently, as of this date, he will receive all his remuneration in his capacity as Company officer.
(2) For 2004, on a pro rate basis from the date on which duties were assumed.

During 2006, the Company paid out a total of 126.3 thousand euros to third parties, on behalf of Benoît Potier, with respect to supplemental retirement, death and disability benefits.

The entire variable portion of remuneration due for any given fiscal year is paid the following year after the approval of the financial statements.

29.2. Share options granted to the L'Air Liquide S.A. Executive Management

Total adjusted share options, granted to officers and directors and not exercised as of December 31, 2006, amount to:

	Total share options	Average price (in euros)	In 2006	Over the last five fiscal years
Benoît Potier	262,211	124.51	55,000	215,511
Jean-Claude Buono	123,050	122.38	22,000	93,144
Klaus Schmieder	55,002	134.45	22,000	55,002

The fair value of options granted in 2006 and determined according to IFRS2 amounts 30.06 euros per option.

Accordingly, the valuation of options granted in 2006 to officers and directors is as follows:

- Benoît Potier: 1,653 thousands of euros
- Jean-Claude Buono: 661 thousands of euros
- Klaus Schmieder: 661 thousands of euros

These amounts are expensed over the option's vesting period.

Share options granted to corporate officers have the same characteristics as those granted to all option beneficiaries in the Group.

The total number of share options previously granted to Alain Joly, Director, and not exercised as of December 31, 2006, amounts to 78,010 options at an average price of 101.67 euros. These share options were granted to him prior to 2001, as Chairman and Chief Executive Officer of the Company.

29.3. Remuneration allocated to members of the Supervisory Board (*) / Board of Directors (**) and Management members

Remuneration granted to members of the Supervisory Board / Board of Directors and Management members as compensation for their responsibilities within the entire Group, for the respective financial years, amounts to:

In millions of euros	2004	2005	2006
Supervisory Board (*) / Board of Directors (**)	0.7	0.6	0.5
Management members	8.4	9.6	9.2
Total	**9.1**	**10.2**	**9.7**

(*) Until May 10, 2006.
(**) Applicable as of May 10, 2006.

The Company's Management members include all members of Executive Management and the Executive Committee.

The remuneration policy for members of the executive team takes into account market practices. It includes a substantial variable portion based on earnings targets and individual performance.

30 | Commitments and contingencies

In millions of euros	2004	2005	2006
Commitments and contingencies linked to:			
Firm purchase orders for PP&E	165.6	337.2	565.3
Lease commitments which cannot be terminated	413.0	367.0	358.4
Energy purchases	158.4	204.1	195.2
IT systems outsourcing in the United States	11.8	13.5	10.5
Guarantees and other	230.9	232.8	181.2
Total	**979.7**	**1,154.6**	**1,310.6**

Commitments are given in the normal course of the Group's business.

The primary movements are attributable to:

- in 2006, firm orders in connection with new projects in the Americas and Southern Europe,
- in 2005, firm orders for the acquisition of property, plant and equipment following investment decisions, notably in Eastern Europe, and the signing of new energy supply contracts in Europe.

In December 2006, Air Liquide added to its 55% stake in Japan Air Gases, by announcing the purchase of the remaining 45% interest held by Linde. Linde will receive 590 million euros. The completion of this transaction was subject to the approval of the European competition authorities. This approval was granted in February 2007. The definitive realization of this transaction was not finalized as of the date these statments were approved by the Board of Directors.

Operating leases

Assets used in industrial activities are leased under an operating lease when the acquisition of such assets does not present any economic benefit. The primary assets included are utility vehicles and transport equipment.

The Group has no contingent rental commitments, or sub-lease contracts.

Future minimum lease payments payable as of December 31, 2006, under operating lease contracts which cannot be terminated are as follows:

In millions of euros	2004	2005	2006
Due within one year	91	93	90
Due in one to five years	216	194	193
Due after five years	106	80	75
Total	**413**	**367**	**358**

31 | Contingent liabilities

To the best of the Group's knowledge, there are not exceptional events, litigation or environmental-related issues likely to impact or having impacted in the recent past its assets, financial position or earnings.

32 | Greenhouse gas emission rights

As with the Kyoto Protocol, the European directive establishing a quota system for greenhouse gas emissions in the European Union is intended to reduce the emissions of these gases. Implementation for CO_2 in the industrial sector began on January 1, 2005. In 2004, each country incorporated the directive into its legislation and set quotas for the facilities concerned. The annual quotas allocated to Air Liquide (approximately 1.2 million tons of CO_2 per year for the period from 2005 to 2007) covered the emissions of 2005 and 2006.

No asset or liability was recognized as of December 31, 2006. The income received from the sale of rights in 2006 was immaterial.

33 | Post-balance sheet events

On February 21, 2007, the Group announced the purchase of the following interests from Linde:

- 50% of Soxal (Singapore subsidiary) 50% already held by Air Liquide,
- 50% of EIG (Thailand subsidiary) 50% already held by Air Liquide,
- 50% of VIG (Vietnam subsidiary) 50% already held by Air Liquide,
- 25% of Brunox (Sultanate of Brunei subsidiary) 25% already held by Air Liquide. The remaining capital is held by QAF Investment, a local partner.

At the same time, Air Liquide's 16.6% interest in Malaysian Oxygen in Malaysia (28.4% already held by Linde), and its 50% stake in Hong Kong Oxygen Group, located in Hong-Kong will be sold to Linde.

Linde will thus receive approximately 275 million euros. The completion of this transaction is subject to the approval of the competition authorities.

34 Impact of the first-time adoption of IAS32 and IAS39 as of January 1, 2005

IAS32-Financial Instruments: disclosure and presentation and IAS39 - Financial instruments: Recognition and Measurement have been applied as of January 1, 2005, without the restatement of the 2004 financial statements. The impact of the first-time adoption of these standards breaks down as follows:

In millions of euros	Balance sheet as of December 31, 2004	IAS32/39 impact	Balance sheet as of January 1, 2005
Goodwill	2,331.6	99.6	2,431.2
Other intangible assets	420.2		420.2
Property, plant and equipment	7,550.9		7,550.9
Non-current financial assets	266.3	(6.1)	260.2
Investments in associates	206.9		206.9
Deferred tax assets	368.2	27.2	395.4
Total non-current assets	**11,144.1**	**120.7**	**11,264.8**
Inventories	652.0		652.0
Trade receivables	2,266.8	(0.2)	2,266.6
Other current assets	377.8	4.3	382.1
Current financial assets	456.7	72.0	528.7
Cash in bank	326.8		326.8
Total current assets	**4,080.1**	**76.1**	**4,156.2**
Total assets	**15,224.2**	**196.8**	**15,421.0**
Share capital	1,201.1		1,201.1
Additional paid-in capital	76.8		76.8
Consolidated reserves	3,055.7	(35.3)	3,020.4
Treasury shares	(162.1)		(162.1)
Net profit for the period	780.1		780.1
Capital and reserves attributable to equity holders of the parent	**4,951.6**	**(35.3)**	**4,916.3**
Minority interests	348.2	(32.0)	316.2
Total equity	**5,299.8**	**(67.3)**	**5,232.5**
Provisions and pensions	1,695.3		1,695.3
Deferred tax liabilities	1,108.5	7.3	1,115.8
Non-current borrowings	4,322.0	174.8	4,496.8
Other non-current liabilities	170.1		170.1
Total non-current liabilities	**7,295.9**	**182.1**	**7,478.0**
Provisions and pensions	104.2		104.2
Trade and other payables	1,077.5		1,077.5
Other operating liabilities	1,080.5	(33.2)	1,047.3
Income tax payable	67.7		67.7
Current borrowings	298.6	32.7	331.3
Other current financial liabilities		82.5	82.5
Total current liabilities	**2,628.5**	**82.0**	**2,710.5**
Total liabilities and equity	**15,224.2**	**196.8**	**15,421.0**

a/ Foreign currency transactions

Derivative instruments designated to hedge foreign exchange risk in foreign currency transactions were recognized at fair value in accordance with IAS32/39. The management of foreign exchange risk in foreign currency transactions primarily consists of underwriting firm, forward purchase/sales contracts (mainly euro/US dollar). In accordance with IAS32/39, hedged foreign currency denominated receivables and payables were systematically remeasured at the year-end exchange rate and not the hedging rate.

As fair value hedges for foreign currency transactions are fully effective (the hedging ineffectiveness generated by the impact of premiums/discounts is immaterial, thus no significant impact on opening equity), the changes in fair value of foreign currency receivables and payables remeasured on the balance sheet at the year-end exchange rate were offset by the impact in profit or loss of the changes in fair value of financial instruments designated for the foreign exchange hedging of the receivables and payables.

For cash flow hedges, the effective portion of the change in fair value of the hedging instruments is offset directly in transferable equity. The change in fair value of the hedged portion of the hedged item is not recognized in the balance sheet. The impact on transferable equity as of January 1, 2005, after taking into account deferred taxes, was 5.2 million euros.

The change in fair value of the ineffective portion of financial instruments (premium/ discount impacts) is recognized in consolidated reserves. After taking into account deferred taxes, the negative impact was (0.6) million euros.

b/ Interest rate risk hedging

Considering the Group's interest risk hedging policy, the proportion of borrowings exposed to interest rate fluctuations amounted to 1,650 million euros, or around 40% of net indebtedness.

This policy is ensured by the use of swaps or options.

The fair value measurement of fixed-rate lender and floating-rate borrower swaps used to hedge fixed-rate loans resulted in the recognition of a current financial asset of 43.8 million euros. The fixed rate borrowing is revalued in the same amount.

In addition, the fair value recognition of forward hedges, swaps and options eligible for future cash flow hedge accounting generated a negative impact on the Group's transferable equity of (38.2) million euros, after taking into account deferred taxes.

The ineffective portion of the hedges (premiums/ discounts and instruments not eligible for hedge accounting) generated a negative impact of (1.7) million euros on consolidated reserves after taking into account deferred taxes.

c/ Energy risk hedging

Most of Air Liquide's energy supplies are obtained through forward purchase contracts at a fixed or indexed price. IAS39 provides for the inclusion within its scope of forward purchases and sales of non-financial assets, once these transactions are deemed similar to derivative instruments.

However, IAS39 considers that forward contracts for non-financial assets should not be considered as derivatives when they have been entered into to meet the company's "normal" business requirements, resulting in the delivery upon maturity of the underlying for use in the company's industrial process.

As Air Liquide does not purchase electricity or natural gas for the purposes of speculation or arbitrage on commodity price trends, no forward contracts relating to energy meet the definition of a derivative instrument. These contracts were entered into as part of the company's normal business for use in the industrial process.

Furthermore, to hedge against energy price fluctuations, Air Liquide makes forward purchases or sets up hedging swaps relating to natural gas purchases and electricity sales for its cogeneration plants. The fair value recognition of these derivative instruments has no material impact on Group equity as of January 1, 2005. The negative impact amounted to (0.7) million euros after taking into account deferred taxes.

d/ Put options on minority interests

When acquiring companies, Air Liquide negotiates put options for the securities of minority shareholders.

In accordance with IAS32, a liability measured at the present value of the option's strike price should be recognized. Pending a position from the IFRIC, Air Liquide has elected to recognize the difference between the carrying amount of minority interests and the strike price of the option in goodwill.

As of January 2005, the impact of the recognition of minority shareholders' put options increased the liability by 131 million euros and reduced minority interests by (31.4) million euros. The difference led to the recognition of additional goodwill for 99.6 million euros.

Main consolidated companies and currency rates

L'Air Liquide S.A. assumes a part of the Group's operating activities in France. It also owns directly or indirectly financial investments in its subsidiaries. L'Air Liquide S.A. mainly receives, from its subsidiaries, dividends and royalties.
L'Air Liquide S.A. assumes treasury centralization for some French subsidiaries.

1 | Main changes occurred in 2006

In millions of euros	Impact on revenue
Total impact on scope	(26.6)
The primary change in scope (deconsolidation of Electronics liquid chemicals in the United-States in April 2005) had a negative impact on 2006 revenue: or -0.3%	**(27.0)**
A) Acquisitions and disposals	
Change in scope impacts in 2006	
Acquisitions:	
– Zuther & Hautmann GmbH & Co KG acquired by VitalAire GmbH (Germany)	10.0
– Nord Service Projects GmbH acquired by VitalAire GmbH (Germany)	1.3
– Aerial Machine & Tool acquired by Aqualung USA (United States)	4.9
– Toshiba Nano Analysis K.K. acquired by Japan Air Gases (Japan)	2.9
Disposals:	
– Société d'Utilisation Scientifique et Industrielle du Froid (France) sold by L'Air Liquide S.A.	(1.3)
– Napac sold by Air Liquide Services (France)	(1.1)
– Propane (LPG) activity sold by Air Liquide Gas A.B. (Sweden)	(1.1)
– Propane (LPG) activity sold by Air Liquide Deutschland GmbH (Germany)	(0.5)
Ongoing 2005 scope impact	
Acquisitions:	
– Farmec SRL and Farmec Nuova SRL (Italy) acquired by Laboratoires Anios (France)	6.9
– Rubel Atem- und Sauerstoffgeräte GmbH acquired by VitalAire GmbH (Germany)	5.0
– Tecno Gas Srl and ITO Service acquired by AL Italia (Italy)	3.2
Disposals:	
– Sidergal sold by Air Liquide International (France)	(6.3)
– Sabine Cogen, L.P. sold by AL America Corporation (United States)	(21.1)
– Homecare division sold by AL Healthcare America Corporation (United States)	(4.1)
– Alpha division sold by Japan Air Gases (Japan)	(3.7)
– Other	(0.9)
B) Change in consolidation method	
France	
– Fluigétec: change to full consolidation in Air Liquide Welding in 2006	1.0
Europe	
– Saf Schweiss Automatik (SSA) in Switzerland: change to full consolidation in Air Liquide Welding in 2006	6.4
Asia-Pacific	
– A-TEC Co., Ltd K.K. in Japon: change from full consolidation method to the equity method in Japan Air Gases	(1.1)

C) Companies created and newly consolidated in the scope without scope impact on revenue	
Europe	– TGHM GmbH & Co KG: change to proportionate method in Air Liquide Deutschland GmbH (Germany) – Air Liquide Russie S.A. (Russia) – CJSC Air Liquide Severstal (Russia)
Africa & Middle-East	– Air Liquide Middle East (Middle East) – Shuaibaz Oxyben Company KSC (Kuwait) created and consolidated using the proportionate method (P) – Air Liquide Sohar Industrial Gases L.L.C. (Oman) – Gasal (Qatar) created and consolidated using the equity method (E)
Asia-Pacific	– Air Liquide Changshu Co. Ltd (China) – Air Liquide Electronics Material Zhangjiagang Co. Ltd (China) – Air Liquide Engineering Services Asia Co. Ltd (China) – Air Liquide Nanjing Co. Ltd (China) – Air Liquide Peng Pu Co. Ltd (China) – Air Liquide Shenyang Teisan Co. Ltd (China) – Air Liquide Tianjin Bin Hai Co. Ltd (China) – Air Liquide Wuxi Industrial Gas Co. Ltd (China)
D) Mergers, acquisitions and disposals without scope impact on revenue	
France	– Merger of Air Liquide Santé Engineering (previously held by Air Liquide Santé International, VitalAire, Taema and Air Liquide Santé France) in Air Liquide Santé International – Merger of La Soudure Autogène Française and Sauvageau Commercy Soudure in Air Liquide Welding France – Merger of Sudac Air Services Midi-Pyrénées in Sudac Centre – Sale of Cryopal (Taema Freelox activity) to L'Air Liquide S.A. – Sale of Amphicom (equity accounted) by Aqualung France – Sale of ARIA Technologies (equity accounted) by Air Liquide Services
Europe	– Merger of Air Liquide Technische Gase GmbH, Air Liquide AGS GmbH and Air Liquide Siebte Vermögensverwaltungs GmbH in Air Liquide Deutschland GmbH (Germany) – Aiolos Medical A.B. acquired by AL Gas A.B. (Sweden)
Americas	– Merger of Medal L.P. (United States) in Air Liquide Advanced Technologies U.S.LLC (United States)

2 Currency rates

Primary currency rates used:

Average rates

Euros for one currency	2004	2005	2006
USD	0.80	0.80	0.80
CAD	0.62	0.66	0.70
Yen (1,000)	7.44	7.31	6.85

Closing rates

Euros for one currency	2004	2005	2006
USD	0.73	0.85	0.76
CAD	0.61	0.73	0.65
Yen (1,000)	7.16	7.20	6.37

3 Main consolidated companies

□ Industrial Merchant
□ Large Industries
□ Healthcare
■ Electronics
□ Other: Related activities and Holdings

Companies newly consolidated in the 2006 scope are indicated in blue.

France

Company	%	Industrial Merchant	Large Industries	Healthcare	Electronics	Other
1 Air Liquide Electronics Materials	100 %				■	
Air Liquide Electronics Systems	100 %				■	
Air Liquide Engineering	100 %					□
Air Liquide Finance	100 %					□
Air Liquide Hydrogène	99.84 %		□			
- Belle Étoile Hydrogène	99.84 %					
Air Liquide Innovation	100 %	□				
- ETSA	99.91 %					
- Metrotech	99.90 %					
- Trescal France and its consolidated subsidiaries	100 %					
Air Liquide Participations	100 %					□
- Air Liquide Partners	99.96 %					
Air Liquide Santé (International)	100 %			□		
- Air Liquide Santé France	100 %					
- Air Liquide Santé Stockage	100 %					
- Omasa France	100 %					
- Btl S.A.	66 %					
- Farmec Srl and Farmec Nuova Srl (Italy)	52.80 %					
- Hydenet (France)	65.95 %					
- Laboratoires Anios (France)	66 %					
- Unident S.A. (Switzerland) and Unident SARL (France)	66 %					
- Pharmadom (Orkyn')	100 %					
- Air Liquide Santé Domicile	100 %					
- Taema	100 %					
- VitalAire	100 %					
Air Liquide Services	100 %					□
- Groupe Athelia (France)	100 %					
- Kéops (Canada)	100 %					
Air Liquide Stockage	100 %	□			■	
Altal	100 %					□
AXANE	100 %					□
Azérus	100 %					□
Chemoxa[1] and its subsidiaries (France, Europe, United States) including	100 %					□
- Société d'Exploitation de Produits pour les Industries Chimiques	99.95 %					
Cryolor	100 %					□
Cryopal	100 %					□
Fabriques d'Oxygène du Sud-Ouest Réunies	49.92 % - E	□				
GIE Cryospace	55 %					□
Société Anonyme Française Péroune	99.94 % - E					□
2 Société des Gaz Industriels de France	100 %	□	□		■	
- Belle Étoile Utilité	100 %					
Société Immobilière de L'Air Liquide	99.99 %					□
Société Industrielle de Cogénération de France	100 %		□			
- Cogenal	99.99 %					
- Figenal	60 %					
- Lavéra Énergies	50 % - P					
- Lavéra Utilités	50 % - P					
Société Industrielle des Gaz de l'Air	100 %	□				
Sorgal	99.99 % - E	□				
Sudac Air Services	100 %	□				
- Sudac Centre	100 %					
- Air Solution	100 %					

Company	%	Industrial Merchant	Large Industries	Healthcare	Electronics	Other
Air Liquide Welding S.A.	100 %					□
- Oerlikon GmbH (Germany)	100 %					
- Air Liquide Welding France (France)	100 %					
- Fluigetec (France)	100 %					
- Fro Srl (Italy)	100 %					
- Isaf Spa (Italy)	93.14 %					
- Air Liquide Welding UK Limited (United-Kingdom)	100 %					
- Saf Schweiss Automatik (Switzerland)	100 %					
AL-RE	100 %					□
Aqualung International and its subsidiaries (Europe, United States, Japan)	98.36 %					□
Hélium Services	100 %	□				

Statutory auditors' report
on the consolidated financial statements

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the Group Management Report.

This report, together with the statutory auditors' report addressing financial and accounting information in the Chairman's report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

In compliance with the assignment entrusted to us by your Shareholders' Meeting, we have audited the accompanying consolidated financial statements of L'Air Liquide S.A. for the year ended December 31, 2006.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2006 and the results of its operations for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union.

II. Justification of assessments

In accordance with the requirements of article L. 823-9 of the French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

- Intangible assets and goodwill were subject to impairment tests performed in accordance with the principles set out in note 4.5.f. of the consolidated financial statements relating to accounting policies. We have reviewed the soundness of the chosen approach and the assumptions used for these impairment tests.
- We have reviewed the methodology used to recognize reserves for risks and charges. In particular, we assessed the process set out by the Management to identify and evaluate risks. We ensured that such provisions were recognized in accordance with the accounting principles described in the notes 4.11.a. and 4.11.b. of the consolidated financial statements.

These assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

III. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group Management Report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Courbevoie and Paris-La Défense, March 19, 2007

The statutory auditors

MAZARS & GUERARD	ERNST & YOUNG Audit
Frédéric Allilaire	Olivier Breillot

Air Liquide S.A. – 100 %

Air Liquide International – 100 %

Air Liquide International Corp. (United States) – 100 %

Europe outside France

	Air Liquide Industriegase GmbH & Co. KG (Germany)	100 %
3	- Air Liquide Deutschland GmbH (Germany)	100 %
	- Air Liquide Electronics GmbH (Germany)	100 %
	- Air Liquide Erste Verm. GmbH (Germany)	100 %
	- Air Liquide Medical GmbH (Germany)	100 %
	- Air Liquide Stahlflaschen GmbH & Co. KG (Germany)	100 %
	- Air Liquide Zweite Verm. GmbH (Germany)	100 %
	- EVC Dresden-Wilschdorf GmbH & Co. KG	40 % - P
	- Zweite EVC Dresden-Wilschdorf GmbH & Co. KG	50 % - P
	- Buse Gase GmbH & Co. KG (Germany)	51 %
	- Cryotherm GmbH & Co. KG (Germany)	100 %
	- INTEGA GmbH and its consolidated subsidiaries (Germany, Hungary and Portugal)	51 %
	- Schülke & Mayr GmbH (Germany) and its subsidiaries	100 %
	- TGHM GmbH & Co KG (Germany)	50 % - P
	- Trescal GmbH (Germany)	100 %
	- VitalAire GmbH (Germany)	100 %
	- Braun Meditec GmbH (Germany)	100 %
	- Nord Service Projects GmbH (Germany)	100 %
	- Rubel GmbH (Germany)	100 %
	- Zuther & Hautmann GmbH & Co KG (Germany)	100 %

	Air Liquide Austria (Austria)	100 %
	Air Medical Gase und Apparate VmbH (Austria)	40 % - E
	Air Liquide Eurotonnage (France)	100 %
4	- Air Liquide Large Industry S.A. (Belgium)	100 %
5	- Air Liquide Industries Belgium (Belgium)	100 %
	- Carolox (Belgium)	100 %
	- Hydrowal (Belgium)	100 %
	Hydrofel (Belgium)	100 %
	Air Liquide Bulgaria EOOD (Bulgaria)	100 %
6	Air Liquide Danmark A.S. (Denmark)	100 %
	- Arepa Test & Kalibrering A.S. (Denmark)	100 %
	Oy Polargas A.B. (Finland)	100 %
	Air Liquide Hellas Société Anonyme de Gaz Industriels (Greece)	99.78 %
	- Allertec S.A. (Greece)	50.89 %
	Air Liquide Ipari Gaztermelo Kft (Hungary)	100 %
	Air Liquide Progetti Italia Spa (Italy)	100 %
	Air Liquide Norway (Norway)	100 %
7	Air Liquide Industrie B.V. (The Netherlands)	100 %
	- Air Liquide Nederland B.V. (The Netherlands)	100 %
	- Oxylux S.A. (Luxembourg)	100 %
	- Air Liquide B.V. (The Netherlands)	100 %
8	- Lamers High Tech Systems (The Netherlands)	100 %
	- Trescal B.V. (The Netherlands)	100 %
	- VitalAire B.V. (The Netherlands)	100 %
	- Air Liquide Technische Gassen B.V. (The Netherlands)	100 %
	- Air Liquide Warmtekracht B.V. (The Netherlands)	100 %
	- Loofbeen B.V. (The Netherlands)	100 %
	- Maasvlakte Energie B.V. (The Netherlands)	100 %
	Air Liquide Katowice Sp (Poland)	79.24 %
	Air Liquide Polska Sp (Poland)	100 %
9	Sociedade Portuguesa do Ar Liquido (Portugal)	99.95 %
	- Air Liquide Medicinal (Portugal)	98.87 %
	Air Liquide UK Ltd (United-Kingdom)	100 %
	Air Liquide Russie S.A. (Russia)	100 %
	- CJSC Air Liquide Severstal (Russia)	75 %
	Carba Holding (Switzerland)	100 %
10	- Carbagas (Switzerland)	70 %

	Air Liquide Belge S.A. (Belgium)	99.95 %
11	- Air Liquide Belgium NV S.A. (Belgium)	99.97 %
12	- Air Liquide Benelux NV S.A. (Belgium)	99.97 %
	- Air Liquide Medical S.A. (Belgium)	99.87 %
	- Fléron Gaz Médicaux Services (Belgium)	99.95 %
	AL Air Liquide España S.A. (Spain)	99.88 %
	- Air Liquide Medicinal SL (Spain)	99.88 %
	- I.T.M. S.A. (Spain)	89.88 %
	- Trescal Spain (Spain)	99.88 %
	Air Liquide Italia Spa Srl (Italy)	99.76 %
	- ITO Service Spa Srl (Italy)	69.83 %
	- MG Taratura Srl (Italy)	59.86 %
	- Omasa Spa (Italy)	99.76 %
	- Vitalaire Italia Spa (Italy)	99.76 %
	- Air Liquide Sanità Service Spa (Italy)	99.76 %
	- Tecno Gas Srl (Italy)	50.88 %
	Air Liquide Luxembourg S.A. (Luxembourg)	99.97 %
	Air Liquide Gas A.B. (Sweden)	100 %
	- Trescal Sweden A.B. (Sweden)	100 %
	- Aiolos Medical A.B. (Sweden)	100 % - E

Americas

	American Air Liquide, Inc. (United States) and its main subsidiaries	100 %
	- Air Liquide Advanced Technologies U.S. LLC (United States)	100 %
	- Air Liquide America L.P. (United States)	100 %
	- Air Liquide Electronics U.S. LP (United States)	100 %
	- Air Liquide Healthcare America Corporation (United States)	100 %
	- Air Liquide Helium America (United States)	100 %
	- Air Liquide Industrial U.S. LP (United States)	100 %
	- Air Liquide Large Industries U.S. LP (United States)	100 %
	- Air Liquide Process & Construction, Inc. (United States)	100 %
	- Air Liquide USA LLC (United States)	100 %
	- ALIG Acquisition LLC (United States)	100 %
	- Air Liquide Canada, Inc. (Canada)	100 %
	- VitalAire Canada, Inc. (Canada) and its subsidiaries	100 %
	- Dow Fort Saskatchewan Cogeneration Projet (Canada)	40 % - P
	Air Liquide Argentina (Argentina)	100 %
	Arliquido Comercial Ltda (Brazil)	100 %
	- Air Liquide Brasil Ltda (Brazil)	100 %
	Air Liquide Chile S.A. (Chile)	100 %
13	Société des Gaz Industriels de la Guadeloupe (Guadeloupe)	93.50 %
	Air Liquide Spatial (Guyane)	98.72 %
	Société Guyanaise de L'Air Liquide (Guyane)	97.04 %
14	Société Martiniquaise de L'Air Liquide (Martinique)	71.70 %
	La Oxigena Paraguaya S.A. (Paraguay)	87.89 %
	Air Liquide Uruguay (Uruguay)	93.70 %
	Air Liquide Trinidad and Tobago (Trinidad and Tobago)	100 %
	Neal & Massy Gas products Ltd (Trinidad and Tobago)	42.71 % - E

Africa and Middle East

Air Liquide Engineering Southern Africa Ltd (South Africa)	100 % - E				□
Société d'Oxygène et d'Acétylène du Liban Sal (Lebanon)	49.86 % - E	□			

15 Air Liquide Proprietary Limited (South Africa)	83.09 %	□		
- Air Liquide Botswana Proprietary Limited (Botswana)	80.60 %			
- Fedgas Proprietary Limited (South Africa)	83.09 %			
Société Béninoise des Gaz Industriels (Bénin)	99.97 % - E	□		
Société Burkinabe des Gaz Industriels (Burkina Faso)	64.88 % - E	□		
Société Camerounaise d'Oxygène et d'Acétylène (Cameroun)	100 % - E	□		
Société Congolaise des Gaz Industriels (Congo)	99.99 % - E	□		
Société Ivoirienne d'Oxygène et d'Acétylène (Ivory Coast)	72.08 %	□		
16 Air Liquide Middle East (Middle East)	100 %		■	
- Air Liquide Alexandria (Egypt)	99.99 %		■	
- Air Liquide El Soukhna (Egypt)	90 %		■	
- Air Liquide Misr (Egypt)	87.99 %		■	
- Air Liquide 6th of October (Egypt)	87.99 %			
- Air Liquide 10th of Ramadan (Egypt)	87.99 %			
- Shuaiba Oxygen Company KSC (Koweït)	49.62 % - P			
- Air Liquide Sohar Industrial Gases L.L.C. (Oman)	50.10 %			
- Gasal (Qatar)	40 % - E			
Société Gabonaise d'Oxygène et d'Acétylène (Gabon)	80 % - E	□		
L'Air Liquide Ghana Ltd (Ghana)	100 % - E	□		
17 Société d'Oxygène et d'Acétylène de Madagascar (Madagascar)	73.73 % - E	□		
Société Malienne des Gaz Industriels (Mali)	99.96 % - E	□		
Air Liquide Maroc (Morocco)	74.80 %	□		□
- Société Marocaine de Technique et d'Industrie (Morocco)	49.99 % - E	□		
Air Liquide Nigeria plc (Nigeria)	61.11 % - E	□		
Société Sénégalaise d'Oxygène et d'Acétylène (Senegal)	79.63 % - E	□		
Société Togolaise des Gaz Industriels (Togo)	70.57 % - E	□		
Air Liquide Tunisie (Tunisia)	59.17 %	□		□

Asia-Pacific

18 Daesung Sanso (South Korea)	40 % - E	□				

19 Société d'Oxygène et d'Acétylène d'Extrême-Orient (France)	100 %	□	□		■	
- Groupe Hong Kong Oxygen and Acetylene Cy Ltd (Hong Kong)	50 % - P					
- P. T. Air Liquide Indonesia (Indonesia)	100 %					
- Malaysia Oxygen Bhd (Malaysia)	16.63 % - E					
- Esqal (New Caledonia)	99.97 %					
- Air Liquide Philippines Inc. (The Philippines)	100 %					
- Air Liquide Pipeline Utilities Services Inc. (The Philippines)	100 %					
- Gaz de Polynésie (Polynesia)	100 %					
- Air Liquide Réunion (La Réunion)	95.01 %					
- Singapore Oxygen Air Liquide Pte. Ltd (Singapore)	50 % - P					
- Air Liquide Thailand Ltd (Thailand)	100 %					
- Eastern Industrial Gases Ltd (Thailand)	50 % - P					
Air Liquide Beijing Co. Ltd (China)	100 %	□			■	
Air Liquide China Holding (China)	100 %	□	□		■	
- Air Liquide Changshu Co. Ltd (China)	100 %					
- Air Liquide Electronics Material Zhangjiagang Co. Ltd (China)	100 %					
- Air Liquide Nanjing Co. Ltd (China)	100 %					
- Air Liquide Qingdao Co. Ltd (China)	100 %					
- Air Liquide Qingdao 2 Co. Ltd (China)	100 %					
- Air Liquide Rizhao Co. Ltd (China)	100 %					
- Air Liquide Tianjin Bin Hai Co. Ltd (China)	100 %					
- Air Liquide Wuxi Industrial Gas Co. Ltd (China)	100 %					
- Air Liquide Zhejiang Co. Ltd (China)	100 %					
- Air Liquide Zhangjiagang Co. Ltd (China)	100 %					
- Beijing Hi-Tech Air Gases Co. Ltd (China)	50 % - P					
- SCIPIG (China)	50 % - P		□			
Air Liquide Engineering Services Asia Co. Ltd (China)	100 %					□
Air Liquide Hangzhou (China)	62.03 %					□
Air Liquide Nantong Co. Ltd (China)	100 %	□				
Air Liquide Peng Pu Co. Ltd (China)	60 %	□				
20 Air Liquide Shenyang Teisan Co. Ltd (China)	100 %	□				
21 Air Liquide Shanghai (China) Co. Ltd	100 %	□			■	
22 - Air Liquide Pudong Co. Ltd (China)	100 %					
- Wuxi High Tech Gases Co. Ltd (China)	50 % - P					
Air Liquide Shanghai International Trading (China)	100 %				■	
Air Liquide Tianjin Co. Ltd (China)	100 %	□				
Air Liquide Wuxi Co. Ltd (China)	100 %				■	
23 Air Liquide Korea Services (South Korea)	100 %	□	□	□		
Air Liquide Engineering India (India)	51 % - E					□
Air Liquide India Holding Pvt. Ltd. (India)	100 %	□				
Air Liquide Asia Pte Ltd (Singapore)	100 %	□				
Air Liquide Engineering South Asia (Singapore)	100 % - E					□
24 Air Liquide Far Eastern Ltd (Taiwan)	65 %	□			■	

25 Air Liquide Australia Ltd (Australia)	100 %	□	□	□		
- Air Liquide Healthcare P/L (Australia)	100 %					
- Air Liquide W.A. Pty Ltd (Australia)	60 %					
- Air Liquide New Zealand Ltd (New-Zeland)	100 %					
Air Liquide Pacific (Japan)	100 %	□	□	□	■	□
- Air Liquide Japan Ltd (Japan)	100 %					
- Japan Air Gases Ltd (Japan)	55 %					
- Toshiba Nano Analysis K.K.(Japan)	28.05 %					
- VitalAire Japan K.K. (Japan)	55 %					
- A-TEC Co., Ltd K.K. (Japan)	33 % - E					

Air Liquide Group's interest, as of December 31, 2006 in:

1. Air Liquide Electronics Materials (France)
100 % including 76.49 % held by L'Air Liquide S.A.
and 23.51 % by Chemoxal

2. Société des Gaz Industriels de France (France)
100 % including 65.13 % held by L'Air Liquide S.A.
and 34.87 % by Société Industrielle des gaz de l'air

3. Air Liquide Deutschland GmbH (Germany)
100 % including 92.48 % held by Air Liquide Industriegase GmbH & Co. KG and 7.52 % by Air Liquide International

4. Air Liquide Large Industry S.A. (Belgium)(1)
100 % including 74.26 % held by Air Liquide Eurotonnage
and 25.74 % by Air Liquide International

5. Air Liquide Industries Belgium (Belgium)(1)
100 % including 53.51 % held by Air Liquide Eurotonnage
and 46.49 % by Air Liquide International

6. Air Liquide Danmark A.S. (Denmark)
100 % including 43.01 % held by Air Liquide International Corp.
and 56.99 % by Air Liquide International

7. Air Liquide Industrie B.V. (The Netherlands)
100 % including 55.37 % held by Air Liquide Eurotonnage
and 44.63 % by Air Liquide International

8. Lamers High Tech Systems (The Netherlands)
100 % including 51 % held by Air Liquide B.V.
and 49 % by Air Liquide Electronics Systems

9. Sociedade Portuguesa do Ar Liquido (Portugal)
99.95 % including 74 % held by Air Liquide International,
25.93 % by L'Air Liquide S.A.
and 0.02 % by Air Liquide Santé International

10. Carbagas (Switzerland)
70 % including 40 % held by Carba Holding
and 30 % by Air Liquide International

11. Air Liquide Belgium NV S.A. (Belgium)
99.97 % including 50.01 % held by Air Liquide Belge S.A.
(99.95 % held by the Group)
and 49.99 % by Air Liquide International(2)

12. Air Liquide Benelux NV S.A. (Belgium)
99.97 % including 50.01 % held by Air Liquide Belge S.A.
(99.95 % held by the Group)
and 49.99 % by Air Liquide International(2)

13. Société des Gaz Industriels de la Guadeloupe (Guadeloupe)
93.50 % including 62.34 % held by Air Liquide International
and 31.16 % by Société d'Oxygène et d'Acétylène d'Extrême-Orient

14. Société Martiniquaise de L'Air Liquide (Martinique)
71.70 % including 47.79 % held by Air Liquide International
and 23.91 % by Société d'Oxygène et d'Acétylène d'Extrême-Orient

15. Air Liquid Proprietary Ltd (South Africa)
83.09 % including 80.61 % held by Air Liquide International
and 2.48 % by Société d'Oxygène et d'Acétylène d'Extrême-Orient

16. Air Liquide Middle East (Middle-East)
In 2006, Air Liquide International transferred its shares in Air Liquide Alexandria (Egypt), Air Liquide El Soukhna (Egypt) and Air Liquide Misr (Egypt).

17. Société d'Oxygène et d'Acétylène de Madagascar (Madagascar)
73.73 % including 36.91 % held by Air Liquide International
and 36.82 % by Société d'Oxygène et d'Acétylène d'Extrême-Orient

18. Daesung Sanso (South Korea)
40 % including 20 % held by L'Air Liquide S.A.
and 20 % by Air Liquide Japan Ltd

19. Société d'Oxygène et d'Acétylène d'Extrême-Orient (France)
100 % including 86.8 % held by Air Liquide International
and 13.2 % by L'Air Liquide S.A.

20. Air Liquide Shenyang Teisan Co. Ltd (China)
100 % including 50 % held by Air Liquide International
and 50 % by Air Liquide Japan Ltd

21. Air Liquide Shanghai Co. Ltd (China)
100 % including 90.77 % held by Air Liquide International
and 9.23 % by Air Liquide Japan Ltd

22. Air Liquide Pudong Co. Ltd (China)
100 % including 75 % held by Air Liquide Shanghai
and 25 % held by Air Liquide Japan Ltd

23. Air Liquide Korea Services (South Korea)
100 % including 50 % held by Air Liquide International
and 50 % by Air Liquide Japan Ltd

24. Air Liquide Far Eastern Ltd (Taïwan)
65 % including 32.83 % held by Air Liquide International
and 32.17 % by Air Liquide Japan Ltd

25. Air Liquide Australia Ltd (Australia)
100 % including 79.74 % held by Air Liquide International Corp.
and 20.26 % by Société d'Oxygène et d'Acétylène d'Extrême-Orient

Companies marked with P are consolidated by proportional method and those marked with E by the equity method. Other companies are fully consolidated.

The total Group interest is given after the name of each company.

Voting rights are not different from the percentages of ownership held.

(1) In 2006, Air Liquide International acquired the shares held by Air Liquide Industries Belgium in Air Liquide Eurotonnage (France). In addition, Air Liquide Eurotonnage (France) acquired the shares held by Air Liquide International in Air Liquide Industries Belgium (Belgium) and Air Liquide Large Industry S.A. (Belgium).

(2) In 2006, Air Liquide International acquired the shares held by Air Liquide Industries Belgium in Air Liquide Belgium NV S.A. (Belgium) and Air Liquide Benelux NV S.A.(Belgium).

FINANCIAL STATEMENTS

Statutory accounts of the parent Company

Contents

Balance sheet

For the year ended December 31

	As of December 31, 2005	As of December 31, 2006		
In millions of euros	Net	Gross	Depreciation, amortization and provision	Net
ASSETS				
Intangible assets	**63.7**	**188.7**	**125.9**	**62.8**
Tangible assets				
Land	24.1	37.0	14.1	22.9
Real estate units - Additional value arising from revaluation		2.1	2.1	
Buildings	30.8	88.9	51.9	37.0
Plant. machinery and equipment	78.3	287.6	210.0	77.6
Recyclable sales packaging	0.3	0.5	0.3	0.2
Other tangible assets	17.1	61.0	42.9	18.1
Tangible assets under construction	11.8	12.1		12.1
Prepayments - tangible assets	1.2	1.4		1.4
	163.6	**490.6**	**321.3**	**169.3**
Financial Investments				
Equity investments	6,596.7	7,557.8	62.2	7,495.6
Loans to equity affiliates	1.2	1.2		1.2
Other long-term investment securities	75.5	142.1	12.5	129.6
Loans	3.1	5.0		5.0
Other long-term investments	2.5	3.3		3.3
	6,679.0	**7,709.4**	**74.7**	**7,634.7**
Total non-current assets	**6,906.3**	**8,388.7**	**521.9**	**7,866.8**
Inventories and work-in-progress				
Raw materials and other supplies	8.7	6.8	0.2	6.6
Work-in-progress	9.2	9.6	0.3	9.3
Semi-finished and finished goods	38.1	43.8	2.4	41.4
	56.0	**60.2**	**2.9**	**57.3**
Prepayments and advances paid to suppliers	**32.7**	**18.9**		**18.9**
Trade receivables				
Trade receivables and related accounts	377.2	393.2	24.3	368.9
Amounts receivable from affiliates and other receivables	683.2	640.0	1.5	638.5
	1,060.4	**1,033.2**	**25.8**	**1,007.4**
Bank, postal checks, cash	**8.8**	**26.8**		**26.8**
Prepayments and miscellaneous	**3.7**	**2.7**		**2.7**
Total current assets	**1,161.6**	**1,141.8**	**28.7**	**1,113.1**
Deferred charges	**1.7**	**1.4**		**1.4**
Bond redemption premiums	**2.1**	**1.7**		**1.7**
Unrealized foreign exchange losses		**0.4**		**0.4**
TOTAL ASSETS	**8,071.7**	**9,534.0**	**550.6**	**8,983.4**

In millions of euros	As of December 31, 2005 Before approval of the financial statements	As of December 31, 2006 Before approval of the financial statements	After approval of the financial statements
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital	1,204.9	1,332.6	1,332.6
Additional paid-in capital	147.4	75.3	75.3
Revaluation reserve	25.5	25.5	25.5
Reserves:			
■ Legal reserve	120.1	120.5	133.3
■ Tax-driven reserves	307.8	307.8	307.8
■ General reserve	29.0	1.8	1.8
■ Contingency reserve	69.5	69.5	69.5
■ Depreciation or amortization fund	2.3	2.3	2.3
■ Translation reserve	7.7	7.7	7.7
Retained earnings	694.4	860.8	898.6
Net profit for the year	597.1	547.6	
Sub-total			**2,854.4**
Accelerated depreciation	49.1	47.9	47.9
Other tax-driven provisions	0.2	0.1	0.1
	3,255.0	**3,399.4**	**2,902.4**
Provisions			
Provisions for contingencies	70.6	39.0	39.0
Provisions for losses	25.0	17.6	17.6
	95.6	**56.6**	**56.6**
Liabilities			
Other bonds	1,000.0	1,000.0	1,000.0
Bank borrowings	923.7	907.2	907.2
Other borrowings	45.0	48.7	48.7
Prepayments received from customers	95.5	92.8	92.8
Trade payables and related accounts	248.7	261.0	261.0
Tax and employee-related liabilities	202.5	242.6	242.6
Amounts payable in respect of fixed assets and related accounts	5.0	6.8	6.8
Amounts payable to affiliates and other liabilities	2,170.0	2,945.6	2,945.6
Dividends			497.0
Deferred income and miscellaneous	**30.7**	**22.6**	**22.6**
	4,721.1	**5,527.3**	**6,024.3**
Unrealized foreign exchange gains		**0.1**	**0.1**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,071.7**	**8,983.4**	**8,983.4**

Income statement

For the year ended December 31

In millions of euros	2005	2006
Operating revenue		
Sales of :		
■ Goods	1,053.3	1,118.4
■ Services and related activities	406.8	431.3
Net revenue	**1,460.1**	**1,549.7**
Change in inventories of goods and services	(8.8)	(1.2)
Production of assets capitalized	30.1	26.9
Operating subsidies	0.7	1.5
Reversals of provisions	13.6	12.0
Expense reclassifications	4.0	14.1
Other revenues	162.9	196.0
Sub-total	**202.5**	**249.3**
Total I	**1,662.6**	**1,799.0**
Operating expenses		
Purchases of raw materials and other supplies	173.4	164.1
Change in inventories of raw materials and supplies	0.7	(0.3)
Other purchases	376.8	451.7
External charges	494.8	545.9
Duties and taxes other than corporate income tax	28.9	32.8
Wages, salaries and provisions for paid vacation	238.0	245.1
Social security contributions and similar charges	169.6	178.0
Depreciation, amortization and impairment losses:		
■ On non-current assets: depreciation and amortization	45.3	47.2
■ On current assets: depreciation	8.2	13.2
For contingencies and losses: charges to provisions	1.8	1.1
Other charges	10.9	6.4
Total II	**1,548.4**	**1,685.2**
Net operating profit / (loss) (I-II)	**114.2**	**113.8**

In millions of euros	2005	2006
Financial income		
Financial income from equity affiliates	525.2	588.2
Revenues from other marketable securities and long-term loans	11.3	14.4
Other interest and similar income		0.3
Reversals of impairment and provisions	0.4	0.1
Foreign exchange gains	1.9	1.6
Total III	**538.8**	**604.6**
Financial expenses		
Amortization, impairment and provisions	0.7	1.1
Interest and similar charges	157.3	170.3
Foreign exchange losses	2.4	2.1
Total IV	**160.4**	**173.5**
Net profit / (loss) from financial items (III-IV)	**378.4**	**431.1**
Net profit / (loss) from ordinary activities before tax (I-II+III-IV)	**492.6**	**544.9**
Exceptional income		
Exceptional income from non-capital transactions	9.8	4.3
Exceptional income from capital transactions	297.8	4.8
Reversals of impairment and provisions	3.8	47.7
Total V	**311.4**	**56.8**
Exceptional expenses		
Exceptional charges on non-capital transactions	3.2	15.8
Exceptional charges on capital transactions	111.8	13.5
Exceptional depreciation, amortization, impairment and provisions	56.4	14.4
Total VI	**171.4**	**43.7**
Net exceptional items (V-VI)	**140.0**	**13.1**
Statutory employee profit-sharing	**1.7**	**2.6**
Corporate income tax	**33.8**	**7.8**
Net profit for the year	**597.1**	**547.6**
Of which is non-recurring capital gains	155.8	

Notes

1 Accounting policies

1.1. General principles

The balance sheet and income statement of L'Air Liquide S.A. have been prepared in accordance with the French General Chart of Accounts (Plan Comptable Général) and the French Company Law (Code de commerce), and particularly in compliance with the accounting rules specified by the French Accounting Regulation Committee (Comité de la Réglementation Comptable) CRC 2002-10 of December 12, 2002 and 2004-06 of November 23, 2004 regulations regarding the definition, measurement, recognition, impairment and depreciation and amortization of assets.

1.2. Non-current assets

1.2.1. Intangible assets

Internally generated intangible assets primarily include the development costs of information management systems. They are capitalized only if they generate probable future economic benefits. Internal and external costs corresponding to detailed application design, programming, the performance of tests and the drafting of technical documentation intended for internal or external use are capitalized.

Significant maintenance and improvement costs are added to the initial cost of assets if they specifically meet the capitalization criteria.

Other intangible assets include separately acquired intangible assets such as software, licenses, certain businesses and intellectual property rights and are measured at acquisition cost.

Intangible assets are amortized according to the straight-line method over their estimated useful lives. Information management systems are generally amortized over 5 years.

1.2.2. Tangible assets

Land, buildings and equipment are recognized at historical cost, with the exception of items of property, plant and equipment acquired prior to December 31, 1976 which are stated at their revalued amount on this date, under the provisions of Law 76-1232 of December 29, 1976. Interim interest expense is not included in the cost.

Where appropriate, the costs of dismantling or retiring an asset are added to the initial cost of the asset and a provision is recognized to cover such costs.

Where components of a tangible asset have different useful lives, they are accounted for separately and depreciated over their own useful lives.

Depreciation is computed according to the straight-line method over their estimated useful lives as follows :

- buildings: 20 years,
- cylinders: 10 to 20 years,
- plants: 15 to 20 years,
- pipelines: 15 to 35 years,
- other equipment: 5 to 15 years.

Land is not depreciated.

1.2.3. Impairment of intangible and tangible assets

The Company assesses at each closing date whether there is any indication of impairment loss of intangible and tangible assets. If such indications exist, an impairment test is performed to assess whether the carrying amount of the asset exceeds its present value, which is defined as the higher of its fair value less costs to sell and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value as for an investment decision.

When the present amount of an asset is lower than its net carrying amount, an impairment loss is recognized in the income statement. When the present value exceeds the carrying amount, the previously recognized impairment is reversed to the income statement.

1.2.4. Equity investments

Equity investments are recognized at their initial amount on the entry date, with the exception of those subject to a revaluation as provided by Law 76-1232 of December 29, 1976. Share acquisition costs, that are not representative of market value, are expensed.

When the carrying amount, determined using the criteria normally adopted for the measurement of equity investments (capital value, net asset value), is lower than the gross amount, an impairment loss is recognized for the difference.

1.2.5. Other long-term investment securities

When the Company purchases its own shares, they are recognized at cost as treasury shares in other long-term investment securities. The gains or losses on disposal of treasury shares contribute to net profit for the year.

1.3. Inventories and work-in-progress

Raw materials, supplies and goods are primarily measured at weighted average cost.

Work-in-progress and finished goods are measured at production cost calculated using a standard cost adjusted for annual cost variances. Production costs include direct and indirect production expenses.

A provision is recognized for inventories and work-in-progress when the estimated realizable amount is lower than cost.

Regarding the costs of research carried out under contracts signed with the French State or third parties, those costs assumed by the Company give rise to an impairment loss at the year-end.

1.4. Trade and other current receivables

Trade and other current receivables are measured at historical cost less provisions.

Provisions are recognized when it becomes probable that the amount due will not be collected and the loss can be reasonably estimated. Impairment losses are estimated by taking into account historical losses, age and a detailed risk estimate.

1.5. Foreign currency transactions

Foreign currency transactions are translated at the rate of exchange prevailing on the transaction date, with the exception of forward hedging transactions that are translated at the hedging rate.

At the year-end, the difference arising from the translation of receivables and payables, not subject to a forward hedge and denominated in a foreign currency, are recognized in suspense accounts in assets and liabilities ("Currency translation differences accounts").

Unrealized foreign exchange losses are subject to a contingency provision.

1.6. Provisions

Provisions are recognized when:

- the Company has a present obligation as a result of a past event,
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation,
- a reliable estimate can be made of the amount of the obligation.

A provision for onerous contracts is recognized when the expected benefits from the contract are lower than the cost of meeting the obligations under the contract.

1.7. Financial instruments

Gains or losses relating to financial instruments used in hedging transactions are determined and recognized in line with the recording of income and expenses on the hedged items.

When the financial instruments used do not constitute hedging transactions, the losses resulting from their year-end fair value measurement are provided for in the income statement. Pursuant to the prudence principle, unrealized gains are not recognized in the income statement.

1.8. Post-employment benefits

The Company applies CNC recommendation 2003-R01 relating to the recognition and measurement of retirement benefits and similar obligations as of January 1, 2005.

The Company provides its employees with various pension plans, termination benefits, jubilees (awards based on years of service) and other post-employment benefits for both active employees and retirees. These benefits are covered in two ways:
- by so-called defined contribution plans,
- by so-called defined benefit plans.

Defined contribution plans are plans under which the employer's sole obligation is to pay regular contributions. The employer does not grant any guarantee on the future level of benefits paid to the employee or retiree ("means-based obligation"). The annual pension expense is equal to the contribution paid during the fiscal year which relieves the employer from any further obligation.

Defined benefit plans are those by which the employer guarantees the future level of services defined in the agreement, most often depending on the employee's salary and seniority ("result-based obligation"). Defined benefit plans can be :
- either financed by contributions to a fund specialized in managing the contributions paid,
- or managed internally.

The Company grants both defined benefit and defined contribution plans.

Defined benefit plans, retirement and similar obligations are measured by independent actuaries, according to the projected unit credit method. The actuarial calculations mainly take into account the following assumptions: salary increases, employee turnover, retirement date, expected salary trends, mortality, inflation and appropriate discount rates (4.50% as of December 31, 2006).

Actuarial gains and losses exceeding the greater of 10% of the obligations or 10% of the fair value of plan assets at the beginning of the reporting period are amortized on the expected average working lives of the plan participants.

In accordance with the option offered by CRC recommendation 2003-R01, the Company maintained its previous practices: obligations relating to retirement termination benefits and long-service medals are provided for, whereas retirement obligations relating to defined benefit plans are not provided for and are outlined in the notes.

1.9. Revenue recognition

1.9.1. Revenue from the sale of goods and services

Revenue from the sale of goods is recognized when the risks and rewards of ownership have been transferred to the buyer.

Revenues associated with service delivery is recognized in reference to the stage of completion of the transaction at the balance sheet date when they can be reliably measured.

1.9.2. Engineering and construction contracts

Revenue from construction contracts, its related costs and margin are recognized using the completed contract method.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

1.10. Tax consolidation

L'Air Liquide S.A. has set up a tax consolidation group with the French subsidiaries that it holds by more than 95%, directly or indirectly, as defined by Article 223 A of the French General Tax Code.

Each company calculates its tax provision as if it was taxed separately. L'Air Liquide S.A., as the head for tax consolidation group, recognizes as an expense the tax corresponding to its own profits and recognizes in a current tax account the impact of restatements and eliminations performed when determining taxable profit as a whole in addition to the tax deferrals of companies with losses.

1.11. Research and development expenditures

Development costs shall be recognized as assets if and only if the Company can demonstrate all the following:

- the project is clearly identified and the related costs are individualized and reliably monitored,
- the technical feasibility of completing the intangible asset so that it will be available for use or sale is demonstrated,
- there is a clear intention to complete the intangible asset and use or sell it,
- it is probable that the project will generate future economic benefits for the Company.

It is considered that the conditions required by accounting standards for the capitalization of development costs are not met, since expenditures do not systematically result in the completion of an intangible asset that will be available for use or sale.

As a result, the development costs incurred by the Company in the course of its research and development projects are expensed as incurred.

2 | Notes on information relating to statutory accounts

2.1. Intangible and tangible assets

Changes in gross value break down as follows:

In millions of euros	Gross value as of January 1, 2006	Additions	Disposals	Gross value as of December 31, 2006
Intangible assets				
Concessions, patents, licenses	68.3	3.1		71.4
Other intangible assets	120.6	21.1	(24.4)	117.3
Total	**188.9**	**24.2**	**(24.4)**	**188.7**
Tangible assets				
Land	36.9	0.3	(0.2)	37.0
Real estate units				
Additional value arising from revaluation	2.1			2.1
Buildings	79.9	10.6	(1.6)	88.9
Plant, machinery and equipment	279.3	13.1	(4.8)	287.6
Recyclable sales packaging	0.5			0.5
Other tangible assets	56.6	7.3	(2.9)	61.0
Tangible assets under construction	11.8	17.3	(17.0)	12.1
Payments on account - tangible assets	1.2	0.3	(0.1)	1.4
Total	**468.3**	**48.9**	**(26.6)**	**490.6**

Note :
The decrease of intangible assets was primarily due to the retirement of computer software for (18.0) million euros, further to the implementation of new upgrades.

Changes in depreciation and impairment losses break down as follows:

In millions of euros	Depreciation and impairment losses as of January 1, 2006	Depreciation	Decreases, disposals, scrappings	Reversal of Impairment losses	Depreciation and impairment losses as of December 31, 2006
Intangible assets	125.2	24.0	(13.8)	(9.5)	125.9
Tangible assets	304.7	23.2	(6.6)		321.3
Total	**429.9**	**47.2**	**(20.4)**	**(9.5)**	**447.2**

Notes:
Depreciation totaled 47.2 million euros in 2006.
With respect to disposals, retirements and transfers, depreciation for (20.4) million euros was reversed.
A reversal of impairment losses of (9.5) million euros was recognized for IT projects.

2.2. Financial investments

Changes in gross value break down as follows:

In millions of euros	Gross value as of January 1, 2006	Increases	Decreases	Gross value as of December 31, 2006
Equity investments				
Companies operating in France	4,753.4	913.5	(1.1)	5,665.8
Companies operating outside of France	1,892.0			1,892.0
Total	6,645.4	913.5	(1.1)	7,557.8
Loans to equity affiliates	1.2			1.2
Other long-term investment securities	88.0	131.2	(77.1)	142.1
Loans	3.1	3.2	(1.3)	5.0
Other	2.5	1.0	(0.2)	3.3
Total	**6,740.2**	**1,048.9**	**(79.7)**	**7,709.4**

Notes :

(1) The increase in the Company's equity investments operating in France was due to:
- the capital increases of the subsidiaries Air Liquide International for 900.0 million euros and Air Liquide Innovation for 10.6 million euros,
- the purchase of securities from the subsidiary Cryopal for 2.9 million euros.

(2) The decrease in equity investments in companies operating in France was due to the disposal of securities of the company Usifroid for (1.1) million euros.

(3) The change in other long-term investment securities mainly corresponds to:
- the acquisition of Company treasury shares pursuant to the fourth resolution of the Combined Shareholders' Meeting of May 10, 2006 for 131.1 million euros,
- the cancellation of these shares pursuant to the fourth resolution of the Combined Shareholders' Meeting of May 11, 2005 in the amount of (77.1) million euros.

In accordance with the provisions of Article L.233-6 of the French Company Law, it should be noted that the Company performed the following transactions in 2006:
- disposal of 99.47% owned Usifroid,
- increase of investment in Cryopal from 1.24% to 99.99%.

2.3. Shareholders' equity

As of December 31, 2006, share capital was comprised of 121,149,189 shares each with a par value of 11 euros.

The portion of share capital arising from the special revaluation reserve totals 71.4 million euros.

In millions of euros	As of December 31, 2005 (before appropriation of earnings)	Appropriation of 2005 net profit (following decision S.H.M. of May 10, 2006)	Other changes	As of December 31, 2006 (before appropriation of earnings)
Share capital (1)	1,204.9		127.7	1,332.6
Additional paid-in capital (1)	147.4		(72.1)	75.3
Special revaluation reserve	25.5			25.5
Reserves:				
■ Legal reserve	120.1	0.4		120.5
■ Tax-driven reserves	307.8			307.8
■ General reserve (1)	29.0		(27.2)	1.8
■ Contingency reserve	69.5			69.5
■ Depreciation and amortization fund	2.3			2.3
■ Translation reserve	7.7			7.7
Retained earnings (2)	694.4	164.6	1.8	860.8
Net profit for the year	597.1	(597.1)	547.6	547.6
Accelerated depreciation	49.1		(1.2)	47.9
Other tax-driven provisions	0.2		(0.1)	0.1
Total	**3,255.0**	**(432.1)** (3)	**576.5**	**3,399.4**

(1) The change in the "Share capital", "Additional paid-in capital" and "General reserve" headings results from the following transactions:
■ Capital increases in the amount of 133.8 million euros that break down as follows:
– Capital increase of 10.8 million euros, resulting from the exercise of 980,608 subscription options,
The "Additional paid-in capital" heading was increased by the amount of issue premiums relating to these capital increases i.e. 94.9 million euros.
– Capital increase of 123.0 million euros, approved by the Board of Directors on May 10, 2006 resulting from the granting for no consideration of one new share for ten existing shares (issuing 11,180,106 new shares) by reducing the "additional paid-in-capital" heading in the amount of (96.0) million euros and "general reserve" in the amount of (27.0) million euros.
■ Capital decrease by (6.1) million euros, approved by the Management Board on February 24, 2006, by canceling 550,000 treasury shares.
The "Additional paid-in capital" heading was reduced by the amount of issue premiums relating to these shares, i.e. (71.0) million euros.

(2) The change in "Retained earnings" is primarily comprised of the difference between the estimated bonus dividend and the bonus dividend actually paid and the cancellation of the dividend pertaining to treasury shares.

(3) Amounts distributed.

2.4. Impairment and provisions

2.4.1. Impairment

Impairment is recognized when the asset's carrying amount is lower than its entry value.

Impairment breaks down as follows:

In millions of euros	2005	2006
Intangible assets	9.5	
Equity investments	48.7	62.2
Other long-term investment securities	12.5	12.5
Inventories and work-in-progress	5.0	2.9
Trade receivables and related accounts	16.1	24.3
Amounts receivable from affiliates and other receivables	1.8	1.5
Total	**93.6**	**103.4**

The net change in impairment is represented by charges for 27.6 million euros, utilizations for (12.8) million euros and cancellations for (5.0) million euros.

2.4.2. Tax-driven provisions

Tax-driven provisions break down as follows:

In millions of euros	2005	2006
Accelerated tax depreciation	49.1	47.9
Other special provisions in the form of a tax exemption	0.2	0.1
Total	**49.3**	**48.0**

The net change in accelerated depreciation is represented by net reversals and cancellations for (1.2) million euros, performed under normal depreciation and amortization policies.

The net change in other special provisions is represented by cancellations for (0.1) million euros.

The movements recorded in tax-driven provisions increased net profit for the year by 0.9 million euros. (2005: increase in net profit by 1.8 million euros).

Tax options were used to a maximum extent.

2.4.3. Provisions

Provisions include:

a) provisions for industrial tax and sales contingencies and litigation,

b) contingency provisions intended to cover:
- vesting rights with regard to retirement termination benefits,
- probable losses due to segmental risks or on the launch of new businesses.

c) provisions for restructuring expenses and jubilee awards.

Provisions break down as follows:

In millions of euros	2005	2006
Provisions for contingencies		
Provisions for contingencies and litigations	32.6	4.4
Other contingency provisions	38.0	34.6
Total	**70.6**	**39.0**
Provisions for losses	**25.0**	**17.6**
Total	**95.6**	**56.6**

The net change in provisions for contingencies and losses is represented by charges for 1.6 million euros, utilizations for (22.2) million euros and cancellations for (18.4) million euros.

The utilizations primarly concern the definitive loss in connection with a contract implementing advanced technologies for (21.8) million euros.

The cancellations primarily represent provisions intended to hedge :
- the reorganization of the industrial customers activity for (7.0) million euros,
- the risk concerning the implementation of advanced technologies for (6.3) million euros.

The provision for vested rights with regard to retirement termination benefits totaled 25.3 million euros (2005: 25.8 million euros).

2.5. Debt maturity analysis, prepayments and deferred income

Assets

In millions of euros	2005 Gross	2006 Gross	2006 1 year or less	2006 More than 1 year
Loans to equity affiliates	1.2	1.2		1.2
Loans	3.1	5.0	1.5	3.5
Other long-term investments	2.5	3.3	2.1	1.2
Total	**6.8**	**9.5**	**3.6**	**5.9**
Trade receivables and related accounts (1)	393.3	393.2	393.2	
Amounts receivable from affiliates and other receivables	685.0	640.0	612.3	27.7
Prepayments and miscellaneous	3.7	2.7	2.7	
Total	**1,082.0**	**1,035.9**	**1,008.2**	**27.7**
Grand total	**1,088.8**	**1,045.4**	**1,011.8**	**33.6**
(1) Including notes receivable	7.1	6.9	6.9	

Liabilities

In millions of euros	2005 Gross	2006 Gross	1 year or less	1 to 5 years	More than 5 years
Other bonds	1,000.0	1,000.0		500.0	500.0
Bank borrowings (1)	923.7	907.2	2.2	832.5	72.5
Other borrowings	45.0	48.7	28.6	20.1	
Payments received from customers	95.5	92.8	61.1	18.4	13.3
Trade payables and related accounts (2)	248.7	261.0	261.0		
Tax and employee-related liabilities	202.5	242.6	242.2	0.4	
Amounts payable in respect of fixed assets and related accounts (3)	5.0	6.8	6.8		
Amounts receivable from affiliates and other receivables	2,170.0	2,945.6	2,945.6		
Unrealized foreign exchange gains	30.7	22.6	22.6		
Grand total	**4,721.1**	**5,527.3**	**3,570.1**	**1,371.4**	**585.8**
(1) Including current bank loans and credit balance bank accounts	18.1	2.2	2.2		

(2) Including notes payable
(3) Including notes payable on non-current assets

2.6. Accrued income and accrued expenses

In millions of euros	2005	2006
Accrued income		
Accrued income included in the following balance sheet items:		
Trade receivables and related accounts	2.7	2.1
Amounts receivable from affiliates and other receivables	13.4	32.3
Total	**16.1**	**34.4**
Accrued expenses		
Accrued expenses included in the following balance sheet items:		
Other bonds		
Bank borrowings		
Other borrowings	1.0	1.3
Trade payables and related accounts	49.0	65.5
Tax and employee-related liabilities	43.9	46.7
Amounts payable on fixed assets and related accounts	0.4	1.1
Amounts payable to affiliates and other liabilities	48.9	33.1
Total	**143.2**	**147.7**

2.7. Prepayments, deferred income and deferred charges

Prepayments and deferred income include income and expense items recorded during the period but relating to a subsequent period.

Deferred charges are represented only by loan issue premiums.

2.8. Items concerning related undertakings

In millions of euros	2005 Gross	2005 Of which related undertakings	2006 Gross	2006 Of which related undertakings
Balance sheet				
Trade receivables and related accounts	393.3	57.4	393.2	73.9
Amounts receivable from affiliates and other receivables	685.0	569.4	640.0	542.3
Other borrowings	45.0		48.7	
Trade payables and related accounts (including amounts payable on fixed assets)	253.7	160.6	267.8	164.5
Amounts payable to affiliates and other liabilities	2,170.0	2,109.4	2,945.6	2,903.2
Income statement				
Financial expenses	160.4	114.4	173.5	94.5
Financial income	538.9	531.1	604.6	601.3

2.9. Off-balance sheet commitments

Off-balance sheet commitments break down as follows:

In millions of euros	2005	2006
Commitments received		
Endorsements, securities and guarantees received	0.8	0.9
Total	**0.8**	**0.9**
Commitments given		
Endorsements, securities and guarantees given	27.7	39.4
Finance lease instalments payable	1.1	
To Air Liquide Finance and Air Liquide US LLC on transactions performed	1,140.0	1,120.0
Total	**1,168.8**	**1,159.4**

To separate the industrial activities from the financing activity, L'Air Liquide S.A. set up Air Liquide Finance, a fully-owned French subsidiary. In addition, Air Liquide Finance set up the fully-owned Air Liquide US LLC, in order to borrow from the US market.

In 2001, L'Air Liquide S.A. transferred to Air Liquide Finance the cash and interest rate risk financing and management activity for the Group.

Insofar as the sole activity of Air Liquide Finance and Air Liquide US LLC is the Group's financing, L'Air Liquide S.A. is required to guarantee the issues performed by these companies.

2.10. Financial instruments

Unsettled derivatives as of December 31, 2006 break down as follows:

In millions of euros	2005 Carrying value	2005 Fair value difference	2006 Carrying value	2006 Fair value difference
Foreign exchange risk				
Currency forwards	57.1	(3.1)	39.0	1.5
Total	**57.1**	**(3.1)**	**39.0**	**1.5**
Interest rate risk				
Interest rate swaps	72.5	(2.9)	72.5	0.4
Total	**72.5**	**(2.9)**	**72.5**	**0.4**

The fair value difference represents the difference between the derivative's valuation and the value of the contract determined at the closing year-end exchange rate.

Insofar as these instruments are all allocated to hedging transactions, the fair value differences have no impact on the financial statements for the 2006 and 2005 year-ends.

2.11. Net sales

In millions of euros	2005	2006
Breakdown by business sector		
Gas and Services	1,260.5	1,346.6
Engineering and Construction	199.6	203.1
Total	**1,460.1**	**1,549.7**
Breakdown by geographical area		
France	1,395.0	1,464.6
Abroad	65.1	85.1
Total	**1,460.1**	**1,549.7**

Total net sales as of December 31, 2006 increased by 6.1%. Gas and Services net sales increased by 6.8%.
Engineering and Construction net sales, recorded using the completed contract method, increased by 1.8%, but varied from quarter to quarter or period to period depending on the invoicing dates.

2.12. Expense reclassifications

In 2006, expense reclassifications primarily include the reclassification to exceptional items of :

- the expenditure incurred following claims with regard to collected insurance compensation for 0.7 million euros (2.8 million euros in 2005),
- expenses from the reorganization of the industrial customers activity for 13 million euros.

2.13. Exceptional income and expenses

Exceptional income and expenses in 2006 primarily include:

- the capital gain on the disposal of the Société d'Utilisation Scientifique and Industrielle du Froid securities for 1.4 million euros,
- net provisions for the reversal of equity investment write-downs for (13.6) million euros,
- a 25.3 million euro reversal of contingency provisions with respect to the implementation of advanced technologies completed in 2006 for which the contract was invoiced. The corresponding Engineering and Construction loss was recorded in operating expenses,
- a reversal of a tax contingency provision for 2.8 million euros,
- net costs of a provision reversal for the restructuring of the Industrial Customers activity for (6.1) million euros,
- exceptional income relating to the invoicing of lost packaging for 3.0 million euros.

In 2005, they primarily included:

- the capital gain recorded with respect to the disposal of Séchilienne-Sidec securities in the amount of 161.3 million euros,
- the capital gain arising from the exchange of L'Air Liquide S.A. treasury shares for shares of Société d'Oxygène and d'Acétylène d'Extrême-Orient (SOAEO) as part of the simplified public exchange offer in the the amount of 24.4 million euros,
- a provision for the reorganization of the industrial customers activity and an exceptional impairment for IT projects (30.7 million euros), an additional provision for retirement termination benefits (7.2 million euros) and provisions for technological risks (5.3 million euros).

2.14. Retirement and similar plans

The Company and a number of subsidiaries in France under the same Group agreement grant:

2.14.1. Group retirement benefit guarantee agreement

Additional benefits to retirees (5,155 retirees as of December 31, 2006) and to employees over 45, or with more than 20 years of service as of January 1, 1996 (749 employees as of December 31, 2006). These benefits provide a supplemental retirement income based on final pay, which is paid in addition to the other normal retirement benefits. This plan was terminated on February 1, 1996. The annual amount paid with respect to this plan cannot exceed 12% of payroll or 12% of pre-tax profit for the companies involved. As a result of the plan's termination, this 12% value will be reduced starting in 2010, based on the annual decrease in the number of retirees. The contributions amounted to 35.4 million euros in 2006 (34.0 million euros in 2005) after reinvoicing subsidiaries. Without the limits described above, the actuarial value of the annual contributions paid to retirees and those eligible as of December 31, 2006, would be equal to approximately 669.5 million euros (525.8 million euros for retirees and 143.7 million euros for active employees).
Up to 8.9 million euros will be reallocated to the subsidiaries of L'Air Liquide S.A. included within the scope of the Group agreement.

2.14.2. Externally funded plan

An externally funded defined contribution plan for other employees not in the plan mentioned above (4,648 employees as of December 31, 2006) with at least one year of service. Contributions to this plan are jointly paid by the employer and employee. For fiscal year 2006, employer contributions amounted to 5.5 million euros, (5.2 million euros in 2005).

2.14.3. Retirement termination benefits and long-service medals

The corresponding obligations are provided for in the amount of 25.3 million euros (net of tax) and 2.5 million euros, respectively.

2.14.4. Calculation of actuarial assumptions and methods

The calculations with respect to the Group's retirement benefit guarantee agreement, retirement termination benefits and long-service medals are performed by independent actuaries using the projected unit credit method.

Actuarial gains and losses exceeding the greater of 10% of the obligations or 10% of the plan assets are amortized on the expected average working lives of the plan participants.

The actuarial assumptions (turnover, mortality, retirement age, salary increase) vary according to demographic and economic conditions.

The discount rates used to determine the present value of obligations are based on Government bonds or High-quality Corporate bonds, with the same duration as the obligations at the valuation date.

2.14.5. Evolution of retirement obligations and similar benefits

Company obligations with respect to pension plans and similar benefits break down as follows:

In millions of euros	Defined benefit plan	Retirement indemnities	Long service awards	Total
Obligations as of December 31, 2005	**699.9**	**39.7**	**2.5**	**742.1**
Service cost	5.2	2.1	0.1	7.4
Interest cost	28.9	1.6	0.1	30.6
Employee contributions				
Plan amendments				
Curtailment / Settlement				
Acquisition / (Divestiture) / Merger				
Benefit payments	(39.2)	(3.3)	(0.1)	(42.6)
Actuarial (gains) / losses	(25.3)		(0.1)	(25.4)
Exchange rate movements				
Obligations as of December 31, 2006	**669.5**	**40.1**	**2.5**	**712.1**

2.15. Statutory employee profit-sharing

The statutory employee profit-sharing was calculated under the terms and conditions of the agreement concluded on June 26, 1998, in addition to the amendments of September 7, 1998 and June 13, 2000 and registered with the French Labor Ministry on June 29, 1998, September 18, 1998 and June 23, 2000 respectively.

2.16. Corporate income tax

Corporate income tax totaled 7.8 million euros, compared to 33.8 million in 2005.

It breaks down as follows, after appropriation of add-backs, deductions and tax credits relating to profits:

In millions of euros	2005	2006
Net profit from ordinary activities before tax	7.8	7.0
Net profit from exceptional items excluding transfers	24.0	0.1
Transfers		
Additional contributions	2.0	0.7
Total	**33.8**	**7.8**

In accordance with the provisions of Article 223 quater (iv) of the General Tax Code, it should be noted that depreciation and amortization and lease payments considered as non-deductible under Article 39.4 of the same code amounted to 0.4 million euros (2005: 0.4 million euros).

The Company adopted the tax consolidation regime to determine corporate income tax

2.17. Deferred taxes

Deferred taxes arise from the timing differences between the tax regime and the accounting treatment of income and expenses. According to the nature of the differences, these deferred taxes, which, pursuant to the provisions of the chart of accounts are not recorded, will increase or decrease the future tax expense.

Deferred taxes as of December 31, 2006 are estimated as follows:

In millions of euros	2005	2006
Deferred tax assets (decrease in future tax expense)	14.5	13.5
Deferred tax liabilities (increase in future tax expense)		

Deferred taxes were calculated by taking into account the 3.3% social security contribution on earnings (i.e. a general rate of 34.43%).

2.18. Remuneration allocated to members of the Supervisory Board (*) / Board of Directors (**) and Management members

The remuneration allocated by the Company to members of the Supervisory Board / Board of Directors and Management members respectively amount to:

In millions of euros	2006
Remuneration of Supervisory (*) / Directors (**) Bodies members	0.5
Remuneration of Executive Management members (***)	4.4
Total	**4.9**

Notes :
(*) Prior to May 10, 2006
(**) After this date
(***) Members of Management Board prior to May 10, 2006, Chairman and CEO or Senior Executive Vice President after this date

In addition, the Company paid out 126,251 euros with respect to supplemental retirement and death, disability and related benefit plans for Benoît Potier.

2.19. Average number of employees

The monthly average number of the employees in 2006 was:

	2005	2006
Engineers and executives	1,815	1,853
Supervisory staff	2,318	2,287
Employees	170	152
Laborers	754	699
Total	**5,057**	**4,991**

2.20. Subsidiaries and Affiliates information

In thousands of euros	Share capital as of December 31, 2006	Other equity as of December 31, 2006	% share holding
A. Detailed information on affiliates whose carrying amounts exceeds 1% of the capital of the Company required to publish its financial statements			
I - SUBSIDIARIES (more than 50% of capital held by the Company)			
a) Companies operating in France			
Air Liquide Santé (International) – 10, rue Cognacq-Jay – 75007 Paris	33,347	77,661	99.99
Société Immobilière de L'Air Liquide – 75, quai d'Orsay – 75007 Paris	50	(4,594) (1)	99.99
Air Liquide International (3) – 75, quai d'Orsay – 75007 Paris	2,391,129	2,255,843 (1)	99.99
Air Liquide Stockage – 6, rue Cognacq-Jay – 75007 Paris	224,793	21,481	100.00
Société des Gaz Industriels de France – 6, rue Cognacq-Jay – 75007 Paris	115,138	151,358	65.13
Chemoxal – 75, quai d'Orsay – 75007 Paris	30,036	3,306	99.99
Société Industrielle des Gaz de l'Air – 75, quai d'Orsay – 75007 Paris	34,513	(6,082)	99.58
Altal – 75, quai d'Orsay – 75007 Paris	15,292	606	99.99
Air Liquide Finance – 6, rue Cognacq-Jay – 75007 Paris	33,600	22,577	99.99
Air Liquide Engineering – 6, rue Cognacq-Jay – 75007 Paris	12,000	12,538	99.99
Air Liquide Services (3) – 6, rue Cognacq-Jay – 75007 Paris	22,565	(4,445)	99.99
b) Companies operating outside of France			
Air Liquide Industriegase GmbH & Co. KG Hans-Günther-Sohl-Strasse 5 – 40 235 Düsseldorf – Allemagne	10	1,994,983	100.00
II - AFFILIATES (10 to 50% of capital held by the company)			
a) Companies operating in France			
Société d'Oxygène et d'Acétylène d'Extrême-Orient (2)(3) – 75, quai d'Orsay – 75007 Paris	23,460	95,070	13.22
Air Liquide Santé France – 10, rue Cognacq-Jay – 75007 Paris	10,403	43,866	10.12
b) Companies operating outside of France - None			
B. General information on other subsidiaries and affiliates			
I - SUBSIDIARIES NOT INCLUDED IN I			
a) French subsidiaries (together)			
b) foreign subsidiaries (together)			
II - AFFILIATES NOT INCLUDED IN II			
a) French companies (together)			
b) foreign companies (together)			

(1) Air Liquide International and Société Immobilière de L'Air Liquide pay a portion of their dividend in the form of an interim dividend.
(2) All the activities predominantly performed through subsidiaries.
(3) Holding.

Carrying amount of shares held after the revaluations of 1976, 1978 and 1979 Gross	Net	of which is revaluation difference	Loans and advances granted by the Company and not repaid	Guarantees and endorsements given by the Company	2006 net sales	Net profit (or loss) for 2006	Dividends collected by the Company during 2006
110,808	110,808	6,301			19,238	44,297	34,826
16,108	16,108	16,070			7,896	5,080	5,037 (1)
4,752,895	4,752,895	21,186				370,060	517,947 (1)
225,189	225,189				45,800	1,138	
115,148	115,148				358,085	1,478	
30,326	30,326				700	13,256	10,813
35,575	35,575				92	(1,086)	
16,150	15,594				115,638	(381)	
34,501	34,501			1,120,000		2,821	
16,028	16,028				250,330	2,486	
38,772	18,120					892	
1,880,010	1,880,010				62,684	97,832	
147,455	147,455					40,994	4,099
20,388	20,388				206,466	22,032	1,279
106,190	65,902	2,348	1,544	440			9,092
331	331						
152	152						30
10,505	9,769						4,518

FINANCIAL STATEMENTS

Marketable securities held in portfolio as of December 31, 2006

Number of shares or units	% shareholding	Companies	Net carrying amounts after 1976-1978 and 1979 revaluations In thousands of euros
A. Shares with a net carrying value exceeding 15,245 euros per share category or shareholding			
I – Equity investments			
		1. French companies	
		a/ Listed equity investments	
		None	
		b/ Unlisted equity investments	
159,408,580	99.99	Air Liquide International	4,752,895
22,479,281	100.00	Air Liquide Stockage	225,189
1,017,060	13.22	Société d'Oxygène et d'Acétylène d'Extrême-Orient	147,455
491,714	65.13	Société des Gaz Industriels de France	115,148
2,084,151	99.99	Air Liquide Santé (International)	110,808
2,291,089	99.58	Société Industrielle des Gaz de l'Air	35,575
2,799,994	99.99	Air Liquide Finance	34,501
1,969,564	99.99	Chemoxal	30,326
70,184	10.12	Air Liquide Santé France	20,388
1,880,436	99.99	Air Liquide Services	18,120
749,994	99.99	Air Liquide Engineering	16,028
955,723	99.99	Altal	15,594
58,951	89.18	Carbonique Française – Azote et Produits Chimiques – CAPEC	11,305
488,346	76.49	Air Liquide Electronics Materials	7,445
1,434,810	99.99	Air Liquide Participations	7,269
437,782	99.99	Air Liquide Electronics Systems	6,674
299,994	99.99	Sudac Air Service	4,848
244,316	98.36	Aqualung International	4,147
194,994	99.99	Cryolor	4,003
239,194	99.99	Azérus	3,647
2,495	99.80	Carbo 2	3,404
201,533	99.99	Cryopal	3,024
179,994	99.99	Sicogef	2,744
173,843	99.99	Air Liquide Innovation	2,549
39,996	99.99	Sorgal	1,976
59,104	99.99	Baikowski Soudage	1,296
40,494	99.99	Air Liquide Europe Centrale et Orientale	618
319,796	99.94	Société Anonyme Française Péroune	159
9,985	49.92	Fabriques d'Oxygène du Sud-Ouest Réunies	152
5,000	100.00	Air Liquide Production	50
4,994	99.88	Air Liquide Expansion	50
4,994	99.88	Air Liquide Exploitation	50
4,994	99.88	Air Liquide Management	50
4,994	99.88	Air Liquide Marketing	50
3,194	99.81	Air Liquide Cryogénic Services	48
2,494	0.82	Bioxal	38
3,694	99.84	Air Liquide Hydrogène	37
			5,587,660
		2. Foreign companies	
		a/ Listed equity investments	
		None	
		b/ Unlisted equity investments	**1,891,365**

Number of shares or units	% shareholding	Companies	Net carrying amounts after 1976-1978 and 1979 revaluations In thousands of euros
II — Other long-term investment securities			
		1. French companies	
		a/ Listed securities	
789,000	0.65	Treasury shares	129,002
			129,002
		b/ Unlisted securities	
742,322	1.86	Arianespace Participation	456
			456
		2. Foreign companies	
		None	
III — Marketable securities	None		
B. Securities with a net carrying amount of less than 15,245 euros			
		a/ Equity investments	20
		b/ Other long-term investment securities	15
			35
C. Investments in real estate companies			
		(Unlisted securities)	**16,648**
		Grand total (A + B + C)	**7,625,166**

Statutory auditors' report
on the annual financial statements

(Free translation of a French language original)
This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual financial statements. The report also includes information relating to the specific verification of information in the Management Report.
This report, together with the statutory auditors' report addressing financial and accounting information in the Chairman's report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

In compliance with the assignment entrusted to us by your Shareholders' Meeting, we hereby report to you, for the year ended December 31, 2006, on:
- the audit of the accompanying annual financial statements of L'Air Liquide S.A.,
- the justification of our assessments,
- the specific verifications and information required by law.

These annual financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. - Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006 and the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.

II. - Justification of assessments

In accordance with the requirements of article L. 823-9 of French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:
Investments are valued in accordance with the valuation methods described in the note 1.2.4. to the financial statements relating to accounting principles. We assessed the approach and the estimates used by the Company were reasonable, and checked the depreciation computation, if any. We have no matters to report regarding these assessments.
The assessments were thus made in the context of the performance of our audit of the financial statements of the Company taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

III. - Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding:
- the fair presentation and the conformity with the financial statements of the information given in the Management Report and in the documents addressed to the shareholders with respect to the financial position and the financial statements;
- the fair presentation of the information given in the Management Report in respect of remunerations and benefits granted to the relevant directors and any other commitments made in their favor in connection with, or subsequent to, their appointment, termination or change in current function.

In accordance with French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the shareholders (and holders of the voting rights) has been properly disclosed in the Management Report.

Courbevoie and Paris-La Défense, March 19, 2007

The statutory auditors

MAZARS & GUERARD
Frédéric Allilaire

ERNST & YOUNG Audit
Olivier Breillot

Five year summary

(Articles 133, 135 and 148 of Decree 67-236 of March 23, 1967)

	2002	2003	2004	2005	2006
I - Share capital at the end of the year					
a) Share capital (in euros) (1) (2) (3)	1,109,002,851	1,099,042,087	1,200,989,053	1,204,923,225	1,332,641,079
b) Number of outstanding ordinary shares	100,818,441	99,912,917	109,180,823	109,538,475	121,149,189
c) Number of shares with bonus dividend entitlement (4)	24,489,228	24,266,063	25,876,746	27,264,001	31,126,097
d) Number of outstanding preferred dividend shares (without voting rights)					
e) Maximum number of shares to be created					
■ by conversion of bonds					
■ by exercise of subscription rights					
II – Operations and results of the year (In millions of euros)					
a) Net sales	1,207.1	1,317.6	1,347.6	1,460.1	1,549.7
b) Net profit before tax, employee profit-sharing, depreciation, amortization and provisions (5)	404.1	436.6	553.8	563.9	634.9
c) Corporate income tax	16.6	84.4	10.0	33.8	7.8
d) Employee profit-sharing for the year	2.0	3.2	2.0	1.7	2.6
e) Net profit after tax, employee profit-sharing, and depreciation, amortization and provisions (5)	324.5	328.4	383.9	441.3	547.6
f) Non-recurring capital gains or losses (6)		83.9		155.8	
g) Net profit	324.5	412.3	383.9	597.1	547.6
h) Distributed profit (7)	414.4	336.2	391.2	432.1	497.0
III - Per share data (in euros)					
a) Net profit after tax, employee profit-sharing, but before depreciation, amortization and provisions (5)					
■ over the number of ordinary shares outstanding	3.82	4.16	4.96	5.06	5.16
■ over the adjusted number of shares (8)	3.19	3.47	4.55	4.66	5.20
b) Net profit after tax, employee profit-sharing, and depreciation, amortization and provisions (5)					
■ over the number of ordinary shares outstanding	3.22	3.29	3.52	4.03	4.52
■ over the adjusted number of shares (8)	2.69	2.74	3.23	3.72	4.56
c) Dividend allocated to each share					
■ over the number of ordinary shares outstanding	3.20	3.20	3.50	3.85	4.00
■ over the adjusted number of shares (9)	2.63	2.63	3.17	3.49	4.00
d) Bonus dividend					
■ over the number of beneficiary shares	0.32	0.32	0.35	0.38	0.40
■ over the number of adjusted shares (9)	0.26	0.26	0.32	0.35	0.40
IV - Employees working in France					
a) Average number of salaried employees during the year (10)	4,523	4,980	5,028	5,057	4,991
b) Total payroll for the year (in millions of euros) (10)	183.4	208.3	218.8	228.2	235.3
c) Amounts paid with respect to employee benefits during the year (social security, staff benefits, etc) and provisions for paid vacations (In millions of euros) (10)	138.5	154.9	170.3	179.4	187.8

(1) Using the authorization granted by the 5th resolution of the Combined Shareholders' Meeting of May 3, 2001, the 8th resolution of the Combined Shareholders' Meeting of April 30, 2002, the 9th resolution of the Combined Shareholders' Meeting of May 15, 2003, the 13th resolution of the Combined Shareholders' Meeting of May 12, 2004, and the 10th resolution of the Combined Shareholders' Meeting of May 11, 2005, the Management Board made the following decisions:

- in its meeting of February 25, 2002, capital decrease by cancellation of 1,500,000 treasury shares.
- in its meeting of February 25, 2003, capital decrease by cancellation of 1,000,000 treasury shares.
- in its meeting of February 25, 2004, capital decrease by cancellation of 1,000,000 treasury shares.
- in its meeting of February 24, 2005, capital decrease by cancellation of 350,000 treasury shares.
- in its meeting of February 24, 2006, capital decrease by cancellation of 550,000 treasury shares.

(2) Using the authorization granted by the 7th resolution of the Combined Shareholders' Meeting of May 12, 1999 and the 14th resolution of the Combined Shareholders' Meeting of May 12, 2004, the Management Board made the following decisions:

- in its meeting of April 30, 2002, the granting for no consideration of one new share for eight existing shares (ranking for dividends as of 01.01.2002), and the granting for no consideration of a 10% bonus for shares held in registered form from December 31, 1999 to June 14, 2002 (ranking for dividends as of 01.01.2002).
- in its meeting of May 12, 2004, the granting for no consideration of one new share for ten existing shares (ranking for dividends as of 01.01.2004), and the granting for no consideration of a 10% bonus for shares held in registered form from December 31, 2001 to June 11, 2004 (ranking for dividends as of 01.01.2004). Using the authorization granted by the 10th resolution of the Combined Shareholders' Meeting of May 10, 2006, the Board of Directors made the following decisions:
- in its meeting of May 10, 2006, the granting for no consideration of one new share for ten existing shares (ranking for dividends as of 01.01.2006), and the granting for no consideration of a 10% bonus for shares held in registered form from December 31, 2003 to June 12, 2006 (ranking for dividends as of 01.01.2006).

(3) Using the authorizations granted by the resolutions of the Extraordinary Shareholders' Meeting of May 22, 1996, the Combined Shareholders' Meeting of May 12, 1999, the Combined Shareholders' Meeting of May 4, 2000, and the Combined Shareholders' Meeting of April 30, 2002, the Management Board noted:

- in its meeting of December 12, 2005, the employee-reserved issuance of 435,927 new shares, subscribed in cash at the price of 113 euros, (with contribution of 30 euros per share up to a limit of 300 euros), with an issue premium of 102 euros (rank for dividends as of 01.01.2005).
- in its meeting of January 19, 2006, the issuance of 59,152 shares arising from:
  - the exercise of 308 options, in accordance with the deliberations of the Management Board on October 10, 2002. These shares were subscribed at the price of 116.36 euros, i.e. with a premium of 105.36 euros. (ranking for dividends as of 01.01.2006).
  - the exercise of 15,963 options, in accordance with the deliberations of the Board of Directors on May 22, 1996. These shares were subscribed at the price of 82.29 euros, i.e. with a premium of 71.29 euros. (ranking for dividends as of 01.01.2006).
  - the exercise of 6,913 options, in accordance with the deliberations of the Board of Directors on May 12, 1999. These shares were subscribed at the price of 108.69 euros, i.e. with a premium of 97.69 euros. (ranking for dividends as of 01.01.2006).
  - the exercise of 35,968 options, in accordance with the deliberations of the Board of Directors on September 7, 2000. These shares were subscribed at the price of 114.75 euros, i.e. with a premium of 103.75 euros. (ranking for dividends as of 01.01.2006).
- in its meeting of May 9, 2006, the issuance of 156,326 shares arising from:
  - the exercise of 2,915 options, in accordance with the deliberations of the Management Board on October 10, 2002. These shares were subscribed at the price of 116.36 euros, i.e. with a premium of 105.36 euros. (ranking for dividends as of 01.01.2006).
  - the exercise of 64,659 options, in accordance with the deliberations of the Board of Directors on May 22, 1996. These shares were subscribed at the price of 82.29 euros, i.e. with a premium of 71.29 euros. (ranking for dividends as of 01.01.2006).
  - the exercise of 6,983 options, in accordance with the deliberations of the Board of Directors on May 12, 1999. These shares were subscribed at the price of 108.69 euros, i.e. with a premium of 97.69 euros. (ranking for dividends as of 01.01.2006).
  - the exercise of 81,769 options, in accordance with the deliberations of the Board of Directors on September 7, 2000. These shares were subscribed at the price of 114.75 euros, i.e. with a premium of 103.75 euros. (ranking for dividends as of 01.01.2006). Using the authorizations granted by the resolutions of the Extraordinary Shareholders' Meeting of May 22, 1996, the Combined Shareholders' Meeting of May 12, 1999, the Combined Shareholders' Meeting of May 4, 2000, the Combined Shareholders' Meeting of April 30, 2002, and the Combined Shareholders' Meeting of May 12, 2004, the Board of Directors noted:
- in its meeting of February 26, 2007, the issuance of 765,130 shares arising from:
  - the exercise of 704 options, in accordance with the deliberations of the Management Board on October 10, 2002. These shares were subscribed at the price of 116.36 euros, i.e. with a premium of 105.36 euros. (ranking for dividends as of 01.01.2006).
  - the exercise of 10,120 options, in accordance with the deliberations of the Board of Directors on May 22, 1996. These shares were subscribed at the price of 82.29 euros, i.e. with a premium of 71.29 euros. (ranking for dividends as of 01.01.2006).
  - the exercise of 4,088 options, in accordance with the deliberations of the Board of Directors on May 12, 1999. These shares were subscribed at the price of 108.69 euros, i.e. with a premium of 97.69 euros. (ranking for dividends as of 01.01.2006).
  - the exercise of 3,469 options, in accordance with the deliberations of the Board of Directors on September 7, 2000. These shares were subscribed at the price of 114.75 euros, i.e. with a premium of 103.75 euros. (ranking for dividends as of 01.01.2006).
  - the exercise of 333,907 options, in accordance with the deliberations of the Management Board on October 10, 2002. These shares were subscribed at the price of 105.78 euros, i.e. with a premium of 94.78 euros. (ranking for dividends as of 01.01.2006).
  - the exercise of 5,067 options, in accordance with the deliberations of the Board of Directors on September 24, 1997. These shares were subscribed at the price of 83.10 euros, i.e. with a premium of 72.10 euros. (ranking for dividends as of 01.01.2006).
  - the exercise of 23,082 options, in accordance with the deliberations of the Board of Directors on May 12, 1999. These shares were subscribed at the price of 98.81 euros, i.e. with a premium of 87.81 euros. (ranking for dividends as of 01.01.2006).

– the exercise of 117,814 options, in accordance with the deliberations of the Board of Directors on September 7, 2000. These shares were subscribed at the price of 104.32 euros, i.e. with a premium of 93.32 euros. (ranking for dividends as of 01.01.2006).
– the exercise of 4,766 options, in accordance with the deliberations of the Board of Directors on August 28, 2001. These shares were subscribed at the price of 113.86 euros, i.e. with a premium of 102.86 euros. (ranking for dividends as of 01.01.2006).
– the exercise of 200,051 options, in accordance with the deliberations of the Management Board on June 14, 2002. These shares were subscribed at the price of 123.41 euros, i.e. with a premium of 112.41 euros. (ranking for dividends as of 01.01.2006).
– the exercise of 1,181 options, in accordance with the deliberations of the Management Board on April 8, 2004. These shares were subscribed at the price of 114.87 euros, i.e. with a premium of 103.87 euros. (ranking for dividends as of 01.01.2006).
– the exercise of 881 options, in accordance with the deliberations of the Management Board on March 21, 2005. These shares were subscribed at the price of 125.45 euros, i.e. with a premium of 114.45 euros. (ranking for dividends as of 01.01.2006).

(4) As from December 31, 1995, shareholders holding their shares in registered form for at least two years at the period-end, and who will retain these shares in this form until the dividend payment date, will receive a dividend with a 10% bonus compared to the dividend paid to other shares. The difference between the bonus dividend calculated on the number of shares outstanding as of the period-end and the bonus dividend actually paid shall be allocated to retaining earnings.

(5) Net profit before transfer and disposal gains.

(6) Capital gains on transfers and disposals.

(7) Including equalization tax (83.9 million euros in 2002 and 8.7 million euros in 2003).

(8) Adjusted to take into account, in the weighted average, the capital increases performed via capitalization of reserves or additional paid-in capital, cash subscriptions and treasury shares.

(9) Adjusted to take into account the capital increases performed via capitalization of reserves or additional paid-in capital.

(10) Carboxyque Française, Cofigaz and Air Liquide Shared European Services were merged with L'Air Liquide S.A. with effect as of January 1, 2003.

RESOLUTIONS

Contents

Report of the Board of Directors
on the resolutions presented to the General Shareholders' Meeting

Net earnings for the financial year

Attached to this report are the financial statements of L'Air Liquide S.A. that have been prepared by applying the methods provided for by law and the standards of the French General Chart of Accounts.

Revenue for the financial year ended December 31, 2006 amounted to 1,549.7 million euros compared with 1,460.1 million euros in 2005, up by 6.1 %.

Net earnings of L'Air Liquide S.A. for the financial year ended December 31, 2006 amounted to 547.6 million euros compared to 597.1 million euros for 2005.

In 2005, they included capital gains on shares for an amount of 155.8 million euros as a result, firstly, of the sale of the shares held in Séchilienne-Sidec and, secondly, the capital gain resulting from the simplified public offer with regard to the shares of Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO).

The income from French and foreign equity securities amounted to 588.2 million euros compared to 525.2 million euros in 2005.

Consolidated revenue for 2006 amounted to 10,948.7 million euros, compared to 10,434.8 million euros in 2005, up by 4.9 %. On a comparable basis (excluding foreign exchange impact, natural gas prices and material changes in the scope of consolidation), the increase is + 5.7 %.

Consolidated net earnings, after deduction of minority interests, amounted to 1,002.3 million euros compared with 933.4 million euros in 2005, an increase of 7.4 % (a 7.1 % increase excluding foreign exchange impact). Excluding exceptional items for 2005, growth amounted to + 11.4 % and + 11.1 % excluding foreign exchange impact.

These results are described in detail in the Management Report.

Amount of capital held by employees

Since 1986, L'Air Liquide S.A. has given the employees of certain Group companies the possibility to subscribe for capital increases reserved for them. A total of 2,036,034 shares have been subscribed in this manner, excluding the allocation of bonus shares to shareholders. Pursuant to the provisions of Article L 225-102 of the French Commercial Code, we hereby inform you that the number of shares held by the employees of your Company and its subsidiaries within the meaning of Article L 225-180 of the French Commercial Code, at December 31, 2006, was 1,334,912 shares representing 1.1 % of the capital.

Acquisition of investments and controlling interests

Pursuant to the provisions of Article L 233-6 of the French Commercial Code, it should be noted that our Company performed the following transactions during the 2006 financial year:

- increase in the stake we held in CRYOPAL from 1.24 % to 99.99 % for an amount of 2.9 million euros.
- sale of USIFROID which was 99.47 %-owned. The securities recorded in the balance sheet for an amount of 1.1 million euros were sold for 2.6 million euros.

Identity of the holders of capital and voting rights

As of December 31, 2006, no shareholder has made a notification stating that it owns 5 % or more of the capital and voting rights.

Resolutions within the authority of the Ordinary Shareholders' Meeting

We ask you, after you have reviewed:

- the report of the Board of Directors on the operation and management of the Company and its Group during the 2006 financial year,
- the Company's financial statements, income statement, balance sheet and notes to the financial statements,
- the Group's consolidated financial statements,
- the reports of the statutory auditors,

to approve the Company's financial statements and the consolidated financial statements at December 31, 2006 as presented, as well as the transactions set out in these financial statements or mentioned in these reports.

Your Company's net earnings allow the Board to propose, for each of the shares existing at December 31, 2006 (i.e. a total number of 121,149,189 shares), a dividend of 4.00 euros. This dividend is eligible for the 40 % allowance referred to in Article 158.3.2°of the French Tax Code and no longer benefits from the special tax credit on dividends.

In addition, the shareholders who had held their shares in registered form for at least two years as of December 31, 2006 and who retain such shares in registered form up to the dividend payment date, shall be entitled, for such shares (i.e. a total number of 31,126,097 shares at December 31, 2006), to a bonus dividend of 10 % as compared with the dividend paid to the other shares, or a dividend of 0.40 euros. This dividend is eligible for the 40 % allowance referred to in Article 158.3.2° of the French Tax Code and no longer benefits from the special tax credit on dividends.

The difference between the bonus dividend calculated on the number of actions known to exist at December 31, 2006 and the bonus dividend actually paid, will be allocated to the retained earnings account.

We wish to remind you that, in order for them to be easily negotiable, shares resulting from the exercise of stock options are created with dividend rights as of the date of delivery of the shares and not with dividend rights as of January 1 of the year of exercise of the stock option.

Accordingly, we ask you to authorize the Board of Directors to deduct from the retained earnings account the sums necessary to pay the dividend for the shares that may be created in this way between January 1 and May 15, 2007, the dividend payment date.

We propose that you allocate net earnings for the financial year, i.e. 547,559,634 euros, as follows:

	(in euros)
■ appropriation	
- to the legal reserve	12,771,784
- to retained earnings	37,740,655
- to the distribution of a dividend	497,047,195

Dividend distribution

In accordance with French law, we wish to remind you that the distributions made in respect of the last three financial years were as follows:

Financial year	Total amount distributed In euros	Number of shares	Net dividend distributed In euros	Tax already paid to the French Treasury (tax credit) In euros
2003 (1)	319,721,334	99,912,917	3.20	1.60
(2)	7,765,140	24,266,063	0.32	0.16

Financial year	Total amount distributed In euros	Number of shares	Dividend distributed eligible for the 50 % allowance referred to in Article 158.3.2° of the French Tax Code In euros
2004 (1)	382,132,881	109,180,823	3.50
(2)	9,056,861	25,876,746	0.35

Financial year	Total amount distributed In euros	Number of shares	Dividend distributed eligible for the 40 % allowance referred to in Article 158.3.2° of the French Tax Code In euros
2005 (1)	421,723,129	109,538,475	3.85
(2)	10,360,320	27,264,001	0.38

(1) Ordinary dividend.
(2) Bonus dividend.

In 2004, the change in the number of shares essentially results from the allocation of bonus shares to shareholders (creation of 10,132,708 shares through the allocation of one new share for ten old shares).

RESOLUTIONS

Purchase by the Company of its own shares

1. Special report on the completion of the Company's share buy-back program

The General Shareholders' Meeting of May 10, 2006 had authorized the Board, for a period of eighteen months, in accordance with Articles L. 225-209 et seq. of the French Commercial Code, to cause the Company to repurchase its own shares in order to:

- cancel the shares,
- retain them for the purpose of tendering them within the scope of an exchange offer or for payment in external growth transactions, in accordance with recognized market practice and applicable regulations,
- the allocation of share purchase options to its employees or those of its subsidiaries, in accordance with the provisions of the sixteenth resolution of the General Shareholders' Meeting of May 12, 2004,
- maintain an active market in the Company's shares pursuant to a market liquidity agreement in accordance with an ethics charter recognized by the French Financial Markets Authority (Autorité des Marchés Financiers).

The maximum purchase price was set at 250 euros per share and the maximum number of shares to be purchased was set at 10 % of the total number of shares making up the share capital, i.e. 10,904,762 shares, for a maximum amount of 2,726,190,500 euros, subject to the legal limits.

These shares could be purchased at any time and by all available means, either on or off a stock exchange, in private transactions or through the use of option mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of Article L 225-206 of the French Commercial Code.

Making use of this authorization, a share purchase program was implemented which led to the following movements during the 2006 financial year:

- 801,625 shares (including the 18,652 shares received pursuant to the allocation of bonus shares to shareholders) were purchased at an average purchase price of 163.57 euros.
- 550,000 shares were cancelled at an average price of 140.11 euros, further to the decision made by the Management Board on February 24, 2006, authorized by the Supervisory Board on February 24, 2006, in accordance with the provisions set out in the tenth resolution of the General Shareholders' Meeting of May 11, 2005.

The total amount of the negotiation fees (exclusive of taxes) was 0.2 million euros.

At December 31, 2006, the number of its own shares held by the Company, at a par value of 11 euros, as shown on your Company's balance sheet, was 789,000 shares for a value of 129.0 million euros.

These shares represent 0.7 % of your Company's capital.

Pursuant to European regulation No. 2273/2003 of December 22, 2003 and the AMF regulations, the Board had allocated the shares purchased (789,000 shares) for the purpose of a share exchange or payment within the scope of external growth transactions. At the beginning of 2007, the Board decided to change this choice by allocating all the shares for the purpose of cancelling them.

2. Proposed resolution

As this authorization has been partly used, we ask you to replace the previous authorization with a new authorization given to the Board of Directors, to cause the Company to repurchase its own shares in order to:

- cancel them, subject to the adoption of the eighth resolution,
- retain them for the purpose of tendering them within the scope of an exchange offer or for payment in external growth transactions, in accordance with recognized market practice and applicable regulations,
- implement any share purchase option plans or plans for the free grant of shares in favor of the beneficiaries as set out in, and in accordance with, the ninth and tenth resolutions hereinafter,
- maintain an active market in the Company's shares pursuant to a market liquidity agreement in accordance with an ethics charter recognized by the French Financial Markets Authority (Autorité des Marchés Financiers).

The shareholders set the maximum purchase price at 300 euros per share with a par value of 11 euros and the maximum number of shares that can be bought back at 10 % of the total number of shares comprising the share capital at December 31, 2006, or 12,114,918 shares with a par value of 11 euros, for a maximum total amount of 3,634,475,400 euros, subject to the legal limits. The maximum purchase price will be reduced to 150 euros per share with a par value of 5.50 euros and the maximum number of shares concerned will be multiplied by two to reach a total of 24,229,836 shares subject to approval of the twelfth resolution providing for a two for one stock split.

These shares may be purchased at any time and by all available means, either on or off a stock exchange, in private transactions or through the use of option mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of Article L 225-206 of the French Commercial Code.

Shares bought back may be assigned or transferred in any manner on or off a stock exchange or through private transactions, in accordance with the applicable regulations.

Dividends on its own shares held by the Company shall be allocated to retained earnings.

This authorization is granted for a period of eighteen months starting from the date of the Shareholders' Meeting. It supersedes the authorization granted to the Board by the Ordinary Shareholders' Meeting of May 10, 2006 with respect to the non-utilized portion.

Renewal of the terms of office of two members of the Board of Directors.

The terms of office of Gérard de La Martinière and Cornelis van Lede are due to expire at the date of this Shareholders' Meeting.

As Gérard de La Martinière agrees to the renewal of his term of office, we propose to you a resolution with a view to re-electing him as a member of the Company's Board of Directors for a period of 4 years.

As Cornelis van Lede agrees to the renewal of his term of office, we propose to you a resolution with a view to re-electing him as a member of the Company's Board of Directors for a period of 4 years.

Report on related party agreements

Further to the appointment of Benoît Potier, Jean-Claude Buono and Klaus Schmieder to their new duties on May 10, 2006, the Board of Directors authorized the conditions of the pension plans and benefit funds concerning them, mostly applying the same conditions as those that applied to them in the past, as members of the Management Board. The indemnities for termination of their duties related to their status as corporate officers/senior management executives were revised. All these conditions are set out in detail in the special report of the statutory auditors on related party agreements.

You are asked to approve these new conditions as well as the special report of the statutory auditors relating to them.

Resolutions within the authority of the Extraordinary Shareholders' Meeting

Cancellation of the shares purchased by the Company via a reduction in capital

You are asked to authorize the Board of Directors to cancel, via its decisions alone, on one or more occasions, and within the limit of 10 % of the Company's share capital per twenty-four month period, any or all of the shares bought back by the Company within the scope of the authorization adopted by this Ordinary Shareholders' Meeting in its fourth resolution and those shares bought back within the scope of the authorization adopted by the Ordinary Shareholders' Meeting of May 10, 2006, and to reduce the share capital by this amount.

The difference between the book value of the cancelled shares and their par value may be allocated to any reserve or additional paid-in capital (share premium) accounts.

This authorization, which supersedes the authorization given by the General Shareholders' Meeting of May 10, 2006 in its eighth resolution, is granted for a period of twenty-four months starting from the date of this Shareholders' Meeting

Allocation of options to subscribe for or purchase shares

The General Shareholders' Meeting of May 12, 2004 had authorized the Management Board, for a period of 38 months, subject to the prior authorization of the Supervisory Board, within the scope of Articles L 225-177 et seq. of the French Commercial Code, and in particular Article L 225-179 of the French Commercial Code, to grant on one or more occasions, to employees of the Company and its subsidiaries within the meaning of Article L 225-180 of the French Commercial Code and in favor of corporate officers of such subsidiaries, options granting entitlement to subscribe for new shares of the Company to be issued pursuant to an increase in capital or options granting entitlement to the purchase of Air Liquide shares bought back by the Company pursuant to the fourth resolution. The Shareholders' Meeting furthermore authorized the Supervisory Board to grant such options to subscribe for or purchase shares, on one or more occasions, to members of the Company's Management Board. The total number of options thus granted over a period of thirty-eight months may not give entitlement to a total number of shares exceeding 3 % of the Company's share capital on the date of allocation of the options by the Management Board or the Supervisory Board, as applicable. It set at ten years as from the date of their allocation, the period of validity during which the options could be exercised. In accordance with the provisions of the thirteenth resolution of the Shareholders' Meeting of May 10, 2006, this authorization is now granted to the Board of Directors.

This authorization was partly used through the allocation on November 30, 2004, March 21, 2005 and March 20, 2006 of a total of 907,385 options to subscribe for shares.

In order to enable the Board of Directors to pursue this program for the allocation of options to subscribe for or purchase shares, we ask you to replace the previous authorization which is due to expire, with a new authorization given to the Board, for 38 months, within the scope of Articles L 225-

177 et seq. of the French Commercial Code, to grant on one or more occasions, to all or some of the Company's employees and/or its corporate officers /senior management executives or of those of its subsidiaries as defined by Article L 225-180 of the French Commercial Code, options granting entitlement to subscribe for new shares of the Company issued pursuant to an increase in capital or options granting entitlement to purchase Air Liquide shares held by the Company.

The total number of options thus granted for a period of 38 months may not grant entitlement to a total number of shares exceeding 2 % of the Company's capital on the date of allocation of the options by the Board of Directors, this percentage being lower than in the previous authorization. It sets at a maximum period of 10 years as from their allocation, the validity period during which the options may be exercised and gives full powers to the Board of Directors to set a shorter period.

This authorization is granted for a period of thirty-eight months as from the date hereof. It entails an express waiver by the shareholders of their preferential subscription right to the shares that shall be issued as and when the options are exercised in favor of the beneficiaries of the options to subscribe for shares. It shall be implemented under the conditions and in accordance with the terms provided for by the legal provisions and regulations in force.

The Board of Directors will set, within the limits provided for by law, the conditions in which the options will be granted and the amount of the options offered and will determine the subscription or purchase price of the shares, which may not be lower than the average of the opening trading prices for the twenty stock market trading days prior to the date when the option is granted. This amount may not be modified unless, during the period in which the options granted may be exercised, the Company were to carry out one of the financial or securities transactions provided for by law. In such a case, the Board of Directors would make an adjustment, under the conditions provided for in the regulations, to the number and the price of the shares covered by the options granted, in order to take into account the impact of the transaction; it may furthermore, in such a case, if it were to consider it necessary, temporarily suspend the right to exercise the options during the period of such transaction. Furthermore, following the approval of the twelfth resolution allowing the par value to be divided by two, the Board of Directors will make all the adjustments stemming from this resolution, to come into effect on the date of its implementation.

This authorization supersedes the authorization granted pursuant to the sixteenth resolution of the Extraordinary Shareholders' Meeting of May 12, 2004 and renewed by the Extraordinary Shareholders' Meeting of May 10, 2006, that has been partly used.

Authorization to make free grants of shares

The French lawmaker has introduced and recently enlarged a form of medium-term incentive that enables companies who so wish to make free grants of their shares to their staff members.

The Group's remuneration policy comprises, for certain employees, a short-term performance-related component (variable part) and a long-term component (options to subscribe for shares) which are associated with a strong culture of results in the Company.

However, it could be interesting to supplement these elements by a medium-term tool, which makes it possible both to motivate talented employees in a more dynamic manner, and to reward the medium-term performances that are representative of the nature of the Group's businesses.

This resolution could also be used to good advantage within the scope of broad plans that are comparable in terms of their objectives with capital increases reserved for employees.

It is proposed that you grant the Board of Directors, for a term of thirty-eight months, an authorization to make such grants, to employees of the Company (to the exclusion of its corporate officers) or employees or corporate officers of the entities that are affiliated with it under the conditions provided for in Article L 225-197-2 of the French Commercial Code. The number of shares thus allocated is limited to 0.5 % of the share capital on the date of the decision made by the Board of Directors.

Share subscription reserved for employees

As the operations carried out in the past have contributed appreciably to increasing the motivation of employees and enhancing their feeling of belonging to the Group, we think it is a good idea to continue along the same path. The purpose of this resolution is to fulfil the legal requirements.

The shareholders, after having reviewed the report of the Board of Directors and the statutory audi-tors' special report, deliberating pursuant to Articles L 225-129-6 and L 225-138-1 of the French Commercial Code and Articles L 443-1 et seq. of the French Employment Code, authorize the Board, for a period of twenty-six months as from the date of this Shareholders' Meeting, to increase the share capital, on one or more occasions, by a maximum amount of 200 million euros, including additional paid-in capital (share premiums), through the issue of ordinary shares. The number of new shares to be issued, which will be identical to other existing shares, may not exceed 1,000,000. This amount will be increased to 2,000,000 subject to approval of the twelfth resolution for the two for one stock split and as from the date of implementation of such resolution.

The beneficiaries of these capital increases will be directly or through a company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions, the members, from the Company and the companies which are affiliated to it within the meaning of Article L 225-180 of the French Commercial Code, of a company or group savings plan who furthermore satisfy any conditions set by the Board of Directors

In the event that it is used, this authorization automatically entails waiver by the shareholders of their preferential subscription right in favor of the above-mentioned beneficiaries.

The shareholders decide that the subscription price may not exceed the average of the opening trading prices for the share during the twenty stock market trading days preceding the date of the decision setting the opening date for the subscription period, or be more than 20 % lower than such average. They also decide that, should the beneficiaries not subscribe to the entire capital increase within the allotted deadlines, the capital increase would only be performed for the amount of the shares subscribed, and that the non-subscribed shares may be offered again to the beneficiaries concerned within the scope of a subsequent capital increase.

They finally give full powers to the Board of Directors with a right of sub-delegation under the conditions set by law, to set the various terms and conditions of the transaction.

This delegation of authority deprives of all legal effect the authorization granted to the Board of Directors pursuant to the tenth resolution of the Extraordinary Shareholders' Meeting of May 10, 2006, for the amount of the non-utilized portion of such authorization.

Two-for-one stock split

We wish to remind you that the closing trading price for the Company's share on the Bourse de Paris on December 29, 2006 was 179.90 euros and 180.60 euros at the close of trading on February 7, 2007, i.e. a much higher price than that of the other shares making up the CAC 40 and EuroStoxx 50 stock indices.

This upward trend in the Company's share price since 2003 (+85 % between January 31, 2003 and January 31, 2007) has made it less accessible for individual shareholders and adversely affects its liquidity. Your Board of Directors now considers that it would be appropriate to reduce its unit price, by decreasing it to half of the value that it has now reached. To this end, we are submitting for your approval, in the twelfth resolution, a two for one stock split, with a reduction from 11.00 euros to 5.50 euros of the par value of the shares making up the Company's share capital, which will remain unchanged.

Accordingly, the number of outstanding shares of the Company would be doubled and the liquidity of the Company's share and its accessibility for investors would be improved.

The proposed date for implementing this stock split is June 13, 2007, with the stock split taking place after payment of the dividend provided for in the third resolution.

In order to allow this stock split to be carried out under the best possible conditions, we propose that you approve the principle of such stock split via this twelfth resolution and give our Board of Directors the authority, with the possibility of sub-delegation within the limits provided for by law, to set the exact date of implementation of the stock split and to complete all the required formalities related thereto and to amend the Articles of Association accordingly.

Amendment of Article 18 of the Articles of Association – participation at Shareholders' Meetings

Further to French Decree No. 2006-1566 of December 11, 2006 amending the French Decree of March 23, 1967 on commercial companies, it is proposed that you bring your Articles of Association into compliance with this new legislation. In particular, the requirement for the shares to be blocked is eliminated and evidence of the right to participate in Shareholders' Meetings is given by the entry of the shares in the registered share accounts kept by the Company or by the authorized intermediary, on the third business day prior to the Shareholders' Meeting at zero hours, Paris time.

The Decree also comprises a provision aimed at clarifying the system of electronic signatures when using teletransmission to send proxy forms and mail voting forms to the Company. This provision specifies that the electronic signature may take the form of a process that meets the conditions set out in the first sentence of Article 1316-4 of the French Civil Code, namely the use of a reliable identification process guaranteeing the link between the electronic signature and the instrument to which it is attached. Thus, when the terms and conditions of this process are specified in detail, the proposed amendment to the Articles of Association will give your Board the possibility of deciding to apply them.

Combined Shareholders' Meeting – 2007

Ordinary Shareholders' Meeting

First resolution
(Approval of financial statements for the year ended December 31, 2006)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed:

- the reports of the Board of Directors and the statutory auditors,
- the Company's annual financial statements, income statement, balance sheet and notes thereto,

approve the Company's financial statements for the year ended December 31, 2006 as presented as well as the transactions reflected in these financial statements or mentioned in these reports.

The shareholders set the amount of net earnings for the year at 547,559,634 euros.

Second resolution
(Approval of the consolidated financial statements for the year ended December 31, 2006)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed:

- the reports of the Board of Directors and the statutory auditors,
- the Group's consolidated financial statements,

approve the consolidated financial statements for the year ended December 31, 2006 as presented.

Third resolution
(Setting of dividends)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, approve the Board of Directors' proposals concerning the allocation of net earnings. The shareholders set the dividend to be paid to the holders of each of the 121,149,189 shares with a par value of 11 euros each comprising the share capital as of December 31, 2006 at 4.00 euros. This dividend is eligible for the 40 % allowance referred to in Article 158.3.2° of the French Tax Code and no longer benefits from the special tax credit on dividends.

The dividend shall be paid on May 15, 2007:

- for directly registered shares: directly by the Company, based on the means of payment which has been indicated to it by their holders,

- for indirectly registered shares, as well as for bearer shares which are registered in shareholder accounts: by the authorized intermediaries to whom the management of these shares has been entrusted.

The dividend distributions made with respect to the last three financial years are as follows:

Financial year	Total amount distributed In euros	Number of shares	Net dividend distributed In euros	Tax already paid to the French Treasury (tax credit) In euros
2003 (1)	319,721,334	99,912,917	3.20	1.60
(2)	7,765,140	24,266,063	0.32	0.16

Financial year	Total amount distributed In euros	Number of shares	Dividend distributed eligible for the 50% allowance referred to in Article 158.3.2° of the French Tax Code In euros
2004 (1)	382,132,881	109,180,823	3.50
(2)	9,056,861	25,876,746	0.35

Financial year	Total amount distributed In euros	Number of shares	Dividend distributed eligible for the 40% allowance referred to in Article 158.3.2° of the French Tax Code In euros
2005 (1)	421,723,129	109,538,475	3.85
(2)	10,360,320	27,264,001	0.38

(1) Ordinary dividend.
(2) Bonus dividend.

Pursuant to the provisions of the Articles of Association, a bonus dividend of 10 %, i.e. 0.40 euro per share with a par value of 11 euros, shall be granted to shares which have been held in registered form since December 31, 2004, and which shall remain held in this form continuously until May 15, 2007, the dividend payment date. This dividend is also eligible for the 40 % allowance referred to in Article 158.3.2° of the French Tax Code and no longer benefits from the special tax credit on dividends.

The amount of the bonus dividend, for the 31,126,097 shares which have been held in registered form since December 31, 2004, and which remained held in this form continuously until December 31, 2006, totalled 12,450,439 euros.

The total bonus dividend corresponding to those of these 31,126,097 shares which will have been sold between January 1, 2007 and May 15, 2007, date of the dividend payment, shall be deducted from such amount.

Furthermore, the shareholders authorize the Board of Directors to deduct from the "Retained earnings" account the sums necessary to pay the dividend set above to the shares resulting from the exercise of share subscription options which may be made before the dividend payment date.

Fourth resolution
(Purshase by the Company of its own shares)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, in accordance with Articles L 225-209 et seq. of the French Commercial Code and the directly applicable provisions of the European Commission regulation of December 22, 2003, authorize the Board of Directors to cause the Company to repurchase its own shares in order to:

- cancel them, subject to the adoption of the eighth resolution,
- retain them for the purpose of tendering them within the scope of an exchange offer or for payment in external growth transactions, in accordance with recognised market practice and applicable regulations,
- implement any share purchase option plans or plans for the free grant of shares in favor of the beneficiaries as set out in and in accordance with the ninth and tenth resolutions hereinafter,
- maintain an active market in the Company's shares pursuant to a market liquidity agreement in accordance with an ethics charter recognized by the French Financial Markets Authority (Autorité des Marchés Financiers).

The shareholders set the maximum purchase price at 300 euros per share with a par value of 11 euros and the maximum number of shares that can be bought back at 10% of the total number of shares comprising the share capital at December 31, 2006, i.e., 12,114,918 shares with a par value of 11 euros,.for a maximum total amount of 3,634,475,400 euros, subject to the legal limits.

Subject to approval of the twelfth resolution providing for a two-for-one stock split and as from the date of implementation of such resolution, the maximum purchase price will be reduced to 150 euros per share with a par value of 5.50 euros and the number of shares that may be acquired will be multiplied by 2, i.e. 24,229,836 shares.

These shares may be acquired at any time and by all available means, either on or off a stock exchange, in private transactions or through the use of option mechanisms, and, if applicable, by all third par-ties acting on behalf of the Company, in accordance with the last paragraph of Article L 225-206 of the French Commercial Code.

Shares bought back may be assigned or transferred in any manner on or off a stock exchange or through private transactions, in accordance with the applicable regulations and in compliance with the objectives set out above.

Dividends on own shares held by the Company shall be allocated to retained earnings.

This authorization is granted for a period of eighteen months starting from the date of this Meeting. It supersedes the authorization granted by the Ordinary Shareholders' Meeting of May 10, 2006 with respect to the non-utilized portion of such authorization.

The shareholders give full powers to the Board of Directors, with the possibility of delegating such powers, to implement this authorization, place orders for trades, enter into all agreements, perform all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary for the execution of any decisions made in connection with this authorization.

The Board of Directors shall inform the shareholders of any transactions performed in accordance with applicable regulations.

Fifth resolution
(Renewal of the term of office of Mr Gérard de La Martinière as a director)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, decide to renew the term of office of Mr Gérard de La Martinière as a director for a term of four years, which will expire at the end of the Ordinary Shareholders' Meeting for 2011, called to approve the financial statements for the financial year ending December 31, 2010.

Sixth resolution
(Renewal of the term of office of Mr Cornelis van Lede as a director)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, decide to renew the term of office of Mr Cornelis van Lede as a director for a term of four years, which will expire at the end of the Ordinary Shareholders' Meeting for 2011, called to approve the financial statements for the financial year ending December 31, 2010.

Seventh resolution
(Approval of the agreements referred to in Article L 225-38 of the French Commercial Code and of the special report of the statutory auditors)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders'Meetings, place on record that the special report provided for by the laws and regulations currently in force, on the agreements and transactions referred to in Article L 225-38 of the French Commercial Code, has been submitted to them.

The shareholders approve the agreements entered into during the 2006 financial year and the report prepared with regard to such agreements pursuant to Articles L 225-38 et seq. of the French Commercial Code.

Extraordinary Shareholders' Meeting

Eighth resolution
(Cancellation of the shares purchased by the Company via a reduction in capital)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors and the statutory auditors' special report, authorize the Board of Directors to cancel, via its decisions alone, on one or more occasions, and within the limit of 10 % of the Company's share capital per twenty-four month period, any or all of the shares bought back by the Company within the scope of the authorization adopted by the Ordinary Shareholders' Meeting in its fourth resolution and those shares bought back within the scope of the authorization adopted by the Ordinary Shareholders' Meeting of May 10, 2006, and to reduce the share capital by this amount.

This authorization is granted for a period of twenty-four months starting from the date hereof and replaces the authorization granted by the Extraordinary Shareholders' Meeting of May 10, 2006 in its eighth resolution.

Full powers are granted to the Board of Directors to implement this authorization, amend the Articles of Association, complete all necessary formalities, deduct the difference between the net book value of the shares cancelled and their par value amount from all reserve and additional paid-in capital accounts, with the possibility of sub-delegation to implement the reduction in capital which shall be decided in accordance with this resolution.

Ninth resolution
(Authorization granted, for a period of 38 months, to the Board of Directors to grant to employees and/or corporate officers share subscription options or share purchase options)

The shareholders, after having reviewed the report of the Board of Directors and the statutory auditors' special report, authorize the Board of Directors within the scope of Articles L 225-177 to L 225-186 of the French Commercial Code to grant on one or more occasions, to employees and/or corporate officers of the Company or its subsidiaries within the meaning of Article L 225-180 of the French Commercial Code or some of such employees and/or corporate officers, options granting entitlement to subscribe for new shares of the Company to be issued pursuant to an increase in capital or options granting entitlement to the purchase of Air Liquide shares bought back by the Company.

The total number of the options thus granted over a period of 38 months may not grant entitlement to a total number of shares exceeding 2 % of the Company's capital on the date of the allocation of the options by the Board of Directors. They set the period of validity during which the options may be exercised at a maximum period of 10 years as from the date of their allocation, and grant full powers to the Board of Directors to set a shorter period.

This authorization is granted for a period of thirty-eight months as from the date hereof. It shall entail an express waiver by the shareholders of their preferential subscription right to the shares that shall be issued as and when the options are exercised in favor of the beneficiaries of the options to subscribe for shares. It shall be implemented under the conditions and in accordance with the terms provided for by the legal provisions and regulations in force.

The Board of Directors, within the limits provided for by law, shall set the conditions in which the options will be granted, the amount of the options offered and shall determine the subscription or purchase price of the shares, which may not be lower than the average of the opening trading prices for the twenty stock market trading days prior to the date when the option is granted. This amount may not be modified unless, during the period in which the options granted may be exercised, the Company were to carry out one of the financial or securities transactions provided for by law. In such a case, the Board of Directors would make an adjustment, under the conditions provided for in the regulations, to the number and the price of the shares covered by the options granted, in order to take into account the impact of the transaction; it may furthermore, in such a case, if it were to consider it necessary, temporarily suspend the right to exercise the options during the period of such transaction. The Board of Directors shall also make the adjustments required due to approval of the twelfth resolution providing for a two-for-one stock split as from the date of implementation of such resolution.

This authorization supersedes the authorization granted pursuant to the sixteenth resolution of the Extraordinary Shareholders' Meeting of May 12, 2004 and renewed by the Extraordinary Shareholders' Meeting of May 10, 2006, that has been used in part.

Tenth resolution
(Authorization granted, for a period of 38 months, to the Board of Directors to make free grants of shares (FGS) in respect of either existing shares or of shares to be issued to employees or corporate officers of the Group or some of such employees or corporate officers)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors and the statutory auditors' special report,

1. authorize the Board of Directors, within the scope of the provisions of Articles L 225-197-1 et seq. of the French Commercial Code, to make, on one or more occasions, free grants of shares (FGS) in respect of either existing shares or of shares to be issued to beneficiaries whom it will determine from among the employees of the Company (excluding corporate officers of the Company) or among the employees and corporate officers of the entities that are affiliated with it under the conditions provided for in Article L 225-197-2 of such Code, under the conditions set out below,

2. decide that the existing shares or shares to be issued granted pursuant to this authorization may not represent more than 0.5 % of the share capital on the date of the decision by the Board of Directors to grant them,

3. decide that the grant of such shares to their beneficiaries shall become final either:

i) at the end of a minimum vesting period of two years, it being specified that the beneficiaries shall then be required to retain such shares for a minimum period of two years as from their final date of grant, or

ii) for all or some of the shares granted, at the end of a minimum vesting period of four years, in which case no minimum retention period shall apply,

it being specified that the Board of Directors shall have the option to choose between these two possibilities and to use them alternatively or concurrently, and that it may, in either case, extend the vesting period, and, in the first case, extend the retention period and, in the second case, provide for a retention period,

4. decide that the grant of such shares to their beneficiaries shall become final prior to the end of the above-mentioned vesting periods in the event of a disability of the beneficiary corresponding to classification in the second or third category provided for in Article L 341-4 of the French Social Security Code and that such shares shall be freely transferable in the event of disability of the beneficiary corresponding to classification in the above-mentioned categories under the French Social Security Code,

5. record that, in the event of the free grant of new shares, this authorization shall entail, as and when a final grant is made of such shares, an increase in the capital by capitalization of reserves, profits or additional paid-in capital in favor of the beneficiaries of the shares and the correlative waiver by the shareholders of their preferential subscription rights to such shares in favor of the beneficiaries,

6. grant full powers to the Board of Directors, with the possibility of sub-delegation under the conditions laid down by law, in order to implement this authorization.

The Board of Directors shall have full powers in order, in particular:

- to determine the identity of the beneficiaries, or the category or categories of beneficiaries, of the grants of shares and the number of shares granted to each of them,
- to set the conditions and, where applicable, the criteria for the grant of shares,
- to provide for the possibility to provisionally suspend the rights to the grant under the conditions provided for by law and the applicable regulations,
- to record the final dates of grant and the dates as from which the shares may be freely transferred, in accordance with this resolution and in light of the legal restrictions,
- to enter the free shares granted in a registered account in the name of their holder, mentioning, where applicable, the

vesting period and the length of such period, and to waive the vesting period for the shares in any circumstances in which this resolution or the applicable regulations make it possible to waive such vesting period,

- to provide for the possibility, if it considers it necessary, to make the adjustments to the number of shares granted free required in order to preserve the rights of the beneficiaries, depending on any operations relating to the capital of the company carried out during the vesting period, as referred to in Article L 225-181 para. 2 of the French Commercial Code, and under such conditions as it may determine,

- in the event of the issue of new shares, to deduct, where applicable, from the reserves, profits or additional paid-in capital as it chooses, the amounts required to pay for such shares, record the completion of the capital increases carried out pursuant to this authorization, make the corresponding amendments to the Articles of Association and, in general, carry out all acts and complete all formalities that may be required.

This authorization is granted for a period of thirty-eight months as from the date hereof.

Eleventh resolution
(Delegation of authority for a period of 26 months to perform capital increases reserved for members of Company or Group savings plans)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors and the statutory auditors' special report, deliberating pursuant to Articles L 225-129-6 and L 225-138-1 of the French Commercial Code and Articles L 443-1 et seq. of the French Employment Code:

1. delegate to the Board of Directors, the authority to decide one or more capital increases reserved for members, in France or other countries, of a Company or Group savings plan, via the issue of ordinary shares of the Company, in France, in euros.

The delegation thereby granted is valid for a period of twenty-six months starting from the date of this Shareholders' Meeting.

2. decide that the total amount of capital increases that may be performed in this respect may not exceed 200 million euros, including additional paid-in capital and the number of new shares to be issued, which will be immediately identical to other existing shares, may not exceed 1 million. This number will be increased to 2 million subject to approval of the twelfth resolution for the two-for-one stock split and as from the date of implementation of such resolution.

3. decide that the beneficiaries of these capital increases will be directly or through a Company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions, the members, from the Company and the companies which are affiliated to it within the meaning of Article L 225-180 of the French Commercial Code, of a Company or Group savings plan who furthermore satisfy any conditions set by the Board of Directors.

4. decide to eliminate, in favor of the above-mentioned beneficiaries, the preferential subscription rights of shareholders to the shares which will be issued.

5. decide that the subscription price may not exceed the average of the opening trading prices for the share during the twenty stock market trading days preceding the date of the decision setting the opening date for the subscription period, or be more than 20 % lower than such average.

6. also decide that, should the beneficiaries not subscribe to the entire capital increase within the allotted deadlines, the capital increase would only be performed for the amount of the shares subscribed, and that the non-subscribed shares may be offered again to the beneficiaries concerned within the scope of a subsequent capital increase.

7. give full powers to the Board of Directors with a right of sub-delegation under the conditions set by law, to set, within the limits described above, the various terms and conditions of the transaction and notably:

- fix the criteria which the companies must meet in order for their employees to be entitled to benefit from the capital increases and prepare a list of these companies,

- set the terms and conditions of the share issue, the characteristics of the shares, determine the subscription price calculated based on the method defined above, set the deadline for fully paying up the subscribed shares, it being possible that the payment by beneficiaries may be completed by the Company or companies which are affiliated to it within the meaning of Article L 225-180 of the Commercial Code; deduct from the "additional paid-in capital" account all costs relating to these capital increases and should it be considered appropriate, all sums necessary to bring the legal reserve up to one tenth of the new share capital after each share issue,

- set the opening and closing dates for the subscription period, record the completion of the corresponding capital increase and amend the Articles of Association accordingly.

This delegation of authority deprives of all legal effect the authorization granted to the Board of Directors pursuant to the eleventh resolution of the Extraordinary Shareholders' Meeting of May 10, 2006, for the amount of the non-utilized portion of such authorization.

Twelfth resolution
(Two-for-one stock split)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders'Meetings, after having reviewed the report of the Board of Directors, decide to reduce the par value of the shares making up the share capital by dividing it by 2, although the amount of share capital shall remain unchanged.

Accordingly, the shareholders decide that:

- the par value of the Company's shares will be reduced from 11 euros to 5.50 euros,

- the number of outstanding shares will be multiplied by 2 so that the amount of the share capital remains unchanged,

- each share with a par value of 11 euros making up the share capital at the time of the stock split will be automatically replaced without any formalities being required by 2 shares with a par value of 5.50 euros which, subject only to this change, will carry the same rights as the old shares,

- the number of shares that may be obtained by the beneficiaries of options to subscribe for shares in the Company, pursuant to the option plans authorized by the Extraordinary Shareholders' Meetings of May 12, 1999, May 4, 2000, April 30, 2002 and May 12, 2004, and pursuant to the ninth resolution of this Shareholders' Meeting (for the options granted prior to the date of implementation of this resolution) will be multiplied by 2 while the unit prices for subscription of the option shares in force prior to the stock split will be divided by 2.

The shareholders decide that all the expenses relating to the stock split will be borne by the Company.

The shareholders delegate full powers to the Board of Directors, with the possibility of delegation within the limits provided for by law, to set the effective date of this two-for-one stock split which will be after May 15, 2007, to make any adjustments that may be necessary due to this stock split and the adjustments referred to above and to carry out all acts and complete all formalities and declarations that may be required as a result of this decision, and to determine in particular the number of new shares of 5.50 euros to be issued depending on the number of shares of 11 euros existing at such date, exchange the new shares for the old shares, complete all formalities and, more generally, directly take all the appropriate or necessary steps in order to implement this decision or have such appropriate or necessary steps taken by an authorized representative, and amend Article 5 of the Articles of Association relating to the par value of shares and the number of shares making up the capital accordingly.

Thirteenth resolution
(Amendment of Article 18 of the Articles of Association – participation in Shareholders' Meetings)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings and at the proposal of the Board of Directors, decide to amend Article 18 of the Company's Articles of Association, which from now on shall be drafted as follows:

"The Shareholders'Meeting shall consist of all the shareholders, regardless of the number of shares they hold, provided that all due payments have been made on such shares and that they are not deprived of voting rights.

Evidence of the right to participate in Shareholders' Meetings shall result from an entry in the Company's share register in the name of the shareholder or the intermediary acting on the shareholder's behalf (under the conditions provided for by French law) at zero hours Paris time on the third business day prior to the Shareholders' Meeting:

- *for registered shareholders: in the registered share accounts kept by the Company,*
- *for bearer shareholders: in the bearer share account kept by the duly empowered intermediary, under the conditions provided for by the regulations in force.*

Owners of registered or bearer shares shall moreover, at least three days prior to the Meeting, have filed a proxy form or a mail voting form, or the single document that serves for both purposes, or, if the Board of Directors has so decided, a request for an admission card. However, the Board of Directors shall always have the possibility to shorten this period if it considers it appropriate. It shall also have the possibility to authorize the use of teletransmission (including electronic means) to send the proxy or mail voting forms to the company under the conditions laid down by the laws and regulations in force.

When use of the electronic signature is made, it may take the form of a process that meets the conditions set in the first sentence of the second paragraph of Article 1316-4 of the French Civil Code.

The Shareholders' Meeting, duly constituted, represents all of the shareholders.

Ordinary and Extraordinary Shareholders' Meetings, and where applicable Special Shareholders' Meetings, shall be convened, shall meet and shall deliberate under the conditions provided for by French law and these Articles of Association.

Meetings shall take place at the head office or in any other place designated by the person sending out the notice of the Meeting, even if this is outside the head office or the département of the head office.

Shareholders' Meetings shall be chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman or the oldest Vice-Chairman of the Board, if one or more Vice-Chairmen have been appointed, or otherwise by a director specifically appointed for this purpose by the Board. In the event of impediment of the Vice-Chairman or Vice-Chairmen when Vice-Chairmen have been appointed or if the Board has not specially appointed a director, the shareholders shall themselves appoint the Chairman of their Meeting.

The two members of the Shareholders' Meeting with the highest number of votes and having accepted such duties shall act as scrutineers for the Shareholders' Meeting. The officers of the Meeting shall appoint a secretary who need not be a shareholder:
In the event that the Meeting is convened by a statutory auditor or by a court-appointed representative, the Shareholders' Meeting shall be chaired by the person calling the Meeting.

Upon the decision of the Board of Directors, published in the notice of Meeting or notice of convocation, to use such means of telecommunications, the shareholders who take part in the Shareholders' Meeting by videoconference or using means of telecommunications permitting them to be identified in accordance with the conditions provided by the legal provisions in force, shall be considered as present for calculating the quorum and voting majority."

Ordinary Shareholders' Meeting

Fourteenth resolution
(Powers for formalities)

Full powers are granted to a holder of a copy or extract of the minutes of this Shareholders' Meeting to perform all official publication and other formalities required by law and the regulations.

Statutory auditors' special report
on certain related party transactions

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company, we hereby report on the agreements and commitments with related parties.

In accordance with Article L. 225-40 of the French company law (Code de commerce), we have been advised of the agreements and commitments which were authorized by the Board of Directors.

We are not required to ascertain whether any other contractual agreements and commitments exist but to inform you, on the basis of the information provided to us, of the terms and conditions of those agreements and commitments indicated to us. We are not required to comment as to whether they are beneficial or appropriate. It is your responsibility, in accordance with Article 92 of the March 23, 1967 Decree, to evaluate the benefits resulting from these agreements and commitments prior to their approval.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

1. With Mr. Benoît Potier

Employment contract amendment

During its meeting of May 10, 2006, the Board of Directors authorized an amendment to the employment contract of Mr. Benoît Potier.

- Mr. Benoît Potier's employment contract is suspended during his term of office as Chairman and Chief Executive Officer. When this term of office expires under whatever circumstances, his employment contract shall be automatically reinstated with immediate effect.

- The employment contract shall add to the seniority acquired by Mr. Potier prior to the suspension, the seniority acquired from this term of office having all rights attached thereto, particularly for the retirement benefits of all plans.

- Upon expiry of his term of office, Mr. Benoît Potier shall resume his duties as director of markets and major customers or any other equivalent position. In consideration thereof, he shall receive his current remuneration, i.e. fixed portion of 391,037 euros in 2006. This remuneration shall be revalued by taking into account the changes in the remuneration of the Company's senior managers during the suspension period. Mr. Potier may also receive a variable remuneration.

- Mr. Benoît Potier expressly waives the breach of contract compensation that he received under the agreement of November 15, 2001. Hence, in the event of a breach of contract by the Company, Mr. Benoît Potier shall receive the statutory and contractual compensation applicable to the Company's senior managers.

Termination payments

- During its meeting of May 10, 2006, the Board of Directors reconsidered the terms of the compensation allocated to Mr. Benoît Potier in the event of the non-renewal or revocation of his duties as Chairman and Chief Executive Officer, except in case of gross negligence. This compensation would be calculated by applying the contractual provisions covering all Company executives. This compensation would amount to a maximum of 20 months' average remuneration (fixed and variable) received in the 24 months prior to the expiry of the term of office. This compensation includes any payment that could be due in the event of termination of the employment contract.

- During its meeting of May 10, 2006, the Board of Directors decided to grant Mr. Benoît Potier, in the event of the non-renewal or revocation of his term of office as Chairman and Chief Executive Officer, in the 24 months following a change in control of Air Liquide, an additional compensation equal to 12 months' average monthly remuneration (fixed and variable) received in the preceding 24 months.

These two agreements had no impact during the fiscal year.

Retirement benefits

During its meeting of May 10, 2006, the Board of Directors authorized amendments to the additional and supplementary defined contribution retirement plans and the supplementary defined benefit retirement plan confirming that the company officers are also participants under the same terms and conditions as employees, once the allocation of these plans is decided by the Board of Directors.

■ During its meeting of May 10, 2006, the Board of Directors renewed, for the benefit of Mr. Benoît Potier, the additional and supplementary defined contribution retirement plans applicable to senior managers and executives for the portion of remuneration that is lower than 16 times the social security maximum.

■ During its meeting of May 10, 2006, the Board of Directors renewed, for the benefit of Mr. Benoît Potier, the supplementary defined benefit retirement plan applicable to senior managers and executives whose total remuneration exceeds 16 times the social security maximum. The plan only applies if the beneficiary is still in the Company at the time of his retirement. In the event of the termination of mandate or breach of employment contract at the Company's initiative and except in case of gross negligence, Mr. Benoît Potier may retain his rights should he reach 55 or should he have at least 20 years of seniority at such date. Retirement benefits corresponding to the defined benefit plan are equal to 1 % for each year of seniority based on the average of the 3 highest total annual remunerations exceeding 16 times the social security maximum during the last 5 years of employment.

Total retirement benefits, under all retirement plans, are capped at 45% of the average of the three best years of the last five years' total annual remuneration. For the calculation, the average of variable portions cannot exceed 100 % of the average of the fixed portions used for this calculation.

The amount of contributions paid by the Company in 2006 for defined contribution plans was 72,461 euros.

Death, disability and related benefits

During its meeting of May 10, 2006, the Board of Directors authorized an amendment to the death, disability and related benefit plan confirming that the Company officers are also participants under the same terms and conditions as employees, once the allocation of this plan is decided by the Board of Directors.

By decision of the Board of Directors of May 10, 2006, Mr. Benoît Potier shall benefit, in his capacity as company officer, from the death, disability and related benefits plan applicable to senior managers and executives whose total remuneration exceeds 8 times the annual social security maximum. This plan guarantees the payment of benefits in the event of death or permanent and absolute invalidity.

The amount of contributions paid by the Company in 2006 for death, disability and related benefits was 53,790 euros.

Unemployment insurance

By decision of the Board of Directors of May 10, 2006, Benoît Potier shall benefit, in his capacity as company officer, from the guarantee covering company managers and executives subscribed by the Company.

The amount of contributions paid by the Company in 2006 for unemployment insurance was 4,660 euros.

2. With Mr. Klaus Schmieder

Termination payments

■ Under his employment contract dated May 7, 2004, Mr. Klaus Schmieder would receive a lump-sum fixed amount, should the Company unilaterally terminate his employment contract before he should reach 60, except in case of gross negligence and incapacity. This payment would be equal to the lower of 18 months of the fixed portion of remuneration with respect to his salaried employee duties or the number of months of the fixed portion of his remuneration between such date and his 60th birthday.

■ During its meeting of May 10, 2006, the Board of Directors renewed, with respect to his duties as Senior Executive Vice-President, the lump-sum fixed amount that Mr. Klaus Schmieder would receive in the event of the non-renewal or revocation of his term of office, except in case of gross negligence. This payment would be equal to the lower of 18 months of the fixed portion of remuneration as Senior Executive Vice-President or the number of months of the fixed portion of his remuneration between such date and his 60th birthday. The payment is cumulative with that due with respect to his employment contract in the event of the concomitant termination.

■ During its meeting of May 10, 2006, the Board of Directors decided to grant Mr. Klaus Schmieder, in the event of the non-renewal or revocation of his duties as Senior Executive Vice-President, in the 24 months following a change in control of Air Liquide, an additional compensation equal to 12 months' average monthly remuneration (fixed and variable) received, for whatever reason, in the preceding 24 months.

These agreements had no impact during the fiscal year.

Retirement benefits

During its meeting of May 10, 2006, the Board of Directors authorized amendments to the additional and supplementary defined contribution retirement plans and the supplementary defined benefit retirement plan confirming that the Company officers are also participants under the same terms and conditions as employees, once the allocation of these plans is decided by the Board of Directors.

- During its meeting of May 10, 2006, the Board of Directors renewed, for the benefit of Mr. Klaus Schmieder, the additional and supplementary defined contribution retirement plans applicable to senior managers and executives for the portion of remuneration that is lower than 16 times the social security maximum.

- During its meeting of May 10, 2006, the Board of Directors renewed, for the benefit of Mr. Klaus Schmieder, the supplementary defined benefit retirement plan applicable to senior managers and executives whose total remuneration exceeds 16 times the social security maximum. The plan only applies if the beneficiary is still in the Company at the time of his retirement. In the event of the termination of mandate or breach of employment contract at the Company's initiative and except in case of gross negligence, Mr. Klaus Schmieder may retain his rights should he reach 55 and should he have at least 5 years of seniority at such date. Retirement benefits corresponding to the defined benefit plan are equal to 1 % for each year of seniority based on the average of the 3 highest total annual remunerations exceeding 16 times the social security maximum during the last 5 years of employment.

Total retirement benefits, under all retirement plans in France and abroad, are capped at 45 % of the average of the three best years of the last five years' total annual remuneration. For the calculation, the average of variable portions cannot exceed 100 % of the average of the fixed portions.

In 2006, your Company did not make any payments to the additional retirement fund manager.

3. With Mr. Jean-Claude Buono

Termination payments

During its meeting of May 10, 2006, the Board of Directors decided to grant Mr. Jean-Claude Buono, in the event of the non-renewal or revocation of his duties as Senior Executive Vice-President, in the 24 months following a change in control of Air Liquide, a compensation equal to 12 months' average monthly remuneration (fixed and variable) received, for whatever reason, in the preceding 24 months.

This agreement had no impact during the fiscal year.

Retirement benefits

During its meeting of May 10, 2006, the Board of Directors renewed, for the benefit of Mr. Jean-Claude Buono, the annual global pension applicable to employees over 45 or with more than 20 years of seniority as of February 1, 1996. The annual pension amounts to 396,367 euros (November 2001 value date) and shall be revalued to take into consideration the change in retirement benefits paid by the Air Liquide Group between November 2001 and the effective pension payment date.

This agreement had no impact during the fiscal year.

Courbevoie and Paris-La Défense, March 19, 2007

The statutory auditors

MAZARS & GUERARD
Frédéric Allilaire

ERNST & YOUNG Audit
Olivier Breillot

Statutory auditors' report
on the reduction in capital by the repurchase of shares to be cancelled

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of L'Air Liquide S.A. and in compliance with Article L.225-209, paragraph 7 of French Company Law (Code de commerce) in respect of the cancellation of a company's own shares previously repurchased, we hereby report on our assessment of the terms and conditions of the proposed reduction in capital.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to examine whether the terms and conditions for the proposed reduction in capital are fair.

This operation involves the repurchase by your Company of its own shares, representing an amount not in excess of 10 % of its total capital, in accordance with Article L. 225-209 of French Company Law (Code de commerce). Moreover, this purchase authorization is proposed to your Shareholders' Meeting for approval and would be given for a period of 18 months.

Your Board of Directors requests that it be empowered for a period of 24 months to proceed with the cancellation of own shares the Company was authorized to repurchase, representing an amount not exceeding 10 % of its total capital for a period of 24 months.

We have nothing to report on the terms and conditions of the proposed reduction in capital, which can be performed only after your Shareholders' Meeting has already approved the repurchase by your Company of its own shares.

Courbevoie and Paris-La Défense, March 19, 2007

The statutory auditors

MAZARS & GUERARD
Frédéric Allilaire

ERNST & YOUNG Audit
Olivier Breillot

Statutory auditors' report
on the stock option subscription or purchase plan reserved for employees

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company and in compliance with Articles L. 225-177 of French Company Law (Code de commerce) and article 174-19 of the March 23, 1967 Decree, we hereby report on the stock option subscription or purchase plan reserved for employees or company officers of your Company or affiliated companies as defined by Article L.225-180 of French Company Law (Code de commerce) or some of them.

The report on the reasons for the stock option plan and on the proposed methods used for determining the subscription or purchase price is the responsibility of the Company's management. Our responsibility is to express an opinion on the proposed methods for determining the subscription or purchase price.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the methods proposed for determining the subscription or purchase price are included in the Management Report, are in accordance with legal requirements, are of information to the shareholders and do not appear manifestly inappropriate.

We have nothing to report on the methods proposed.

Courbevoie and Paris-La Défense, March 19, 2007

The statutory auditors

MAZARS & GUERARD
Frédéric Allilaire

ERNST & YOUNG Audit
Olivier Breillot

Statutory auditors' special report
on the granting of free existing shares or shares to be issued to Company employees and directors

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company and in compliance with Article L.225-197.1 of French Company Law (Code de commerce) we hereby report on the proposed allotting of free existing shares or shares to be issued to some employees of your Company (with the exception of Company officers) and to some employees or officers of affiliated companies as defined by Article L.225-197-2 of French company law (Code de commerce).

Your Board of Directors proposes that it be authorized to allot free existing shares or shares to be issued. It is the Board's responsibility to prepare a report on the operation that it wishes to implement. It is our responsibility to report our observations on the information provided to you in respect of the proposed operation.

In the absence of any professional standards applicable to this operation deriving from a legal ruling dated December 30, 2004, we performed such procedures as we deemed necessary. These procedures consisted in examining the methods proposed and described in the Board of Directors' report in accordance with requirements of law.

We have nothing to report on the information contained in the Board of Directors' report in connection with the proposed allotting of free shares.

Courbevoie and Paris-La Défense, March 19, 2007

The statutory auditors

MAZARS & GUERARD
Frédéric Allilaire

ERNST & YOUNG Audit
Olivier Breillot

Statutory auditors' report
on the increase in capital with cancellation of preferential subscription rights reserved for Company employee members of the Company's savings scheme

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company and in compliance with Articles L.225-135 etc. of French Company Law (Code de commerce), we hereby report on the proposal to grant your Board of Directors the ability to decide on an increase in capital by the issuing of ordinary shares with cancellation of preferential subscription rights for an amount not exceeding 200,000,000 euros reserved for the employees of your Company or affiliated companies as defined by Article L.225-180 of French Company Law (Code de commerce), an operation upon which you are called to vote.

This increase in capital is submitted for your approval in accordance with Articles L.225-129-6 of French Company Law (Code de commerce) and L. 443-5 of French labour law (Code du Travail).

Your Board of Directors proposes, on the basis of its report, that it be granted the ability, for a period of 26 months, to decide on one or several increases in capital and to cancel your preferential subscription rights. If necessary, it will determine the final conditions for this operation.

It is the responsibility of your Board of Directors to prepare a report in accordance with Articles 154 and 155 of the March 23, 1967 Decree. It is our responsibility to report on the fairness of the financial information taken from the accounts, on the proposed cancellation of preferential subscription rights and on other information relating to the share issue, provided in this report.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify the contents of the Board of Directors' report relating to this operation and on the methods for determining the issue price.

Subject to a subsequent examination of the conditions for these proposed increases in capital, we have nothing to report on the methods for determining the issue price provided in the Board of Directors' report.

As the issue price has not yet been determined, we do not express a conclusion on the final conditions under which the increases in capital will be carried out and, consequently, on the proposed cancellation of preferential subscription rights.

In accordance with Article 155-2 of the March, 23 1967 Decree, we will issue a supplementary report, if necessary, when your Board of Directors exercises this ability.

Courbevoie and Paris-La Défense, March 19, 2007

The statutory auditors

MAZARS & GUERARD
Frédéric Allilaire

ERNST & YOUNG Audit
Olivier Breillot

ADDITIONAL INFORMATION for the Reference Document

Contents

General information

1 | General information

Law applicable to L'Air Liquide S.A.
French law.

Incorporation and expiration dates
The Company was incorporated on November 8, 1902, for a set term expiring on February 17, 2028.

Business and Company register
552 096 281 R.C.S. Paris
APE code: 244A

Consulting legal documents
The Articles of Association, Minutes of Shareholders' Meetings and other Company documents may be consulted at Company headquarters.

Fiscal year
The Company's fiscal year starts on January 1, and ends on December 31, of the same year.

2 | Articles of Association

Section I
Name - Purpose - Head Office - Term

Art. 1: Form and name

The Company is a joint stock company, with a Board of Directors. This company will be governed by the laws and regulations in force and these Articles of Association.

The Company's name is "L'Air Liquide, Société anonyme pour l'Etude et l'Exploitation des procédés Georges Claude."

Art. 2: Purpose

The Company's corporate purpose includes:

1. The study, exploitation, sale of the patents or inventions of Messrs. Georges and Eugène Claude pertaining to the liquefaction of gases, the industrial production of refrigeration, liquid air and oxygen, and the applications or utilizations thereof;

2. The industrial production of refrigeration, of liquid air, the applications or uses thereof, the production and liquefaction of gases, and in particular oxygen, nitrogen, helium and hydrogen, the applications and uses thereof in all forms, pure, in blends and combinations, without any distinction as to state or origin, in all areas of application of their physical, thermodynamic, chemical, thermochemical and biological properties, and, in particular, in the domains of propulsion, the sea, health, agri-business and pollution;

3. The purchase, manufacturing, sale, use of all products pertaining directly or indirectly to the aforementioned corporate purpose, as well as all sub-products resulting from their manufacturing or their use, of all machines or devices used for the utilization or application thereof and, more specifically, the purchase, manufacturing, sale, use of all products, metals or alloys, derived or resulting from a use of oxygen, nitrogen and hydrogen, pure, blended or combined, in particular of all oxygenated or nitrogenous products;

4. The study, acquisition, direct or indirect exploitation or sale of all patents, inventions or methods pertaining to the same corporate purposes;

5. The exploitation, directly or through the incorporation of companies, of all elements connected, directly or indirectly, with the Company's purpose or likely to contribute to the development of its industry;

6. The supply of all services, or the supply of all products likely to develop its clientele in the industry or health sectors;

The Company may request or acquire all franchises, perform all constructions, acquire or lease all quarries, mines and all real property, and take over all operations connected with its corporate purpose, sell or lease these franchises, merge or create partnerships with other companies by acquiring company shares or rights, through advances or in any appropriate manner. It may undertake these operations either alone or jointly;

Lastly, and more generally, it may carry out all industrial, commercial, real estate, personal or financial operations pertaining directly or indirectly to the corporate purposes specified above.

Art. 3: Head office

The Company's head office is located at 75, Quai d'Orsay, Paris.

It may be transferred upon a Board of Directors' decision to any other location in Paris or a neighboring département, subject to the ratification of such decision by the next Ordinary General Shareholders' Meeting, and anywhere else by virtue of a decision by an Extraordinary Shareholders' Meeting.

Art. 4: Term

The Company's term has been fixed at 99 years beginning on February 18, 1929, except in the event of early dissolution or extension.

Section II
Share capital - Shares - Identification of shareholders

Art. 5: Share capital

The share capital has been set at 1,325,557,618 euros divided into 120,505,238 fully paid-up shares of a par value of 11 euros each.

Share capital is increased under the conditions stipulated by law either by issuing ordinary or preferred shares, or by raising the par value of existing shares. It may also be increased by exercising the rights attached to marketable securities granting access to share capital, under the conditions stipulated by law.

In accordance with prevailing legal provisions, unless otherwise decided by the Shareholders' Meeting, the shareholders have, in proportion to the amount of shares they own, a preferential subscription right to the shares issued in cash in order to increase share capital.

The share capital may also be reduced under the conditions stipulated by law, in particular, by reducing the par value of the shares, or by reimbursing or redeeming shares on the stock exchange and by canceling shares, or by exchanging existing shares for new shares, in an equivalent or lesser number, with or without the same par value, and with or without a cash balance to be paid or received. The Shareholders' Meeting may always compel the shareholders to sell or purchase existing shares to permit the exchange of existing shares for new shares, with or without a cash balance to be paid or received, even if such reduction is not a result of losses.

Art. 6: Shares

If the new shares are not fully paid up upon issuance, calls for payment shall be performed, on dates set by the Board of Directors, by means of announcements posted one month in advance in one of the Paris official legal gazettes chosen for the legal publication of the Company's deeds.

Shares not fully paid up shall be held as registered shares until they are fully paid up.

Each payment on any subscribed shares will be registered in an account opened in the name of the subscriber.

All late payments shall automatically bear interest, for the benefit of the Company, as of the due date, without any formal notice or legal action, at the legal interest rate, subject to any personal action that the Company may take against any defaulting shareholder and the compulsory execution measures provided by law.

Art. 7: Type of shares

Paid-up shares are registered as registered shares or bearer shares depending on the choice of the shareholder.

The provisions of the aforementioned paragraph also apply to other securities of any nature issued by the Company.

Art. 8: Rights and obligations governing shares

Shareholders shall not be liable above the amount of their subscription.

Share ownership automatically binds shareholders to the Articles of Association and the decisions of the Shareholders' Meetings.

Any share grants entitlement, during the Company's term, as in the event of liquidation, to the payment of an identical net amount for any distribution or redemption.

Shares are freely transferable under the conditions provided by law.

Art. 9: Identification of shareholders

The Company may avail itself at any time of the legal and statutory provisions in force permitting the identification of the owners of shares conferring immediately or in the future the right to vote in Shareholders' Meetings, as well as the number of shares they own.

In addition to the legal obligations to notify the Company, any person, acting alone or jointly, coming in direct or indirect possession of a fraction of the Company's capital or voting rights equal to or greater than 2%, or a multiple of 2% of capital or voting rights (including above the 5% threshold), is required to inform the Company within fifteen days as of the date on which the threshold is exceeded and, as the case may be, independently of the effective transfer date of share ownership. The person shall state the number of shares and marketable securities granting entitlement to capital that he or she owns on the date of notification. Any decrease below the 2% threshold or a multiple of 2% of capital or voting rights shall be notified in the same manner.

In the event of a failure to meet this additional notification obligation, one or several shareholders, owning a fraction of the Company's capital or voting rights amounting to at least 2 %, may, at a Shareholders' Meeting, request that the shares exceeding the fraction which should have been reported, be stripped of their voting rights for any Shareholders' Meeting held until the end of a two-year period following the date on which the notice is rectified. The request is recorded in the minutes of the Shareholders' Meeting.

Art. 10: Co-ownership and usufruct

As all shares are indivisible from the point of view of the Company, all joint owners of shares are required to be represented vis-à-vis the Company by a single owner selected from among them or proxy under the conditions provided by law.

The voting right attached to the share is exercised by the beneficial owner at both Ordinary and Extraordinary Shareholders' Meetings. However, the bare-owner shall be entitled to attend all Shareholders' Meetings. He or she may also represent the beneficial owner at Shareholders' Meetings.

The heirs, creditors, trustees or successors of a shareholder may not, on any grounds whatsoever, call for the affixing of seals on the Company's assets and securities, request the distribution thereof, or interfere in any manner whatsoever in its administration.

In order to exercise their rights, they must consult the Company's records and decisions of the Shareholders' Meetings.

Section III
Management of the Company

Art. 11: Composition of the Board of Directors

The Company is managed by a Board of Directors, comprising a minimum of three members and a maximum of fourteen members (unless temporarily waived in the event of a merger), physical persons or legal entities.

The members of the Board of Directors are appointed by the Ordinary Shareholders' Meeting for a term of four years expiring at the close of the Shareholders' Meeting held to approve the financial statements for the previous year and which is held in the year during which the mandate expires. As an exception to this rule, the members of the first Board of Directors who exercised functions as members of the Supervisory Board in the Company under its former mode of administration shall be appointed for a period equal to the remaining term of their mandate as members of the Supervisory Board.

The members of the Board of Directors may be re-elected.

Each director must own at least 500 registered shares in the Company during the term of his functions. If, on the date of his appointment, a director does not own the required number of shares or if, during his term, he ceases to own them, he is deemed to have resigned with immediate effect if he has not rectified the situation within a period of three months.

In the event of a vacancy of one or more seats due to death or resignation, the Board of Directors may, between two Shareholders' Meetings, make temporary appointments. Provisional appointments made by the Board of Directors are subject to the approval of the next Ordinary Shareholders' Meeting. If the number of directors falls below the legal minimum, the remaining directors must immediately convene an Ordinary Shareholders' Meeting in order to make up the numbers of the Board.

No individual over the age of 70 shall be appointed as a member of the Board of Directors if his appointment increases the number of the members of the Board of Directors who have passed this age to over one third. If during their term, the number of the members of the Board of Directors who have passed 70 years of age exceeds one third of the Board's members, the oldest member of the Board of Directors who has not carried out management functions in the Company is deemed to have resigned at the end of the Annual Shareholders' Meeting held following the occurrence of this event.

During the Company's term, directors are appointed and their mandates renewed under the conditions provided by law.

They may be dismissed by the Ordinary Shareholders' Meeting at any time.

Art. 12: Organization and management of the Board of Directors

The Board of Directors elects from among its members who are individuals, a Chairman. It determines his remuneration and sets his term of office which may not exceed his term of office as director. The Chairman may be re-elected.

The Chairman of the Board of Directors performs the duties entrusted to him by law. He chairs the Board of Directors, organizes and manages its work and reports on such work to the Shareholders' Meeting. He ensures that the Company's bodies operate properly and, in particular, that the directors are able to fulfill their assignments.

The Board may also appoint from among its members one or more Vice-Chairmen, whose term of office shall be determined within the limit of their term as director and whose role it is, subject to the legal provisions applicable in the event of the temporary impediment or death of the Chairman, to convene and chair board Meetings or chair Shareholders' Meetings in accordance with these Articles of Association when the Chairman is impeded.

No director who does not also assume the role of Chief Executive Officer may be appointed as Chairman of the Board of Directors after the age of 68. If, during the term of office, this age limit is reached, the Chairman's mandate shall terminate at the close of the Shareholders' Meeting held to approve the financial statements for the year during which he has reached the age of 68. If the Chairman of the Board of Directors also assumes the role of Chief Executive Officer, the applicable age limit is that applicable to the Chief Executive Officer.

The Chairman and each Vice-Chairman may be dismissed by the Board of Directors at any time. They may also be re-elected.

The Board may appoint a secretary who need not be a shareholder or one of its members.

Art. 13: General Management

Management organization

In accordance with the law, the Company's General Management is assumed either by the Chairman of the Board of Directors or by any other physical person, director or not, appointed by the Board of Directors and who assumes the role of Chief Executive Officer.

The choice between either of the two General Management organizations described above is made by the Board of Directors. The Board of Directors makes its decision relating to the choice of General Management organization under the quorum and majority conditions stipulated in Article 14 of these Articles of Association. The shareholders and third parties are informed of the Board of Directors' decision under the conditions stipulated by the regulations in force.

The choice made by the Board of Directors remains valid until it decides otherwise.

The Board of Directors will review, as necessary, the choice made each time the mandate of the Chairman of the Board of Directors or the Chief Executive Officer comes up for renewal.

Chief Executive Officer

If the Company's Chief Executive Officer is assumed by the Chairman of the Board of Directors, the following provisions relating to the Chief Executive Officer are applicable.

The Board of Directors sets the term of office and determines the remuneration of the Chief Executive Officer.

No individual over the age of 63 may be appointed as Chief Executive Officer. If, during the term of office, this age limit is reached, the Chief Executive Officer's mandate shall terminate at the close of the Shareholders' Meeting held to approve the financial statements for the year during which he has reached the age of 63.

The Chief Executive Officer may be dismissed at any time by the Board of Directors. The discharge of a Chief Executive Officer who does not assume the role of Chairman may give rise to damages if decided without reasonable cause.

The Chief Executive Officer may always be re-elected.

Powers of the Chief Executive Officer

The Chief Executive Officer is vested with the broadest powers to act in all circumstances on behalf of the Company within the limit of the Company's corporate purpose, the Articles of Association, and subject to the powers expressly granted by law to Shareholders' Meetings and the Board of Directors.

The Board of Directors is responsible for defining the decisions of the Chief Executive Officer that require its prior approval. The Board of Directors' prior approval should be sought particularly for external acquisitions or sales of interests or assets, and for investment commitments, in each case under the conditions and exceeding the amounts corresponding to an efficient operation of the Company as set by the Board of Directors. It should also be sought for financing operations of any amount likely to substantially alter the Company's financial structure and for any decision likely to substantially alter the Company's strategic orientations determined by the Board of Directors.

Senior Executive Vice-Presidents

On the Chief Executive Officer's proposal, whether he be Chairman of the Board of Directors or any other person, the Board of Directors may appoint one or more physical persons as Senior Executive Vice-Presidents to assist the Chief Executive Officer.

The maximum number of Senior Executive Vice-Presidents is set at 3.

In accordance with the Chief Executive Officer, the Board of Directors determines the scope and term of the powers granted to the Senior Executive Vice-Presidents and sets their remuneration.

The Senior Executive Vice-Presidents have the same powers as the Chief Executive Officer vis-à-vis third parties.

In the event of impediment of the Chief Executive Officer or the cessation of his functions, the Senior Executive Vice-Presidents shall maintain, unless decided otherwise by the Board of Directors, their functions and powers until a new Chief Executive Officer is appointed.

The Senior Executive Vice-Presidents may be dismissed at any time by the Board of Directors, at the Chief Executive Officer's proposal. They are subject to the age limit provided by law.

Senior Executive Vice-Presidents may be re-elected.

Art. 14: Board of Directors' meetings and deliberations

The Board of Directors meets as often as the interest of the Company so requires, by notice from its Chairman or in the case of impediment, from the oldest Vice-Chairman, if one or more Vice-Chairmen have been appointed, at the head office or in any other location indicated in the notice of Meeting.

The agenda is set by the Chairman and may only be finalized at the time of the Meeting.

Directors representing at least one third of members of the Board of Directors may, while specifying the Meeting's agenda, ask the Chairman to summon the Board if it has not met for more than two months.

Likewise, the Chief Executive Officer, if he does not chair the Board of Directors, may ask the Chairman to summon the Board of Directors on any specified agenda.

The Chairman is bound to the requests made to him.

In the event that the Chairman is impeded or fails in performing the aforementioned tasks, the oldest Vice-Chairman, if one or more Vice-Chairmen have been appointed, shall have the authority to call the Board and set the meeting's agenda at the request of at least one third of members of the Board of Directors or the Chief Executive Officer, as the case may be. In the absence of a Vice-Chairman, the minimum of one third of members of the Board of Directors or the Chief Executive Officer, depending on the case, shall have the authority to call the Board and set the meeting's agenda.

Notices may be made by all means, including verbally.

The presence of one half of the members of the Board of Directors is required for the validity of the Board's decisions.

Decisions are made by a simple majority of the votes of the members present or represented. In the event of a tie, the Chairman shall have the casting vote.

The Board of Directors will set its internal rules that it may amend by simple resolution.

The Board of Directors may stipulate in its internal rules that the members of the Board of Directors who take part in the board's meeting by videoconference or telecommunications in accordance with the conditions provided by the regulations in force shall be considered as present for calculating the quorum and voting majority of the members, for all decisions in which the law does not exclude such possibility.

Art. 15: Powers of the Board of Directors

The Board of Directors determines the orientations of the Company's activities and ensures their implementation.

Subject to the powers expressly attributed to Shareholders' Meetings by law and these Articles of Association and in accordance with the corporate purpose, the Board deals with any issues concerning the smooth running of the Company and manages corporate business pursuant to its decisions.

The Board of Directors may conduct controls and verifications as it deems appropriate.

The Board is authorized to issue bonds pursuant to a delegation granted by the Ordinary Shareholders' Meeting.

It may also decide to create committees of its members responsible for analyzing issues which it itself or its Chairman submits thereto for review. The Board determines the composition and powers of the committees which conduct their activities under its responsibility. Issues relating to the performance, remuneration and, where appropriate, the renewal of the term of office of the Chairman and Chief Executive Officer, or the Chief Executive Officer, shall be decided by the Board of Directors as and when required, and at least once a year, after analysis by the committee(s) of the Board of Directors that deal with appointment and remuneration issues.

Art. 16: Remuneration

The Ordinary Shareholders' Meeting may allocate to the members of the Board of Directors, as remuneration for their activity, a fixed annual amount in directors' fees. The Board of Directors is free to distribute the overall sum thus allocated among its members. It may also allocate a greater amount to the directors who are members of committees set up within the Board than that allocated to the other directors.

The Board may allocate exceptional sums to remunerate assignments or mandates entrusted to the members of the Board.

Section IV
Statutory auditors

Art. 17: Audit of the Company

The Ordinary Shareholders' Meeting appoints, under the conditions and with the assignments set by law, the principal and deputy statutory auditors.

Section V
Shareholders' Meetings

Art. 18: Shareholders' Meetings

The Shareholders' Meeting is comprised of all the shareholders, regardless of the number of shares they own, provided that all shares are fully paid up and that they are not stripped of voting rights.

The following persons may take part in the Shareholders' Meetings:

a. the owners of shares registered in the share account at least three days prior to the scheduled date of the Meeting;

b. the owners of bearer shares for which proof of registration of their shares under the conditions stipulated by prevailing regulations is provided at least three days prior to the Meeting.

The owners of registered shares or bearer shares must furthermore have filed a proxy form, an absentee ballot form, or a single document presented in lieu thereof, or if the Board of Directors has so decided, a request for an admission card, three days prior to the Meeting.

However the Board of Directors shall always have the right, if it deems suitable, to shorten these periods. It shall also be entitled to authorize the sending of the proxy and absentee ballot forms by electronic mail to the Company in accordance with the legal and regulatory conditions in force.

The Shareholders' Meeting, duly constituted, represents all of the shareholders.

Ordinary and Extraordinary Shareholders' Meetings, and where necessary, Special Shareholders' Meetings are convened, meet and deliberate under the conditions provided by law and these Articles of Association.

Meetings take place at the head office or at any other place designated by the author of the notice, even outside of the head office or the head office's département.

Shareholders' Meetings are chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman or the oldest Vice-Chairman of the Board, if one or more Vice-Chairmen have been appointed, or otherwise by a director specifically appointed for this purpose by the Board. In the event of impediment of the Vice-Chairman or Vice-Chairmen when Vice-Chairmen have been appointed or if the Board has not appointed a director, the shareholders shall themselves appoint the Chairman.

The two members of the Shareholders' Meeting with the highest number of votes and having accepted the position act as ballot inspectors for the Shareholders' Meeting. The officers of the Meeting appoint a secretary who need not be a shareholder.

In the event that the Meeting is convened by a statutory auditor or by a judicial representative, the Shareholders' Meeting is chaired by the author of the notice.

Upon the decision of the Board of Directors published in the notice of Meeting or notice of convocation to rely on means of telecommunication, the shareholders who take part in the Shareholders' Meeting by videoconference or using telecommunications means permitting their identification in accordance with the conditions provided by prevailing law, shall be considered as present for calculating the quorum and voting majority.

Art. 19: Powers of Shareholders' Meetings

Ordinary and Extraordinary Shareholders' Meetings, and where necessary, Special Shareholders' Meetings exercise the powers defined by law and these Articles of Association.

The Ordinary Shareholders' Meeting decides or authorizes the issue of bonds secured, where necessary, by specific collateral in accordance with prevailing laws and regulations and authorizes the Chairman to grant such collateral. It may delegate to the Board of Directors the competence and powers necessary to issue such bonds, in one or more installments, within a period set by it, and to determine the terms and conditions of the issuance of such bonds. The guarantees set up subsequent to the issue of the bonds are granted by the Chairman of the Board of Directors upon the Board's authorization.

Section VI
Inventory - Reserves - Distribution of profits

Art. 20: Fiscal year

The fiscal year begins on January 1 and ends on December 31.

Art. 21: Inventory, Distribution of profits

The Company's net proceeds, established in the annual inventory, after deducting overheads and other costs, including all amortization, depreciation and provisions, constitute the net profits.

From these profits, less, as the case may be, previous losses, a deduction of at least 5% is first of all made to create the reserve required by law. This deduction ceases to be mandatory when the reserve amounts to 10% of the share capital. It is resumed if this reserve is ever used.

The distributable profits are made up of the annual net profits, less previous losses, as well as the sums to be placed on reserve pursuant to law, plus the profit carried forward.

From these profits, a deduction is made of the amount necessary to pay the shareholders, as a first dividend, 5% of the sums paid-up on their shares, and not amortized, and 5% of the sums from premiums on shares issued in cash, and appearing in a "share premium" account, without it being possible, if the profits of a given year do not permit this payment, for the shareholders to claim such amounts from the profits of subsequent years.

The Shareholders' Meeting may decide to earmark any portion of the available surplus of said profits it wishes for the creation of general or special providence or reserve funds, under any name whatsoever or even simply as an amount carried forward.

The balance constitutes a surplus fund which is intended for the distribution of the second dividend as well as the amount provisionally assessed as necessary to pay a 10% increase to the registered shares satisfying the following conditions.

As from January 1, 1996, the shares registered at December 31 of each year in registered form for at least two years, and which remain registered until the date of the payment of the dividend, will entitle their owners to collect a dividend per share which is 10% higher, rounded down if necessary to the lower centime, than the dividend per share distributed in respect of other shares, provided that the amount of the dividend per share prior to any increase is at least equal to the amount of the dividend per share prior to any increase distributed in the preceding year, adjusted to take into account the change in the number of shares from one year to the next resulting in a capital increase by capitalizing premiums, reserves or profits or a share split.

In the event that, as from January 1, 1996, the Board of Directors, with the approval of the Shareholders' Meeting, decides to increase the capital by capitalizing reserves, profits or premiums, the registered shares held for at least two years on the date on which the allotment process begins will entitle their owners to an allotment of shares which is 10 % higher than the allotment made in favor of other shares, and according to the same procedure.

The new shares created in this manner will be comparable in all respects to the existing shares from which they are issued, for calculating the entitlement to the higher dividends and the higher allotments.

The increases defined in each of the two preceding paragraphs may be modified or eliminated by simple decision of the Extraordinary Shareholders' Meeting, according to the procedures it determines.

Pursuant to law, the number of shares eligible for these increases shall not for any given shareholder exceed 0.5% of the Company's share capital.

The Shareholders' Meeting held to approve the financial statements for the fiscal year shall have the possibility of granting to each shareholder, for all or part of the dividend or interim dividends, an option for payment of the dividend or interim dividends in either cash or shares.

Section VII
Liquidation

Art. 22: Liquidation

At the expiration of the Company's term, or in the event of early dissolution, the Shareholders' Meeting determines the method of liquidation, in accordance with the conditions stipulated by law. It appoints and determines the powers of one or more liquidators.

The liquidators may, pursuant to a decision of the Shareholders' Meeting, transfer to another company or sell to a company or to any other entity or person, all or part of the assets, rights and obligations of the dissolved company.

The duly constituted Shareholders' Meeting retains the same prerogatives during the liquidation as during the Company's term. In particular, it has the power to approve the accounts of the liquidation and to grant a discharge thereof.

After the Company's commitments have been settled, the net proceeds from the liquidation are used first to fully redeem the shares, and the surplus is then distributed equally among them.

Section VIII
Disputes

Art. 23: Disputes

All disputes which may arise during the Company's term or liquidation, either between the shareholders and the Company or among the shareholders themselves, regarding Company affairs, are settled in accordance with law and submitted to the jurisdiction of the competent Paris courts.

For this purpose, in the event of disputes, all shareholders shall elect domicile in Paris, and all summonses and notices are duly served at this domicile.

Failing election of domicile, summonses and notices are validly served at the Office of Public Prosecution of the French Republic at the High Court of Paris.

3 Share Capital

Delegations of authority given at the Shareholders' Meeting

Type of authorization	Purpose of the authorization	Validity of the delegation	Maximum nominal amount	Utilization during fiscal year 2006
Share buyback	Purchase shares for the purpose of: ■ cancelling them, ■ retaining them for the purpose of a share exchange or payment as part of external growth transactions, in accordance with applicable regulations, ■ implementing share purchase option plans in favor of its employees or those of its subsidiaries, ■ maintaining an active market in the Company's shares pursuant to a market liquidity agreement in compliance with a Code of Ethics recognized by the French Financial Markets Authority, the AMF (Autorité des Marchés Financiers).	Granted by: AGM on May 10, 2006 For a period of 18 months Maximum price: 250 euros	10% of share capital, or 10,904,762 shares, for a maximum nominal amount of 2,726,190,500 euros	782,973 shares purchased for 131.1 million euros and 18,652 bonus shares attributed to treasury shares at the time of the 2006 bonus shares allocation (i.e. an average purchase price of 163.57 euros). As of December 31, 2006, taking into account shares cancelled on February 24, 2006 and shares purchased during the year, the Company owns 789,000 shares at an average price of 163.50 euros that have been allocated for the purpose of a share exchange or payment as part of external growth transactions. The Board meeting of February 26, 2007 modified the allocation of treasury shares by allocating all of these shares for the purpose of cancelling them.
Cancellation of shares purchased by the Company	Reduce the number of shares outstanding in order to improve basic earnings per share.	Granted by: AGM on May 10, 2006 For a period of: 24 months	10% of share capital	The Board meeting of February 26, 2007 decided to cancel 789,000 shares.
Share capital increase	Increase the share capital by the issuance of ordinary shares, with retention of the shareholders' preferential share subscription rights	Granted by: AGM on May 10, 2006 For a period of: 26 months	For a maximum nominal amount of 250 million euros	This authorization was not used in 2006.
Share capital increase	Increase the share capital by capitalization of reserves, earnings or additional paid-in capital in view of the allocation of bonus shares and/or an increase in the par value of existing shares.	Granted by: AGM on May 10, 2006 For a period of: 26 months	For a maximum nominal amount of 250 million euros	Capitalization of 123.0 million euros deducted from "Additional paid-in capital" and "General reserves", by the creation of 10,920,395 new shares allocated to shareholders, in the ratio of one new share for 10 existing shares and 259,711 new shares allocated to shareholders corresponding to the 10% bonus allocation.

Delegations of authority given at the Shareholders' Meeting

Type of authorization	Purpose of the authorization	Validity of the delegation	Maximum nominal amount	Utilization during fiscal year 2006
Share capital increase	Increase the share capital by the issuance of shares intended to be subscribed to by employees of the Company and affiliated companies, members of a Company savings plan, by canceling the shareholders' preferential share subscription rights to the issued shares.	Granted by: AGM on May 10, 2006 For a period of: 26 months	200 million euros, including premiums and a maximum of 1,000,000 shares	This authorization was not used in 2006.
Allocation of share subscription options	Grant to employees, executive officers and/or members of Executive Management options to purchase new shares of the Company to be issued to increase the share capital or options giving the right to purchase the Air Liquide shares bought back by the Company	Granted by: AGM on May 12, 2004 For a period of: 38 months	3% of the Company's share capital on the allocation date of the options	35,385 Air Liquide share subscription options were allocated by the Management Board on November 30, 2004. 428,000 Air Liquide share subscription options were allocated by the Management Board on March 21, 2005. 444,000 Air Liquide share subscription options were allocated by the Management Board on March 20, 2006. Outstanding options, adjusted and allocated but not yet exercised total 2,727,090 as of December 31, 2006.
Convertible bond issues	Issue one or more bonds convertible into shares	Granted by: AGM on May 12, 2004 For a period of: 5 years	4 billion euros	As of December 31, 2006, the oustanding amount of L'Air Liquide S.A. bond issues totaled 1 billion euros.

Trends in share capital over the past three years

Issue date (In euros except for shares)	Type of transaction	Number of shares issued	Aggregate number of shares	Capital increase	Issue premiums and reserves	Share capital
26-Jan-04	Exercise of share subscription options	98,639	99,921,716	1,085,029	5,633,424	1,099,138,876
27-Feb-04	Cancellation of bought back shares	(1,000,000)	98,921,716	(11,000,000)	(118,723,907)	1,088,138,876
12-May-04	Exercise of share subscription options	62,055	98,983,771	682,605	3,719,905	1,088,821,481
12-May-04	Bonus share allocation (one for ten)	9,898,377	108,882,148	108,882,147	(108,882,147)	1,197,703,628
13-July-04	Bonus share allocation (one for ten) Loyalty premium	234,331	109,116,479	2,577,641	(2,577,641)	1,200,281,269
21-Jan-05	Exercise of share subscription options	70,369	109,186,848	774,059	5,902,371	1,201,055,328
25-Feb-05	Exercise of share subscription options	3,193	109,190,041	35,123	319,081	1,201,090,451
25-Feb-05	Cancellation of bought back shares	(350,000)	108,840,041	(3,850,000)	(41,812,039)	1,197,240,451
12-Dec-05	Capital increase reserved for employees	435,927	109,275,968	4,795,197	44,751,946	1,202,035,648
19-Jan-06	Exercise of share subscription options	321,659	109,597,627	3,538,249	30,655,064	1,205,573,897
24-Fev-06	Cancellation of bought back shares	(550,000)	109,047,627	(6,050,000)	(71,008,508)	1,199,523,897
9-May-06	Exercise of share subscription options	156,326	109,203,953	1,719,586	14,082,368	1,201,243,483
10-May-06	Bonus share allocation (one for ten)	10,920,395	120,124,348	120,124,345	(120,124,345)	1,321,367,828
12-July-06	Bonus share allocation (one for ten) Loyalty premium	259,711	120,384,059	2,856,821	(2,856,821)	1,324,224,649
26-Feb-07	Exercise of share subscription options	910,179	121,294,238	10,011,969	89,591,413	1,334,236,618
26-Feb-07	Cancellation of bought back shares	(789,000)	120,505,238	(8,679,000)	(120,323,416)	1,325,557,618

Since 1996, each allocation of bonus shares entails two capital increases: the first corresponds to the new shares allocated to all existing shares. This takes place on the date on which the Management Board, authorized by the Supervisory Board, or the Board of Directors decides to perform the transaction. The second corresponds to the new shares allocated as a loyalty premium, only to shares held in registered form continuously for more than two years. This takes place on the transaction completion date duly noted by the Chairman of the Management Board or of the Board of Directors.

Capital and voting rights as of December 31, 2006

As of December 31, 2006, the number of voting rights was 120,327,187, equal to the number of shares of share capital, or 121,149,189 shares, less the number of shares held by the Company, directly (789,000) and indirectly (33,002) which do not carry voting rights. There are no double voting rights. The breakdown of voting rights is therefore very close to that of share capital.

To the best of the Company's knowledge, there are no shareholders' agreements or joint or concerted action agreements. No shareholder owns 5 % or more of the capital or voting rights.

The percentage of capital held directly by employees or through specialized investment funds amounted to 1.1%.

The percentage of capital held by members of the Board of Directors or General Management was 0.1%.

Directly registered shares owned by the main shareholders were not pledged.

Changes in share capital ownership over the last three years

	2004	2005	2006
Individual shareholders	38.9%	38.1%	38.4%
French institutional investors	23.5%	24.9%	24.3%
Foreign institutional investors	36.3%	36.5%	36.6%
Own shares held by the Company (directly and indirectly)	1.3%	0.5%	0.7%

4 Dividends

Year (In euros)	Paid	Net dividend (1) Bonus dividend (2)	Number of shares	Distribution
2004	05/17/2005	3.50 (1)	109,180,823	382,132,881
		0.35 (2)	25,876,746	9,056,861
				391,189,742
2005	05/16/2006	3.85 (1)	109,538,475	421,723,129
		0.38 (2)	27,264,001	10,360,320
				432,083,449
2006 (3)	05/15/2007	4.00 (1)	121,149,189	484,596,756
		0.40 (2)	31,126,097	12,450,439
				497,047,195

(1) Ordinary dividend paid on all shares.
(2) Bonus dividend paid only on registered shares held continuously for two fiscal years.
(3) Subject to the approval at the General Shareholders' Meeting on May 9, 2007.

5 Management of the Company

Members of the Board of Directors or of the General Management Team have no family link with any member of the Board of Directors or of the General Management Team and have not been condemned for fraud during at least the last 5 years.

No incrimination and/or official public sanction has been pronounced against them by statutory or regulatory authorities (including professional organizations) and they have not been prevented by a court from acting in their capacity as a member of an administration, management or supervisory body or interfering in the management or carrying out of business of an issuer during at least the last 5 years. They have no potential conflicts of interest with Air Liquide, except in the case of Klaus Schmieder, as regards the duties he may have had in his former position as corporate officer of the Messer group. No arrangements or agreements have been made with the significant shareholders, customers, suppliers or others, pursuant to which the persons mentioned above have been chosen as members of the Board of Directors or of the General Management Team.

There exist no restrictions accepted by these persons as to the transfer, within a certain lapse of time, of their interest in the capital of L'Air Liquide S.A. except for the rules on preventing insider trading and the obligation set forth in the Articles of Association requiring the members of the Board of Directors to own at least 500 registered shares of the Company during the term of their office and the obligation which may be imposed on Executive Directors and officers to hold shares acquired following the exercise of stock options. The members of the Board of Directors have not been associated with any bankruptcy, any receivership or liquidation during the last 5 years.

Compliance with Corporate Governance rules

The Company complies with all material aspects of the recommendations set forth in the AFEP / MEDEF report on corporate governance principles of listed companies.

6 Property, plant and equipment

The Group's facilities and establishments are located in 72 countries around the world, with extremely diversified production capacities and characteristics.

No material tangible fixed asset exists at Group level.

7 Document accessible to the public

All documents, or copies of the documents listed below may, when they are accessible to the public, be consulted during the period of the Reference Document's validity at Shareholder Services located at the head offices of Air Liquide (75, quai d'Orsay 75007 Paris) and, if available, on the Company's Internet website (www.airliquide.com):

- the Company's incorporating document and Articles of Association,
- all reports, letters and other documents, historical financial information, evaluations and official assertions and declarations prepared by an expert at the Company's request, some of which are included or referred to in this Reference Document,
- historical financial information of the Company.

8 Incorporation by reference of the 2004 and 2005 financial statements

Pursuant to article 28 of EC Regulation no. 809/2004, the following information is included by reference in this update:

- the management report, the consolidated and annual Company financial statements for the year ended December 31, 2004, accompanied by the statutory auditors' reports which appear on page 137 of the 2004 Annual Report and page 20 of the Company financial statements incorporated by reference in the 2004 Reference Document filed under the number D.05-0380 with the French Financial Markets Authority (AMF),

- the management report, the consolidated and annual Company financial statements for the year ended December 31, 2005, accompanied by the statutory auditors' reports which appear on pages 163 and 188 of the 2005 Annual Report being the Reference Document filed under the number D.06-0237 with the French Financial Markets Authority (AMF).

Person responsible for the Reference Document

Person responsible for the Reference Document

Benoît Potier, Chairman and CEO of L'Air Liquide S.A.

Certification of person responsible for the Reference Document

I hereby attest, after having taken all reasonable measures for such purpose, that the information contained in this Reference Document reflects, to the best of my knowledge, the current situation and does not omit any information that could alter its scope.

I have obtained a work completion letter from the statutory auditors indicating that they have, in accordance with French professional standards, verified the information on the financial position and the financial statements and have reviewed all of the information presented in the Reference Document.

Benoît POTIER
Chairman and CEO

Reference Document cross-reference table

To facilitate reading of the Annual Report filed as a reference document, the following table will help identify the main information required by Regulation no. 809/2004 of the European Commission dated April 29, 2004.

	Annual Report	Current Document
1. Persons responsible		202
2. Statutory auditors		50 to 51
3. Selected financial information	2 to 3	3 to 19
4. Risk factors		52 to 54
5. Information about the issuer		
5.1. History and development of the Company	More about	
5.2. Investments		5 to 14
6. Business overview		
6.1. Principal activities	18 to end	
6.2. Principal markets	18 to end	4 to 14
6.3. Exceptional events having influenced the information provided in accordance with sections 6.1 and 6.2.		90 to 91
6.4. Issuer's dependence on patents, licenses or industrial, commercial or financial contracts or new manufacturing techniques		52
6.5. Information reported by the issuer with respect to its competitive position		4
7. Organizational structure		140 to 141
8. Property, plant and equipment		
8.1. Significant existing or planned tangible fixed assets and any major expense relating thereto		105 to 107, 151, 201
8.2. Environmental issues which could influence the use made by the issuer of its tangible fixed assets	26 to 27	52, 63 to 70
9. Operating and financial review		
9.1. Financial position	2 to 3	4 to 19
9.2. Operating income	2 to 3	4 to 19
10. Cash and capital resources		14 to 16, 78 to 81
11. Research and development, patents and licenses	28 to 29	71, 99
12. Trend information		17
13. Profit forecasts or estimates		n/a

ADDITIONAL INFORMATION

	Annual Report	Current Document
14. Administrative, management and supervisory and general management bodies		
14.1. Management and Supervisory bodies	12 to 17	44 to 49
14.2. Conflict of interest		201
15. Remuneration and benefits		34 to 41
16. Administrative and management body practices	8 to 11	20 to 27, 201
17. Employees		
17.1. Number of employees	24 to 25	60 to 62
17.2. Shareholdings and share options	12 to 17	37 to 38, 42 to 43, 110 to 113
17.3. Employee profit-sharing schemes		198
18. Significant shareholders	IV	59, 200
19. Related-party transactions		183 to 185
20. Financial information concerning the issuer's assets, financial position and results		
20.1. Historical financial information		74 to 167
20.2. Pro forma financial information		n/a
20.3. Consolidated financial statements		74 to 167
20.4. Audit of annual historical financial information		142, 164
20.5. Date of most recent financial information		75
20.6. Interim and other financial information		n/a
20.7. Dividend distribution policy	V, VI	59, 200
20.8. Legal and arbitration proceedings		52 to 54
20.9. Material change in the issuer's financial or trading position		4, 17
21. Additional information		
21.1. Share capital		42 to 43, 110 to 113, 172, 190 to 192, 197 to 199
21.2. Incorporating document and Articles of Association		190 to 196
22. Major contracts		5
23. Third-party information, declarations made by experts and reporting of any interest		58
24. Documents accessible to the public		201
25. Information on shareholdings		140 to 141, 160 to 163

GLOSSARY / INDEX

Contents

Financial glossary

A

Adjusted price
Share price adjusted to take into account changes in capital (issue of new shares, share split, etc). The adjusted share price is used to produce meaningful comparisons of price changes over time.

B

Basic earnings per share (EPS)
Consolidated Net Profit divided by the number of shares in circulation.

Bond
Tradable security issued by a public or private company, a group or a government. Bonds carry fixed interest for a specific period and are redeemable on maturity.

Bonus dividend
Dividend increased by a maximum of 10%, granted to loyal shareholders for all direct shares held continuously for more than two calendar years.

Bonus share allocation
Transaction by which the company issues new shares at no cost to shareholders in proportion to the number of shares already held. Air Liquide has allocated bonus shares on a regular basis.

C

CAC 40
Stock market index, weighted by the free float, which tracks the 40 most actively traded stocks on the Euronext regulated markets in Paris. Inclusion is based on size and liquidity criteria.

Capital employed
Financial resources used by a company to develop its business. It is the sum of equity, minority interests and net indebtedness.

Capital gain
Gain realized on the sale of a security, that is, the difference between its sale price and its original purchase price, or book value.

Cash flow
Cash generated by a company's operations. It is either reinvested or distributed to shareholders (dividends). Cash flow corresponds roughly to after-tax earnings plus depreciation and amortization, less minority interests.

Custody account fees
Fees charged by a financial intermediary for maintaining share records. They generally represent a percentage of the portfolio or a set fee per line of shares held. Air Liquide's Shareholder Services provides this service free of charge for shares held in a direct registered account.

D

Deferred settlement service (SRD)
Service available for the most traded stocks through which settlement for orders or delivery of shares is deferred to the last trading day of the month. Air Liquide shares are eligible for this service.

Dividend
The part of the company's Net Profit distributed to shareholders. Shareholders determine the dividend at the General Shareholders' Meeting after approval of the financial statements and the allocation of earnings proposed by the Board of Directors.

E

Euronext Paris
Name of the firm which organizes, manages and develops the securities market, and acts as market regulator (financial transactions, monitoring of companies listed on the stock market) with the delegated authority of France's Financial Market Authority.

Euro stoxx 50
Stock Exchange index composed of 50 of the highest capitalizations and most actively traded stocks listed in the eurozone.

F

Face value
The issue price of a share as defined in a company's Articles of Association. A company's total capital is the face value of the share multiplied by the number of shares in circulation.

Fractional right
Part of a share that cannot be distributed in the case of a bonus share allocation or subscription if the number of shares held is not a multiple of the transaction. Example: in a 1 for 10 bonus share allocation, a shareholder holding 125 shares is allocated 12 new shares and 5 fractional rights (i.e., the equivalent of half a share).

Free float
The part of a company's capital in public ownership and tradable on the stock markets. The higher the free float, the greater the liquidity of the shares. 100% of Air Liquide's capital is floated.

Free grants of shares
Means of remuneration that grants free shares of the Company to all the employees or a specific employee category. The employee only becomes the owner of the shares after a given acquisition period and according to the plan's conditions. The employee must then keep his shares for a vesting period defined by the allocation plan. The shares may be sold only after a minimum period of 4 years.

■ French Financial Market Authority (AMF)
It governs and oversees the conduct and professional ethics of the markets and protects the interests of investors and shareholders.

Goodwill
Difference between the purchase price of a company and its net tangible assets on the day of the acquisition.

IFRS (International Financial Reporting Standard)
Put into effect on January 1, 2005 to facilitate comparing companies' financial statements.

■ Investment club (in France)
Group of 5 to 20 individuals that jointly manages a securities portfolio by making regular payments and sharing the income and capital gains.

Liquidity
Ratio of the volume of shares traded over the total number of shares in circulation.

Market capitalization
A company's market value equal, at any given time, to the quoted share price multiplied by the number of shares in circulation.

Net Profit
Profit or loss made by the company. It is calculated by adding operating income recurring, other non recurring operating expenses, net finance costs, other net financial expenses, share of profit of associates, profit (loss) from discontinued operations, then subtracting taxes and minority interests.

Operating income recurring
Annual sales minus the cost of producing, distributing and selling products and the depreciation or amortization on capital expenditures. It indicates a company's ability to generate the margins necessary for its operation and growth.

PER (Price Earnings Ratio)
The ratio of the market price of a share over earnings per share. It is a measure of how many times the share price capitalizes earnings.

■ Preferential subscription right
Tradable right giving shareholders priority in subscribing to a number of new shares in proportion to the number of shares already held in the event of a share issue.

Quorum
Minimum percentage of shares with voting rights required to be present or represented for a General Shareholders' Meeting to be validly constituted.

ROCE (Return On Capital Employed)
The ratio of Net Profit before interest expenses and after taxes over average capital employed. It reflects the net return on funds invested by shareholders and those loaned by banks and financial institutions.

■ ROE (Return On Equity)
The ratio of Net Profit over shareholders' equity.
It represents the net return on money invested by shareholders.

Share
Tradable security representing a portion of the company's capital. The owner of a share, the shareholder, is a part-owner of the company and enjoys certain rights.

■ Share buyback
Transaction by which a company buys its own stock on the market, up to the limit of 10% of its capital. The transaction requires shareholder approval at the company's General Shareholders' Meeting.

■ Shareholders' equity
The part of the company's capital belonging to its shareholders. It includes the value of issued shares, retained earnings and Net Profit for the financial year.

■ Stock option
A subscription option that offers the right to buy, at a price set in advance, for a fixed period, a company's shares.

■ Stock split
Split of a share's face value to improve its liquidity. A stock split leads, in the same proportions, to a split in the share's market value and the multiplication of the number of shares which comprise the capital.

Usufruct
The legal right to use and derive profit or benefit from property that belongs to another person, as long as the property is not damaged. The holder of an usufruct has the right to use and enjoy the property, as well as the right to receive profits from the fruits of the property.

Volatility
The degree of variation of a share over a given period. It is a risk indicator: the greater the volatility, the higher the risk.

Yield
Ratio of dividend per share over market price.

Index



Combining innovation potential and productivity with a presence in promising markets, Air Liquide is developing in many fields of the future, which makes it a blue-chip growth stock for all its shareholders.
Management Report
Financial Statements
Resolutions

Communication Department

Dominique Maire
Vice-President Communications
Tel. + 33 (0) 1 40 62 53 56
dominique.maire@airliquide.com

Shareholder Services

Philippe de Saint-Ours
Director Shareholder Services
Tel.: + 33 (0) 1 40 62 53 09
philippe.desaint-ours@airliquide.com

Investor Relations

Virginia Jeanson
Aude Rodriguez
Tel.: + 33 (0) 1 40 62 51 50
virginia.jeanson@airliquide.com
aude.rodriguez@airliquide.com

L'Air Liquide

Corporation for the study and application of processes developed by Georges Claude with registered capital of 1,325,557,618 euros



Financial notices: press releases, presentations and recordings of financial analysts' meetings are available on **www.airliquide.com**

AMF

Air Liquide's Reference Document comprises two separate volumes:
- the Annual Report and sustainable development 2006,
- the Management Report, the financial statements, the resolutions proposed at the AGM and additional information.

The reference document was filed with the French Financial Markets Authority (AMF), on April 13, 2007, in accordance with article 212-13 of its General Regulations. It may be used in support of any financial transaction if it is supplemented by a prospectus approved by the AMF.

Air Liquide would like to thank its shareholders, customers and employees who collected or contributed to these photographs.

Design and production: Air Liquide Communication Department

EURO RSCG C&O
+ 33 (0) 1 58 47 93 93 – www.eurorscg.fr

Photo credits: Bruno Suet; Jeremy Sutton-Hibbert; Robert Allred.

This booklet was printed:
- for the cover on "Condat Silk", ISO 9001 certification. PEFC label.
In order to guarantee to the consumer that he or she is buying wood without contributing to deforestation, this certification label means that forest management must meet the requirements of sustainable development.
- for the interior on paper offset "Senlis".

Contact us

Corporate headquarters
75, quai d'Orsay
75321 Paris Cedex 07
Tel.: + 33 (0) 1 40 62 55 55

N° Vert 0 800 16 61 79
or + 33 (0) 1 57 05 02 26
from outside France

shareholders@airliquide.com
www.airliquide.com

To place buy/sell orders:
Tel.: + 33 (0) 1 40 62 50 82
or 50 35 or 52 41
Fax: + 33 (0) 1 40 62 57 50

AIR LIQUIDE™

AIR LIQUIDE



Paris, May 9, 2007

Combined Shareholders' Meeting of May 9, 2007

The Combined Shareholders' Meeting, chaired by **Benoît Potier, Chairman and CEO of the Company**, was attended by **4,274 people** on Wednesday May 9 at the Palais des Congrès in Paris. All members of the Board of Directors were on stage alongside him.

The shareholders, representing 42.45% of the voting rights, i.e. 133,860 shareholders present or represented, **passed** all the **proposed resolutions**.

The terms of office of two **members of the Board of Directors, Gérard de La Martinière** and **Cornelis van Lede,** were renewed for a period of 4 years.
The Board of Directors therefore comprises **11 members** with complementary experiences and skills, of which **8 members** are **independent.**

The **proposed dividend,** to be distributed on May 15, **was approved**: it will be **€4 per share, up +14.6%** on 2006. In accordance with the Articles of Association, shares held in registered form continuously from December 31, 2004 to May 15, 2007, date of the dividend payment, will receive a **bonus dividend of 10%**, i.e. €0.40 per share.

Commenting on the 2006 performance and development prospects, Benoît Potier, Chairman and CEO, noted that ***"the Group's net income exceeded the billion-euro mark in 2006"***. He highlighted ***the "very promising development in industrial and medical gases activities: there are many opportunities for growth, mainly in the Energy and Environment, and Healthcare sectors."*** For the future, ***"Air Liquide intends to continue its geographical expansion, which remains one of the main challenges over the next 15 to 20 years, especially in Asia where the Group took the leading position in 2006.***

Since the beginning of 2007, the Group has completed several key stages with the achievement of its new medium-term growth objectives: 100% control of subsidiaries in five countries in Asia, announcement of the acquisition of Linde UK - constituting a new platform for growth in the United Kingdom - and the engineering company Lurgi, which will enable the Group to increase its technological skills, particularly in the energy and chemical fields. Going even further, the Group has achieved numerous important commercial successes in Europe, the United States and Asia and has significantly developed its portfolio of major contracts."

In conclusion, Benoît Potier also noted ***"the Air Liquide policy of strong relationships with its shareholders, who share its corporate long term values and enable the Group to continue on the path of sustainable growth."***

Contacts:
Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Shareholder Services
Philippe de Saint Ours
+33 (0)1 40 62 53 09

Air Liquide share ownership

- 365,000 individual shareholders holding 38.4% of share capital (as at December 31, 2006)
- 146,000 registered shareholders
- 36.6% of share capital held by foreign institutional investors
- 24.3% of share capital held by French institutional investors

Upcoming dates 2007

Information meetings in
- Nice: May 24
- Lyon: May 30
- Brussels: June 18

1st half-year revenue and results: August 3

Information meetings in
- Dijon: October 4
- Reims: October 8

Third quarter revenue: October 25

The Combined Shareholders Meeting also approved the **division of the par value of stock by two** (i.e. multiplying the number of shares in circulation by 2), in order to bring the share value to a level comparable with other CAC 40 values. This split should have a favourable effect on share liquidity and **improve share accessibility**, and thereby increase the number of shareholders. This stock split will take effect on **June 13, 2007**.

At the Board meeting held just after the Combined Shareholders' Meeting, the appointments and roles of the members of the **three Committees** comprising a majority of independent administrators were renewed and confirmed: the Audit and Accounts Committee, Appointments Committee and Remuneration Committee.

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

FILE NO. 82-5224

AIR LIQUIDE

information

Paris, May 8, 2007

Press Release

A further step in the development of Air Liquide Electronics in Asia: expansion of ultrapure monosilane production capacity

Silane (monosilane SiH4) is **a material very widely used by semiconductor, flat panel display, and photovoltaic industries**. This market is driven by **strong growth of +20% per year**. Air Liquide is **the market leader** with production capacity in Japan since 1987, in association with the **Denka Group** through **Denal**, its joint-venture company in Omi, 350 km from Tokyo.

Air Liquide and Denka have decided to launch a new phase of development with the expansion of the Denal plant to more than **500 tonnes per year capacity**. This new step represents **a total investment of more than 30 million euros**. The unit will be operational by 2008, and will enable Air Liquide Electronics to respond to the growing demand for this product in USA, Europe, and throughout Asia.

This new investment in the fast growing Asian Electronics market is **at the heart of the Group's growth strategy**. Japan Air Gases, a 100% Air Liquide entity, is a **significant player** in the Japanese market and also as a support for all of Asia. Over the past four years, this subsidiary has invested more than 300 million euros in order to accompany the development of its customers, with a strong acceleration in 2006.

Christophe Fontaine, Vice President Electronics Group declared: ***"With this key project, Air Liquide again demonstrates its commitment to manufacture ultrapure silane for its customers. This investment, as well as our Jumbo bulk silane offer, will enable us to confirm our world leadership in silane and specialty gases. Our global sales in specialty gases today amount to almost 250 million euros. Owning a production capacity is a key advantage in the monosilane market."***

*The **Denka Group**, of which DENKI KAGAKU KOGYO KABUSHIKI KAISHA forms the central core, develops and provides a broad spectrum of materials centered on chemical products. Founded in 1915, the Denka Group is organized around four segments: organic materials, inorganic materials, electronics products, and functional materials and processed products. Its sales in 2006 totaled ¥307,923 million.*

*With 3,000 employees, **Air Liquide Electronics** recorded sales of 864 million euros in 2006. Air Liquide supplies ultra-pure gases, specialty gases, new molecules, related equipment and customized services. To enhance its proximity to the booming semiconductor market in Asia, the Electronics division management is based in Tokyo.*

****

*Present in 72 countries, **Air Liquide** is a world leader in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 37,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totalled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication
Dominique Maire ☎ + 33 (0)1 40 62 53 56
Corinne Estrade-Bordry ☎ + 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson ☎ + 33 (0)1 40 62 57 37
Aude Rodriguez ☎ + 33 (0)1 40 62 57 18

www.airliquide.com

FILE NO. 82-5224

AIR LIQUIDE

information

Paris, May 7, 2007

Press Release

SOXAL: new contract with Shell's major project in Singapore

Singapore Oxygen Air Liquide Pte Ltd (SOXAL) has just signed a new contract to supply oxygen and nitrogen to Shell's new cracker and mono-ethylene glycol (MEG) plant in Singapore.. In order to meet **Shell's new gas requirements, SOXAL will invest in a new 1,200 tonnes per day air separation unit (ASU) to be integrated with its existing five ASUs and pipeline network** in Jurong Island. This new unit is expected to be on stream by 3rd quarter 2009. A separate on-site nitrogen generator will also be installed at Pulau Bukom, where Shell's refinery is located, to meet nitrogen requirement to the new Shell cracker.

Among different applications, **mono-ethylene glycol (MEG)** is used notably in the textile industry to make polyester fibers. MEG is a downstream product of the ethylene oxide production, made from the oxidation of ethylene by adding oxygen. SOXAL will provide the nitrogen necessary for inerting at different stages of the process, as well as the oxygen used for the oxidation.

Singapore has the **highest trade to GDP ratio in the world (368%).** It has successfully developed its economy around the manufacturing industry, especially in electronics and petrochemicals. The petrochemical activities of Singapore are concentrated on **Jurong Island**, in the southwest, **an international refining and petrochemical platform which is expanding rapidly**. Jurong Island has attracted investments of over 15 billion euros from the world's leading companies and this figure is expected to increase to 30 billion euros over the next 10 years.

This **success** has also enabled SOXAL to **renew a number of existing agreements** with Shell joint-venture petrochemical companies. Shell's integrated refinery and petrochemical project, named the Shell Eastern Petrochemicals Complex, was announced by **Shell Group** as its **largest-ever petrochemical investment in Singapore**. The two new world-scale plants will serve as crucial raw material providers to Asia's growing chemical markets. SOXAL, as a gas supplier to Shell's refineries and petrochemical plants, has an active part in this project.

Jean-Pierre Duprieu, Senior Vice-President Asia-Pacific and member of the Executive Committee of Air Liquide, states: ***"We are very pleased that Shell has chosen us for this project, and we thank Shell for its trust in Air Liquide. This new project will enable SOXAL to further strengthen the capability and reliability of its pipeline network in Jurong Island, and will reinforce the global business partnership that Air Liquide has successfully forged with Shell across the globe. It also illustrates our new capacity to pursue our development in South-East Asia in a quicker and more integrated way."***

*Air Liquide, operating in Singapore since 1917 through Far East Oxygen, an entity that was integrated into **SOXAL** in 1975, has made significant investments in Singapore, considering it to be a key market through which to capitalize on South-East Asia's dynamic growth. SOXAL, the **leader in the Singapore market**, employing **600 people** recognized for their high levels of expertise, supplies gas and services to numerous semi-conductor manufacturing facilities as well as to the petrochemical facilities on Jurong Island. SOXAL combines good current economic performance with strong prospects for future growth. SOXAL became a 100% affiliate of Air Liquide in April 2007.*

****

*Present in 72 countries, **Air Liquide** is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 37,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication		Investor Relations
Dominique Maire	***☎ + 33 (0)1 40 62 53 56***	***Virginia Jeanson ☎ + 33 (0)1 40 62 57 37***
Corinne Estrade-Bordry	***☎ + 33 (0)1 40 62 51 31***	***Aude Rodriguez ☎ + 33 (0)1 40 62 57 18***

www.airliquide.com

FILE NO. 82-5224

AIR LIQUIDE

information




CHINA

Paris, April 26, 2007

Press Release

New developments in China with Dongbei Special Steel Group in Dalian

Air Liquide has entered a new long-term agreement with Dongbei Special Steel Group in Dalian, Liaoning Province, China. Under the terms of this agreement, **Air Liquide will install a new Air Separation Unit (ASU)** with a production capacity of 550 tonnes per day of oxygen **in Dalian to supply gaseous oxygen, nitrogen and argon by pipeline** to the new Dongbei Special Steel Group steelworks. This unit, which includes a capacity of 200 tonnes per day of liquid products, will also enable Air Liquide to develop the local industrial market.

With an annual production of about 2 million tonnes per year, Dongbei Special Steel Group is a leading manufacturer of high added value special steel products, resistant to high temperature or stress and used for bearings, tools, springs and structures in such industries as space, aircraft and automobiles, as well as stainless steel. Founded in 1905 as Dalian Steel, the group has recently started an ambitious relocation and upgrade of its production facilities, and has also decided to outsource its industrial gas requirements. To meet the needs of this customer, **Air Liquide will invest more than 20 million euros in a new ASU** to be commissioned in mid 2008. The unit will be designed and manufactured by Air Liquide Hangzhou, the Air Liquide engineering centre in China, and will use the latest technologies of the Group providing both high reliability and high energy efficiency, in line with Chinese government objectives.

With a population of 5.7 million people, **Dalian is an important harbour, trade, industry and tourism city**. Its main industries are petrochemical, manufacturing, shipbuilding and electronics, with a **growth of 16.5% in 2006**. Air Liquide has been present in Shenyang, Liaoning Province since 1995.

Jean-Pierre Duprieu, Senior Vice-President Asia-Pacific and member of Air Liquide's Executive Committee, said: ***"We are very pleased to have signed this agreement with Dongbei Special Steel Group, a very well-known Chinese State Owned Enterprise, which has decided to outsource its industrial gas needs. With this new investment we will enter the fast growing Dalian market, which will provide new opportunities to develop our business. It is also further proof of the willingness of the Group to accelerate its investments in emerging markets. With 20% of the Group's total sales, Asia is at the center of our growth ambitions".***

Mr. Zhao Mingyuan, Chairman of Dongbei Special Steel Group, added: ***"Our Company has a bright future with ever increasing needs for our special steel products. After fruitful discussion, we have taken the decision to outsource our industrial gas needs and have selected Air Liquide. We are happy to benefit from Air Liquide's worldwide expertise in the industrial gas field, in technology as well as in operations, and to build a long-term relationship with it".***

Established in China in 1916 and with an increased presence in the last 15 years, Air Liquide employs about 1,500 people with annual sales of more than 200 million euros. The Group has operations in the areas of Beijing/Tianjin/Shandong/Liaoning in the north and Shanghai/Jiangsu/Zhejiang in the east. Air Liquide plans to invest approximately 500 million euros in China over the period 2004-2008 to meet strong market demand and to seize growth opportunities.

****

Present in 72 countries, ***Air Liquide*** *is a* ***world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced* ***technologies****. These solutions, which are consistent with Air Liquide's commitment to* ***sustainable development****, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 37,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on* ***trust*** *and* ***transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings growth****. Sales in 2006 totaled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication
Dominique Maire ☎ **+ 33 (0)1 40 62 53 56**
Corinne Estrade-Bordry ☎ **+ 33 (0)1 40 62 51 31**

Investor Relations
Virginia Jeanson ☎ **+ 33 (0)1 40 62 57 37**
Aude Rodriguez ☎ **+ 33 (0)1 40 62 57 18**

www.airliquide.com

FILE NO. 82-5224

AIR LIQUIDE

information

Paris, April 27, 2007

Press Release

South-East Asia: purchase of four joint-ventures completed

In accordance with the announcement made on February 21 2007, and following the approval of the anti-trust authorities, **Air Liquide has today completed the purchase from Linde of the four joint-venture companies that were already managed by the Group in South-East Asia.**

Air Liquide now owns 100% of the activities of **Soxal** (subsidiary in Singapore), **Eastern Industrial Gases** (subsidiary in Thailand), **Vietnam Industrial Gases** (subsidiary in Vietnam) and 50% of **Brunox** (subsidiary in Brunei with a local partner).

At the same time, **Air Liquide sold to Linde its share in Malaysia Oxygen** (Malaysia) and in **Hong Kong Oxygen** (present in Hong Kong and in the Canton region).

On this basis, Linde received the sum of **275 million euros**.

These acquisitions are a **major step in the strategy** of the Air Liquide Group to pursue **its development in South-East Asia** in a quicker and more integrated way, and to capitalize on growth in economies clustered around the industrial hub of Singapore.

****

*Present in 72 countries, **Air Liquide** is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 37,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication
Dominique Maire ☎ + 33 (0)1 40 62 53 56
Corinne Estrade-Bordry ☎ + 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson ☎ + 33 (0)1 40 62 57 37
Aude Rodriguez ☎ + 33 (0)1 40 62 57 18

www.airliquide.com

AUTORITÉ DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : 01 53 45 62 77/48 Fax : 01 53 45 62 68

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : ...BURAY Geneviève...
  - Tel : 01 40 62 52 63... Fax : 01 40 62 54 65 Email : genevieve.buray@airliquide.com

- **Société déclarante :**
  - Dénomination sociale : ...L'AIR LIQUIDE...
  - Adresse du siège social : ...75 Quai d'Orsay – 75007 PARIS...
  - Marché Réglementé (Eurolist) :

☒ *Compartiment A* ☐ *Compartiment B* ☐ *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 120.706.088...............................

Nombre total de droits de vote de la société déclarante : ......120.706.088...............................
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : ...Levée d'options ....
- Date à laquelle cette variation a été constatée : ...30/04/2007...............................

Lors de la précédente déclaration en date du ...05/04/2007...........

- le nombre total d'actions était égal à ....120.583.937...............................
- le nombre total de droits de vote était égal à ...120.583.937...............................

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  ☒ OUI L'Article 9 des Statuts stipule que : Outre les obligations légales de déclaration à la société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% ~~du capital~~ ou des droits de vote devra être déclaré de la même manière.

Fait à Paris, le 4 mai 2007
Signature :
Philippe de SAINT-OURS
Directeur du Service actionnaires

AIR LIQUIDE

information

Paris, May 7, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 27 April to May 3, 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
27 April	19,374	180.38 €	3,494,757 €
2 May	17,326	181.69 €	3,147,997 €
3 May	10,000	181.03 €	1,810,263 €
Total period	**46,700**	**181.00 €**	**8,453,018 €**

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Philippe de Saint-Ours ☎ *+ 33 (0)1 40 62 53 09*

Investor Relations
Virginia JEANSON ☎ *+ 33 (0)1 40 62 57 50*

www.airliquide.com

FILE NO. 82-5224

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	10/05/2007
N° Avis	PAR_20070510_7358_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 38439 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 14/05/2007.

Ancien nombre de titres en circulation:	120706088
Nombre de titres à admettre:	38439
Nouveau nombre de titres en circulation:	120744527
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	10/05/2007

FILE NO. 82-5224

Notice	PAR_20070510_7358_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

38439 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 14/05/2007:

Old number of outstanding shares:	120706088
Number of shares to be listed:	38439
New number of outstanding shares:	120744527
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	03/05/2007
N° Avis	PAR_20070503_7271_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 36946 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 07/05/2007.

Ancien nombre de titres en circulation:	120669142
Nombre de titres à admettre:	36946
Nouveau nombre de titres en circulation:	120706088
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	03/05/2007

FILE NO. 82-5224

Notice	PAR_20070503_7271_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

36946 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 07/05/2007:

Old number of outstanding shares:	120669142
Number of shares to be listed:	36946
New number of outstanding shares:	120706088
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

FILE NO. 82-5224

END